Filed Pursuant to Rule 424(b)(3)
Registration No. 333-87292

NOTICE OF MERGER
DELIVERED BY TORNADO ACQUISITION CORPORATION
TO SHAREHOLDERS OF TRENDWEST RESORTS, INC.
PURSUANT TO SECTION 60.491 OF THE OREGON REVISED STATUTES

May 1, 2002

To the Holders of
    Common Stock of
Trendwest Resorts, Inc.

NOTICE IS HEREBY GIVEN pursuant to Section 60.491 of the Oregon Revised Statutes (the “ORS”) of the merger (the “Merger”) of Tornado Acquisition Corporation (“Merger Sub”), a newly formed subsidiary of Cendant Corporation (“Cendant”), with and into Trendwest Resorts, Inc. (“Trendwest”), with Trendwest surviving the Merger as a subsidiary of Cendant. The Merger is to be effective, subject to the terms and conditions set forth in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) dated as of March 30, 2002, by and among Cendant, Merger Sub, JELD-WEN, inc. and Trendwest, no earlier than thirty days following the date of this notice (and following the effectiveness of the registration statement on Form S-4 filed by Cendant with the Securities and Exchange Commission), upon the filing by Merger Sub of articles of merger with the office of the Secretary of State of the State of Oregon or at such other time as Cendant and Trendwest shall have agreed and specified in the articles of merger (the “Effective Time”). Unless indicated otherwise, as used in this notice, “we,” “us” and “our” refer to Cendant and/or Merger Sub.

Pursuant to a stock purchase agreement dated as of March 30, 2002 by and among Cendant, Merger Sub, JELD-WEN, inc., owner of approximately 81% of Trendwest’s common stock, and certain other shareholders of Trendwest, entered into at the same time as the Merger Agreement, Merger Sub has acquired approximately 90% of the outstanding shares of common stock (“Shares”), par value $0.01 per share, of Trendwest (the “Stock Purchase”). As a result of Merger Sub’s ownership of such Shares, pursuant to the Merger Agreement and Section 60.491 of the ORS, Merger Sub may consummate the Merger thirty (30) days after mailing this notice to Trendwest shareholders without any vote of Trendwest’s shareholders. The boards of directors of Cendant and Merger Sub have each voted to effect the Merger for the purpose of acquiring the minority interest in Trendwest not owned by Merger Sub after the Stock Purchase. A summary of the Merger Agreement setting forth the requirements of a plan of merger under Section 60.491(3) is attached as Exhibit A to this notice (the “Summary Plan of Merger”).

Because the Shares are quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (“Nasdaq”) as a National Market System issue on the date of this notice, dissenter’s rights are not available in connection with the Merger.

At the Effective Time, subject to the terms and conditions set forth in the Merger Agreement, your shares of Trendwest common stock will be converted into shares of common stock, par value $0.01 per share, of Cendant designated as CD common stock (“CD Common Stock”); for each of your shares of Trendwest common stock you will receive the merger consideration described in the Merger Agreement and in the Summary Plan of Merger. The CD Common Stock trades on the New York Stock Exchange under the symbol: CD. Merger Sub is not publicly traded.

WE ARE NOT ASKING YOU FOR A PROXY TO VOTE YOUR SHARES, AND YOU ARE REQUESTED NOT TO SEND US A PROXY TO VOTE YOUR SHARES. THIS NOTICE CONSTITUTES NOTICE UNDER SECTION 60.491(3)(C) OF THE OREGON BUSINESS CORPORATION ACT THAT CENDANT AND MERGER SUB WILL CAUSE THE SHORT-FORM MERGER TO BECOME EFFECTIVE WITHOUT ANY FURTHER NOTICE TO SHAREHOLDERS OF TRENDWEST.

Cendant has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 covering the shares of CD Common Stock to be issued to you pursuant to the Merger. The Registration Statement on Form S-4 has not yet been declared effective. You can view a copy of Cendant’s Registration Statement on Form S-4 (as well as any of the documents incorporated by reference therein) by accessing the Securities and Exchange Commission’s website maintained at “http://www.sec.gov.” As soon as practicable after completion of the Merger, you will be provided with appropriate documentation for exchanging your shares of Trendwest common stock for shares of CD Common Stock.

PLEASE DO NOT SEND ANY CERTIFICATES REPRESENTING SHARES OF TRENDWEST COMMON STOCK AT THIS TIME. The Exchange Agent, Mellon Investor Services LLC, on behalf of Cendant and Merger Sub, will be mailing letters of transmittal and instructions for the surrender and cancellation of your shares of Trendwest common stock following the Effective Time.

Tornado Acquisition Corporation

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF CD COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED THAT THIS REGISTRATION STATEMENT ON FORM S-4 FILED BY CENDANT WITH THE SECURITIES AND EXCHANGE COMMISSION IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

You should read the “ Risk Factors” section beginning on page 12 for a description of some of the risks you should consider in evaluating the proposed merger.

The date of this prospectus is May 23, 2002, and is first being mailed to shareholders on or about June 3, 2002.

REFERENCES TO ADDITIONAL INFORMATION

This prospectus incorporates important business and financial information about Trendwest and Cendant from other documents that are not included in or delivered with this prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this prospectus by accessing the Securities and Exchange Commission’s website maintained at “http://www.sec.gov” or by requesting copies in writing or by telephone from the appropriate company at the following addresses:

Cendant Corporation 9 West 57th Street New York, New York 10019 (212) 413-1800	Trendwest Resorts, Inc. 9805 Willows Road Redmond, WA (425) 498-2500

The information contained in this registration statement (including any information incorporated by reference herein) concerning JELD-WEN and Trendwest (including information concerning any financial advisors) has been furnished to Cendant by JELD-WEN and Trendwest. Cendant assumes no responsibility for the accuracy or completeness of such information. We will mail the documents you request by first class mail, or another equally prompt means, by the next business day after we receive your request.

See “Where You Can Find More Information.”

i

ii

Page

EXPERTS	76

LEGAL MATTERS	76

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS	76

WHERE YOU CAN FIND MORE INFORMATION	77

MERGER AGREEMENT	ANNEX A

STOCK PURCHASE AGREEMENT	ANNEX B

STOCK OPTION AGREEMENT	ANNEX C

REGISTRATION RIGHTS AGREEMENT	ANNEX D

OPINION OF BANC OF AMERICA SECURITIES LLC	ANNEX E

OPINION OF HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS	ANNEX F

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    What is the transaction?

A:    Cendant has agreed to acquire all of Trendwest in a series of two transactions: a purchase of shares from a small group of Trendwest shareholders, followed by the merger of Trendwest with a Cendant subsidiary. To effect this acquisition, Cendant entered into two agreements on March 30, 2002. Cendant, Tornado Acquisition Corporation (also called “Merger Sub”), JELD-WEN, inc., a privately held Oregon corporation and Trendwest’s principal shareholder, and certain directors and executive officers of Trendwest and JELD-WEN entered into a stock purchase agreement providing for the purchase from these Trendwest shareholders of the shares of Trendwest common stock owned by them. On April 30, 2002, Merger Sub consummated the stock purchase pursuant to which it purchased approximately 90.1% of the then outstanding shares of Trendwest. Cendant, Merger Sub, JELD-WEN and Trendwest also entered into a merger agreement which provides that, following the stock purchase, the remaining, publicly-held shares of Trendwest common stock will be acquired by means of a merger.

Q:    Did the Trendwest Board of Directors approve the merger?

A:    The Trendwest Board of Directors unanimously approved the merger agreement and determined that the merger consideration is fair to Trendwest’s shareholders. In addition, a special committee of the Trendwest board of directors, composed of Trendwest’s independent directors, unanimously determined that the proposed transaction was in the best interest of Trendwest and its shareholders other than JELD-WEN and its affiliates and unanimously recommended to the Trendwest board of directors that it approve the transactions, including the merger agreement and the stock option agreement (described below).

Q:    What will happen in the proposed merger?

A:    In the proposed merger, Trendwest will merge with Merger Sub, a newly formed subsidiary of Cendant formed for the purpose of acquiring Trendwest. After the merger, Trendwest will no longer be a public company and will become a wholly owned subsidiary of Cendant. See “The Merger” on pages 21 through 49.

Q:    When will the merger occur?

A:    The merger will occur when Merger Sub files articles of merger with the office of the Secretary of State of the State of Oregon (or at such other time as Cendant and Trendwest agree and specify in those articles of merger), subject to the terms and conditions set forth in the merger agreement, including the prior effectiveness of the registration statement on Form S-4 filed by Cendant covering the shares of Cendant common stock, designated CD Common Stock, to be issued in the merger.

Q:    What is Cendant Corporation?

A:    Cendant is one of the foremost providers of travel and real estate services in the world. Cendant operates in five business segments—Real Estate Services, Hospitality, Travel Distribution, Vehicle Services and Financial Services. Cendant’s businesses provide a wide range of consumer and business services and are intended to complement one another and create cross-marketing opportunities within each segment. Cendant’s Real Estate Services segment franchises real estate brokerage businesses, provides home buyers with mortgages and assists in employee relocations. Cendant’s Hospitality segment operates lodging franchise systems, facilitates the sale and exchange of vacation ownership interests and markets vacation rental properties. Cendant’s Travel Distribution segment provides global distribution and computer reservation services, travel services, reservation processing, connectivity and information management services. Its Vehicle Services segment operates and franchises car rental businesses and provides fleet management and fuel services to corporate clients and government agencies. Cendant’s Financial Services segment provides enhancement packages to financial institutions, insurance-based products to consumers, loyalty solutions to businesses, operates and franchises tax preparation service and provides a variety of membership programs offering discounted products and services to consumers.

Q:    What will I receive in the merger?

A:    Following the consummation of the merger, you will have the right to receive 1.3074 shares of CD Common Stock in exchange for each share of Trendwest common stock. The number of shares that you will have the right to receive as merger consideration was determined by an exchange ratio that fluctuated with the market price of CD Common Stock and was subject to a version of a mechanism commonly referred to as a “collar” that reduces exposure to losses and gains from market price fluctuations within specified market price ranges. The merger consideration of 1.3074 is based on the greater of the JELD-WEN exchange ratio of 1.2973, which was determined for purposes of the stock purchase agreement based on the ten-day average Cendant trading price prior to the date of the stock purchase, and the merger exchange ratio of 1.3074, which was determined as follows:

•
the merger exchange ratio was determined by dividing $24.00 by $18.357, which is the average of the closing sales prices of CD Common Stock for the ten consecutive NYSE trading days ending on (and including) the second trading day immediately prior to (and excluding) the date that the registration statement relating to this prospectus became effective, which was May 21, 2002;

•	in the event that this ten-day trailing “average Cendant merger trading price” had been greater than $18.50, then the merger exchange ratio would have been equal to 1.2973;

•	because the average Cendant merger trading price is between $16.15 and $18.50, the merger exchange ratio is equal to the quotient of $24.00 divided by the average Cendant merger trading price;

•	in the event that the average Cendant merger trading price had been less than $16.15 but greater than or equal to $13.50, then the merger exchange ratio would have been equal to 1.4861; and

•
in the event that the average Cendant merger trading price had been less than $13.50, then the exchange ratio would not be capped at 1.4861, but would have been equal to the quotient of $20.062 divided by the average Cendant merger trading price.

The JELD-WEN exchange ratio was determined in precisely the same manner as the merger exchange ratio, to the extent described above, except that it was determined based on the ten-day trailing average Cendant trading price prior to the date of the stock purchase instead of prior to the effectiveness of the registration statement. See “The Merger Agreement—Merger Consideration” on pages 50 through 51 for a more detailed description of the average Cendant merger trading price.

The following table summarizes the foregoing description:

If the Average Cendant Merger Trading Price had been:	Then the Merger Exchange Ratio would have been:
Equal to or greater than $18.50	1.2973

$16.15 or less, but greater than or equal to $13.50	1.4861

$13.49 or less	$20.062 divided by the average Cendant merger trading price

However, since the Average Cendant Merger Trading Price was:	The Merger Exchange Ratio is:
Between $16.16 and $18.49	$24.00 divided by the average Cendant merger trading price (rounded to the nearest thousandth)

If the exchange ratio determined as above had been:	Then the Merger Exchange Ratio would have been:
Less than the JELD-WEN exchange ratio	the JELD-WEN exchange ratio

Cendant will not issue fractional shares in the merger. Cendant will round the total number of shares of CD Common Stock you receive down to the nearest whole number of shares, and you will receive a cash payment based on the average Cendant merger trading price for any remaining fraction instead of a fractional share of CD Common Stock.

Q:    Why is there no shareholder vote?

A:    On April 30, 2002, Merger Sub acquired, pursuant to the stock purchase agreement, all of the shares of Trendwest common stock owned by JELD-WEN and the other selling shareholders who sold their shares in the stock purchase. As a result of this stock purchase, Merger Sub owns at least 90% of the outstanding Trendwest common stock. In addition, Merger Sub is entitled to exercise an option granted to it by Trendwest to ensure that it continues to own at least 90% of the outstanding Trendwest common stock. On May 1, 2002, Merger Sub purchased 100,000 shares of Trendwest’s common stock pursuant to this option. Under applicable provisions of the Oregon Revised Statutes relating to “short form” mergers, if a parent corporation owns at least 90% of the shares of each class of shares of subsidiary corporation, the parent can merge with the subsidiary without any vote or other action of the subsidiary’s shareholders. Because Merger Sub will own at least 90% of the Trendwest common stock outstanding at the effective time of the merger, Trendwest is not required to solicit and will not be soliciting your vote to adopt the merger agreement. See “Stock Purchase Agreement” on pages 62 through 65.

Q:    Do I have appraisal rights?

A:    No. Under Oregon law, in the case of a short form merger, shareholders that otherwise would be entitled to exercise dissenters’ appraisal rights do not have these rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System (“Nasdaq”) as a National Market System issue at the time that a summary plan of merger is mailed to shareholders pursuant to Section 60.491 of the Oregon Revised Statutes. Since the Trendwest common stock was quoted on Nasdaq as a National Market System issue at the applicable time, dissenters’ appraisal rights will not be available in connection with the merger. See “The Merger—Dissenters’ or Appraisal Rights” on page 46.

Q:    What did JELD-WEN and the other shareholders receive when Merger Sub purchased their shares of Trendwest common stock under the stock purchase agreement?

A:    JELD-WEN and the other Trendwest shareholders who sold shares pursuant to the stock purchase agreement received for each share of Trendwest common stock purchased by Merger Sub 1.2973 shares of CD Common Stock, which was determined by dividing $24.00 by the average of the closing sales prices of CD Common Stock for the ten consecutive NYSE trading days ending on (and including) the second trading day immediately prior to (and excluding) the date on which the stock purchase was made (the “JELD-WEN exchange ratio”), subject to a maximum of 1.4861 and a minimum of 1.2973, based on a “collar mechanism” with a range established between $16.15 and $18.50. The stock purchase agreement provides that if the merger exchange ratio is greater than the JELD-WEN exchange ratio, then these selling shareholders, other than JELD-WEN, will receive at the time of the merger under the stock purchase agreement additional shares so that they end up receiving for their shares of Trendwest common stock the same exchange ratio as is received by other Trendwest shareholders in the merger.

The following table summarizes the foregoing description:

If the Average Cendant Trading Price had been:	Then the JELD-WEN Exchange Ratio would have been:
Between $16.16 and $18.49	$24.00 divided by the average trading price described in the above paragraph (rounded to the nearest thousandth)

$16.15 or less, but greater than or equal to $13.50	1.4861

However, since the Average Cendant Trading Price was:	The JELD-WEN Exchange is:
Equal to or greater than $18.50	1.2973

On April 26, 2002, the second trading day immediately prior to (and excluding) the date of the stock purchase, the average trading price of CD Common Stock for the ten-trading day period ending on that date was $18.64 and the

JELD-WEN exchange ratio was determined in accordance with the description above to be 1.2973. Since the merger exchange ratio, 1.3074, is greater than 1.2973, the selling shareholders other than JELD-WEN will receive at the merger closing additional shares so that they end up receiving for their shares of Trendwest common stock the same exchange ratio as is received by the Trendwest shareholders in the merger.

Q:    When do you expect the merger to be completed?

A:    We expect to complete the merger as soon as practicable following the effectiveness of this registration statement, but in no event earlier than thirty days from the mailing of notice of the merger.

Q:    Should I send in my stock certificates now?

A:    No. After the merger, Cendant will send you written instructions for sending in your Trendwest stock certificates.

Q:    How will the merger be treated for accounting purposes?

A:    The merger will be accounted for using the purchase method of accounting as such term is used under accounting principles generally accepted in the United States of America. The purchase method accounts for a merger as an acquisition of one company by another.

Q:    Who can help answer my questions?

A:    If you have any questions about the merger or if you need additional copies of this prospectus you should contact:

Investor Relations
Cendant Corporation
9 West 57th Street
New York, NY 10019
Telephone: (212) 413-1800

Q:    Where can I find more information about the companies?

A:    You can find more information about Trendwest and Cendant from various sources described under “Where You Can Find More Information” on pages 77 through 78.

SUMMARY

This summary highlights selected information from this document and may not contain all the information that is important to you. For a more complete understanding of the merger and for a more complete description of the legal terms of the merger, you should read this entire document carefully, as well as the additional documents to which we refer you, including the stock purchase agreement and the merger agreement. See “Where You Can Find More Information” (pages 77 through 78). References in this document to “Cendant” and “Trendwest” include their respective subsidiaries unless otherwise indicated. The stock purchase provided for in the stock purchase agreement is referred to in this prospectus as the “stock purchase” and the merger provided for in the merger agreement is referred to in this prospectus as the “merger.” Together, the stock purchase and the merger constitute (together referred to in this prospectus as the “transactions”) the transactions by means of which Cendant, through its subsidiary Merger Sub, is acquiring Trendwest.

The Companies

Cendant Corporation 9 West 57th Street New York, New York 10019 (212) 413-1800	Trendwest Resorts, Inc. 9805 Willows Road Redmond, WA (425) 498-2500

Cendant

Cendant is one of the foremost providers of travel and real estate services in the world. Cendant’s businesses provide a wide range of consumer and business services and are intended to complement one another and create cross-marketing opportunities both within and among its following five business segments:

•
Cendant’s Real Estate Services segment franchises the real estate brokerage businesses of the CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial® and ERA® brands; provides home buyers with mortgages through Cendant Mortgage Corporation; and assists in employee relocations through Cendant Mobility Services Corporation.

•
Cendant’s Hospitality segment operates the Days Inn®, Ramada® (in the United States), Super 8 Motel®, Howard Johnson®, Wingate Inn®, Knights Inn®, Travelodge® (in North America), Villager Lodge® /Village Premier®/Hearthside by Villager and AmeriHost Inn® lodging franchise systems; facilitates the sale and exchange of vacation ownership intervals through Resort Condominiums International, LLC, Fairfield Resorts, Inc. and Equivest Finance, Inc. and markets vacation rental properties in Europe through Holiday Cottages and Cuendet.

•
Cendant’s Travel Distribution segment provides global distribution and computer reservation services to airlines, hotels, car rental companies and other travel suppliers and provides our travel agent customers the ability to electronically access airline schedule and fare information, book reservations, and issue tickets through Galileo International; provides travel services through its Cendant Travel and Cheap Tickets travel agency businesses; and provides reservations processing, connectivity and information management services through WizCom.

•
Cendant’s Vehicle Services segment operates and franchises its Avis® car rental business and provides fleet management and fuel card services to corporate clients and government agencies through PHH Arval and Wright Express. On May 21, 2002, Cendant announced the sale of its National Car Parks subsidiary, an operator of parking facilities in the United Kingdom, for approximately $1.2 billion in cash.

•	Cendant’s Financial Services segment provides enhancement packages to financial institutions through FISI*Madison LLC; provides insurance-based products to consumers through Benefit Consultants, Inc.

and Long Term Preferred Care, Inc.; provides loyalty solutions to businesses through Cims Ltd.; operates and franchises tax preparation services through Jackson Hewitt Inc.; and provides a variety of membership programs offering discounted products and services to consumers through its relationship with Trilegiant Corporation.

Trendwest

Trendwest markets, sells, and finances timeshare vacation ownership interests in the form of vacation credits and fractional ownership interests. Trendwest also acquires and develops resorts. Trendwest’s resorts (except fractional interests) are owned and operated through WorldMark, The Club (referred to as WorldMark), and WorldMark South Pacific Club (referred to as WorldMark South Pacific), together referred to as the Clubs. WorldMark is a California non-profit mutual benefit corporation organized in 1989 to provide an innovative, flexible vacation ownership system. WorldMark South Pacific is a registered managed investment scheme regulated by the Australian Securities and Investments Commission. Trendwest presently sells vacation ownership interests in 48 resorts located in the United States, British Columbia, Mexico, Fiji, and Australia and operates a network of 45 sales offices in eight western states, Alaska, Kansas, Missouri, Australia, and Fiji. At December 31, 2001, the Clubs had over 149,000 vacation credit owners. Trendwest sells two types of timeshare vacation ownership interests: vacation credits and fractional ownership interests in vacation properties. Its vacation credit system is a points-based system that allows owners to reserve units at any of the Clubs’ resorts, at any time of the year and in increments as short as one day. The use of vacation credits is not tied to any particular resort unit or time period. Trendwest’s combination of multiple Club resorts and vacation credit system provides owners with an attractive range of vacation planning choices and values. Its vacation credit system facilitates the sale of vacation credits at off-site sales offices located in major metropolitan areas and reduces dependence on on-site sales centers located at more remote resort locations.

The Merger Agreement (Pages 50 Through 61)

The merger agreement is attached as Annex A to this prospectus. We encourage you to read the merger agreement as it is the principal document governing the merger.

The Merger Consideration (Pages 50 Through 51)

At the effective time of the merger, Trendwest common stock (other than Trendwest common stock held by Cendant or any wholly owned subsidiary of Cendant) will be converted, without any action on the part of the holder, in accordance with the exchange procedures below, into the right to receive, for each share of Trendwest common stock, the merger consideration. The merger consideration will be based on an exchange ratio of 1.3074 shares of CD Common Stock for each share of Trendwest common stock, which is the greater of the JELD-WEN exchange ratio of 1.2973, determined as described in the section entitled “The Stock Purchase Agreement—Consideration,” and the merger exchange ratio of 1.3074, determined as follows:

•
the merger exchange ratio was determined by dividing $24.00 by the average Cendant merger trading price, so that if the average Cendant merger trading price was anywhere between $16.15 and $18.50, then the merger exchange ratio would equal the quotient of $24.00 divided by the average Cendant merger trading price and would be between 1.2973 and 1.4861;

•	in the event that the average Cendant merger trading price had been less than $16.15 but greater than or equal to $13.50, then the merger exchange ratio would have been equal to 1.4861; and

•
in the event that the average Cendant merger trading price had been less than $13.50, then the merger exchange ratio would have equaled the quotient of $20.062 divided by the average Cendant merger trading price.

The average Cendant merger trading price is $18.357, which was calculated based on the arithmetic average of the 4:00 p.m. eastern time closing sales prices of CD Common Stock reported on the New York Stock Exchange Composite Tape for the ten consecutive NYSE trading days ending on (and including) May 21, 2002, the second trading day immediately prior to, and excluding May 23, 2002, the date that the registration statement in which this prospectus is included became effective.

At the effective time of the merger, all shares of Trendwest common stock will no longer be outstanding and will be cancelled and retired and will cease to exist. Following the effective time of the merger, each holder of Trendwest common stock (other than Trendwest, Cendant or any wholly owned subsidiary of Cendant) will cease to have any rights with respect to their shares of Trendwest common stock, except the right to receive, without interest, the merger consideration.

Conditions to the Completion of the Merger (Page 61)

The completion of the merger depends upon meeting a number of conditions including the following:

•
the registration statement in which this prospectus is included having become effective under the Securities Act of 1933, as amended, and no stop order or proceedings seeking a stop order having been entered by or pending before the Securities Exchange Commission;

•	the shares of CD Common Stock having been approved for listing on the NYSE;

•
no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition being in effect restraining or prohibiting the consummation of the merger; and

•	at least a majority of the then outstanding shares of Trendwest common stock having been purchased by Merger Sub pursuant to the stock purchase agreement.

Cendant intends to effect the merger without a meeting of shareholders of Trendwest in accordance with the provisions of Section 60.491 of the Oregon Revised Statutes, which allow an entity which owns at least 90% of the outstanding shares of another entity (as would be the case with Merger Sub in respect of Trendwest) to merge with that entity no sooner than 30 days following the delivery to all shareholders of a notice of its intent to effect such a merger (accompanied by a summary plan of merger) simply by filing articles of merger with the office of the Secretary of State of the State of Oregon. This notice was mailed to all Trendwest’s shareholders of record on May 1, 2002.

Conditions to the Completion of the Stock Purchase (Pages 63 Through 65)

As described above, the completion of the merger depends, among other things, upon completion of the stock purchase, and completion of the stock purchase in turn depended upon meeting a number of conditions, including the following:

The obligations of Cendant, Merger Sub and the selling shareholders to complete the stock purchase were subject to, among other things:

•	absence of any legal prohibition to the merger; and

•
absence of any change in law after the date of the stock purchase agreement that would prevent the stock purchase and the merger from qualifying as an integrated transaction that qualifies as a tax-fee reorganization under Section 368(a) of the Internal Revenue Code of 1986 as amended (referred to in this prospectus as the “Code”).

Termination of the Merger Agreement (Page 61)

The merger agreement may not be terminated.

Trendwest’s Reasons for the Merger (Pages 26 Through 28)

Some of Trendwest’s reasons for the merger include:

•
Consideration of the existing assets, financial condition, operations, management and historical earnings of Trendwest, and the board of directors’ judgment as to the nature and future prospects of Trendwest’s business and the future value of Trendwest;

•	Trendwest’s limitations as a public company, including limited trading volume, lack of institutional sponsorship, limited public float and lack of research attention by market analysts;

•	The opportunity for Trendwest’s shareholders to participate in a larger more diversified company with greater depth of management; and

•
The solicitation process conducted by Banc of America Securities LLC, referred to in this prospectus as “Banc of America Securities” since 1999, and the board of directors’ belief that Trendwest was unlikely to receive a higher offer from another party.

Cendant’s Reasons for Acquisition of Trendwest by Means of the Stock Purchase and the Merger (Pages 28 Through 29)

Some of Cendant’s reasons for the acquisition of Trendwest by means of the stock purchase and the merger include:

•	the acquisition will provide Cendant with a unique opportunity to expand the scope of its involvement in the vacation ownership and travel industries;

•	the acquisition will provide Cendant with an opportunity to substantially broaden the range of Cendant’s vacation ownership offerings in one of the fastest growing segments of the travel industry;

•
the acquisition will provide Cendant with an opportunity to substantially broaden the geographic scope of its timeshare businesses and will complement the timeshare businesses being operated by existing subsidiaries of Cendant; and

•	Trendwest’s experienced senior managers have more than 30 years’ experience in the vacation ownership industry and have developed strong sales and marketing teams.

Opinions of Trendwest Financial Advisors (Pages 29 Through 42)

In deciding to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Trendwest board of directors considered the opinion, dated March 28, 2002, of its financial advisor, Banc of America Securities, that, as of March 28, 2002, and based upon and subject to the various assumptions described in the written opinion, the exchange ratio formula set forth in the merger agreement used to determine the number of shares of CD Common Stock to be issued in the merger was fair, from a financial point of view, to the shareholders of Trendwest, other than JELD-WEN and the other shareholders selling under the stock purchase agreement. In addition, in deciding to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Trendwest board of directors considered the recommendation of the special committee of the Trendwest board of directors established in connection with the transactions. The special committee, in deciding to recommend approval of the merger agreement, the merger and the other transactions contemplated by the merger agreement, considered the opinion which its financial advisor, Houlihan Lokey delivered on and dated March 28, 2002, that, based on the assumptions made, matters considered and limitations on the review described in the opinion, the consideration per share to be received in connection with the transactions by the holders of Trendwest common stock, other than JELD-WEN and the JELD-WEN affiliates, is fair from a financial point of view and not less than the financial consideration per share to be received by JELD-WEN or its affiliates in connection with the transactions. In this prospectus, Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is referred to as “Houlihan Lokey.” The written opinions of Banc of America Securities and of Houlihan Lokey are attached as Annexes E and F, respectively, to this prospectus. We encourage you to read these opinions carefully and in their entirety as they set forth the assumptions, conditions and limitations on which such opinions are based.

No Shareholder Approval Required (Page 21)

We are not asking you to vote on the merger. Under the Oregon Revised Statutes, referred to in this prospectus as the ORS, if a parent corporation owns at least 90% of the shares of each class of shares of subsidiary corporation, the parent can merge with the subsidiary in a short form merger without a vote of shareholders. Cendant and Merger Sub have consummated pursuant to a stock purchase agreement the purchase of the shares of Trendwest common stock beneficially owned by JELD-WEN and certain directors and executive officers of Trendwest and JELD-WEN who, as of April 30, 2002, collectively owned approximately 90.1% of the outstanding shares of Trendwest common stock. See “Stock Purchase Agreement,” pages 62 through 65. As Merger Sub has acquired 90% or more of the shares of Trendwest, Merger Sub can effect the merger pursuant to the short form merger provisions of the Oregon Revised Statutes without the action of any other shareholder of Trendwest. Further, if for any reason after the stock purchase Merger Sub does not own at least 90% of the outstanding Trendwest shares, Merger Sub can purchase additional shares of Trendwest common stock under the stock option granted to it by Trendwest. Accordingly, because Merger Sub will own at least 90% of the outstanding Trendwest common stock at the time of the merger, Trendwest is not required to solicit and will not be soliciting your vote to adopt the merger agreement.

The Stock Purchase Agreement (Pages 62 Through 65)

In connection with the merger agreement, JELD-WEN and certain other shareholders of Trendwest entered into the stock purchase agreement. At April 30, 2002, JELD-WEN and such other shareholders owned 34,625,361 outstanding shares of Trendwest common stock, of which JELD-WEN owned 30,883,096 shares. These shares represented approximately 90.1% of the outstanding shares of Trendwest common stock at April 30, 2002. On the stock purchase closing date each seller under the stock purchase agreement sold to Merger Sub all of his, her or its shares of Trendwest common stock. On April 30, 2002, immediately prior to the stock purchase, approximately 1.8 million of JELD-WEN’s Trendwest shares of common stock were redeemed in connection with the acquisition of MountainStar by JELD-WEN. See “Merger Agreement—MountainStar—MountainStar Redemption,” page 59. The stock purchase agreement is attached hereto as Annex B. We encourage you to read the stock purchase agreement carefully and in its entirety.

The Stock Option Agreement (Page 66)

In connection with the merger agreement, Trendwest entered into a stock option agreement with Cendant and Merger Sub. Under the stock option agreement, Trendwest granted to Merger Sub an irrevocable option to purchase newly issued shares of Trendwest common stock, at an exercise price of $24.00 per share (subject to adjustment). The option may be exercised by Merger Sub, in whole or in part, at any time or from time to time after the date on which Merger Sub shall have purchased, pursuant to the stock purchase agreement, shares of Trendwest common stock constituting at least 71% of the shares of Trendwest common stock issued and outstanding on the date of purchase. This option ensures that Merger Sub can continue as owner of at least 90% of Trendwest’s outstanding common stock. On May 1, 2002 Cendant purchased 100,000 shares of Trendwest common stock pursuant to the stock option. The stock option agreement is attached hereto as Annex C. We encourage you to read the stock option agreement carefully and in its entirety.

The Registration Rights Agreement (Page 67)

In connection with the stock purchase, the selling shareholders entered into a registration rights agreement with Cendant relating to the shares of CD Common Stock issued to the selling shareholders pursuant to the stock purchase agreement. Under the registration rights agreement, Cendant filed with the SEC a registration statement on Form S-3 so as to permit the offer and subsequent resale by each selling shareholder of CD Common Stock following the effective date of this registration statement. The parties expect the registration statement on Form S-3 to become effective at the same time as the registration statement on Form S-4 covering the shares being issued in the merger, so that shares of CD Common Stock issued to Trendwest shareholders in connection with the merger and shares of CD Common Stock issued to the selling shareholders under the stock purchase agreement will be freely tradeable at approximately the same time.

The MountainStar Redemption (Page 47)

Immediately prior to the stock purchase, JELD-WEN acquired the assets comprising the MountainStar development project from Trendwest in accordance with the merger agreement. The purchase price for MountainStar was equal to the net book value of MountainStar, which was approximately $44 million dollars, comprised of $76 million in net assets less approximately $32 million of debt related to MountainStar to be assumed by JELD-WEN as a consequence of the MountainStar redemption. Accordingly, Trendwest redeemed from JELD-WEN approximately 1.8 million shares to pay for MountainStar.

Cendant initially indicated to Trendwest and JELD-WEN that its interest in acquiring Trendwest did not extend to the MountainStar development property, a project beyond the scope of Trendwest’s core timeshare business. During Cendant’s negotiations with JELD-WEN and Trendwest, Cendant repeatedly indicated that it would not acquire Trendwest unless JELD-WEN agreed that MountainStar would be disposed of so that Cendant could acquire Trendwest unencumbered by MountainStar. Cendant proposed that it should have the right, though not the obligation, to “put” MountainStar to JELD-WEN following the acquisition of Trendwest at a price equal to the book value of MountainStar. JELD-WEN ultimately agreed to acquire MountainStar from Trendwest prior to Cendant’s acquisition of Trendwest by redeeming Trendwest shares with a value equal to the book value of MountainStar, while leaving Cendant with the right to purchase MountainStar for a limited period after the acquisition of Trendwest.

In order to prevent the MountainStar redemption from causing the transaction to fail to qualify as a reorganization under section 368(a) of the Code, the MountainStar redemption may be cancelled in the event that the price of CD Common Stock at the time of the merger is less than $10.00. Trendwest and Cendant have retained the right to repurchase MountainStar at the net book value of MountainStar for a period of two months after the merger in exchange for shares of CD Common Stock valued at the JELD-WEN exchange ratio. In addition, JELD-WEN has granted Trendwest certain exclusive development rights in respect of the MountainStar property.

Interests of Certain Persons in the Merger (Pages 47 Through 49)

In addition to their interests as shareholders, the directors and executive officers of Trendwest and JELD-WEN, the principal and controlling shareholder of Trendwest, may have interests in the acquisition of Trendwest by means of the stock purchase and the merger that are different from, or in addition to, your interests. Prior to the stock purchase, in accordance with the merger agreement, JELD-WEN acquired MountainStar in exchange for shares of Trendwest common stock. The employee stock options of all of Trendwest’s executive officers became fully vested as a result of the stock purchase. Certain interests may exist as a result of rights under certain officers’ individual employment agreements. The executive officers and directors of Trendwest are also entitled to indemnification in respect of events occurring at or prior to the effective time of the merger. The members of the Trendwest board of directors knew of these additional interests, and considered them when they approved the merger and took other actions relating to the acquisition of Trendwest.

Trendwest Board of Directors (Page 54)

Immediately following the stock purchase, William F. Peare, Jeffrey P. Sites, Jerol E.Andres, Douglas P. Kintzinger and Roderick C. Wendt resigned as members of Trendwest’s board of directors. The remaining members of Trendwest’s board will remain on the board until the merger is completed. Pursuant to the bylaws of Trendwest, Trendwest’s board of directors elected James E. Buckman, Stephen P. Holmes, Samuel L. Katz and Kevin M. Sheehan, each a designee of Cendant, to fill the vacancies on Trendwest’s board of directors, each such director to hold office until the next annual meeting of shareholders.

Stock Exchange Listing (Page 42)

The New York Stock Exchange has approved the listing application to list the shares of CD Common Stock to be issued to Trendwest shareholders in connection with the merger with the New York Stock Exchange.

Material United States Federal Income Tax Consequences of the Merger (Pages 42 Through 44)

It is intended that the stock purchase and the merger will, for U.S. federal income tax purposes, be treated as an integrated transaction that will qualify as a reorganization under Section 368(a) of the Code and Trendwest has received an opinion from its counsel that, on the basis of the facts, representations, covenants, limitations and assumptions set forth or referred to in such opinion, the transaction will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Assuming that the transaction so qualifies, a holder of Trendwest common stock will not recognize gain or loss upon the receipt of CD Common Stock in exchange for Trendwest common stock in the merger, except with respect to cash received instead of a fractional share of CD Common Stock. See “Material United States Federal Income Tax Consequences of the Merger” on pages 42 through 44. HOLDERS OF TRENDWEST COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Accounting Treatment (Page 44)

The merger will be accounted for using the purchase method of accounting as such term is used under accounting principles generally accepted in the United States of America. The purchase method accounts for a merger as an acquisition of one company by another.

Appraisal Rights (Page 46)

Under Oregon law, in the case of a short form merger, shareholders that otherwise would be entitled to exercise dissenters’ rights do not have these rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue at the time that a summary plan of merger is mailed to shareholders pursuant to Section 60.491 of the Oregon Revised Statutes. Since the Trendwest common stock will be quoted on Nasdaq as a National Market System issue at the applicable time, dissenters’ appraisal rights are not be available in connection with the merger.

Regulatory Matters (Pages 44 Through 46)

Under the merger agreement, Cendant and Trendwest have agreed to use their reasonable good faith efforts to obtain all necessary actions or no actions, waivers, consents and approvals from any governmental authority necessary to complete the merger.

R ecent Developments

On May 21, 2002, Cendant announced the sale of its National Car Parks subsidiary, an operator of parking facilities in the United Kingdom, for approximately $1.2 billion in cash.

RISK FACTORS

In addition to the other information included in this prospectus including the matters addressed in “Special Note Regarding Forward-Looking Statements,” you should carefully consider the matters described below in order to assess the risks associated with holding shares of CD Common Stock.

The Value of the Merger Consideration is Subject to Changes Based on Fluctuations in the Value of CD Common Stock to be Received in the Merger

You will have the right to receive 1.3074 shares of CD Common Stock in the merger for each share of Trendwest common stock you own. Such calculation was based upon the average Cendant share price for the 10 trading days preceding May 21, 2002, which was the second trading day prior to (and including) the date the registration statement relating to this prospectus became effective. Although the number of shares of CD Common Stock is fixed at 1.3074, the market price of CD Common Stock when the merger takes place may vary from the market price on the date of the effectiveness of this registration statement or on the date of this prospectus. For example, during the 12-month period ended on May 22, 2002 (the most recent practicable date prior to the effectiveness of the registration statement relating to this prospectus), the price of CD Common Stock varied from a low of $10.60 to a high of $20.90 and ended that period at $18.28. Variations like these may occur as a result of changes in the business, operations or prospects of Cendant or the combined company, market assessments of the likelihood that the merger will be completed and the timing of the merger’s completion, regulatory considerations, general market and economic conditions and other factors. Because the market price of CD Common Stock fluctuates, the overall value of the merger consideration you will receive at the time of the merger may be adversely affected by changes in the market price of CD Common Stock.

CD Common Stock May be Subject to Disproportionate Market Risk

The market prices of CD Common Stock and of securities of the publicly-held companies in the industries in which Cendant operates have shown volatility and sensitivity in response to many factors. These factors include overall economic conditions and consumer confidence, general market trends, calamitous events such as the September 11 terrorist attacks, public communications regarding litigation and judicial decisions, legislative or regulatory actions, pricing trends, competition, earnings, membership reports of particular industry participants and acquisition activity. Cendant cannot assure the level or stability of the price of its securities at any time or the impact of the foregoing or any other factors on such prices. We urge you to obtain current market quotations for CD Common Stock.

The Price of CD Common Stock is Affected by Factors Different from the Factors Affecting the Price of Trendwest Common Stock

Cendant’s business differs significantly from that of Trendwest and Cendant’s results of operations, as well as the market price of CD Common Stock, are affected by factors that differ from those that affect Trendwest’s results of operations and the price of Trendwest’s common stock.

Failure to Complete the Stock Purchase and the Merger Could Have a Negative Impact on the Market Price and Future Business and Operations of Trendwest

If the acquisition of Trendwest by means of the stock purchase and the merger is not completed, the market price of Trendwest common stock may be negatively affected by the following:

•	the price of Trendwest common stock may decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	costs related to the merger, such as legal, accounting and other fees, as well as a portion of the financial advisory fees, must be paid even if the merger is not completed; and

•
the diversion of management’s attention from the day-to-day business operations of Trendwest and the unavoidable disruption to its employees and its relationships with its customers and suppliers during the period before completion of the merger may make it difficult to regain financial and market position if the acquisition of Trendwest by means of the stock purchase and the merger does not occur.

The Merger May Adversely Affect Trendwest’s Ability to Attract and Retain Key Employees

Current and prospective Trendwest employees may experience uncertainty about their future roles after the merger. In addition, current and prospective Trendwest employees may determine that they do not desire to work for Cendant for a variety of reasons. These factors may adversely affect Trendwest’s ability to attract and retain key management, sales, marketing and other personnel.

Accounting Irregularities and Related Litigation and Government Investigations Could Adversely Effect Cendant’s Financial Position or Liquidity

Cendant was created in December 1997, through the merger of HFS Incorporated into CUC International, Inc. with CUC surviving and changing its name to Cendant Corporation. On April 15, 1998, Cendant announced that in the course of transferring responsibility for Cendant’s accounting functions from Cendant personnel associated with CUC prior to the merger to Cendant personnel associated with HFS before the merger and preparing for the report of first quarter 1998 financial results, Cendant discovered accounting irregularities in some of the CUC business units. As a result, Cendant, together with its counsel and assisted by auditors, immediately began an intensive investigation. As a result of the findings of the investigations, Cendant restated its previously reported financial results for 1997, 1996 and 1995 and the six months ended June 30, 1998.

Following the April 15, 1998 announcement of the discovery of accounting irregularities in the former business units of CUC, approximately 70 lawsuits claiming to be class actions, three lawsuits claiming to be brought derivatively on Cendant’s behalf and several individual lawsuits and arbitration proceedings were commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to be stockholders of Cendant and persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

The SEC and the United States Attorney for the District of New Jersey have conducted investigations relating to the matters referenced above. As a result of the findings from Cendant’s internal investigations, Cendant made all adjustments it considered necessary, which are reflected in its previously filed restated financial statements for the years ended December 31, 1997, 1996 and 1995 and for the six months ended June 30, 1998. On June 14, 2000, pursuant to an offer of settlement made by Cendant, the SEC issued an Order Instituting Public Administrative Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934, Making Findings and Imposing a Cease and Desist Order. In such Order, the SEC found that Cendant had violated certain financial reporting provisions of the Exchange Act and ordered Cendant to cease and desist from committing any future violations of such provisions. No financial penalties were imposed against Cendant.

On December 7, 1999, Cendant announced that it had reached a preliminary agreement to settle the principal securities class action pending against Cendant in the U.S. District Court in Newark, New Jersey, brought on behalf of purchasers of all Cendant and CUC publicly traded securities, other than PRIDES, between May 1995 and August 1998. A portion of the PRIDES litigation had previously been settled through the issuance of rights. Under the settlement agreement, Cendant would pay the class members approximately $2.85 billion in cash and 50% of any recovery Cendant may obtain in connection with claims it has asserted against CUC’s former public auditor. The definitive settlement document was approved by the U.S. District Court by order dated August 14, 2000. Certain parties in the class action appealed various aspects of the District Court’s orders approving the settlement. In August 2001, the U.S. Court of Appeals for the Third Circuit affirmed the judgment of the District Court approving the settlement (but remanded the case back to the District Court for further proceedings concerning an award of fees to the class attorneys, a matter in which we have no interest). One party in the class action petitioned the U.S. Supreme Court to hear her challenge to the plan of allocation of the settlement funds among the class members. On March 18, 2002, the U.S. Supreme Court declined to review the matter. The settlement agreement required Cendant to post collateral in the form of credit facilities and/or surety bonds by November 13, 2000, which Cendant has done. In light of the Supreme Court’s action on March 18, 2002, the settlement is required to be fully funded by Cendant by July 16, 2002.

The settlement does not encompass all litigations asserting claims against Cendant associated with the accounting irregularities. Cendant does not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to earnings in any given reporting period. However, Cendant does not believe that the impact of such unresolved proceedings should result in a material liability to Cendant in relation to its financial position or liquidity.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are made a part of this prospectus by reference to other documents filed with the Securities and Exchange Commission include various forward-looking statements about Cendant and Trendwest that are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Cendant and Trendwest to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning future financial performance, business strategy, projected plans and objectives of Cendant and Trendwest set forth under:

•	“Questions and Answers About the Merger;”

•	“Summary;”

•	“The Merger.”

Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “project”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. You should understand that the following important factors and assumptions could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•
the impacts of the September 11, 2001 terrorist attacks on New York City and Washington D.C. on the travel industry in general, and Cendant’s travel businesses in particular, are not fully known at this time, but are expected to include negative impacts on financial results due to reduced demand for travel in the near term; other attacks, acts of war, or measures taken by governments in response thereto may negatively affect the travel industry, Cendant’s financial results and could also result in a disruption in Cendant’s business;

•	the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on Cendant’s businesses;

•	the effects of a decline in travel, due to political instability, adverse economic conditions or otherwise, on Cendant’s travel related business;

•	the effects of changes in current interest rates, particularly on Cendant’s real estate franchise and mortgage businesses;

•	the resolution or outcome of Cendant’s unresolved pending litigation relating to the previously announced accounting irregularities and other related litigation;

•	Cendant’s ability to develop and implement operational, technological and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;

•	competition in Cendant’s existing and potential future lines of business and the financial resources of, and products available to, competitors;

•	failure to reduce quickly Cendant’s substantial technology costs in response to a reduction in revenue, particularly in Cendant’s computer reservations and global distribution systems businesses;

•	Cendant’s failure to provide fully integrated disaster recovery technology solutions in the event of a disaster;

•	Cendant’s ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, including the acquisitions of Galileo International Inc. and Cheap

Tickets, Inc., the compatibility of the operating systems of the combining companies, and the degree to which our existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;

•	Cendant’s ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and to maintain its credit ratings;

•	competitive and pricing pressures in the vacation ownership and travel industries, including the car rental industry;

•	changes in the vehicle manufacturer repurchase arrangements in Cendant’s Avis car rental business in the event that used vehicle values decrease;

•	and changes in laws and regulations, including changes in accounting standards and privacy policy regulation.

We encourage you to read Cendant’s Annual Report on Form 10-K for the year ended December 31, 2001.

In addition, important factors and assumptions discussed in Trendwest’s Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus, as well as Trendwest’s ability to implement Cendant’s management’s business objectives, could affect the future results of Trendwest following the merger, and, therefore, the results of the combined company, and could cause actual results to differ materially from those expressed in such forward-looking statements.

Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. These forward-looking statements involve risks and uncertainties in addition to the risk factors described under “Risk Factors.”

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by Cendant or Trendwest and either of their businesses generally. Except for Trendwest and Cendant’s ongoing obligations to disclose material information under the federal securities laws, neither Cendant nor Trendwest undertake any obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. You are advised, however, to consult any additional disclosures Cendant or Trendwest make in their Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K to the Securities and Exchange Commission (the “Commission”). See “Where You Can Find More Information.” Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page 13 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us.

FINANCIAL SUMMARY

Market Price Data

Trendwest common stock is quoted on Nasdaq under the symbol “TWRI.” CD Common Stock is traded on the New York Stock Exchange under the symbol “CD.” The following table presents trading information for CD Common Stock and Trendwest common stock on March 28, 2002 and May 22, 2002. March 28, 2002 was the last trading day prior to the announcement of the execution of the stock purchase and merger agreements. May 22, 2002 was the last trading day prior to the effectiveness of this prospectus.

	CD Common Stock			Trendwest Common Stock
	High	Low	Close	High	Low	Close
March 28, 2002	$19.54	$19.04	$19.20	$25.01	$23.40	$24.02
May 22, 2002	$18.45	$18.05	$18.28	$24.19	$23.30	$24.00

On March 13, 2002, there were approximately 65 holders of record of shares of Trendwest common stock.

Historical Market Prices and Dividends

The following table sets forth, for the periods indicated, the high and low sales prices per share of CD Common Stock and Trendwest common stock on the New York Stock Exchange and Nasdaq, respectively, based on published financial sources. All stock splits, including the three-for-two stock splits of Trendwest common stock in February 2001 and November 2001 have been reflected.

	CD Common Stock		Trendwest Common Stock
Calendar Period	High	Low	High	Low
2000
First Quarter	$24.313	$16.188	$11.167	$9.000
Second Quarter	18.750	12.156	11.500	7.167
Third Quarter	14.875	10.626	9.222	7.361
Fourth Quarter	12.563	8.500	12.444	7.000

2001
First Quarter	14.760	9.625	16.222	10.194
Second Quarter	20.370	13.890	19.233	14.500
Third Quarter	21.530	11.030	17.940	13.800
Fourth Quarter	19.810	12.040	28.100	16.667

2002
First Quarter	19.990	15.350	27.600	21.800
Second Quarter (through May 22)	19.344	17.297	26.000	23.000

Dividend Policy

Both Cendant and Trendwest have historically not paid dividends on their common stock and do not expect to pay any dividends in the foreseeable future. Following the merger, the declaration of dividends will be at the discretion of the Cendant board of directors and will be determined after consideration of various factors, including, the earnings and financial condition of Cendant and its subsidiaries. Cendant expects to retain its earnings for the development and expansion of its business, including acquisitions, and the repayment of indebtedness and does not anticipate paying dividends on CD Common Stock in the foreseeable future.

COMPARATIVE PER SHARE DATA

The following table sets forth certain historical per share data of Cendant and Trendwest and certain equivalent Trendwest per share data. The equivalent per share data is calculated based on Cendant historical data and assumes exchange ratios for each share of Trendwest common stock at the low, high and mid-point of the range established by the collar mechanism used to determine the exchange ratio (after giving effect to a three-for-two stock split of Trendwest shares in February 2001 and a three-for-two stock split of Trendwest shares in November 2001). The information set forth below should be read in conjunction with the selected historical financial data of Cendant and Trendwest included elsewhere in this prospectus and incorporated by reference into this prospectus (see “Where You Can Find More Information” on pages 76 through 77).

	Assumed Exchange Ratio	Assumed Exchange Ratio	Assumed Exchange Ratio
	1.4861(2)	1.3853(3)	1.2973(4)
Historical Cendant
Diluted income per share from continuing operations:
For the twelve months ended December 31, 2001	$0.45	$0.45	$0.45
For the three months ended March 31, 2002	$0.34	$0.34	$0.34
Cash dividends per share:
For the twelve months ended December 31, 2001	$—	$—	$—
For the three months ended March 31, 2002	$—	$—	$—
Book value per share (1):
As of December 31, 2001	$7.23	$7.23	$7.23
As of March 31, 2002	$7.69	$7.69	$7.69

Historical Trendwest
Diluted net income per share from continuing operations:
For the twelve months ended December 31, 2001	$1.43	$1.43	$1.43
For the three months ended March 31, 2002	$0.21	$0.21	$0.21
Cash dividends per share:
For the twelve months ended December 31, 2001	$—	$—	$—
For the three months ended March 31, 2002	$—	$—	$—
Book value per share (1):
As of December 31, 2001	$6.97	$6.97	$6.97
As of March 31, 2002	$7.20	$7.20	$7.20

Equivalent Trendwest
Diluted income per share from continuing operations
For the twelve months ended December 31, 2001	$0.94	$0.88	$0.82
For the three months ended March 31, 2002	$0.49	$0.45	$0.43
Cash dividends per share:
For the twelve months ended December 31, 2001	$—	$—	$—
For the three months ended March 31, 2002	$—	$—	$—
Book value per share (1):
As of December 31, 2001	$11.44	$10.70	$10.05
As of March 31, 2002	$12.08	$11.30	$10.62

(1)	Historical book value per share for Cendant and Trendwest is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of each period.
(2)	Assumes an average Cendant trading price of $16.15 per share.
(3)	Assumes an average Cendant trading price of $17.325 per share.
(4)	Assumes an average Cendant trading price of $18.50 per share.

SELECTED HISTORICAL FINANCIAL DATA OF CENDANT

The selected historical consolidated statement of operations data for the three months ended March 31, 2002 and 2001 and the balance sheet data as of March 31, 2002 are derived from Cendant’s unaudited consolidated condensed financial statements and accompanying notes filed on Form 10-Q on May 10, 2002. The selected historical consolidated statement of operations data for the three years ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from Cendant’s audited consolidated financial statements and accompanying notes filed on Form 10-K on April 1, 2002. The selected historical consolidated statement of operations data for the year ended December 31, 1998 and the balance sheet data as of December 31, 1999 are derived from Cendant’s audited consolidated financial statements and accompany notes filed on Form 10-K/A on July 3, 2001, which were restated to reflect Cendant’s individual membership business as part of continuing operations. The selected historical consolidated statement of operations data for the year ended December 31, 1997 and the balance sheet data as of December 31, 1998 and 1997 are derived from Cendant’s unaudited consolidated financial data included in Form 10-K filed on April 1, 2002. You should read this table in conjunction with such financial statements, which are incorporated by reference into this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
	(in millions except per share data)
Results of Operations
Net revenues	$2,713	$1,486	$8,950	$4,659	$6,076	$6,585	$5,429

Income (loss) from continuing operations	$342	$277	$423	$660	$(229)	$160	$66
Income (loss) from discontinued operations, net of tax(1)	—	—	—	—	174	380	(26)
Extraordinary gain (loss), net of tax	—	—	—	(2)	—	—	26
Cumulative effect of accounting change, net of tax	—	(38)	(38)	(56)	—	—	(283)

Net income (loss)	$342	$239	$385	$602	$(55)	$540	$(217)

Per Share Data
CD Common Stock
Income (loss) from continuing operations:
Basic	$0.35	$0.32	$0.47	$0.92	$(0.30)	$0.19	$0.08
Diluted	0.34	0.30	0.45	0.89	(0.30)	0.18	0.08
Cumulative effect of accounting change:
Basic	$—	$(0.04)	$(0.05)	$(0.08)	$—	$—	$(0.35)
Diluted	—	(0.04)	(0.04)	(0.08)	—	—	(0.35)
Net income (loss):
Basic	$0.35	$0.28	$0.42	$0.84	$(0.07)	$0.64	$(0.27)
Diluted	0.34	0.26	0.41	0.81	(0.07)	0.61	(0.27)

	March 31, 2002		December 31,
			2001	2000	1999	1998	1997
Financial Position
Total assets	$31,346		$33,452	$15,072	$15,149	$20,217	$14,073
Long-term debt, excluding Upper DECS	5,720		6,132	1,948	2,845	3,363	1,246
Upper DECS	863		863	—	—	—	—
Assets under management and mortgage programs	11,704		11,950	2,861	2,726	7,512	6,444
Debt under management and mortgage programs	9,666		9,844	2,040	2,314	6,897	5,603
Mandatorily redeemable preferred interest in a subsidiary	375		375	375	—	—	—
Mandatorily redeemable preferred securities issued by subsidiary holding solely senior debentures issued by the Company	—		—	1,683	1,478	1,472	—
Stockholders’ equity	7,560		7,068	2,774	2,206	4,836	3,921

(1)	Income (loss) from discontinued operations, net of tax includes the after tax results of discontinued operations and the gain on disposal of discontinued operations.

SELECTED HISTORICAL FINANCIAL DATA OF TRENDWEST

The selected historical consolidated statement of operations data and balance sheet data as of and for each of the five years ended December 31, 2001 are derived from Trendwest’s audited consolidated financial statements. The selected historical consolidated statement of operations data and balance sheet data as of March 31, 2002 and for the three months ended March 31, 2002 and 2001 are derived from Trendwest’s unaudited consolidated condensed financial statements. You should read this table in conjunction with Trendwest’s consolidated and condensed financial statements, which are included in Trendwest’s December 31, 2001 Annual Report on Form 10-K and March 31, 2002 Quarterly Report on Form 10-Q, incorporated by reference into this prospectus. Share data and earnings per share figures for all periods presented have been adjusted to reflect the 3 for 2 stock splits declared by Trendwest’s Board of Directors on February 21, 2001, and November 8, 2001.

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Statement of Operations Data:
Revenues:
Vacation credit and fractional interest sales, net	$105,088	$92,576	$406,137	$293,130	$234,315	$170,817	$128,835
Finance income	2,045	3,424	20,629	15,562	15,243	13,790	11,989
Gains on sales of notes receivable	4,265	6,255	30,268	18,903	16,265	10,959	6,582
Resort management services	2,024	980	4,607	4,763	3,710	2,328	2,032
Other	2,246	1,742	7,527	5,280	4,593	3,063	2,149

Total revenues	115,668	104,977	469,168	337,638	274,126	200,957	151,587

Costs and operating expenses:
Vacation credit and fractional interest cost of sales	27,969	26,048	112,288	74,714	68,611	48,059	34,569
Resort management services	431	404	1,588	1,759	1,656	1,399	1,108
Sales and marketing	51,500	43,231	193,531	137,752	104,952	83,347	59,448
General and administrative	13,995	9,294	43,481	31,686	25,234	17,180	13,449
Provision for doubtful accounts	8,407	6,751	30,276	21,148	16,100	11,865	9,077
Interest	350	74	591	479	442	353	1,739

Total costs and operating expenses	102,652	85,802	381,755	267,538	216,995	162,203	119,390

Income before income taxes	13,016	19,175	87,413	70,100	57,131	38,754	32,197
Income tax expense	4,954	7,394	32,211	27,241	22,258	14,723	11,588

Net income	$8,062	$11,781	$55,202	$42,859	$34,873	$24,031	$20,609

Net income per share of common stock:
Basic	$0.21	$0.47	$1.46	$1.13	$0.90	$0.61	$0.59
Diluted	$0.21	$0.46	$1.43	$1.12	$0.90	$0.61	$0.59
Shares used in computing net income per share of common stock:
Basic	38,140,914	25,215,096	37,915,714	38,058,093	38,542,275	39,178,841	35,091,944
Diluted	39,008,922	25,496,248	38,558,418	38,181,791	38,648,147	39,187,556	35,091,944

	March 31, 2002		December 31,
			2001	2000	1999	1998	1997
Balance Sheet Data:
Cash, including restricted cash	$10,892		$9,659	$7,605	$4,747	$2,360	$1,289
Total assets	446,849		427,029	320,159	192,752	187,248	142,993
Indebtedness to Parent and Affiliate	24,373		24,951	18,150	—	5,688	1,947
Other indebtedness	82,993		85,934	60,137	3,900	30,000	—
Shareholders’ equity	275,115		265,511	207,443	173,715	141,262	122,125

THE MERGER

The discussion in this prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, a copy of which is attached to this prospectus as Annex A and is incorporated by reference into this prospectus.

General

We are sending you this prospectus to describe the merger between Trendwest and Merger Sub, a newly formed subsidiary of Cendant. If we complete this merger, Merger Sub will be merged with and into Trendwest and your shares of Trendwest common stock will be converted into the right to receive shares of CD Common Stock. For each share of Trendwest common stock you own you will have the right to receive 1.3074 shares of CD Common Stock. This exchange ratio was determined by dividing $24.00 by the average Cendant merger trading price which was determined to be $18.357, subject to the following collar and other terms. In the event the ratio calculated had been greater than 1.4861, then the exchange ratio would have been 1.4861. In the event the ratio calculated had been less than 1.2973, then the exchange ratio would have been 1.2973. In the event that the exchange ratio used to establish the consideration paid for shares of Trendwest common stock under the stock purchase agreement, as more fully described in the section entitled “The Stock Purchase Agreement—Stock Purchase Consideration,” had been greater than the above exchange ratio, then the exchange ratio would have been the exchange ratio used to establish the consideration paid for shares of Trendwest common stock under the stock purchase agreement. In the event that the average Cendant merger trading price had been less than $13.50, then the exchange ratio would have been the quotient of $20.062 and the average Cendant merger trading price. The average Cendant merger trading price is equal to the arithmetic average of the 4:00 p.m. eastern time closing sales prices of CD Common Stock reported on the New York Stock Exchange Composite Tape for the ten consecutive NYSE trading days ending on (and including) May 21, 2002, the second trading day immediately prior to, and excluding the date of effectiveness of the registration statement in which this prospectus is included. The exchange ratio in the merger will also be appropriately and equitably adjusted if the number of outstanding shares of either CD Common Stock or Trendwest common stock changes as a result of any stock split, reverse stock split, stock dividend, reclassification or any similar transaction.

As of March 30, 2002, JELD-WEN owned and was entitled to vote 30,883,096 or approximately 81% of the outstanding shares of Trendwest common stock and certain directors and executive officers of Trendwest and JELD-WEN as a group owned and were entitled to vote approximately an additional 10% of the outstanding shares of Trendwest common stock. On March 30, 2002, Cendant and Merger Sub entered into a stock purchase agreement with JELD-WEN and these other shareholders of Trendwest and, upon completion by Merger Sub of the stock purchase contemplated by the stock purchase agreement on April 30, 2002, Merger Sub beneficially owned approximately 90.1% of the outstanding shares of Trendwest common stock. See “Stock Purchase Agreement,” pages 62 through 65. By exercising the option to purchase shares of Trendwest common stock granted under a stock option agreement that was entered into on March 30, 2002 by Trendwest, Cendant and Merger Sub, Merger Sub is assured of owning at least 90% of the outstanding shares of Trendwest common stock if for any reason the stock purchase does not result in Merger Sub’s ownership at the applicable time of at least 90% of the outstanding shares of Trendwest common stock. On May 1, 2002 Cendant purchased 100,000 shares of Trendwest common stock pursuant to the option.

As a result of Merger Sub’s ownership of at least 90% of the outstanding shares of Trendwest common stock, pursuant to the Merger Agreement and Section 60.491 of the ORS, Merger Sub may consummate the merger thirty days after mailing to Trendwest shareholders a notice of its intent to effect the merger, without any vote of Trendwest’s shareholders. The boards of directors of each of Cendant and Merger Sub have each voted to effect the merger for the purpose of acquiring the minority interest in Trendwest not owned by Merger Sub after the stock purchase.

We are not asking you for a proxy to vote your shares, and you are requested not to send us a proxy to vote your shares.

The board of directors of Trendwest unanimously approved the transactions contemplated by the merger agreement.

Background of the Merger

In June 1999, JELD-WEN, inc., which owned approximately 80% of Trendwest’s outstanding shares, announced that it had retained Banc of America Securities to explore strategic and financial alternatives for its investment in Trendwest. JELD-WEN advised Trendwest’s Board of Directors at that time that it would explore a variety of options, including a sale of all or a portion of its interest in Trendwest, the acquisition of the shares of Trendwest not owned by it or a merger with another company. Trendwest’s Board of Directors appointed a Special Committee comprised of Linda Tubbs, Michael Hollern and Harry Demorest to review any transactions presented to Trendwest by JELD-WEN.

In June 1999, JELD-WEN, with the assistance of Banc of America Securities, prepared a confidential memorandum with detailed financial and operating information concerning Trendwest. In this period through the end of 1999, Banc of America Securities contacted approximately 75 companies to assess their interest in the timeshare industry, and Trendwest in particular, and held preliminary discussions with a few of these parties. Banc of America Securities and Trendwest negotiated nondisclosure agreements with several companies that were interested in pursuing a strategic alliance with Trendwest, which could include among other things the acquisition of Trendwest. No significant interest in a transaction was generated during this period.

Banc of America Securities continued to contact potential strategic and financial partners. In July 2000, Banc of America Securities contacted Cendant Corporation and a nondisclosure agreement was executed. Information concerning Trendwest was provided, but no substantive discussions followed. One strategic buyer did express an interest in Trendwest during 2000 and conducted extensive due diligence. Acquisition discussions were ultimately terminated due to significant differences in valuation expectations.

In March 2001, JELD-WEN asked Banc of America Securities to renew its search for a possible acquiror for Trendwest. Banc of America Securities contacted five strategic and financial parties, including Cendant, to determine if there was an interest in pursuing a transaction with Trendwest. In July 2001, senior management of JELD-WEN met with Mr. Steven Holmes, Vice Chairman and CEO of Cendant’s Hospitality Services Division, Mr. William Hunscher, Executive Vice President—Strategic Development Group and other members of Cendant management to discuss a potential sale of Trendwest to Cendant. Cendant signed a confidentiality agreement dated July 23, 2001. In addition, in July 2001, Trendwest engaged UBS Warburg as managing underwriter for a public offering of Trendwest common stock that would include shares owned by JELD-WEN. A registration statement with respect to this offering was filed in July.

In August 2001, Cendant contacted Banc of America Securities and expressed its interest in acquiring Trendwest and indicated a price range for an acquisition of $20.67 to $22.00 per Trendwest share. On August 16 members of Trendwest and JELD-WEN management met with Mr. Holmes, Mr. Hunscher and other members of Cendant management in New York and discussed possible structures for a transaction and the valuation of Trendwest. Cendant indicated that it was not interested in acquiring Trendwest if it owned MountainStar. JELD-WEN and Trendwest agreed to permit Cendant to perform detailed due diligence on Trendwest subject to the terms of the confidentiality agreement.

In early September 2001, Mr. Hunscher and other representatives of Cendant, including its legal counsel and accountants, met in Seattle with Trendwest management and began an extensive due diligence review and analysis of Trendwest’s business. When this review and analysis was substantially completed, a meeting was scheduled between senior management of Cendant and management of Trendwest and JELD-WEN to conclude Cendant’s due diligence and potentially initiate discussions regarding the terms of an acquisition. Due to the events of September 11, 2001, this meeting was cancelled and Cendant then suspended further discussions regarding an acquisition of Trendwest. In addition, Trendwest suspended its planned equity offering due to market conditions in the aftermath of September 11, 2001.

In November 2001, Cendant decided to engage UBS Warburg to act as its financial advisor in connection with a possible transaction; Trendwest consented to the engagement. On December 7, 2001, Mr. Holmes and other members of Cendant management met in Phoenix with Mr. Douglas Kintzinger and Mr. Roderick Wendt, who are senior executives of JELD-WEN and members of Trendwest’s Board of Directors, to express Cendant’s interest in proceeding with an acquisition of Trendwest. At this meeting, Cendant expressed the view that, due to the events of September 11 and economic conditions following September 11, Cendant’s valuation of Trendwest was lower than indicated by Cendant in the summer of 2001 and suggested a price of $18.67 per Trendwest share. Later in December 2001, representatives of Banc of America Securities met with JELD-WEN to discuss Cendant’s latest proposal and Trendwest’s outlook for its business. Following this meeting, JELD-WEN advised Cendant that the Trendwest valuation put forward by Cendant was unacceptable and that no further negotiations would take place.

In early January, 2002, Cendant contacted Banc of America Securities and requested additional information regarding Trendwest’s business and results after September 11, its budget for 2002 and longer-term projections. After a series of discussions, the parties agreed that representatives of Cendant, including its financial advisers, would meet beginning on January 23 with Trendwest management and its financial advisers in Seattle for further discussions regarding Trendwest’s business model and to perform additional due diligence.

In late January and early February, Cendant emphasized in telephone conversations with Banc of America Securities and Trendwest that it was unwilling to purchase Trendwest unless JELD-WEN could assure Cendant that MountainStar would be disposed of in connection with Cendant’s acquisition of Trendwest.

On February 5, 2002, members of Cendant’s due diligence team met with Mr. Henry Silverman, Chairman and Chief Executive Officer of Cendant, and other members of Cendant senior management to provide an update on the potential transaction and the team’s diligence findings to date.

In preparation for a meeting scheduled between Cendant and Trendwest for the following week, Mr. Hunscher and other Cendant representatives met on February 8 with Banc of America Securities, with Cendant’s legal counsel and financial advisor participating by telephone, to discuss Cendant’s revised proposal for the acquisition of Trendwest. Cendant indicated that it was willing to proceed with an acquisition of Trendwest at a price of $21.01 per Trendwest share, comprised of a combination of CD common stock, subject to an undefined collar mechanism, and warrants for shares of CD common stock. To ensure that MountainStar could be disposed of, Cendant proposed that it would have the right to put MountainStar to JELD-WEN at book value, payable by JELD-WEN in cash or shares of CD common stock received by JELD-WEN in the acquisition. In addition, Cendant proposed that JELD-WEN would purchase a subordinated interest in Trendwest’s securitized receivables for $43.6 million in cash or shares of CD common stock.

Thereafter, JELD-WEN and Trendwest management met with Banc of America Securities and reviewed an analysis of Cendant’s proposal prepared by Banc of America Securities.

On February 13, Mr. Silverman, Mr. Holmes, other members of Cendant senior management and UBS Warburg met in New York with Mr. Wendt, Mr. Kintzinger, members of Trendwest management and Banc of America Securities to discuss Cendant’s proposal. At this meeting, following discussions with Trendwest and JELD-WEN, Cendant agreed to increase its offer for Trendwest to $24.00 per share, comprised of $21.50 per share of Cendant common stock, subject to an undefined collar mechanism, and $2.50 per share of Cendant warrants, subject to the negotiation of definitive documents and agreement on various ancillary matters, such as indemnification by JELD-WEN. Cendant also dropped the request that JELD-WEN purchase the subordinated interest in Trendwest’s securitized receivables.

On February 20, the Trendwest board met to discuss the tentative proposal from Cendant. At this meeting, the board authorized management to proceed with negotiation of a merger agreement and authorized and directed the special committee of the board, comprised of Linda Tubbs, Michael Hollern and Harry Demorest, to review the proposed transactions with Cendant and make a recommendation to the board and to review the potential transfer of MountainStar to JELD-WEN. In addition, the Trendwest board also approved the engagement of Banc of America Securities as its financial advisor in the transaction. On February 26, the special committee met and decided to retain separate legal counsel and financial advisors. Legal counsel to the special committee briefed the committee on its duties to the Trendwest shareholders.

On February 24, Cendant’s legal counsel provided a draft merger agreement to JELD-WEN and Trendwest and a draft shareholders agreement to JELD-WEN.

During the week of March 4, Mr. Kintzinger, Mr. Timothy O’Neil, Chief Financial Officer of Trendwest and other representatives of Trendwest and JELD-WEN, including Trendwest’s financial advisors and legal counsel, met with Mr. Hunscher, Mr. Eric Bock, Senior Vice President and Corporate Secretary of Cendant and other representatives of Cendant, including Cendant’s financial advisors and legal counsel, in New York to negotiate the terms and structure of a possible merger. During this period, Trendwest, JELD-WEN and their advisors conducted due diligence on Cendant’s business and financial condition. By the end of this week, the parties agreed on many of the basic terms of the transaction, including a collar on the trading value of CD common stock between $16.15 and $18.50 per share. The parties also discussed a variety of forms of consideration, including the use of warrants or cash for a portion of the purchase price. The parties also agreed that Trendwest would have the right to terminate the agreement without penalty if Cendant’s share price fell below $13.50.

Through the remainder of March, the parties continued to negotiate the merger agreement and other agreements, including the terms under which Cendant would be assured that MountainStar would be disposed of. During the week of March 11, the parties agreed to alter the transaction structure to a two-step, all stock transaction in which Cendant would purchase directly the Trendwest shares owned by JELD-WEN and certain other shareholders, who in the aggregate owned in excess of 90% of the outstanding shares of Trendwest, and then following the closing of that transaction, would complete the merger of Trendwest into a Cendant subsidiary, thereby acquiring the remainder of Trendwest. The parties believed that this structure would more quickly enable Cendant to assume control of Trendwest, provide increased certainty of completion of the transaction and eliminate certain complexities associated with cash or warrants comprising a portion of the consideration. In order to protect Trendwest shareholders from a decline in the price of CD common stock between the closing of the stock purchase and the closing of the merger, the revised structure provided that in the merger the shareholders of Trendwest other than JELD-WEN would receive shares of CD common stock based on an exchange ratio that was the higher of the ratio applicable to JELD-WEN under the stock purchase agreement or the exchange ratio based on the average Cendant share price immediately preceding the effectiveness of the registration statement covering the shares to be issued. In addition, the shareholders in the merger would receive an enhanced exchange ratio if the value of Cendant stock was below $13.50.

On March 14, the special committee held a telephonic meeting with representatives of Banc of America Securities, Houlihan Lokey (the special committee’s financial advisor) and legal counsel to receive an update on the status of the negotiations and to discuss the financial advisors’ preliminary analysis of the economic terms of the transaction.

On March 19, during a meeting of Cendant’s Board of Directors, Mr. Silverman discussed the possible acquisition of Trendwest and apprised the Board that negotiations were in advanced stages.

On March 20, Cendant’s legal counsel provided a draft stock purchase agreement to JELD-WEN’s legal counsel. On March 20, Mr. Holmes and Mr. James Buckman, Cendant’s Vice Chairman and General Counsel met in Oregon with members of JELD-WEN’s board of directors to discuss Cendant and various matters relating to the proposed transaction.

Negotiation of the stock purchase agreement, merger agreement and related documents continued during the weeks of March 18 and March 25. With respect to MountainStar, in order to achieve a more tax efficient structure, JELD-WEN proposed and Cendant agreed to convert Cendant’s post-closing put structure into a structure pursuant to which JELD-WEN would acquire MountainStar from Trendwest prior to the closing of the transaction in exchange for shares of Trendwest common stock. In addition, the parties reached agreement on a number of ancillary matters, including the scope of post-closing indemnification by JELD-WEN, an obligation that would not be shared by other Trendwest shareholders, the scope of JELD-WEN’s non-compete agreement, and the nature of Trendwest’s rights to develop timeshare units at MountainStar.

On March 25, the special committee met with its legal counsel and Houlihan Lokey to review the then current drafts of the transaction documents and to receive a preliminary report from Houlihan Lokey. Legal counsel reported on the status of the negotiations and described the terms of the proposed stock purchase agreement, merger agreement and other documents. With regard to the transfer of MountainStar, counsel explained that immediately prior to the stock purchase, Trendwest would transfer MountainStar to JELD-WEN in exchange for a portion of the shares of Trendwest held by JELD-WEN that would be cancelled. Houlihan Lokey then reviewed preliminarily with the special committee several valuation methodologies and its analysis of the value of the consideration to be received by the public shareholders of Trendwest in the proposed transaction. The special committee also reviewed relevant legal standards and potential factual considerations related to the proposed transaction.

On March 26, the Board of Directors of Cendant met and, following presentations by members of Cendant senior management, unanimously approved the terms of the transaction.

On March 28, the special committee again met with its legal counsel and Houlihan Lokey to discuss in detail the proposed transaction with Cendant, including the transfer of MountainStar to JELD-WEN. Legal counsel discussed the final draft of the merger agreement, including the provisions relating to the ongoing relationship between JELD-WEN and Trendwest with respect to MountainStar and the continued sale of Trendwest vacation credits by JELD-WEN affiliates. Houlihan Lokey presented its financial analysis of the transaction and its opinion dated March 28, 2002 that, based upon the assumptions made, matters considered and limitations on the review described in their written opinion, the financial consideration per share to be received in the transaction by the Trendwest shareholders other than JELD-WEN and the JELD-WEN affiliates (i) is fair to them from a financial point of view and (ii) is not less than the financial consideration per share to be received by JELD-WEN or the JELD-WEN affiliates in connection with the transaction. The committee also reviewed a report by Economic Research Associates regarding the valuation of MountainStar. At this meeting, various factors, including those described under “Reasons for the Merger,” were considered by the special committee. The special committee then determined that the consideration to be received by Trendwest shareholders (excluding JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement) in the merger was fair from a financial point of view and that the merger and the merger agreement were in the best interest of Trendwest and its shareholders, and recommended by a unanimous vote that the Trendwest board approve the merger agreement and other related transactions. The special committee also approved the transfer of Trendwest’s MountainStar assets to JELD-WEN in partial redemption of JELD-WEN’s shares of Trendwest.

Immediately following the meeting of the special committee, the Trendwest board met with management, legal counsel and representatives from Banc of America Securities. Management and legal counsel reviewed the terms of the transaction and the due diligence process undertaken with respect to Cendant. Banc of America Securities presented its financial analysis of the transaction and its opinion that, as of March 28, 2002, and based upon and subject to the various assumptions described in the opinion, the exchange ratio formula set forth in the merger agreement used to determine the number of shares of CD common stock to be issued per share of Trendwest stock in the merger was fair, from a financial point of view, to Trendwest shareholders other than JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement. The chairperson of the special committee reported to the board the recommendation of the special committee and a summary of the process the special committee had undertaken and the rationale for its recommendation. The board unanimously determined that the consideration to be received by Trendwest shareholders (excluding JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement) in the merger was fair from a financial point of view and that the merger and the merger agreement were in the best interests of Trendwest and its shareholders. The Trendwest Board unanimously approved the merger agreement and the option agreement and took appropriate steps to provide that Trendwest would not be subject to the Oregon Control Share statute and that the Oregon Business Combination Act would not apply to the transaction or to Cendant.

After finalizing certain minor ancillary details, the parties executed the agreements on March 30, 2002.

Cendant and Trendwest issued a joint press release announcing the execution of the stock purchase agreement and the merger agreement providing for Cendant’s acquisition of Trendwest on Monday, April 1, prior to the opening of the New York Stock Exchange.

On April 30, 2002, Cendant and the other parties to the stock purchase agreement consummated the stock purchase, by which Merger Sub acquired approximately 90.1% of the outstanding shares of Trendwest common stock. On May 1, 2002, Merger Sub purchased 100,000 shares of Trendwest’s common stock pursuant to the option agreement.

The information contained in this registration statement (including any information incorporated by reference herein) concerning JELD-WEN and Trendwest (including information concerning any financial advisors) has been furnished to Cendant by JELD-WEN and Trendwest; Cendant assumes no responsibility for the accuracy or completeness of such information.

Trendwest’s Reasons for the Merger

The special committee of the Trendwest board of directors and the Trendwest board of directors believe that the merger and related transactions with Cendant are fair to and in the best interests of Trendwest shareholders (excluding JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement). The special committee reached this determination after consulting with its financial advisor, Houlihan Lokey, and considering advice from its legal counsel with respect to various matters relevant to its consideration of the proposed transaction. Set forth below are the material factors that the special committee considered in reaching its determinations:

•
consideration of the existing assets, financial condition, operations, management and historical earnings of Trendwest, and the special committee’s judgment as to the nature and future prospects of Trendwest’s business and the future value of Trendwest;

•	Trendwest’s limitations as a public company, including limited trading volume, lack of institutional sponsorship, limited public float and lack of research attention by market analysts;

•	the opportunity for Trendwest’s shareholders to participate in a larger and more diversified company with greater depth of management;

•
the committee’s familiarity with the solicitation process conducted by Banc of America Securities since 1999, and the committee’s belief that Trendwest was unlikely to receive a higher offer from another party;

•	extensive arm’s length negotiations between Trendwest and Cendant that resulted in Cendant increasing its per share offer price over its earlier proposals;

•
the presentation of Houlihan Lokey to the special committee on March 28, 2002 and their opinion dated March 28, 2002 that based on the assumptions made, matters considered and limitations on the review described in their written opinion, the consideration to be received in the transaction (i) is fair from a financial point of view to the shareholders (other than JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement) and (ii) is not less than the financial consideration to be received by JELD-WEN or the JELD-WEN affiliates in connection with the transaction;

•
the fact that the consideration to be received by the shareholders will not be less than the consideration received by JELD-WEN and that under certain circumstances the consideration to be received by the shareholders will be more than the consideration received by JELD-WEN;

•
the review of various information with respect to the fairness from a financial point of view of Trendwest’s proposed sale of MountainStar to JELD-WEN in partial redemption of JELD-WEN’s shares of Trendwest, including an evaluation by Economic Research Associates and analyses supporting a price equal to the book value of MountainStar by the special committee’s financial advisor. The special committee also recognized that the transfer of MountainStar to JELD-WEN was an integral part of the transaction with Cendant and that Cendant had clearly stated throughout the negotiations that the transfer of MountainStar was a condition to the transaction;

•	consideration of the terms and conditions of the transaction documents;

•	the tax-free nature of the transaction to Trendwest shareholders; and

•	the anticipated continued employment of most Trendwest employees.

The special committee also considered the following countervailing factors in making its determinations:

•	the fact that following the merger, Trendwest’s shareholders will no longer be able to participate in the potential growth of Trendwest except as part of Cendant;

•
the fact that the merger agreement prohibits Trendwest from soliciting or entering into a transaction with a third party to acquire Trendwest, except in limited circumstances, and that, even in such circumstances, Trendwest may not terminate the merger agreement;

•
the consideration to be received by Trendwest shareholders represented a potential discount to the price of Trendwest common stock prior to the announcement of the transaction depending upon the value of CD common stock measured as of the date of completion of the merger; and

•	certain risks associated with Cendant and the merger, including those described under “Risk Factors.”

After assessing the various factors, the special committee determined that the advantages of the transaction outweighed the possible disadvantages.

In light of the Trendwest board of directors’ knowledge of the business and operations of Trendwest and its business judgment, the Trendwest board of directors considered and evaluated each of the factors listed above during the course of its deliberations prior to approving the merger agreement. In addition, the Trendwest board of directors took into account the following additional factors:

•
the recommendation of the special committee of the Trendwest board of directors to approve the acquisition by Cendant of the shares held by the public shareholders of Trendwest on the terms provided in the merger agreement, having evaluated the transactions contemplated by the stock purchase agreement, the merger agreement and the stock option agreement;

•
the presentation by Banc of America Securities and its opinion dated as of March 28, 2002, that, as of such date and based upon and subject to the various assumptions described in its written opinion, the exchange ratio formula set forth in the merger agreement used to determine the number of shares of CD Common Stock to be issued per share of Trendwest common stock in the merger was fair, from a financial point of view, to Trendwest shareholders other than JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement;

•	the due diligence review of Cendant performed by Trendwest management and its advisors; and

•	the board’s consideration of other strategic alternatives available to Trendwest.

The Trendwest board of directors believes that the merger and related transactions with Cendant are fair to and in the best interests of Trendwest shareholders (excluding JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement). The board of directors reached this determination after receiving the recommendation of the special committee described above and after consulting with its financial advisor, Banc of America Securities, and considering advice from its legal counsel with respect to various matters relevant to its consideration of the proposed transaction.

In view of the wide variety of factors considered in connection with its evaluation of the merger, neither the special committee nor the Trendwest board of directors found it practicable to and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in making their determinations.

Cendant’s Reasons for the Merger

On March 26, 2002 the Cendant board of directors determined by a unanimous vote that the acquisition of Trendwest by means of the stock purchase and the merger is advisable and in the best interests of Cendant and Cendant’s stockholders. The Cendant board of directors approved the stock purchase agreement, merger agreement, the stock purchase, the merger and the other transactions contemplated by the stock purchase agreement and the merger agreement.

In connection with its approval of the acquisition of Trendwest by means of the stock purchase and the merger, and its determination that the merger is advisable and in the best interest of Cendant’s stockholders, the board of directors of Cendant consulted with its legal counsel and financial advisors, as well as with members of management. The Cendant board of directors also considered the following material information and factors in reaching its determination to approve the stock purchase agreement, the merger agreement, the stock purchase, the merger and the other transactions contemplated by the stock purchase agreement and the merger agreement:

•	that Trendwest is one of the largest independent timeshare and fractional interest ownership operators in the United States, having sold timeshare interests to more than 150,000 customers;

•
Trendwest’s financial performance and position and Cendant’s management’s view as to the financial condition, results of operations and business of Trendwest before and after giving effect to the merger;

•	that Cendant expects the acquisition of Trendwest to be accretive to Cendant’ earnings;

•	that the acquisition will provide Cendant with an opportunity to substantially broaden the range of Cendant’s vacation ownership offerings;

•
that the acquisition will provide Cendant with an opportunity to substantially broaden the geographic scope of its timeshare businesses, and provide an excellent opportunity to expand in the South Pacific market;

•	that the acquisition will continue Cendant’s growth in one of the fastest growing segments of the travel industry;

•	that the acquisition will complement the geographic reach and the sales and marketing functions of the timeshare businesses being operated by existing subsidiaries of Cendant;

•
that WorldMark, together with WorldMark South Pacific Club is one of the largest points-based clubs in the vacation ownership industry and will complement the existing points-based programs being operated by various Cendant subsidiaries;

•	that Trendwest has experienced senior managers who average more than 30 years’ experience each in the vacation ownership industry and have developed strong sales and marketing teams;

•	the fact that the consideration being paid pursuant to the stock purchase and the merger is being paid in CD Common Stock;

•
the terms and conditions of each of the stock purchase agreement and the merger agreement, including the fact that the stock purchase agreement enables Cendant to assume control of Trendwest in an expeditious manner;

•
in light of Cendant’s unwillingness to acquire Trendwest while it owns or has any obligations to develop the currently undeveloped property known as MountainStar, JELD-WEN’s agreement to acquire MountainStar from Trendwest at net book value pursuant to the MountainStar Redemption, and JELD-WEN’s additional agreement to allow Trendwest or Cendant during a limited period following the merger to re-acquire MountainStar at book value in the event that Cendant determines that it would be beneficial to do so;

•	JELD-WEN’s agreement not to compete in the timeshare business with Cendant for five years; and

•	JELD-WEN’s agreement to indemnify Cendant against damages in respect of a number of potential liabilities and matters relating to the acquisition of Trendwest.

In reaching its decision to approve the stock purchase agreement, merger agreement, the stock purchase, the merger and the other transactions contemplated by the stock purchase agreement and the merger agreement, the Cendant board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Cendant board of directors considered these factors as a whole, and overall considered them to be favorable to, and to support, its determination.

Opinions of Trendwest’s Financial Advisors

Opinion of Banc of America Securities LLC

On March 1, 2002, Trendwest retained Banc of America Securities to act as its financial advisor in connection with the proposed sale of the company to Cendant. Banc of America Securities is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with merger and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Trendwest selected Banc of America Securities to act as its financial advisor on the basis of Banc of America Securities’ experience in transactions similar to the merger and its familiarity with Trendwest and its business.

On March 28, 2002, at a meeting of the Trendwest board of directors held to evaluate the merger, Banc of America Securities delivered to the Trendwest board of directors its oral opinion, which was subsequently confirmed in writing, that, as of March 28, 2002 and based upon and subject to the various assumptions described in the written opinion, the exchange ratio formula set forth in the merger agreement used to determine the number of shares of CD common stock to be issued per share of Trendwest common stock in the merger was fair, from a financial point of view, to the Trendwest shareholders, other than JELD-WEN and the other shareholders selling pursuant to the stock purchase agreement.

The full text of Banc of America Securities’ written opinion to Trendwest’s board of directors which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex E to this prospectus, and is incorporated into this prospectus by reference. Holders of Trendwest common stock are encouraged to, and should, read the opinion carefully and in its entirety. The following summary of Banc of America Securities’ opinion is qualified in its entirety by reference to the full text of the opinion.

Banc of America Securities’ opinion is addressed only to Trendwest’s board of directors and relates only to the fairness of the exchange ratio formula set forth in the merger agreement used to determine the number of shares of CD common stock to be issued per share of Trendwest common stock in the merger, from a financial point of view, to the Trendwest shareholders, other than JELD-WEN and the other shareholders selling shares pursuant to the stock purchase agreement. Banc of America Securities’ opinion does not address any other aspect of the merger or any related transaction and does not constitute a recommendation to Trendwest shareholders on how to vote at any meeting held in connection with the merger. Banc of America Securities’ opinion also does not in any manner address the prices at which Cendant’s common stock will trade following consummation of the merger. In furnishing its opinion, Banc of America Securities does not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor does Banc of America Securities admit that its opinion constitutes a “report” or “valuation” within the meaning of the Securities Act. Statements to this effect are included in Banc of America Securities’ opinion.

Banc of America Securities did not perform any analyses with respect to the arrangements between Trendwest and JELD-WEN relating to MountainStar, including the proposed transfer of MountainStar from Trendwest to JELD-WEN and the potential repurchase of MountainStar by Trendwest. Banc of America Securities’ opinion does not address the impact of such arrangements upon the fairness, from a financial point of view, of the exchange ratio formula in the merger agreement to Trendwest shareholders.

In arriving at its opinion, Banc of America Securities:

•	reviewed certain publicly available financial statements and other business and financial information of Trendwest and Cendant, respectively;

•	reviewed certain internal financial statements and other financial and operating data concerning Trendwest and Cendant, respectively;

•	analyzed certain financial forecasts prepared by the management of Trendwest and certain publicly available financial forecasts of Cendant;

•
discussed the past and current operations, financial condition and prospects of Trendwest with senior executives of Trendwest and discussed the past and current operations, financial condition and prospects of Cendant with senior executives of Cendant;

•	reviewed and discussed with senior executives of Trendwest information relating to certain strategic, financial and operational benefits anticipated from the merger;

•	reviewed the pro forma impact of the merger on Cendant’s earnings per share;

•	reviewed and considered information relating to the relative contributions of Trendwest and Cendant to the combined company;

•	reviewed the reported prices and trading activity for Trendwest’s common stock and Cendant’s common stock;

•
reviewed the financial performance of Trendwest and Cendant and the prices and trading activity of Trendwest’s common stock and Cendant’s common stock and, with respect to Trendwest and Trendwest’s common stock, compared such information with that of certain other publicly traded companies Banc of America Securities deemed relevant;

•	compared certain financial terms to financial terms, to the extent publicly available, of certain other business combination transactions Banc of America Securities deemed relevant;

•	participated in discussions and negotiations among representatives of Trendwest and Cendant and their financial and legal advisors;

•	reviewed the March 27, 2002 draft of the merger agreement and certain related documents, including the March 27, 2002 draft of the stock purchase agreement;

•	reviewed the valuation report, dated as of March 26, 2002, prepared by Economic Research Associates relating to MountainStar, a development project of Trendwest; and

•	performed such other analyses and considered such other factors as Banc of America Securities deemed appropriate.

Banc of America Securities did not assume any responsibility for independently verifying the accuracy or completeness of any of the financial or other information (including the information listed above) that it reviewed for purposes of its opinion. Instead, Banc of America Securities relied on the assumption that such information was accurate and complete. Banc of America Securities also made the following assumptions without independent verification or investigation:

•
with respect to the financial forecasts of Trendwest prepared by the management of Trendwest, that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of Trendwest;

•
with respect to the publicly available financial forecasts of Cendant that the management of Cendant reviewed, and as advised by Cendant, that such forecasts represent reasonable estimates and judgments as to the future financial performance of Cendant;

•	as informed by Trendwest, that the merger will be treated as a tax-free reorganization for federal income tax purposes;

•
that the terms and conditions of the merger and the related transactions set forth in the final forms of the merger agreement and the stock purchase agreement would not differ in any material respects from the terms set forth in the drafts of the merger agreement and stock purchase agreement reviewed by Banc of America Securities; and

•	that the merger will be consummated as provided in the merger agreement, with full satisfaction of all covenants and conditions and without waiver of such covenants and conditions.

In addition, Banc of America Securities was not requested by Trendwest to make, and did not make, any independent valuation or appraisal of the assets or liabilities of Trendwest and, other than the MountainStar valuation report, Banc of America Securities was not furnished with any such appraisals.

Banc of America Securities based its opinion on financial, economic, market and other conditions as in effect on, and the information made available to Banc of America Securities as of, March 28, 2002. Although subsequent developments may affect the Banc of America Securities opinion, Banc of America Securities does not have any obligation to update, revise or reaffirm its opinion.

The following description is merely a summary of the analyses and examinations that Banc of America Securities considered to be material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Banc of America Securities. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. Therefore, the preparation of a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Banc of America Securities made qualitative judgments as to the significance and relevance of each analysis and factor that it considered. Accordingly, Banc of America Securities believes that selecting portions of its analyses and factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of such analyses, would create an incomplete view of the process underlying its analyses and opinion. Banc of America Securities did not assign any specific weight to any of the analyses described below. The fact that any specific analysis has been referred to in the summary below is not meant to indicate that such analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described below should not be interpreted as Banc of America Securities’ view of the actual value of Trendwest.

In performing its analyses, Banc of America Securities considered and made assumptions about industry performance, regulatory matters, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Trendwest and Cendant. The estimates contained in Banc of America Securities’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. The analyses were prepared solely as part of Banc of America Securities’ analysis of the financial fairness of the exchange ratio formula in the merger agreement and were provided to the Trendwest board in connection with the delivery of Banc of America Securities’ opinion. The analyses relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies or businesses might actually be sold or the prices at which any securities may trade at any time in the future. Accordingly, the analyses and estimates used by Banc of America Securities in arriving at its opinion are inherently subject to substantial uncertainty.

Transaction Values.    Banc of America Securities calculated several values implied by the exchange ratio formula, including the implied price per Trendwest share and the implied premium to Trendwest’s closing share price as of certain dates. The implied values were based on Trendwest’s closing share price on March 27, 2002. The following table summarizes the results of this analysis:

Implied Values
Implied Price Per Trendwest Share	$24.79
Implied Premium to Trendwest Closing Share Price as of:
March 27, 2002	4.1%
December 11, 2001 (52-Week High)	(11.8%	)
March 29, 2001 (52-Week Low)	85.9%

Historical Stock Price Performance of Trendwest.    Banc of America Securities reviewed the price history of Trendwest common stock over the period from August 15, 1997 (the first day of trading after the initial public offering of Trendwest common stock) through March 27, 2002. Banc of America Securities then compared the historical price performance of Trendwest with the performance of the Russell 2000 composite index and the price performance of certain companies in the timeshare industry over the same period. Banc of America Securities noted that Trendwest’s common stock had outperformed the Russell 2000 composite index and the price performance of other selected companies in the timeshare industry over such period.

Precedent Vacation Ownership Transactions Analysis.    Banc of America Securities analyzed publicly available financial information relating to the following 10 precedent transactions involving companies in the vacation ownership industry:

Target	Acquiror
• Equivest Finance, Inc.	• Cendant Corporation
• Fairfield Communities, Inc.	• Cendant Corporation
• Peppertree Resorts, Ltd.	• Equivest Finance, Inc.
• Vistana, Inc.	• Starwood Hotel & Resorts Worldwide, Inc.
• Eastern Resorts Company, LLC	• Equivest Finance, Inc.
• Success Development Group, Inc.	• Vistana, Inc.
• Vacation Break USA, Inc.	• Fairfield Communitites Inc.
• LSI Group	• Signature Inns, Inc.
• Plantation Res.	• Signature Inns, Inc.
• AVCOM	• Signature Inns, Inc.

Banc of America Securities calculated several values implied by the precedent transactions, including the implied fully diluted equity value of each target company as a multiple of net income and the implied fully diluted aggregate value of each target company as a multiple of net income plus interest, taxes, depreciation and amortization (EBITDA) for the last twelve months.

Banc of America Securities then applied a range of selected implied multiples derived from its analysis to corresponding financial information for Trendwest to calculate a range of implied per share equity values for Trendwest. The implied per share equity value for Trendwest was adjusted to account for a MountainStar implied per share value range of $1.50–$2.25. The financial information of Trendwest used in the analysis included fiscal year 2001 EBITDA, projected EBITDA for the twelve months ended June 30, 2002, and fiscal year 2002 estimated net income based on internal forecasts and forecasts released by Trendwest on December 19, 2001, each as prepared by Trendwest management. This analysis indicated an implied per share equity value reference range for Trendwest of $17.00–$23.00.

Precedent Lodging Transactions Analysis.    Banc of America Securities analyzed publicly available financial information relating to the following 15 precedent transactions involving companies in the lodging industry:

Target	Acquiror
• Suburban Lodges of America, Inc.	• Intown Suites Management Inc.
• Red Lion Hotels, Inc.	• WestCoast Hospitality Corporation
• Homestead Village Incorporated	• Blackstone Group LP
• Sunburst Hospitality Corporation	• Private Investor Group
• Homestead Village Incorporated	• Security Capital Group Incorporated
• Red Roof Inns, Inc.	• Accor PLC
• Promus Hotel Corporation	• Hilton Hotels Corporation
• Supertel Hospitality, Inc.	• Humphrey Hospitality Trust, Inc.
• Sunstone Hotel Investors, Inc.	• Westbrook Partners/SHP Acquistion LLC
• Signature Inns, Inc.	• Jameson Inns, Inc.
• ShoLodge, Inc. (16 Shoney Inns)	• Capital Lodging Mgmt. Corp.
• IMPAC Group, Inc.	• Servico, Inc.
• Bristol Hotel Company	• Felcor Lodging Trust Incorporated
• America General Hopitality Corp.	• CapStar Hotel Company
• La Quinta Inns, Inc.	• Meditrust

Banc of America Securities calculated several values implied by the precedent transactions, including the implied fully diluted equity value of each target company as a multiple of net income and the implied fully diluted aggregate value of each target company as a multiple of EBITDA for the last twelve months.

Banc of America Securities then applied a range of selected implied multiples derived from its analysis to corresponding financial information for Trendwest to calculate a range of implied per share equity values for Trendwest, including the implied adjusted per share equity value for Trendwest. The implied per share equity value for Trendwest was adjusted to account for a MountainStar implied per share value range of $1.50–$2.25. The financial information of Trendwest used in the analysis included fiscal year 2001 EBITDA and projected EBITDA for the twelve months ended June 30, 2002. This analysis indicated an implied adjusted per share equity value reference range for Trendwest of $18.00–$24.00.

Public Company Trading Analysis.    Banc of America Securities reviewed publicly available financial information of certain publicly traded companies in the travel, leisure and consumer finance industry, including:

•	Vacation Ownership
Bluegreen Corporation
Silverleaf Resorts, Inc.
Sunterra Corporation

•	Leisure Oriented Lodging
Choice Hotels International, Inc.
Fairmont Hotels and Resorts Incorporated
Hilton Hotels Corporation
Marriott International, Inc.
Orient-Express Hotels Ltd.
Prime Hospitality Corp.
Starwood Hotels & Resorts Worldwide, Inc.

•	Travel
Ambassadors International, Inc.
Ambassadors Group, Inc.
Navigant International, Inc.
ResortQuest International, Inc.

•	Cruise Lines/Ski Resort Owners/Operators
Carnival Corporation
Intrawest Corporation
Royal Caribbean Cruises Ltd.
Vail Resorts, Inc.

•	Consumer Finance
Americredit Corp.
Countrywide Credit Industries, Inc.
NewCentury Financial Corporation
WFS Financial, Inc.

Banc of America Securities calculated several financial metrics for each company, including the price per company share on March 27, 2002 as a multiple of fiscal year 2001 earnings per share and fiscal year 2002 estimated earnings per share, and the implied fully diluted aggregate value as a multiple of EBITDA for the last twelve months and projected EBITDA for fiscal year 2002. Banc of America Securities then calculated the average of such implied values for the companies in each industry sector. The multiples were calculated using publicly available information and publicly available forecasts of securities research analysts. The following table summarizes the results of this analysis:

	Average Multiples Price Per Share/ Earnings Per Share		Fully-Diluted Aggregate Value/LTM EBITDA	Fully-Diluted Aggregate Value/2002E EBITDA
	2001A	2002E
Vacation Ownership	12.8x	12.8x	7.8x	NA
Leisure Oriented Lodging	26.6x	27.2x	11.3x	11.7x
Travel	18.7x	16.2x	9.9x	7.3x
Cruise Lines/Ski Resort Owners/Operators	22.1x	21.4x	13.7x	11.0x
Consumer Finance	11.9x	8.7x	11.3x	NA

Banc of America Securities selected a range of implied multiples derived from its analyses and applied such multiples to certain financial information of Trendwest to calculate a range of implied prices per Trendwest share. The financial information of Trendwest used in such analysis included fiscal year 2001 EBITDA and the projected EBITDA and earnings per Trendwest share for fiscal year 2002. The projected EBITDA and earnings per Trendwest share for fiscal year 2002 were based on internal forecasts and forecasts released by Trendwest on December 19, 2001, each as prepared by Trendwest management. This analysis indicated an implied price per Trendwest share reference range of $20.00–$27.00.

No company, transaction or business used in the Precedent Vacation Ownership Transactions Analysis, the Precedent Lodging Transactions Analysis or the Public Company Trading Analysis is identical to Trendwest or the merger. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions to which Trendwest and the merger were compared.

Discounted Cash Flow Analysis.    Banc of America Securities conducted a discounted cash flow analysis to determine the implied fully diluted equity value per Trendwest share based on Trendwest’s projected free cash flows. In conducting the analysis, Banc of America Securities calculated the debt-free free cash flows that Trendwest was expected to generate during fiscal years 2002 through 2006 based upon internal forecasts and operating assumptions provided by Trendwest management. Banc of America Securities also calculated terminal values for Trendwest at the conclusion of a five-year period ended 2006. In calculating this range of terminal values, Banc of America Securities applied a multiple of 2006 EBITDA ranging from 6.5x to 8.5x for Trendwest during the final year of the five-year period. Banc of America Securities then discounted these debt-free cash flows, assuming no debt obligations and such range of terminal values, to present values using a range of discount rates from 13.0% to 17.0%. These values were adjusted by Banc of America Securities to account for net debt of Trendwest as of December 31, 2001 of $110.1 million. This analysis indicated an implied fully diluted equity value per Trendwest share of $25.00–$35.00.

Premiums Paid Analysis.    Banc of America Securities reviewed the premiums paid in 50 transactions valued between $800 million and $1,200 million (excluding technology transactions) that were announced between January 1, 1999 and March 26, 2002. Banc of America Securities calculated the premium implied by the merger consideration in each transaction relative to the closing stock price for the target company in such transaction over various periods prior to public announcement of the transaction. Banc of America Securities then applied the median of such premiums to the closing price of Trendwest common stock over the same periods, to calculate the price per Trendwest share implied by such premiums. The following table summarizes the results of this analysis:

	Period Prior to Announcement of Transaction
	One Day	One Week	One Month
Median Premium in Precedent Transactions	26.2%	35.9%	37.3%
Implied Price Per Trendwest Share Based on Precedent Median Premium	$30.06	$34.04	$33.97

MountainStar Book Value Analysis.    Banc of America Securities calculated the book value of MountainStar as of certain dates prior to January 1, 2002. The book values for MountainStar were based on publicly available financial statements for Trendwest, other than the book value for MountainStar on December 31, 2001, which was based on internal financial statements provided by Trendwest management. Banc of America Securities then divided such book values by the number of fully diluted Trendwest shares outstanding on March 28, 2000 to calculate the implied book values per share. The following table summarizes the results of this analysis:

	Date of Valuation
	6/30/00	9/31/00	12/31/00	3/31/01	6/30/0	9/30/01	12/31/01
MountainStar Book Value	$44,300,000	$49,073,000	$56,536,000	$60,361,000	$63,724,000	$66,397,000	$70,382,271
Implied Book Value Per Share	$1.14	$1.26	$1.45	$1.55	$1.63	$1.70	$1.81

MountainStar Discounted Cash Flow and Sensitivity Analysis.    Banc of America Securities conducted a discounted cash flow analysis to determine the implied per share value of MountainStar based on MountainStar’s projected free cash flows. In conducting the analysis, Banc of America Securities calculated the debt-free free cash flows that MountainStar was expected to generate during fiscal years 2002 through 2010 based upon internal forecasts and operating assumptions provided by Trendwest management. Banc of America Securities also calculated terminal values for MountainStar at the conclusion of an nine-year period ended 2010. In calculating this range of terminal values, Banc of America Securities applied a multiple of 2010 operating income ranging from 7.0x to 9.0x for MountainStar during the final year of the nine-year period. Banc of America Securities then discounted these debt-free cash flows, assuming no debt obligations and the range of such terminal values, to present values using a range of discount rates from 18.0% to 22.0%. Banc of America

Securities also conducted a sensitivity analysis to determine the impact on the implied per share value of MountainStar assuming (i) a delay in the launch date for MountainStar and (ii) a discount to the projected sales value of MountainStar. These analyses indicated an implied MountainStar per share value range of $1.50–$2.25.

The type of consideration payable in the merger and the exchange ratio formula were determined through negotiations between Trendwest and Cendant and were approved by the Trendwest board of directors. The decision to enter into the merger agreement was solely that of Trendwest’s board of directors. Banc of America Securities’ opinion and the financial analyses described above were only one of a number of factors considered by Trendwest’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Trendwest board of directors or its management with respect to the merger or the exchange ratio formula.

Pursuant to the engagement letter between Banc of America Securities and Trendwest, Trendwest has agreed to pay certain customary fees to Banc of America Securities for financial advisory services provided to Trendwest in connection with the merger, including a fee which was contingent upon Banc of America Securities rendering its opinion and an additional fee which is contingent upon the consummation of the transactions contemplated by the merger agreement and the stock purchase agreement. The Trendwest board of directors was aware of the contingent nature of this fee structure and took it into account in considering Banc of America Securities’ fairness opinion and in approving the merger. Trendwest has also agreed to reimburse Banc of America Securities for its reasonable out-of-pocket expenses, including reasonable fees and expenses of Banc of America Securities’ legal counsel, and to indemnify Banc of America Securities, its affiliates, and their respective directors, officers, employees, agents and representatives against liabilities, including liabilities under the federal securities laws, arising out of Banc of America Securities’ engagement.

In the past, Banc of America Securities or its affiliates have provided financial advisory and financing services to Trendwest and Cendant and have received fees for the rendering of these services. In the past, Banc of America Securities or its affiliates have also provided certain financial advisory and financing services to JELD-WEN including financial services relating to a sale of JELD-WEN’s interest in Trendwest. Bank of America, N.A., an affiliate of Banc of America Securities, is an agent and lender under credit facilities with Trendwest and JELD-WEN. In the ordinary course of its business, Banc of America Securities and its affiliates may actively trade the debt and equity securities of Trendwest and Cendant for their own account and for the accounts of their customers, and accordingly, may at any time hold a long or short position in such securities.

Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

The special committee retained Houlihan Lokey to render an opinion that the consideration per share to be received in connection with the transactions by the holders of Trendwest common stock, other than JELD-WEN and the JELD-WEN affiliates, is fair, from a financial point of view, and not less than the financial consideration per share to be received by JELD-WEN or the JELD-WEN affiliates in connection with the transactions.

The special committee retained Houlihan Lokey based upon Houlihan Lokey’s experience in the valuation of businesses and their securities in connection with recapitalizations and similar transactions, especially with respect to timeshare and real estate services companies. Houlihan Lokey is a nationally recognized investment banking firm that is continually engaged in providing financial advisory services and rendering fairness opinions in connection with mergers and acquisitions, leveraged buyouts, business and securities valuations for a variety of regulatory and planning purposes, recapitalizations, financial restructurings and private placements of debt and equity securities.

As compensation to Houlihan Lokey for its services in connection with the transactions, Trendwest agreed to pay Houlihan Lokey an aggregate fee of $350,000 in addition to Houlihan Lokey’s expenses in connection therewith. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the transactions, any other related transaction, or the conclusions reached in the Houlihan Lokey opinion. Trendwest also agreed to indemnify Houlihan Lokey and related persons against certain liabilities, including liabilities under federal securities laws that arise out of the engagement of Houlihan Lokey.

The full text of Houlihan Lokey’s opinion, which describes, among other things, the assumptions made, general procedures followed, matters considered and limitations on the review undertaken by Houlihan Lokey in rendering its opinion is attached hereto and is incorporated herein by reference. The summary of the Houlihan Lokey opinion in this prospectus is qualified in its entirety by reference to the full text of the Houlihan Lokey opinion. You are urged to read Houlihan Lokey’s opinion in its entirety. Houlihan Lokey’s opinion was provided for the information of the special committee and does not constitute a recommendation to any stockholder with respect to any matter relating to such transactions.

In arriving at its fairness opinion, among other things, Houlihan Lokey did the following:

•
met with certain members of the senior management of Trendwest to discuss the operations, financial condition, future prospects, projected operations and performance of Trendwest, MountainStar, and the pending transactions;

•	held discussions with Banc of America Securities, Trendwest’s financial advisors, to discuss the process and evolution, as well as the structure and consideration, of the transactions;

•
reviewed Trendwest’s Form 10-K for the fiscal year ended December 31, 2000, Form 10-Q for the three quarters ended September 30, 2001, and a draft of Trendwest’s Form 10-K for the year ended December 31, 2001, which Trendwest’s management has identified as containing the most current Company financial statements available;

•	reviewed various projections of Trendwest’s financial performance for the fiscal years ended December 31, 2002 through 2006 prepared by Trendwest’s management;

•
reviewed various projections of MountainStar’s financial performance for the fiscal years ended December 31, 2002 through 2015 prepared by Trendwest’s management which are referred to in this prospectus as the “MountainStar projections;”

•	reviewed various memoranda regarding management’s exit strategies for MountainStar;

•	reviewed the historical market prices and trading volume for Trendwest’s publicly traded securities and other publicly available information regarding Trendwest;

•	reviewed certain publicly available financial data for certain companies that we deemed comparable to Trendwest;

•
reviewed drafts of certain documents relating to the transactions, including the Merger Agreement dated March 27, 2002, the Stock Purchase Agreement dated March 27, 2002, and other related agreements; and

•	conducted such other studies, analyses and inquiries as Houlihan Lokey deemed appropriate.

Analyses

Houlihan Lokey used several methodologies to assess the fairness of the consideration per share to be received in connection with the transactions by the holders of Trendwest common stock, other than JELD-WEN and the JELD-WEN affiliates. The following is a summary of the material financial analyses used by Houlihan Lokey in connection with providing its opinion. This summary is qualified in its entirety by reference to the full text of such opinion, which is attached as Annex F to this prospectus. You are urged to read the full text of the Houlihan Lokey opinion carefully and in its entirety.

Houlihan Lokey’s analyses of the transactions included the calculation and comparison of the following: (i) an analysis of Trendwest’s stock price as determined by the public market; (ii) an analysis of Trendwest’s stock price as determined by Houlihan Lokey; and (iii) and analysis of the MountainStar property.

Trendwest Analyses

Houlihan Lokey performed the following analyses in order to determine the current price per share of Trendwest:

Public Market Pricing.    Houlihan Lokey reviewed the historical market prices and trading volume for Trendwest’s publicly held common stock and reviewed publicly-available analyst reports, news articles, and press releases relating to Trendwest. Houlihan Lokey analyzed Trendwest’s closing stock price as of March 21, 2002. In addition, Houlihan Lokey reviewed Trendwest’s closing stock price on a five-day average, 30-day average, 60-day average and one year average basis as of March 21, 2002. The resulting per share indications, as reviewed by Houlihan Lokey, ranged from $16.56 to $25.23.

Market Multiple Methodology.    Houlihan Lokey reviewed certain financial information of publicly traded comparable timeshare companies selected solely by Houlihan Lokey. The comparable timeshare companies included: Bluegreen Corp., Ilx Resorts, Inc., Mego Financial Corp. and Resortquest International, Inc. Houlihan Lokey calculated certain financial ratios of the comparable timeshare companies based on the most recent publicly available information. Houlihan Lokey calculated certain financial ratios, including, the multiples of: (i) enterprise value (“EV”) to latest twelve months (“LTM”) revenues, (ii) EV to LTM earnings before interest, taxes, depreciation and amortization (“EBITDA”), (iii) EV to earnings before interest and taxes (“EBIT”), and (iv) EV to projected next fiscal year (“NFY”) EBITDA of the comparable timeshare companies based on the most recent publicly available information.

The analysis showed that the multiples exhibited by the comparable timeshare companies was as follows: (i) EV to LTM revenues ranged from a low of 0.9x to a high of 1.55x with mean and median multiples of 1.24x and 1.26x, respectively; (ii) EV to LTM EBITDA ranged from a low of 7.5x to a high of 10.5x with mean and median multiples of 9.1x and 9.3x, respectively; (iii) EV to LTM EBIT ranged from a low of 10.1x to a high of 23.8x with mean and median multiples of 13.9x and 10.9x, respectively; and (iv) EV to NFY EBITDA ranged from a low of 5.5x to a high of 7.1x with mean and median multiples of 6.3x, respectively.

Houlihan Lokey derived indications of the enterprise value of Trendwest by applying selected revenue, EBITDA and EBIT multiples to certain adjusted operating results for the latest twelve months ended December 31, 2001 and projected EBITDA for the fiscal year ending December 31, 2002. Based on the above, the resulting indications of the enterprise value of the operations of Trendwest ranged from approximately $750.0 million to $870.0 million.

After determining the enterprise value of the operations of Trendwest, Houlihan Lokey made certain adjustments to determine equity value including adjustments to reflect (i) Trendwest’s current holdings of cash and cash equivalents, (ii) certain debt obligations of the Trendwest, (iii) the book value of MountainStar, (iv) an adjustment to reflect control of Trendwest, and (v) the dilutive effect of certain stock options outstanding. After consideration of such adjustments, Houlihan Lokey estimated the equity value of Trendwest using the market multiple methodology to be in the range of $847.0 million to $991.0 million, or $21.73 per share to $25.42 per share, respectively.

Comparable Transaction Methodology.    Houlihan Lokey reviewed the consideration paid in certain change of control acquisitions of selected publicly traded timeshare companies that Houlihan Lokey deemed relevant. The selected comparison group included five transactions:

Target	Acquiror	EV (in millions)	Date
Equivest Finance, Inc.	Cendant	$156.3	2/11/02
Fairfield Communities, Inc.	Cendant	$719.7	4/2/01
Peppertree Resorts, Inc.	Equivest Finance, Inc.	$109.5	11/17/99
Vistana, Inc.	Starwood Hotel & Resorts Worldwide	$630.0	10/1/99
Vacation Break USA, Inc.	Fairfield Communities, Inc.	$216.4	12/22/97

The analysis showed that the multiples exhibited in the change of control transactions were as follows: (i) EV to LTM revenues ranged from a low of 1.22x to a high of 2.31x with mean and median multiples of 1.72x and 1.68x, respectively; (ii) EV to LTM EBITDA ranged from a low of 3.8x to a high of 13.0x with mean and median multiples of 7.5x and 6.2x, respectively; and (iii) EV to LTM EBIT ranged from a low of 4.3x to a high of 14.6x with mean and median multiples of 9.1x and 8.7x, respectively.

In performing its analysis, Houlihan Lokey considered that the merger and acquisition transaction environment varies over time because of, among other things, interest rate and equity market fluctuations and industry results and growth expectations. No company or transaction used in the analysis described above was directly comparable to Trendwest. Accordingly, Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue, EBITDA and EBIT paid for companies in the timeshare industry.

Houlihan Lokey derived enterprise value indications of Trendwest by applying selected revenue, EBITDA and EBIT multiples to certain adjusted operating results for the latest twelve months ended December 31, 2001. Based on the above, the resulting indications of the enterprise value of the operations of Trendwest ranged from approximately $850.0 million to $950.0 million.

After determining the enterprise value of the operations of Trendwest, Houlihan Lokey made certain adjustments to determine equity value, including adjustments to reflect (i) Trendwest’s current holdings of cash and cash equivalents, (ii) certain debt obligations of Trendwest, (iii) the book value of MountainStar, and (iv) the dilutive effect of certain stock options outstanding. After consideration of such adjustments, Houlihan Lokey estimated the equity value of Trendwest using the market multiple methodology to be in the range of $819.2 million to $919.2 million, or $21.01 per share to $23.58 per share, respectively.

Discounted Cash Flow Methodology—Exit Multiple.    Houlihan Lokey utilized certain financial projections prepared by Trendwest’s management with respect to fiscal years 2002 through 2006. To determine Trendwest’s EV, Houlihan Lokey used the projected pro forma operating income of Trendwest and applied risk-adjusted discount rates ranging from 10.0% to 14.0% and exit EBITDA multiples of 5.0x to 7.0x. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the range of EV between $1,027.0 million and $1,249.8 million.

After determining the EV of the operations of Trendwest, Houlihan Lokey made certain adjustments to determine equity value including adjustments to reflect (i) Trendwest’s current holdings of cash and cash equivalents, (ii) certain debt obligations of the Trendwest, (iii) the book value of MountainStar, and (iv) the dilutive effect of certain stock options outstanding. After consideration of such adjustments, Houlihan Lokey estimated the equity value of Trendwest using the market multiple methodology to be in the range of $996.1 million to $1,218.9 million, or $25.55 per share to $31.27 per share, respectively.

Discounted Cash Flow Methodology—Gordon Growth.    Houlihan Lokey utilized certain financial projections prepared by Trendwest’s management with respect to fiscal years 2002 through 2006. To determine Trendwest’s enterprise value, Houlihan Lokey used the projected pro forma operating income of Trendwest and applied risk-adjusted discount rates ranging from 10.0% to 14.0% and long-term growth rates ranging from 1.0% to 5.0%. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the range of enterprise value between $825.0 million and $1,204.8 million.

After determining the EV of the operations of Trendwest, Houlihan Lokey made certain adjustments to determine equity value, including adjustments to reflect (i) Trendwest’s current holdings of cash and cash equivalents, (ii) certain debt obligations of the Trendwest, (iii) the book value of MountainStar, and (iv) the dilutive effect of certain stock options outstanding. After consideration of such adjustments, Houlihan Lokey estimated the equity value of Trendwest using the market multiple methodology to be in the range of $794.2 million to $1,174.0 million, or $20.37 per share to $30.12 per share, respectively.

MountainStar Analyses

MountainStar, a development asset, is not yet income producing. Therefore the capitalization methodologies (based on market multiples or comparable transactions) were not used by Houlihan Lokey. Further, Houlihan Lokey was unable to identify any comparable transactions of similar asset size or in a similar region to provide guidance on a price per acre or other similar measure. Accordingly, the only available valuation methodology is the discounted cash flow approach. Houlihan Lokey relied on and performed three different discounted cash flow analyses in order to determine the range of value for MountainStar:

Entitlement Case.    Although MountainStar is currently unentitled, Houlihan Lokey utilized certain MountainStar projections prepared by Trendwest’s management for fiscal years 2002 through 2015. Such projections assume that MountainStar receives all necessary entitlements to continue the development process. To determine the value of MountainStar, Houlihan Lokey considered various scenarios regarding the timing of receiving entitlements and the resulting cash flows. Houlihan Lokey then applied risk-adjusted discount rates ranging from 22.5% to 30.0%. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the value of MountainStar to be in the range of $62.9 million to $78.3 million.

Tax Lot Scenario.    Houlihan Lokey utilized certain MountainStar projections prepared by Trendwest’s management which assume a prompt sale of MountainStar. These financial projections, for fiscal years 2002 through 2010, assume 300 lots will be created with certain minimum price points and acreage requirements to satisfy certain county requirements. To determine the value of MountainStar under this scenario, Houlihan Lokey used the projected pro forma operating cash flow of MountainStar and applied risk-adjusted discount rates ranging from 15.0% to 20.0%. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the value of MountainStar to be in the range of $41.8 million to $51.1 million.

Short Plat Scenario.    Houlihan Lokey utilized certain MountainStar projections prepared by Trendwest’s management which assume a prompt sale of MountainStar. These financial projections, for fiscal years 2002 through 2015, assume 500 large lots will be created. To determine the value of MountainStar under this scenario, Houlihan Lokey used the projected pro forma operating cash flow of MountainStar and applied risk-adjusted discount rates ranging from 15.0% to 20.0%. Based on the financial projections and this analysis, Houlihan Lokey calculated indications of the value of MountainStar to be in the range of $35.8 million to $47.4 million.

Reconciliation of Discounted Cash Flow Conclusions with MountainStar book value.    Houlihan Lokey understands that the purchase price for MountainStar is equal to the net book value of MountainStar, which is estimated to be approximately $48 million, reflecting an enterprise value of MountainStar of approximately $78.0 million less approximately $30.0 million of debt associated with MountainStar to be assumed by JELD-WEN as a consequence of the MountainStar redemption. The above-described Entitlement Case, Tax Lot Scenario, and Short Plat Scenario provided Houlihan Lokey with indications of enterprise value of MountainStar in the range of $35.8 to $78.3 million. Houlihan Lokey noted that the implied enterprise value of MountainStar is within the range of valuation indications for MountainStar.

Trendwest and MountainStar Conclusions

The above-described Trendwest analyses provided Houlihan Lokey with indications of the market value of Trendwest which ranged from $22.20 to $27.60 per share. The above-described MountainStar analyses support a sale price equal to the book value of MountainStar.

Conclusion

On March 28, 2002 Houlihan Lokey delivered to the special committee its written opinion, dated March 28, 2002, that based upon the assumptions made, matters considered and limitations on the review described in the written opinion, the consideration per share to be received by the shareholders of Trendwest other than JELD-

WEN and the JELD-WEN affiliates in connection with the transactions (i) is fair to them from a financial point of view and (ii) is not less than the financial consideration per share to be received by JELD-WEN or the JELD-WEN affiliates in connection with the transactions.

As a matter of course, Trendwest does not publicly disclose forward-looking financial information. Nevertheless, in connection with its review, Houlihan Lokey considered financial projections. These financial projections were prepared by the management of Trendwest. The financial projections were prepared under market conditions as they existed as of approximately December 31, 2001 and management does not intend to provide Houlihan Lokey with any updated or revised financial projections in connection with the transactions. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operation of Trendwest, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections should not be relied upon as necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on such financial projections.

In arriving at its fairness opinion, Houlihan Lokey reviewed key economic and market indicators, including, but not limited to, growth in the U.S. Gross Domestic Product, inflation rates, interest rates, consumer spending levels, manufacturing productivity levels, unemployment rates and general stock market performance. Houlihan Lokey’s opinion is based on the business, economic, market and other conditions as they existed as of March 28, 2002 and on the Trendwest and MountainStar financial projections provided to Houlihan Lokey as of December 31, 2001. In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, that the accuracy and completeness of the financial and other information provided to Houlihan Lokey by the management of Trendwest, including the financial projections, was reasonably prepared and reflects the best currently available estimates of the financial results and condition of Trendwest; and that no material changes have occurred in the information reviewed between the date the information was provided and the date of the Houlihan Lokey opinion. Houlihan Lokey did not independently verify the accuracy or completeness of the information supplied to it with respect to Trendwest and does not assume responsibility for it. Houlihan Lokey did not make any independent appraisal of the specific properties or assets of Trendwest other than MountainStar.

Houlihan Lokey was not asked to opine and does not express any opinion as to: (i) the tax or legal consequences of the transactions; (ii) the realizable value of Cendant’s common stock or the prices at which Cendant’s common stock may trade in the future following the transactions; and (iii) the fairness of any aspect of the transactions not expressly addressed in its fairness opinion.

The Houlihan Lokey opinion does not address the underlying business decision to effect the transactions; nor does it constitute a recommendation to any shareholder as to how they should vote at the special meeting. Houlihan Lokey has no obligation to update the Houlihan Lokey opinion. Houlihan Lokey did not, and was not requested by Trendwest or any other person to, solicit third party indications of interest in acquiring all or any part of Trendwest or to make any recommendations as to the form or amount of consideration in connection with the transactions. Furthermore, at the request of the special committee, Houlihan Lokey has not negotiated any portion of the transactions or advised the special committee with respect to alternatives to them.

The summary set forth above describes the material points of more detailed analyses performed by Houlihan Lokey in arriving at its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at its opinion, Houlihan Lokey made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses and summary set forth herein must be considered as a whole and that selecting portions of its analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the analyses set forth in Houlihan Lokey’s fairness opinion. In its analysis, Houlihan Lokey made numerous assumptions with respect to Trendwest, MountainStar, the transactions, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Trendwest are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

Stock Exchange Listing

Cendant has received authorization, subject to notice of issuance, from the NYSE for the listing of common stock issuable pursuant to the merger in exchange for Trendwest common stock. The trading symbol for CD Common Stock is “CD.” Following the merger, Trendwest shareholders will no longer be able to trade shares of Trendwest common stock on the Nasdaq or any other exchange because the existing Trendwest common stock will have ceased to exist and therefore will no longer be listed on any exchange or quoted on any quotation system.

Material United States Federal Income Tax Consequences of the Merger

The following is a general summary of the material United States federal income tax consequences of the merger to holders of Trendwest common stock who exchange their shares of Trendwest common stock for CD Common Stock in the merger. It does not address the tax consequences to holders of Trendwest common stock who exchange their shares of Trendwest common stock for CD Common Stock pursuant to the stock purchase agreement. This summary does not address all aspects of United States federal income taxation that may be applicable to Trendwest shareholders who exchange their shares of Trendwest common stock for CD Common Stock in the merger in light of their particular circumstances or who are subject to special treatment under United States federal income tax law, such as:

•	certain U.S. expatriates;

•	Trendwest shareholders who hold Trendwest common stock as part of a straddle, appreciated financial position, hedge, conversion transaction or other integrated investment;

•	Trendwest shareholders whose functional currency is not the United States dollar;

•	Trendwest shareholders who acquired Trendwest common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	foreign persons and entities;

•	financial institutions;

•	insurance companies;

•	tax-exempt entities;

•	dealers in securities; and

•	traders in securities that mark-to-market.

In addition, this summary does not discuss the consequences of the merger under state, local, or foreign tax law, and does not address the tax treatment to Trendwest shareholders who hold their shares of Trendwest common stock through a partnership or other “pass-through” entity. This discussion assumes that Trendwest shareholders hold their shares of Trendwest common stock as capital assets within the meaning of Section 1221 of the Code (generally, as property held for investment).

This summary is based on provisions of the Code, Treasury regulations promulgated under the Code, and administrative and judicial interpretation of the Code, all as in effect as of the date of this prospectus. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes or interpretations could apply retroactively, will not affect the accuracy of the statements or conclusions set forth in this tax summary.

General

It is intended that the stock purchase and the merger will, for U.S. federal income tax purposes, be treated as an integrated transaction that will qualify as a reorganization under Section 368(a) of the Code, and Trendwest has received an opinion from its counsel, Heller Ehrman White & McAuliffe LLP, that, on the basis of the facts, representations, covenants, limitations and assumptions set forth or referred to in such opinion, the transaction will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, no ruling has been or will be sought from the IRS, as to the U.S. federal income tax consequences of the transaction. Accordingly, there can be no certainty that the IRS will not challenge the treatment of the transaction as a reorganization under Section 368(a) of the Code or that a court would not sustain such a challenge. If the transaction were to fail to qualify as a reorganization under Section 368(a) of the Code, then for U.S. federal income tax purposes, the merger would be a fully taxable transaction to the holders of Trendwest common stock and might also be a fully taxable transaction for state, local and foreign tax purposes. See “United States Federal Income Tax Consequences of the Merger to Trendwest Shareholders if the Transaction Does Not Qualify as a Reorganization under Section 368(a) of the Code.”

United States Federal Income Tax Consequences of the Merger to Trendwest Shareholders if the Transaction Qualifies as a Reorganization under Section 368(a) of the Code

Assuming that the transaction is treated as an integrated transaction that qualifies as a reorganization under Section 368(a) of the Code, for U.S. federal income tax purposes:

•
a holder of Trendwest common stock will not recognize gain or loss upon the receipt of CD Common Stock in exchange for Trendwest common stock in the merger, except with respect to cash received instead of a fractional share of CD Common Stock;

•
the aggregate tax basis of the shares of CD Common Stock received by a Trendwest shareholder in exchange for Trendwest common stock pursuant to the merger will be the same as the aggregate tax basis of such shareholder’s Trendwest common stock surrendered in exchange for such CD Common Stock (reduced by the amount of basis allocable to any fractional share of CD Common Stock for which cash is received);

•
the holding period of the shares of CD Common Stock received by a Trendwest shareholder in the merger will include the holding period of the Trendwest shareholder’s Trendwest common stock surrendered in the merger; and

•
a cash payment received by a Trendwest shareholder for a fractional share of CD Common Stock will be treated as if such fractional share had been issued in connection with the merger and then redeemed by Cendant for such cash payment; a Trendwest shareholder generally will recognize capital gain or loss with respect to such cash payment based on the difference between the amount of the cash received instead of such fractional share and such shareholder’s tax basis in such fractional share.

United States Federal Income Tax Consequences of the Merger to Trendwest Shareholders if the Transaction Does Not Qualify as a Reorganization under Section 368(a) of the Code

If the transaction does not qualify as a reorganization under Section 368(a) of the Code, the material U.S. federal income tax consequences to holders of Trendwest common stock who exchange Trendwest common stock for shares of CD Common Stock in the merger would differ materially from the consequences summarized above, and would be as follows:

•
a holder of Trendwest common stock who exchanged Trendwest common stock for CD Common Stock in the merger would recognize aggregate capital gain or loss in an amount equal to the difference between (1) the fair market value of the CD Common Stock received in the merger (including any cash received instead of a fractional share of CD Common Stock) and (2) the holder’s aggregate tax basis in such shares of Trendwest common stock;

•
the capital gain or loss recognized by a holder of Trendwest common stock would be long-term capital gain or loss if the holder had held the shares of Trendwest common stock for more than one year on the effective date of the merger;

•	a holder of Trendwest common stock would have an aggregate tax basis in the CD Common Stock received pursuant to the merger equal to the fair market value of such CD Common Stock; and

•	the holding period for CD Common Stock received by a holder of Trendwest common stock would commence on the day following the effective time of the merger.

HOLDERS OF TRENDWEST COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS (INCLUDING LAWS RELATING TO REPORTING REQUIREMENTS).

Anticipated Accounting Treatment

The merger will be accounted for as a purchase for financial accounting purposes in accordance with accounting principles generally accepted in the United States. For purposes of preparing Cendant’s consolidated financial statements, Cendant will establish a new accounting basis for Trendwest’s assets and liabilities based upon their fair values, the merger consideration and the costs of the merger. Any excess of cost over the fair value of the net assets of Trendwest will be recorded by Cendant as goodwill. A final determination of the intangible asset values and required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. Cendant will determine the fair value of Trendwest’s assets and liabilities and will make appropriate purchase accounting adjustments, including adjustments to the amortization period of the intangible assets, upon completion of that determination.

Regulatory Approvals

Under the merger agreement, Cendant and Trendwest have agreed to use their reasonable good faith efforts to obtain all necessary actions or nonactions, waivers, consents and approvals from any governmental authority necessary to complete the merger. The required regulatory approvals include approvals of various state timeshare agencies, as described below. All other applications and notices have been filed, or are in the process of being filed.

Timeshare Regulatory Approvals

In connection with the acquisition of Trendwest by Cendant, Trendwest may be required to file amendments to certain registration statements and is required to obtain consents, approvals or exemptions in respect of the acquisition of Trendwest under state timeshare registration laws or, in states that do not have specific timeshare laws, related real estate or securities registration laws in states where Trendwest develops real estate properties, holds vacation ownership interests and/or offers, markets or sells vacation ownership interests.

If the approval of the acquisition of Trendwest by any of the authorities mentioned above is subject to compliance with certain conditions, there can be no assurance that the parties or their subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the merger.

While Trendwest and Cendant believe that they will receive the requisite regulatory approvals for the merger, there can be no assurance regarding the timing of the approvals or the ability of the companies to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals or otherwise. The stock purchase was conditioned upon all required registrations and amendments having been made and written consents, approvals or exemptions having been obtained from the appropriate regulatory authorities under the timeshare laws (or, in the case of Australia, securities registration laws) in the following jurisdictions: Arizona, California, Colorado, Idaho, Missouri, Nevada, Oregon, Utah, Washington and Australia. See “The Stock Purchase Agreement” on page 62.

Foreign Regulatory Filings

Cendant has obtained the approval of the Australia Foreign Investment Review Board (FIRB) for the acquisition of Trendwest under the provisions of the Australia Foreign Acquisitions and Takeovers Act 1975.

Cendant and Trendwest are not aware of any other foreign governmental approvals or actions that may be required for consummation of the merger. Nonetheless, in connection with the merger, the laws of other foreign countries and jurisdictions in which Trendwest conducts its business may require the filing of information with, or the obtaining of the approval or consent of, governmental authorities in those countries and jurisdictions. The governments in those countries and jurisdictions might attempt to impose additional conditions on Trendwest’s operations conducted in those countries and jurisdictions as a result of the merger. If such approvals or consents are found to be required, the parties intend to make the appropriate filings and applications. In the event that a filing or application is made for the requisite foreign approvals or consents, there can be no assurance that those approvals or consents will be granted and, if those approvals or consents are received, there can be no assurance as to the date of those approvals or consents.

State Takeover Laws

Sections 60.825-60.845 of the Oregon Revised Statutes (ORS) prevent an “interested stockholder,” generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof, from engaging in a “business combination” (defined to include mergers and certain other transactions) with an Oregon corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On March 28, 2002, prior to the execution of the stock purchase agreement, the merger agreement or the stock option agreement, the board of directors of Trendwest, approved each of these agreements, the stock purchase, the merger and the transactions contemplated by such agreements under and for purposes of the provisions Sections 60.825-60.845 of the ORS. Trendwest has taken all appropriate action so that neither Cendant nor Merger Sub is an “interested stockholder” pursuant to Sections 60.825-60.845 of the ORS and, accordingly, Sections 60.825-60.845 of the ORS are inapplicable to the merger.

Trendwest was subject to Sections 60.801 et seq. of the ORS, also known as the Oregon Control Share Act, which generally provides that a person who acquires voting stock of an Oregon corporation in a transaction (other than a transaction in which voting shares are acquired from the issuing public corporation) that results in the acquirer holding more than 20%, 33 1/3% or 50% of the total voting power of a corporation cannot vote the shares it acquires in the control share acquisition except in certain circumstances. On March 28, 2002, prior to the execution of the stock purchase agreement, the merger agreement or the stock option agreement, the board of directors of Trendwest amended the bylaws of Trendwest to provide that Sections 60.801 et seq. of the ORS relating to control share acquisitions, are not applicable to Cendant, Merger Sub or Trendwest.

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business therein. In 1982, the Supreme Court of the United States, in Edgar v. Mite Corp., invalidated on constitutional grounds the Illinois Business Takeovers Act, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult, and the reasoning in such decision is likely to apply to certain other state takeover statutes. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court of the United States held that the State of Indiana could, as a matter of corporate law and in particular those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Except as described above, Cendant has not attempted to comply with any state takeover statutes in connection with the merger. Cendant reserves the right to challenge the validity or applicability of any state law allegedly applicable to the merger and nothing in this prospectus nor any action taken in connection herewith is intended as a waiver of that right.

Third-party Approvals

Trendwest is a party to a number of credit agreements, lease agreements, and other agreements which contain provisions granting the other party certain rights in the event of a change in control of Trendwest. The closing of the stock purchase was conditioned upon the receipt of certain consents in connection with such agreements. Pursuant to the merger agreement, each of Trendwest and JELD-WEN has agreed to use its reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any governmental authority or other public or private third party required to be obtained or made in connection with the various transactions contemplated by the merger agreement, the stock purchase agreement and the stock option agreement.

Dissenters’ or Appraisal Rights

Under Oregon law, shareholders that otherwise would be entitled to exercise dissenters’ rights do not have these rights if the stock affected is registered on a national securities exchange or is quoted on the National Association of Securities Dealers, Inc. Automated Quotation System as a National Market System issue. If Trendwest common stock is quoted on Nasdaq as a National Market System issue on the date on which Merger Sub delivers notice under Section 60.491 of the ORS of its intent to effect a short-form merger, dissenters’ rights will not be available in connection with the merger. Cendant does not intend to de-list the Trendwest common stock from Nasdaq, and has agreed in the merger agreement to use its reasonable efforts to maintain the listing of the Trendwest common stock on Nasdaq, until after completion of the merger.

Interests of Certain Persons in the Acquisition of Trendwest by Means of the Stock Purchase and the Merger

Some of the executive officers and directors of Trendwest, as well as JELD-WEN, Trendwest’s principal and controlling shareholder, have interests in the acquisition of Trendwest in accordance with the terms of the stock purchase agreement and the merger agreement that are different from, or in addition to, the interests of Trendwest shareholders generally. These additional interests relate to, among other things:

•
the requirement under the merger agreement that JELD-WEN and Trendwest effect the MountainStar redemption, pursuant to which the MountainStar development project was transferred, prior to the closing of the stock purchase, to JELD-WEN in exchange for shares of Trendwest common stock;

•	the effect of the merger on employment agreements for certain executive officers, including the availability of termination payments;

•	the accelerated vesting of all stock options held by all Trendwest employees, including officers; and

•	the indemnification of, and provision of director and officer liability insurance for the directors and officers of Trendwest.

These interests, to the extent they are material, are described below. The Trendwest board of directors was aware of these interests and considered them, among other things, prior to approving the merger agreement and taking other actions relating to the acquisition of Trendwest.

MountainStar Redemption

JELD-WEN agreed to acquire the MountainStar development project from Trendwest immediately prior to the stock purchase in exchange for a number of its shares of Trendwest common stock. The purchase price was equal the net book value of MountainStar and the number of shares to be redeemed in payment of the purchase price will equal the purchase price divided by $24.00. The net book value of MountainStar represents Trendwest’s investment to date in MountainStar, comprised of the price it paid for MountainStar in 2000 plus amounts subsequently spent in the development process less certain accrued liabilities, estimated at approximately $76 million as of March 31, 2002, net of approximately $32 million of debt that was transferred with MountainStar. JELD-WEN has granted Trendwest the exclusive right to develop, market and sell timeshare interests at MountainStar, subject to certain conditions.

Employment Agreements

Trendwest has entered into employment agreements with two of its named executive officers, William Peare, President and Chief Executive Officer, and Jeffery Sites, Executive Vice President and Chief Operating Officer.

The severance provisions contained in these two employment agreements do not contain any provisions that provide an acceleration of or increase in benefits in the event of a change in control. The agreements do provide that either Mr. Peare or Mr. Sites will be entitled to 12 months compensation including the prior year’s bonus if their employment is terminated without cause.

Effects of the Merger on Grants Pursuant to Trendwest Stock Option Plan

Stock options were granted by Trendwest under its 1997 Employee Stock Option Plan, as amended. As a result of the stock purchase, the unvested portion of stock options granted under the stock option plan became fully vested in accordance with the provisions of the stock option plan. Under the terms of the merger agreement, Cendant has agreed to assume each outstanding stock option granted under the stock option plan. Each stock option outstanding at the effective time of the merger will automatically be converted into the right to receive a number of shares of CD Common Stock equal to the number of shares of Trendwest common stock for which the stock option was then exercisable multiplied by the exchange ratio used to determine the merger consideration payable under the merger agreement to Trendwest’s public shareholders. The exercise price for each stock option will be equal to the exercise price subject to the stock option immediately prior to the effective time of the merger divided by the exchange ratio used to determine the merger consideration payable under the merger agreement to Trendwest’s public shareholders. All other terms and conditions of the converted options will remain the same.

The following chart sets forth, as of March 30, 2002, the total number of Trendwest stock options granted to Trendwest’s directors and executive officers under Trendwest’s stock option plan, the total number of stock options that vest immediately upon a change of control of Trendwest and the weighted average exercise price of the vested stock options which vest as a result of a change of control.

Name	Total Number of Stock Option Grants	Number of Stock Options Vested as a Result of Change of Control	Weighted Average Exercise Price of Vested Stock Options That Vest as a Result of Change of Control
Gene Hensley	84,000	37,200	$15.04
Tim O’Neil	48,000	33,600	$15.13
William Peare	84,000	37,200	$15.04
Alan Schriber	84,000	37,200	$15.04
Jeffery Sites	84,000	37,200	$15.04

Effect of the Merger on Trendwest Employee Stock Purchase Plan

At or prior to the effective time of the merger, in connection with the merger, Trendwest will take all actions necessary to terminate the Trendwest 1999 Employee Stock Purchase Plan and will take all necessary steps to refund, without interest, to each participant in the employee stock purchase plan any amounts withheld from such participant’s compensation pursuant to an enrollment agreement under the employee stock purchase plan to the extent such amount has not be used to purchase shares of Trendwest common stock prior to the termination of the employee stock purchase plan.

Directors and Officers

Promptly following the stock purchase, Cendant was entitled to designate a number of directors of the Trendwest board of directors multiplied by Cendant’s percentage share ownership. Trendwest agreed to use its best efforts either to increase the size of the Board or to secure the resignations of the appropriate number of its incumbent directors—other than directors on Trendwest’s designated special committee—to enable Cendant’s designees to be nominated and elected. Immediately following the stock purchase, William F. Peare, Jeffrey P. Sites, Jerol E. Andres, Douglas P. Kintzinger and Roderick C. Wendt resigned as members of Trendwest’s board of directors, and Trendwest’s remaining directors elected James E. Buckman, Stephen P. Holmes, Samuel L. Katz, and Kevin M. Sheehan, each a designee of Cendant, to fill the resulting vacancies on Trendwest’s board of directors. Cendant agreed in the merger agreement that, until the merger, it would not remove any of the special committee directors. In connection with the merger, the directors of Merger Sub shall, on and after the completion of the merger, become the directors of the surviving company. The officers of Trendwest shall, on and after the completion of the merger, become the officers of the surviving company.

Indemnification and Insurance

Trendwest’s current directors and executive officers have executed indemnification agreements whereby Trendwest has agreed to indemnify each of them for acts or omissions in their capacities as directors or officers of Trendwest. Under the terms of the merger agreement, the surviving company has agreed, for a period of six years after the effective time of the merger, to indemnify the directors’ and officers’ of Trendwest and its subsidiaries for any acts or omissions occurring on or prior to the effective time of the merger, to the fullest extent permissible under applicable provisions of the Oregon Business Corporation Act, Trendwest’s articles of incorporation or bylaws, or under any such agreements.

The surviving company will also maintain Trendwest’s current directors’ and officers’ liability insurance policy for a period of three years following the effective time of the merger. Directors’ and officers’ liability insurance policies on terms and in amounts no less favorable than those in effect prior to the effective time of the merger may however be substituted. If the existing directors’ and officers’ liability insurance policy expires or is terminated or cancelled during such period, then reasonable best efforts will be used to obtain a substantially similar directors’ and officers’ liability insurance policy. In no event will Cendant or the surviving company be required to pay aggregate premiums for insurance in excess of 200% of the premium which was paid by Trendwest in 2001 or prior to March 30, 2002, whichever is greater, If Cendant or the surviving company is unable to obtain the amount of insurance required by merger agreement, Cendant or the surviving company will obtain as much insurance as can be obtained for an annual premium not in excess of 200% of the aforementioned premium.

Business Relationships Between Cendant and JELD-WEN and JELD-WEN Affiliates

JELD-WEN has agreed not to compete with Trendwest following the stock purchase for a period of five years, with certain limited exceptions relating to operations at MountainStar and at its Eagle Crest and Running Y resorts.

JELD-WEN has agreed that following the merger, until December 31, 2002, it will continue to provide to Trendwest’s employees a number of the employee benefits currently being provided by JELD-WEN, with JELD-WEN to charge Trendwest its actual direct costs for the provision of such benefits plus administrative fees of $22.50 per month per employee.

Trendwest participated in the vacation interval exchange networks operated by Resort Condominiums International, LLC, a subsidiary of Cendant, pursuant to agreements that terminated in 2001. The net amount paid by Trendwest to Cendant in 2001 in conjunction with its participation under these agreements was approximately $1.9 million.

Delisting and Deregistration of Trendwest Common Stock

If the merger is completed, the shares of Trendwest common stock will be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934. Consequently, following completion of the merger, Trendwest shareholders will no longer be able to trade shares of Trendwest common stock on any stock exchange.

Restrictions on Resales by Affiliates of Trendwest

We are registering the shares of CD Common Stock to be issued to Trendwest shareholders in the merger under the Securities Act of 1933 and are also registering for resale the shares of CD Common Stock issued and to be issued to Trendwest shareholders under the stock purchase agreement under the Securities Act of 1933. These shares may be traded freely and without restriction by those stockholders not deemed to be “affiliates” of Trendwest as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that corporation. Any subsequent transfer by an affiliate of Trendwest must be one permitted by the resale provisions of Rule 145 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the directors and executive officers of Trendwest as well as to certain other related individuals or entities, including JELD-WEN.

THE MERGER AGREEMENT

The following is a description of the material terms of the merger agreement, but does not purport to describe all the terms of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. The full text of the merger agreement is attached as Annex A to this prospectus and is incorporated herein by reference.

SHAREHOLDERS OF TRENDWEST ARE URGED TO READ THE MERGER AGREEMENT IN ITS ENTIRETY FOR A MORE COMPLETE DESCRIPTION OF THE MERGER AND THE OTHER TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT BECAUSE IT IS THE LEGAL DOCUMENT THAT GOVERNS THE MERGER. IN THE EVENT OF ANY DISCREPANCY BETWEEN THE TERMS OF THE MERGER AGREEMENT AND THE FOLLOWING SUMMARY, THE MERGER AGREEMENT WILL CONTROL.

Introduction: Transactions

The Stock Purchase

Under the terms of the stock purchase agreement, on April 30, 2002, approximately 90.1% of the outstanding Trendwest common stock was purchased by Merger Sub from JELD-WEN and certain other shareholders of Trendwest. A more thorough description of the terms of the stock purchase agreement can be found below under “The Stock Purchase Agreement” pages 62 through 65.

The Stock Option

Under the terms of the stock option agreement, Merger Sub has the right to purchase newly issued stock from Trendwest at a price of $24.00 per share so as to assure us that we beneficially own at least 90% of the Trendwest common stock then outstanding. This option assures us that the merger will be effected via a “short-form” merger under Section 60.491 of the Oregon Revised Statues. A more thorough description of the terms of the stock option agreement can be found below under “The Stock Option Agreement.”

Form of the Merger; Charter Documents of Trendwest

Under the terms of the merger agreement, Merger Sub will be merged with and into Trendwest. Trendwest will be the surviving company in the merger and will continue its corporate existence under Oregon law as a wholly owned subsidiary of Cendant. Merger Sub will cease to be an entity as a result of the merger. The articles of incorporation and bylaws of Merger Sub in effect immediately prior to the effective time of the merger will become the articles of incorporation and bylaws of Trendwest following the merger. The name of the surviving company will be Trendwest Resorts, Inc.

Timing of Closing

We will complete the merger when all of the conditions to completion of the merger contained in the merger agreement described in the section entitled “Conditions to the Merger” beginning on page 60 of this prospectus are satisfied or waived. The merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Oregon.

Merger Consideration

At the effective time of the merger, Trendwest common stock (other than Trendwest common stock held by Cendant or any wholly owned subsidiary of Cendant) will be converted, without any action on the part of the holder, in accordance with the exchange procedures below, into the right to receive, for each share of Trendwest common stock, the merger consideration. The merger consideration will be 1.3074 shares of CD Common

Stock (rounded to the nearest thousandth of a share), which is the greater of the JELD-WEN exchange ratio of 1.2973, determined as described in the section entitled “The Stock Purchase Agreement – Consideration,” and the merger exchange ratio of 1.3074, determined as follows:

•
the merger exchange ratio was determined by dividing $24.00 by the average Cendant merger trading price, so that if the average Cendant merger trading price was in between $16.15 and $18.50, then the exchange ratio would be between 1.2973 and 1.4861;

•	in the event that the average Cendant merger trading price had been less than $16.15 but greater than or equal to $13.50, then the merger exchange ratio would have been equal to 1.4861; and

•
in the event that the average Cendant merger trading price had been less than $13.50, then the exchange ratio would have equaled the quotient of $20.062 divided by the average Cendant merger trading price.

The average Cendant merger trading price is $18.357, which is the arithmetic average of the 4:00 p.m. eastern time closing sales prices of CD Common Stock reported on the New York Stock Exchange Composite Tape for the ten consecutive NYSE trading days ending on (and including) May 21, 2002, the second trading day immediately prior to, and excluding the date that the registration statement in which this prospectus is included became effective.

The exchange ratio in the merger will also be appropriately and equitably adjusted if the number of outstanding shares of either CD Common Stock or Trendwest common stock changes as a result of any stock split, reverse stock split, stock dividend, reclassification or any similar transaction.

At the effective time of the merger, all shares of Trendwest common stock will no longer be outstanding and will be cancelled and retired and will cease to exist. Following the effective time of the merger, each holder of Trendwest common stock (other than Trendwest, Cendant or any wholly owned subsidiary of Cendant) will cease to have any rights with respect to their shares of Trendwest common stock, except the right to receive, without interest, the merger consideration.

Conversion of Shares; Exchange Agent; Procedures for Exchange of Certificates; Fractional Shares

At the effective time of the merger, Trendwest common stock will automatically convert into the right to receive the merger consideration. At that time or promptly thereafter, Cendant will deposit with the exchange agent all of the merger consideration.

Cendant has appointed Mellon Investor Services to act as exchange agent for the merger. The exchange agent will receive the merger consideration from Cendant and distribute it to Trendwest shareholders who properly surrender their Trendwest stock certificates in accordance with the exchange agent’s instructions. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as reasonably practicable after completion of the merger.

After the effective time of the merger, each certificate that previously represented shares of Trendwest common stock will represent only the right to receive the merger consideration. The merger consideration will also include cash payable in lieu of fractional shares of CD Common Stock and dividends or other distributions on CD Common Stock with record dates after the effective time of the merger. However, no dividends or other distributions with respect to CD Common Stock with a record date after the effective time of the merger shall be paid to you and no cash payment in lieu of fractional shares of CD Common Stock shall be paid to you until the holder of record of your certificate(s) surrenders the certificate in accordance with the exchange agent’s instructions. No interest will be paid or will accrue on the cash payable upon surrender of your certificate(s).

If there is a transfer of ownership of Trendwest common stock that is not registered in the transfer records of Trendwest, exchange and payment may be made to the transferee if the certificate representing those shares of

Trendwest common stock is presented to the exchange agent, accompanied by all documents required to evidence and effect the transfer and to evidence that any applicable stock transfer taxes have been paid.

Cendant will not issue fractional shares of CD Common Stock to you upon surrender of your certificates. In addition, no dividend or distribution of Cendant will relate to fractional share interests and the fractional share interest will not entitle you to vote or to any rights of a stockholder of Cendant. In lieu of the issuance of fractional shares, you will receive cash in an amount, less the amount of any required withholding taxes, equal to the product of the fractional part of a share that you are entitled to receive and the average Cendant merger trading price.

Effect on Stock Based Awards; Employee Stock Purchase Plan

Each outstanding stock option or other right to acquire shares of Trendwest common stock granted under the Trendwest 1997 Employee Stock Option Plan, whether or not then exercisable or vested, which is outstanding and unexercised immediately prior to the merger, will become vested immediately prior to the effective time of the merger and cease to represent a right to acquire shares of Trendwest common stock and will be assumed by Cendant and will be converted into options to purchase shares of CD Common Stock.

The number of shares of CD Common Stock to be subject to each converted option will be equal to the product of the number of shares of Trendwest common stock subject to the original option and the exchange ratio which is used to determine the merger consideration, rounded down to the nearest whole share.

The exercise price per share of CD Common Stock under each converted option will be equal to the exercise price per share of Trendwest common stock under the original option divided by the same exchange ratio which is used to determine the merger consideration, but that exercise price will be rounded up to the nearest cent. Except as set forth above, the other provisions of the converted option will remain unchanged.

Effective at or prior to the effective time of the merger, Trendwest will take all actions necessary to terminate the 1999 Employee Stock Purchase Plan and will take all steps to refund, without interest, to you, if you are a participant, any amounts it withheld from your compensation under an enrollment agreement under the 1999 Employee Stock Purchase Plan to the extent that it has not been used to purchase shares of Trendwest Common stock on an ending date (as defined in the plan).

Board of Directors and Officers of the Surviving Company

After the closing of the stock purchase, Trendwest agreed to use its best efforts to have a number of designees that Cendant designates to be elected or appointed to the Trendwest board of directors equal to the product of the percentage of shares of Trendwest common stock that we own and the number of directors (after giving effect of adding our designees). Immediately following the stock purchase, William F. Peare, Jeffrey P. Sites, Jerol E. Andres, Douglas P. Kintzinger and Roderick C. Wendt resigned as members of Trendwest’s board of directors, and Trendwest’s remaining directors elected James E. Buckman, Stephen P. Holmes, Samuel L. Katz, and Kevin M. Sheehan, each a designee of Cendant, to fill the resulting vacancies on Trendwest’s board of directors.

After the merger, the directors of Merger Sub will be the directors of Trendwest. After the merger, the officers of Trendwest will continue to serve in their respective offices until their successors are elected or appointed or until their resignations or removal.

Representations and Warranties

Representations and Warranties by Trendwest

The merger agreement, including schedules thereto, contains a number of representations and warranties by Trendwest. Some of the most significant of these include:

•	that the board of directors of Trendwest:

•
determined that the merger agreement, the stock option agreement, the merger and the other transactions contemplated by those agreements, are advisable and fair to and in the best interests of the shareholders of Trendwest,

•
duly and validly approved and took all corporate action required to be taken to authorize the merger agreement, the stock option agreement and the consummation of the merger and the other transactions contemplated by those agreements,

•
unanimously resolved to recommend that the shareholders of Trendwest approve the merger agreement, the stock option agreement, the merger and the other transactions contemplated by those agreements if a meeting of the Trendwest shareholders is required to be held in accordance with applicable law in order to approve the merger, and

•
duly and validly amended Trendwest’s bylaws to provide that Trendwest, Cendant, Merger Sub, the merger agreement, the stock option agreement, the stock purchase agreement and the transactions contemplated by those agreements are not subject to the State of Oregon’s “control share statute,” Sections 60.801 through 60.810 of the Oregon Revised Statutes and approved the foregoing for purposes of the State of Oregon’s “business combination statute,” Section 60.825 through 60.845;

•
the receipt by Trendwest of the written opinion of its financial advisor, Banc of America Securities, that the exchange ratio formula set forth in the merger agreement used to determine the number of shares to be received in the merger by the holders of Trendwest common stock in the merger, other than JELD-WEN and the other shareholders selling their common stock under the stock purchase agreement, is fair to such holders of Trendwest common stock from a financial point of view;

•
the receipt by the special committee of the board of directors of the written opinion of its financial advisor, Houlihan Lokey Howard & Zukin, dated March 28, 2002, that the consideration to be received by the holders of Trendwest common stock in the merger, other than JELD-WEN and certain JELD-WEN affiliates, is fair to such holders of Trendwest common stock from a financial point of view;

•	the absence of conflicts, violations, breaches, defaults, creation of liens or consents of, or on, organizational documents, properties, loans, leases, contracts or other agreements of Trendwest;

•	Trendwest’s capital structure;

•	the compliance of documents filed with the SEC and the Australian Securities Investment Commission since December 31, 1998 and the accuracy of financial statements included in those documents;

•	the compliance with generally accepted accounting principles for Trendwest, its subsidiaries (including unconsolidated subsidiaries) and the Clubs;

•	Trendwest’s, its subsidiaries’ and the Clubs’ compliance with or its absence of liability under certain tax, labor, employee benefit and environmental laws and matters;

•	the absence of any “material adverse effect” with respect to Trendwest and its subsidiaries or the Clubs since December 31, 2001;

•	the conduct of Trendwest’s and its subsidiaries’ business in all material respects only in the ordinary course of business since December 31, 2001;

•	the existence of any undisclosed liabilities of Trendwest, its subsidiaries and the Clubs;

•	the absence of pending or threatened litigation against or involving Trendwest, its subsidiaries or the Clubs;

•	Trendwest’s, its subsidiaries’ and the Clubs’ title to owned real property and rights in leased real property;

•	the validity and binding nature of any material contract and the absence of any default under those contracts;

•
industry specific representations and warranties with respect to vacation ownership interests and the laws regulating them, timeshare registrations, debt instruments, resorts, homeowner and condominium associations, vacation credits and the Clubs;

•	Trendwest’s disclosure of any affiliated transactions; and

•	the clubs’ operation in accordance with its governing documents.

Representations and Warranties by JELD-WEN

The merger agreement contains certain customary representations and warranties by JELD-WEN in its capacity as a party to the merger agreement.

Representations and Warranties by Cendant and Merger Sub

The merger agreement contains certain customary representations and warranties by Cendant and Merger Sub in their capacities as parties to the merger agreement.

Definition of Material Adverse Effect

Under the terms of the merger agreement, a material adverse effect on Trendwest is defined to mean any change, event, development or circumstance which, individually or taken together, would be reasonably expected:

•
to have a materially adverse effect, either in the short term or in the long term, on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Trendwest and its subsidiaries (including for such purposes the clubs), taken as a whole;

•	to impair in any material respect the ability of Trendwest to perform its obligations under the merger agreement or the stock option agreement; or

•
to have a materially adverse effect on or prevent or materially delay the consummation of any of the transactions contemplated by the merger agreement, the stock purchase agreement and the stock option agreement.

However, with respect to the first above bullet, any adverse effect resulting primarily from the following is to be disregarded in determining whether there has been a material adverse effect on Trendwest:

•	changes in the United States economy generally which do not disproportionately affect Trendwest in any material respect; or

•	changes in the timeshare industry generally which do not disproportionately affect Trendwest in any material respect.

However, under the terms of the merger agreement, with respect to the two bullets directly above, changes resulting from the commencement or material worsening of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Australia or from any terrorist activities, and changes in any of certain laws applicable to the timeshare business shall not be disregarded.

Conduct of Business Pending Completion of the Stock Purchase

Subject to certain exceptions, including the written consent of Cendant, prior to the completion of the stock purchase, Trendwest agreed to, and to cause its subsidiaries to, do the following:

•	conduct its operations in the ordinary course of business consistent with past practice; and

•
use its reasonable best efforts to preserve its present business organization intact and maintain satisfactory relations with customers, employees, contractors, regulators and others having business dealings with it.

Trendwest also agreed to certain customary restrictions on its and its subsidiaries operations pending completion of the stock purchase. Some of the most significant of these included:

•
except for borrowing under certain material contracts and additional borrowings less than $15 million from a recognized financial institution not involving the financing of its sale of vacation credits, assume, not to guarantee, endorse or otherwise become liable or responsible for the obligations of any other person, or make any loans, advances or capital contributions to, or investments in, any other person;

•
not to issue, sell, grant pursuant to any employee benefit plan, pledge, encumber, subject to certain liens or dispose of, split, combine or reclassify or redeem, purchase or otherwise acquire any shares in Trendwest or any of its subsidiaries or effect any change in the issued and outstanding capitalization of Trendwest or any of its subsidiaries, except for shares of Trendwest common stock issued prior to the closing of the merger upon the exercise of employee options outstanding on the date of the merger agreement or in the ordinary course of business pursuant to rights granted under the employee stock purchase plan;

•
not declare, set aside or pay any dividend or make any distribution of any assets to any of its shareholders, or discharge or cancel any indebtedness, other than the MountainStar redemption as described below;

•
not sell, lease, encumber or otherwise dispose of any of its assets, except for sales to consumers of vacation credits in the ordinary course of business consistent with past practice, dispositions of tangible personal property in the ordinary course of business consistent with past practice and the disposition of MountainStar;

•
not enter into any contract for the purchase or lease of any assets or make any capital expenditures or commitments involving the expenditure of more than $500,000, merge or consolidate with, purchase all or any substantial part of the assets of, or otherwise acquire any other entity, or enter into any contract obligating Trendwest to spend more than $100,000, on a one time or annual basis, that is not terminable without cost upon sixty days’ notice other than certain marketing contracts;

•
not make any change in the compensation or benefits payable or to become payable to any of its officers, directors, employees, agents or consultants, other than increases in wages to employees who are not directors, officers or affiliates, in the ordinary course of business consistent with past practice, not exceeding $10,000 each year for any individual employee, agent or consultant and $250,000 each year in the aggregate, or to persons providing management services;

•
not permit any insurance policy obtained for the purpose of protecting and insuring against any material loss or exposure and naming it or one of its subsidiaries as a beneficiary or a loss payee to be cancelled or terminated without notice to Cendant;

•	take any action to change accounting policies procedures or practices, except as required by a change in GAAP, SEC position or applicable law;

•
not settle or compromise any tax liability, agree to any adjustment of any tax attribute, make or change any election with respect to taxes, surrender any right to claim a refund of taxes, consent to any extension or waiver of the statute of limitation period applicable to any taxes, tax returns or tax claims, file any amended tax return, or enter into any closing agreement;

•
not pay, discharge or satisfy any claims or liabilities, whether absolute, accrued or unaccrued, contingent, determined, determinable or otherwise, other than in the ordinary course of business consistent with past practice or in an amount not exceeding any reserve established in respect of such claim in the balance sheet of Trendwest;

•	not enter into any agreement containing any provision or covenant limiting in any respect its ability to engage in its business or compete anywhere in the world;

•
except in accordance with previous construction contracts and applicable laws or in the ordinary course of business consistent with past practice, not take any actions with respect to the development of the real property which Trendwest or any of its subsidiaries owns; and

•
not approve or request changes to those previous construction contracts that result in a change which violates a governmental requirement or lease, would reasonably be expected to reduce the overall scope, quality, character or amenities of the parcel of real property, increases construction costs for such project by more than one per cent of the project cost, reduces the number of units or vacation credits to be allocated to such parcel of real property after conveyance to either of the clubs or extends the completion date for any parcel more than thirty days beyond the date indicated on the applicable construction schedule.

No Solicitation

The merger agreement provides that, except as set forth below in this section, from and after the date of the merger agreement and prior to the completion of the stock purchase, neither Trendwest and its subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants or other agents shall, directly or indirectly:

•	initiate, solicit or encourage or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to an acquisition proposal;

•	enter into any agreement regarding an acquisition proposal;

•
participate in negotiations or discussions with, or provide any information or data to, any person, other than Cendant, Merger Sub or any of their respective affiliates or representatives, regarding any acquisition proposal; or

•	make or authorize any statement, recommendation or solicitation in support of any acquisition proposal, or otherwise encourage any effort or attempt by any person to do or seek any of the foregoing.

The merger agreement also provides that upon the execution of the merger agreement, Trendwest was required to immediately cease and cause to be terminated all existing discussions, negotiations and communications with any persons with respect to any acquisition proposal.

Trendwest also agreed to promptly, and in any event within twenty-four hours following receipt by Trendwest or any of its representatives of a superior proposal or any inquiry or expression of interest relating to an acquisition proposal or acquisition proposal interest and prior to providing any party from whom a superior proposal has been received with any material non-public information, notify Cendant and JELD-WEN of the receipt of the same. Trendwest also agreed to promptly provide to Cendant any material non-public information regarding Trendwest provided to any other party which was not previously provided to Cendant, such additional information to be provided no later than the date of provision of such information to the other party.

In addition, the merger agreement provides that, except as otherwise provided in the merger agreement, the Trendwest board of directors will not:

•
withdraw or modify, or propose to withdraw or modify, in a manner adverse to Cendant or to Merger Sub, the approval or recommendation by the Trendwest board of directors or any such committee of the merger agreement, the merger or take any action or make any statement inconsistent with such approval;

•	approve or recommend, or propose to approve or recommend, any acquisition proposal; or

•	enter into any letter of intent, agreement in principle or agreement with respect to any acquisition proposal.

Notwithstanding the above, prior to the stock purchase closing, Trendwest’s board of directors, to the extent that it may have determined in good faith, after consultation with independent outside counsel, that the failure to do so would be inconsistent with the board’s fiduciary duties to the Trendwest’s shareholders under applicable law, could have taken any of the actions in the first two bullets above. Trendwest could have done so at a time that was after the third business day following Trendwest’s delivery to Cendant of written notice advising Cendant that Trendwest’s board of directors had determined that it had received a superior proposal, specifying the material terms and conditions of that superior proposal, identifying the person making that superior proposal and indicating that it intended to take such action and if, during that three business day period, Trendwest and its advisors had negotiated in good faith with Cendant to make adjustments in the terms and conditions of the merger agreement so that that acquisition proposal no longer constituted a superior proposal. The taking of that action would not have changed the approval of Trendwest’s board of directors for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the merger agreement, the stock option agreement and the stock purchase agreement.

Notwithstanding anything in the merger agreement to the contrary nothing prohibits:

•
Trendwest or Trendwest’s board of directors from taking and disclosing to Trendwest’s shareholders a position contemplated by Rule 14e-2 promulgated under the Securities Exchange Act of 1934, as amended; or

•
any disclosure if, in the good faith judgment of the Trendwest board of directors, after consultation with outside counsel, failure to do so would be inconsistent with the board’s fiduciary duties to Trendwest’s shareholders under applicable law.

The term “superior proposal” means any acquisition proposal that is not conditioned upon the ability to obtain financing:

•	which is for all, but not less than all, of the issued and outstanding shares of Trendwest common stock or one hundred percent of the consolidated assets of Trendwest and

•	which the Trendwest board of directors determines in good faith, after consultation with a nationally recognized investment banking firm, is:

•
superior to Trendwest’s shareholders from a financial point of view and, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal, and the conditions for completion of such proposal, a more favorable transaction than the merger; and

•	reasonably likely to be completed.

Trendwest agreed to promptly notify Cendant, Merger Sub and JELD-WEN if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with Trendwest or any of its subsidiaries or any of their respective representatives, in each case in connection with any acquisition proposal or the possibility or consideration of making an acquisition proposal indicating, in connection with such notice, the name of the person indicating such acquisition proposal interest and the material terms and conditions of any proposals or offers. Trendwest agreed that it shall keep Cendant, Merger Sub and JELD-WEN informed, on a current basis, of the status and terms of any acquisition proposal interest.

The term “acquisition proposal” means:

•	any tender or exchange offer involving Trendwest or any of its subsidiaries;

•	any proposal for a merger, consolidation or other business combination involving Trendwest or any of its subsidiaries;

•
any proposal or offer to acquire in any manner an interest in excess of fifteen percent of the outstanding equity securities, or a substantial portion of the business or assets of, Trendwest or any of its subsidiaries, other than assets or inventory in the ordinary course of business or assets held for sale;

•	any proposal or offer with respect to any recapitalization or restructuring with respect to Trendwest or any of its subsidiaries; or

•
any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to Trendwest or any of its subsidiaries other than pursuant to the transactions contemplated by the merger agreement and the stock purchase agreement.

Additional Covenants

Access to Information

Trendwest agreed to electronically link its financial reporting system to Cendant’s financial reporting system. Cendant agreed that the information retrieved from Trendwest’s financial reporting system will not be made available to persons who are directly involved in pricing or any other competitive activity at Cendant or any subsidiary of Cendant. Cendant agreed that it will not use such information other than for purposes of assessing the financial condition of Trendwest for purposes of the transactions contemplated by the merger agreement, the stock option agreement and the stock purchase agreement, and will not share, provide or sell the information to any third party or use the information in any manner that could reasonably be considered a restraint on competition or result in a violation of any applicable laws.

Indemnification and Insurance

Under the merger agreement, Cendant has agreed to cause the surviving company to maintain in effect for six years after the closing of the merger, indemnify, defend and hold harmless the officers and directors of Trendwest and its subsidiaries against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in certain settlements) arising out of actions or omissions solely in those capacities occurring at or prior to the closing of the merger to the fullest extent permissible under applicable provisions of the Oregon Business Corporation Act, the terms of Trendwest’s articles of incorporation or bylaws, or under any agreements as in effect at March 30, 2002. Also, any claims made within that six year period, all rights to indemnification will continue until the disposition of those claims.

The merger agreement also provides that Cendant or Merger Sub shall maintain Trendwest’s existing officers’ and directors’ liability insurance for a period of not less than three years after the closing of the merger. However, Trendwest agreed that Cendant may substitute in place of the earlier policies, policies of substantially equivalent coverage and amounts containing terms, taken as a whole, no less favorable to those directors or officers. Cendant also agreed that if the existing directors’ and officers’ insurance expires or is terminated or cancelled during the period, then Cendant or Merger Sub will use reasonable best efforts to obtain substantially similar insurance. But Trendwest agreed that in no event will Cendant be required to pay aggregate premiums for insurance in excess of two hundred percent of the premium which was paid by Trendwest in 2001 or in 2002, before March 30, 2002, whichever is greater, for such purpose. Finally, Trendwest agreed that if Cendant or Merger Sub is unable to obtain the amount of insurance required by these terms, they only need obtain as much insurance as can be obtained for an annual premium not in excess of that sum.

Certain Other Matters

The merger agreement contains Trendwest’s agreements to file all tax returns, with certain exceptions, and pay all taxes payable in accordance with such returns. The merger agreement also contains Trendwest’s agreement to obtain from a credit bureau credit scores for the notes receivables it owns.

The merger agreement also contains Trendwest’s agreement to have filed prior to the completion of the stock purchase its Form 10-Q for the period ended March 31, 2002, with Cendant being reasonably satisfied that the financial information in the Form 10-Q is presented in accordance with accounting principles generally accepted in the United States of America.

Benefit Plans

The merger agreement generally provides that following the closing of the merger, Cendant will continue to provide eligible employees of Trendwest employee benefits on terms no less favorable overall to those provided by Trendwest. With respect to those Cendant employee benefit plans in which Cendant, in its sole discretion, determines that Trendwest employees may participate after the stock purchase, Cendant and the surviving company have agreed to credit prior service with Trendwest or any of its subsidiaries, as applicable, for purposes of eligibility and vesting under those plans to the extent that such service was recognized under the analogous Trendwest plans, but Cendant did not agree to necessarily credit that service to the extent it would result in a duplication of benefits. The surviving company agreed to honor certain Trendwest employee benefit plans, but it did not agree to honor those plans for which Trendwest employees and directors are not the sole participants or those plans which are not solely sponsored by Trendwest.

JELD-WEN agreed to continue until December 31, 2002 to provide (or cause to be provided) to Trendwest’s employees a number of the employee benefits currently being provided by JELD-WEN, with JELD-WEN to charge Trendwest its actual direct costs for the provision of such benefits plus administrative fees of $22.50 per month per employee.

Non-solicitation and No-hire

JELD-WEN agreed that until the fourth anniversary of the stock purchase, it will not solicit any Trendwest employees or hire any person who was an employee of Trendwest at any time within four months of JELD-WEN’s hiring. JELD-WEN also agreed that until the second anniversary of the stock purchase it will not hire was an employee of Trendwest on the date of the merger agreement. Cendant agreed to the same terms with regard to employees of the MountainStar development project.

MountainStar

MountainStar Redemption

JELD-WEN agreed to acquire from Trendwest, immediately prior to the stock purchase (but only if the stock purchase occurred), the MountainStar development project, in exchange for a number of its shares of Trendwest common stock. JELD-WEN and Trendwest entered into a conditional stock redemption agreement to formalize JELD-WEN’s agreement to effect the MountainStar redemption set forth in the Merger Agreement. The purchase price was to equal the net book value of MountainStar, calculated as the sum of:

•	the amount reflected as total assets on a particular MountainStar balance sheet as of the date of the redemption;

•	plus the amount of any transfer taxes that may be payable in connection with the transfer;

•	minus the amount of certain outstanding debt and certain liabilities as of the date of the redemption.

The approximately 1.8 million shares redeemed in payment of the purchase price equaled the purchase price divided by $24.00.

Cancellation of MountainStar Redemption

The MountainStar redemption is subject to cancellation in the event that the closing price of CD Common Stock on the merger closing date is less than ten dollars ($10.00) and JELD-WEN and Trendwest shall be returned to their respective positions immediately before the MountainStar redemption as if such MountainStar redemption had never occurred, and the redeemed shares shall be purchased by Merger Sub prior to the merger in accordance with the stock purchase agreement, as described more fully under “Stock Purchase Agreement.”

Timeshare Development Rights

JELD-WEN agreed that after the MountainStar redemption, Trendwest will have the exclusive right to develop, market and sell timeshare interests. JELD-WEN also agreed that Trendwest will have a right of first offer with respect to being the developer, marketer and seller of fractional timeshare interests priced below $60,000 to be developed, marketed or sold at MountainStar. For these purposes, timeshare interests are defined in terms of vacation ownership interests of less than four weeks duration, and fractional interests are defined in terms of vacation ownership interests of four weeks or less duration and $60,000 or less in price. In order not to forfeit its exclusive right to develop timeshare interests at MountainStar, Trendwest must, subject to certain conditions, commit to purchasing 200 timeshare “pads,” meaning land sufficient to build 200 units, at MountainStar, and further to completing construction of 200 units in accordance with a schedule, again, subject to certain conditions.

JELD-WEN Non-competition Provision

The merger agreement contains the agreements of Richard Wendt, Roderick Wendt and JELD-WEN that for a period of five years, except as expressly permitted at MountainStar, Eagle Crest and Running Y, none of them will, directly or indirectly, engage or invest in, own, manage, operate, finance or control, anywhere in the United States, western Canada or Australia, in any business whose activities or products compete with the timeshare business of Trendwest. For these purposes, the timeshare business is comprised of the development, construction, marketing and/or sales of any product entitling the possessor thereof to less than four weeks of ownership rights in respect of any real estate and any product priced at less than $60,000 entitling the possessor thereof to four weeks or less of ownership rights in respect of any real estate.

JELD-WEN Indemnification Provision

JELD-WEN agreed to indemnify, defend and hold harmless Cendant, Merger Sub, Trendwest and their respective representatives, shareholders or stockholders, controlling persons, and affiliates and any of their successors or assigns for, and to pay to those entities the amount of, any loss, liability, claim, damage, judgment, settlement and expense, including interest and penalties recovered by a third party, and reasonable attorneys’, consultants’ and accountants’ fees and expenses incurred in the investigation and defense or in asserting, preserving or enforcing any of the rights under these indemnification provisions or certain tax matters, whether or not involving a third-party claim, directly or indirectly resulting from, arising out of or incurred in connection with:

•	certain tax-related matters;

•	any breach by JELD-WEN of any of its covenants or obligations contained in the merger agreement;

•	until March 30, 2004, any and all damages incurred by Cendant or the surviving company or any of their respective subsidiaries arising under or relating to:

•
any employee benefit plan sponsored or maintained by JELD-WEN or any of its subsidiaries other than Trendwest and its subsidiaries other than damages arising under certain employee benefit plans that are extended to employees of Trendwest by JELD-WEN; or

•
the participation of any employee, officer or director of Trendwest or any of its subsidiaries, including for these purposes the clubs, prior to the stock purchase in any of those employee benefit plans;

•	until March 30, 2005, certain environmental matters;

•	under certain circumstances, claims relating to the MountainStar development; and

•	certain litigation matters.

The parties agreed that the remedies described here are not exclusive of or limit any other remedies that may be available to Cendant or the other indemnified parties.

JELD-WEN agreed to irrevocably waive any and all right of recourse against Trendwest, its subsidiaries and WorldMark with respect to any representation, warranty, indemnity or other agreement or action made in the merger agreement. It also agreed that it will not be entitled to any contribution from, subrogation to or recovery against Trendwest, any of its subsidiaries or WorldMark with respect to the liability of JELD-WEN that may arise under the merger agreement.

There is no limitation on the amount of indemnifiable damages for which JELD-WEN may be responsible under its indemnification obligations, except that JELD-WEN’s obligations with respect to certain of the tax matters for which it is responsible are subject to a $1,000,000 deductible.

Conditions to the Merger

The completion of the merger depends upon meeting a number of conditions including the following:

•	if required by applicable law, approval of the merger by the shareholders of Trendwest;

•
the registration statement under this prospectus having become effective under the Securities Act and no stop order or proceedings seeking a stop order having been entered by or pending before the SEC;

•	the shares of CD Common Stock having been approved for listing on the NYSE;

•
no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition being in effect restraining or prohibiting the consummation of the merger; and

•
at least a majority of the then outstanding shares of Trendwest common stock having been purchased by Merger Sub pursuant to the stock purchase agreement. Completion of the stock purchase is subject, in turn, to the satisfaction of other conditions described below under “Stock Purchase Agreement.”

Termination of the Merger Agreement

The merger agreement may not be terminated.

THE STOCK PURCHASE AGREEMENT

The following is a summary of the material terms of the stock purchase agreement, and is qualified by reference to the complete text of the agreement, which is incorporated by reference and attached to this prospectus as Annex B. You should read the stock purchase agreement carefully and in its entirety.

In connection with the merger agreement, JELD-WEN and certain other shareholders of Trendwest entered in a stock purchase agreement with Cendant and the Merger Sub. At March 30, 2002, JELD-WEN and such shareholders of Trendwest beneficially owned 34,625,361 outstanding shares of Trendwest common stock. These shares represented approximately 91% of the total issued and outstanding shares of Trendwest common stock at March 30, 2002.

Under the terms of the stock purchase agreement, on April 30, 2002, the stock purchase closing date, each seller under the stock purchase agreement, known as the selling shareholders, sold to Merger Sub all of such selling shareholder’s rights, title and interests in and to all of the shares of Trendwest common stock beneficially owned by such selling shareholder on that date. JELD-WEN’s holdings were reduced by the approximately 1.8 million of shares redeemed in connection with the MountainStar redemption. The shares of CD common stock were issued to the selling shareholders pursuant to an exemption from the registration requirements of US federal securities laws.

Stock Purchase Consideration

The purchase price to be paid by Merger Sub for each share of Trendwest common stock was a number of shares of CD Common Stock (rounded to the nearest thousandth of a share) equal to the JELD-WEN exchange ratio (this ratio is different than the exchange ratio determined for purposes of establishing the merger consideration described above). The JELD-WEN exchange ratio was determined by dividing $24.00 by the average Cendant stock purchase trading price, subject to the following collar and other terms.

•	In the event the ratio calculated was greater than 1.4861, then the exchange ratio would be 1.4861.

•	In the event the ratio calculated was less than 1.2973, then the exchange ratio would be 1.2973.

•
In the event that the exchange ratio determined for purposes of establishing the merger consideration was not the JELD-WEN exchange ratio, then the sellers under the stock purchase agreement, other than JELD-WEN, would receive, pursuant to the stock purchase agreement, at the time of the closing of the merger, an additional number of shares of CD Common Stock equal to the product of:

•	the exchange ratio determined for purposes of establishing the merger consideration minus the majority shareholder exchange ratio, and

•	the number of shares that that seller is selling.

•
In the event that the exchange ratio determined for purposes of establishing the merger consideration was the quotient of $20.062 divided by the average Cendant merger trading price, then the sellers under the stock purchase agreement, other than JELD-WEN, would receive, pursuant to the stock purchase agreement, at the time of the closing of the merger, an additional number of shares of CD Common Stock equal to the product of:

•	the exchange ratio determined for purposes of establishing the merger consideration minus the majority shareholder exchange ratio, and

•	the number of shares that that seller is selling.

The average Cendant stock purchase trading price equaled the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of CD Common Stock reported on the New York Stock Exchange Composite Tape for the ten consecutive NYSE trading days ending on (and including) the second trading day immediately prior to, and excluding the date that the stock purchase occurred. The JELD-WEN exchange ratio on April 26, 2002, the second trading day immediately prior to and excluding the date of the stock purchase, was determined to be 1.2973. Since the merger exchange ratio, 1.3074, is greater than 1.2973, the selling shareholders other than JELD-WEN will receive at the merger closing additional shares so that they end up receiving for their shares of Trendwest common stock the same exchange ratio as is received by the Trendwest shareholders in the merger.

In the event that the closing price of CD Common Stock on the NYSE on the merger closing date is less than ten dollars, then the MountainStar redemption shall be cancelled. In the event that such cancellation occurs, Cendant shall issue to JELD-WEN, pursuant to the stock purchase agreement, immediately prior to the merger, a number of shares of CD Common Stock equal to the product of (i) the redeemed shares multiplied by (ii) the JELD-WEN exchange ratio. Redeemed shares shall mean the number of shares of Trendwest common stock that would have been redeemed by Trendwest in connection with the MountainStar redemption.

Non-Solicitation

Each selling shareholder agreed to notify Cendant if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued in connection with any acquisition proposal or the possibility or consideration of making an acquisition proposal. Each selling shareholder agreed to cease discussions, negotiations and communications with any persons with respect to any acquisition proposal. Each selling shareholder also agreed to non-solicitation covenants substantially the same as those agreed to by Trendwest in the merger agreement without the exceptions to these obligations provided to Trendwest in the case of superior proposals. See “Merger Agreement—Non-Solicitation.”

Restrictions on Transfer

JELD-WEN agreed that until the first anniversary of the stock purchase closing date, JELD-WEN would not cause any transfer of any shares of CD Common Stock beneficially owned by JELD-WEN, provided, that, during the period from and after the stock purchase closing date and ending on the first anniversary of the stock purchase closing date, JELD-WEN may transfer up to, but not more than, thirty percent of the number of shares of CD Common Stock that JELD-WEN acquired pursuant to the stock purchase agreement. During this period JELD-WEN may pledge the other seventy percent of the number of shares of CD Common Stock that JELD-WEN acquired pursuant to the stock purchase agreement as collateral for a loan of money under certain circumstances.

Restrictions on Sales

Under the stock purchase agreement, JELD-WEN agreed that, until the first anniversary of the stock purchase closing date, it would not, effect, directly or indirectly, any “short sales” (as defined in Rule 3b-3 of the Securities Exchange Act of 1934, as amended) of CD Common Stock or any securities convertible, exercisable or exchangeable, directly or indirectly and with or without consideration, into any CD Common Stock or engage in any sale, exchange, transfer, distribution, redemption or other transactions or use any puts, calls, or other derivatives directly involving any CD Common Stock or convertible securities to reduce in any way selling shareholder’s risk of ownership of CD Common Stock, subject to certain carve-outs.

Conditions to Closing of the Stock Purchase

The conditions to closing of each party under the stock purchase agreement were subject to the satisfaction of the following conditions, unless waived by Merger Sub and JELD-WEN in writing:

•
no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction or other legal restraint or prohibition will be in effect restraining or prohibiting the consummation of the any of the transactions under the merger agreement, stock purchase agreement or stock option agreement or the effective operation of the business of Trendwest and its subsidiaries after the stock purchase closing date;

•
no change in laws after the execution of the stock purchase agreement that would prevent the stock purchase and merger from qualifying as an integrated transaction that is a reorganization within the meaning of Section 368(a) of the Code.

The conditions to closing of Cendant under the stock purchase agreement were subject to the satisfaction of the following conditions, which conditions were either satisfied or waived in writing:

•
each of Trendwest and JELD-WEN shall have performed and complied in all material respects with its obligations under the merger agreement required to be performed by it at or prior to the stock purchase closing date;

•	the MountainStar redemption, see “MountainStar Redemption,” page 59, shall have occurred;

•	a number of individuals shall have resigned as directors of WorldMark, and shall have been replaced with our designees;

•	the representations and warranties of Trendwest and JELD-WEN set forth in the merger agreement shall be true and correct, subject to certain materiality standards;

•	Cendant shall have received a certain certificate signed by the chief executive officer and chief financial officer;

•
there shall not have occurred any Trendwest material adverse effect or any similar material adverse effect with respect to the Clubs, see “Merger Agreement – Definition Material Adverse Effect,” page 54;

•
no action, suit, proceeding, investigation or inquiry shall have been instituted, or shall be pending or threatened, by a governmental authority seeking to restrain in any material respect to prohibit the consummation of the transactions contemplated by the stock purchase agreement or any of the other transactions under the merger agreement or the stock option agreement, including the merger, seeking to prohibit or materially limit the ownership or operation by the Trendwest, Cendant or any of Cendant’s subsidiaries of any material portion of any business or of any assets of the Trendwest or its subsidiaries or of Cendant or of any of Cendant’s subsidiaries or which would be reasonably likely to materially adversely affect the aggregate economic benefits of the transactions under the stock purchase agreement, the merger agreement or the stock option agreement, taken as a whole, to Cendant or the surviving company or any of the businesses they operate;

•
all consents, orders or approvals of, declarations or filings with any governmental authority or third party listed in the stock purchase agreement shall have been obtained and in effect and no condition or requirement shall have been imposed by any governmental authority in connection with any approval, or exemption, required of them in connection with the transactions contemplated by the stock purchase agreement, the stock option agreement or the merger agreement which, either alone or together with all such other conditions or requirements, requires Trendwest or its subsidiaries, including the Clubs, to be operated in a manner which is materially different from industry standards in effect or which is different in any material respect from the manner in which Trendwest, including the clubs, conducts its operations on the date of the stock purchase agreement or would have a company material adverse effect, as such term is defined in the stock purchase agreement;

•	approval of the Commonwealth of Australia under the Foreign Acquisition and Takeovers Act 1975(th) shall have been obtained;

•
Trendwest Resorts South Pacific Limited, referred to in this prospectus as TRSP, shall have demonstrated to the reasonable satisfaction of Cendant that its current Dealer’s License No. 193164 issued by the Australia Securities and Investment Commission permits the selling activities currently undertaken by TRSP in Australia, TRSP shall have obtained changes in the conditions of such Dealer’s License enabling it to provide investment advice or TRSP shall have obtained a license under the Australian Financial Services Reform Act to provide financial product advice;

•
Trendwest shall have received an owner’s policy of title insurance (or an equivalent in the jurisdiction in which any parcel of certain owned real property is located) with respect to each parcel of such owned real property located in the United States by First American Title Company, which must meet certain conditions;

•	each of JELD-WEN and the other selling shareholders shall have performed and complied in all material respects with its obligations under the stock purchase agreement;

•	the representations and warranties of each of JELD-WEN and the other selling shareholders shall be true and correct;

•	Merger Sub shall have received certificates signed by each of JELD-WEN and the other selling shareholders;

•	each selling shareholder shall have made certain deliveries required by the stock purchase agreement.

The obligations of selling shareholders under the stock purchase agreement were subject to the satisfaction or waiver of the following conditions, unless waived by JELD-WEN in writing:

•	Cendant and Merger Sub shall have performed and complied in all material respects with their respective obligations under the merger agreement;

•
the representations and warranties of Cendant and Merger Sub set forth in the merger agreement that are qualified as to materiality shall be true and correct, subject to certain materiality conditions;

•	Trendwest and JELD-WEN shall have received a certificate signed by an executive officer of Cendant;

•
there shall not have occurred any Cendant material adverse effect. Cendant material adverse effect shall mean any change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected to have a materially adverse effect, either in the short term or in the long term, on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Cendant and its subsidiaries, taken as a whole, subject to certain exceptions;

•	Cendant and Merger Sub shall have performed and complied in all material respects with its obligations under the merger agreement required to be performed by it;

•	the representations and warranties of Cendant and Merger Sub contained in the stock purchase agreement shall be true and correct in all material respects.

Termination of the Stock Purchase Agreement

The stock purchase agreement could have been terminated and the transactions contemplated thereby may be abandoned at any time prior to the stock purchase closing:

•	by mutual written consent of Cendant and JELD-WEN; or

•	by either Cendant or JELD-WEN,

•
if a governmental authority had issued a non-appealable final order, decree or ruling or taken any other non-appealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the stock purchase or the merger; or

•
if there had been a breach by Trendwest or JELD-WEN, on the one hand, or by Cendant, on the other hand, of any one or more representations or warranties or covenants or agreements set forth in the merger agreement, which breach shall result in any condition not being satisfied; or

•	if the stock purchase had not been consummated on or prior to July 15, 2002; or

•	by Cendant, if there had been a breach by any of JELD-WEN and certain of the selling shareholders of their obligations under the stock purchase agreement;

•	by JELD-WEN, if there shall have been a breach by Cendant or Merger Sub of any of the representations, warranties, covenants or agreements set forth in the stock purchase agreement;

•	by JELD-WEN, if the stock purchase average trading price is less than $13.50 per share;

•	by Cendant, if a change in the Trendwest board of director recommendation of the merger shall have occurred; or

•	by Cendant, if Trendwest shall have violated or breached certain of is obligations in the merger agreement.

THE STOCK OPTION AGREEMENT

The following is a summary of the material terms of the stock option agreement and is qualified by reference to the complete text of the agreement which is attached as Annex C and incorporated by reference into this prospectus. You should read the stock option agreement in its entirety.

In connection with the merger agreement, Trendwest entered into a stock option agreement with Cendant and Merger Sub. Under the stock option agreement, Trendwest granted to Merger Sub an irrevocable option to purchase newly issued shares of Trendwest common stock, at an exercise price of $24.00 per share, subject to adjustment. In no event will the number of Trendwest shares for which the option is exercisable exceed the number of shares of Trendwest common stock necessary to make certain that Merger Sub will beneficially own not less than 90.5% of the shares of Trendwest common stock on the date of any exercise by Merger Sub of the option. In addition, in no event will the number of Trendwest shares for which the option is exercisable exceed 19.9% of the issued and outstanding shares of Trendwest common stock.

Exercise of the Option

The option may be exercised by Cendant, in whole or in part, at any time or from time to time after April 30, 2002, the date on which Merger Sub purchased pursuant to the stock purchase agreement shares of Trendwest common stock constituting at least 71% of the shares of Trendwest common stock issued and outstanding on the date of purchase.

Termination of the Option

The option will terminate upon the effective time of the merger.

Effect of the Stock Option Agreement and the Stock Purchase Agreement

The stock option agreement is intended to ensure that Merger Sub can own at least 90% of Trendwest’s common stock after completion of the stock purchase and effect the merger pursuant to the Oregon “short-form” merger statute without the requirement of a shareholder meeting or vote to approve the merger agreement.

REGISTRATION RIGHTS AGREEMENT

The following is a summary of the material terms of the registration rights agreement, and is qualified by reference to the complete text of the agreement, which is incorporated by reference and attached to this prospectus as Annex D. You should read the registration rights agreement carefully and in its entirety.

Registration

Cendant agreed in the stock purchase agreement to enter into a registration rights agreement with the selling shareholders to provide for the registration of the shares of CD Common Stock issued to the selling shareholders pursuant to the stock purchase agreement. The registration rights agreement was entered into on the stock purchase closing date.

Under the registration rights agreement, we filed with the SEC a registration statement on Form S-3, so as to permit the offer and subsequent resale by each selling shareholder of CD Common Stock following the effective date of such registration statement. The parties expect this registration statement to be effective at the same time as the registration statement covering shares to be issued in the merger. We will use our commercially reasonable efforts to cause this registration statement to remain effective until the earlier of such time as there are no longer any registered shares outstanding or the second anniversary of the registration rights agreement.

Indemnification

Cendant will indemnify and hold harmless each selling shareholder, such selling shareholder’s directors, officers and partners and each other person, if any, who controls such selling shareholder, subject to certain limitations, for:

•
any untrue statement or alleged untrue statement of any material fact contained in the registration statement, any preliminary, final or summary prospectus included in the registration statement, or any amendment or supplement to the registration statement; and

•	any omission or alleged omission to state in the registration statement a material fact required to be stated therein or necessary to make the statements in the registration statement not misleading.

Each selling shareholder will indemnify and hold harmless Cendant, each of its directors and officers, and each person, if any, who controls Cendant, subject to certain limitations, for:

•
any untrue statement or alleged untrue statement of any material fact contained in the registration statement, any preliminary, final or summary prospectus included in the registration statement, or amendment or supplement to the registration statement; and

•	any omission or alleged omission to state therein a material fact required to be stated in the registration statement or necessary to make the statements in the registration statement not misleading.

Termination

The registration rights agreement shall terminate on the third anniversary of the effective date of the registration rights agreement although the indemnification provisions will survive.

COMPARATIVE RIGHTS OF STOCKHOLDERS

The total number of authorized shares of capital stock of Cendant is 2,510,000,000 shares, consisting of 2,000,000,000 shares of CD Common Stock, 500,000,000 shares of Move.com common stock and 10,000,000 shares of preferred stock. The authorized capital of Trendwest is 100,000,000 shares, consisting of 90,000,000 shares of common stock and 10,000,000 shares of preferred stock.

Cendant is incorporated in the State of Delaware and Trendwest is incorporated in the State of Oregon. Because Trendwest shareholders will hold CD common stock rather than Trendwest common stock after the merger, the rights of the stockholders will be governed by Delaware law and by the Cendant amended and restated certificate of incorporation and the Cendant amended and restated bylaws, rather than by the Trendwest second amended and restated articles of incorporation and the Trendwest amended and restated bylaws.

The following discussion is not intended to be complete and is qualified in its entirety by reference to Trendwest’s restated second amended and restated articles of incorporation, Trendwest’s amended and restated bylaws, Cendant’s amended and restated certificate of incorporation, Cendant’s amended and restated bylaws and applicable provisions of Delaware and Oregon law. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. We urge you to read carefully the relevant provisions of Delaware and Oregon law, as well as the full text of the articles and certificates of incorporation and bylaws of Cendant and Trendwest. Copies of these documents are incorporated by reference into this document and will be sent to you upon request. See “Where You Can Find More Information.”

Power to Call Special Meeting of Stockholders

Under Delaware law, a special meeting of stockholders may be called by the board of directors or any other person as may be provided in the certificate of incorporation or bylaws. The Cendant bylaws provide that special meetings of the stockholders may be called only by the Chairman of the board, the President, or the board of directors pursuant to a resolution approved by a majority of the entire board of directors. Under Oregon law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the articles of incorporation or the bylaws or the holders of at least ten percent of all votes entitled to be cast at such meeting. The Trendwest bylaws provide that a special meeting of stockholders may be called by the President, the board of directors or on demand in writing by shareholders of record holding shares with at least ten percent of the votes entitled to be cast on any matter proposed to be considered at the special meeting.

Stockholder Action Without a Meeting

Under Delaware law, unless otherwise provided in the certificate of incorporation, any action which may be taken at a meeting of the stockholders may be taken without a meeting and without prior notice if a consent in writing is signed by the holders of outstanding shares having at least the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted. The Cendant certificate of incorporation and bylaws require that any action required or permitted to be taken by Cendant stockholders must be effected at a duly called annual or special meeting and may not be effected by any consent in writing. Under Oregon law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the action is taken by all stockholders entitled to vote on the action. The Trendwest bylaws allow any action required or permitted to be taken at a meeting of shareholders to be taken without a meeting if a written consent, or consents, describing the action taken is signed by all of the shareholders entitled to vote on the action and is delivered to the corporation or included in the minutes and filing with the corporate records.

Size of the Board of Directors

Under Delaware law, the number of directors is fixed by the bylaws, unless the certificate of incorporation fixes the number of directors. The Cendant certificate of incorporation and bylaws provide that the number of directors shall be fixed from time to time by the Cendant board but shall not be less than three. Under Oregon law, the number of directors may be fixed in either the articles of incorporation or bylaws. The board of directors or the stockholders of an Oregon corporation may change the authorized number of directors within the minimum and maximum range if the articles of incorporation or bylaws establish a variable range for the size of the board of directors. If the articles of incorporation establish a fixed or variable range, then, after shares are issued, only the stockholders may change the range for the size of the board or change from a fixed or variable-ranged size board by amendment to the corporation’s articles of incorporation. If the bylaws establish a fixed or variable range, then either the board of directors or the stockholders may change the range for the size of the board or change from a fixed or variable range size board by amendment to the corporation’s bylaws in the manner provided in the bylaws unless the number of directors is fixed in the corporation’s articles of incorporation, in which case a change in the number of directors may be made only by amendment to the articles of incorporation. The Trendwest bylaws provide that the board of directors will consist of not less than six members and not more than eleven members.

Classification of Board of Directors

A classified board is one with respect to which a certain number of directors, but not necessarily all, are elected on a rotating basis each year. Delaware law permits, but does not require, a classified board of directors, pursuant to which the directors can be divided into as many as three classes with staggered terms of office, with only one class of directors standing for election each year. The Cendant certificate and bylaws provide for three classes of directors, with each class elected for a term of three years and consisting as nearly as possible of one third of the total number of directors on the Cendant board. At each annual meeting of stockholders, one class of directors is elected for a three-year term, with the members of each class to hold office until their successors are elected and qualified. However, Cendant has submitted to its stockholders at its 2002 meeting a proposal providing for the de-classification of its board.

If there are six or more directors, Oregon law permits, but does not require, an Oregon corporation to provide in its articles of incorporation or bylaws for a classified board of directors, pursuant to which the directors can be divided into up to two or three classes of directors with staggered terms of office, with only one class of directors to stand for election each year. The Trendwest articles provide for the board of directors to be divided into three classes as nearly equal in number as possible.

Special Meetings of the Board of Directors

Under the Cendant bylaws, meetings of Cendant’s board of directors may be called by the Chairman of the Executive Committee, the Chairman of the Board, or the President, or by any officer of the corporation upon the request of a majority of the entire board. Oregon law provides that unless the articles of incorporation or bylaws set forth a longer or shorter period, special meetings of a company’s board of directors must be preceded by at least two days’ notice of the date, time and place of the meeting. The Trendwest bylaws stipulate that special meetings of the board of directors may be called by the President, the Chief Executive Officer or any member of the board of directors. The Trendwest bylaws provide that notice of a special meeting must be given to each director, either by oral or in written notification actually received not less than 24 hours prior to the meeting or by written notice mailed by deposit in the United States mail, first class postage prepaid, addressed to the director at the director’s address appearing on the records of the corporation not less than 72 hours prior to the meeting. Special meetings of the directors may also be held at any time when all members of the board are present and consent to a special meeting.

Removal of Directors

Under Delaware law, any director or the entire board of directors of a corporation that does not have a classified board of directors or cumulative voting may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote at an election of directors. The Cendant certificate and bylaws do provide for a classified board of directors. The Cendant certificate and bylaws provide that any director may be removed from office, without cause, only by an affirmative vote of the holders of eighty-percent of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. Under Oregon law, any director of an Oregon corporation may be removed with or without cause by the stockholders unless the articles of incorporation provide that directors may only be removed for cause. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may vote to remove the director. If cumulative voting is authorized, a director may not be removed if the number of votes cast against such a removal would be sufficient to elect the director under cumulative voting. If cumulative voting is not authorized, a director may be removed only if the number of votes cast to remove the director exceed the votes cast not to remove the director. Furthermore, a director may be removed by the stockholders only at a meeting called for the purpose of removing the director. The Trendwest bylaws provide that the shareholders, at any meeting of the shareholders called expressly for that purpose, may remove any director from office, with or without cause.

Transactions Involving Officers or Directors

An Oregon corporation may loan money to, or guarantee any obligation incurred by, its directors only if either:

•
the loan or guarantee is approved by a majority of the votes represented by the outstanding voting shares of all classes, voting as a single group, excluding the voting shares owned by or voted under the control of the benefited director; or

•
the board of directors and any affected officer determine such loan or guarantee benefits the corporation and the board of directors approves the loan or guarantee or general plan authorizing the loans and guarantees.

With respect to any other contract or transaction between the corporation and one or more of its directors, such transactions are neither void nor voidable if either:

•	the director’s interest is made known to the board of directors, a committee of the board of directors or the stockholders of the corporation, who thereafter approve the transaction; or

•	the contract or transaction is fair to the corporation.

Oregon law does not specifically regulate loans to officers or employees.

Under Delaware law, any corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation, including any officer or employee who is also a director of the corporation, whenever, in the judgment of the directors, such loan, guaranty or assistance may reasonably be expected to benefit the corporation. Furthermore, under Delaware law, contracts or transactions between a corporation and either any of its directors or a second corporation of which a director is also a director, are not void or voidable if either:

•
the material facts as to the transaction and as to the director’s interest are fully disclosed, and either the disinterested directors or a majority of the disinterested stockholders approve or ratify the transaction in good faith; or

•
the person asserting the validity of the contract or transaction sustains the burden of proving that the contract or transaction was just and reasonable as to the corporation at the time it was authorized, approved or ratified.

Limitation of Liability of Directors; Indemnification

Under Oregon law, a corporation’s articles of incorporation may set forth a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for conduct as a director. However, such provisions may not eliminate or limit a director’s liability for:

•	breaches of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•	the payment of unlawful distributions; or

•	any transaction from which the director derived an improper personal benefit.

Under Oregon law, a corporation may, subject to the limitations described below, indemnify a director against liability incurred if the conduct was in good faith, the individual reasonably believed the individual’s conduct was in the best interests of the corporation and, in the case of a criminal proceeding, the individual had no reasonable cause to believe the conduct was unlawful. Under Oregon law, a director may not be indemnified in connection with a proceeding in which the director was found liable to the corporation or in connection with any other proceeding charging improper personal benefit to the director in which the director was found liable on the basis that personal benefit was improperly received. The Trendwest articles contain provisions limiting a director’s liability to the fullest extent permitted by Oregon law. Oregon law provides for mandatory indemnification of officers and directors when the indemnified party is wholly successful on the merits or otherwise in the defense of any proceeding to which the director was a party because of being a director. Officers are entitled to the same mandatory indemnification as are directors under the Oregon Business Corporation Act.

The Cendant certificate eliminates the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permissible under Delaware law. Under Delaware law, such provision may not eliminate or limit director monetary liability for:

•	breaches of the director’s duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or involving intentional misconduct or knowing violations of law;

•	the payment of unlawful dividends or unlawful stock repurchases or redemptions; or

•	transactions in which the director received an improper personal benefit.

Such limitation of liability provisions also may not limit a director’s liability for violation of, or otherwise relieve the company or its directors from the necessity of complying with federal or state securities laws, or affect the availability of nonmonetary remedies such as injunctive relief or rescission.

Delaware law generally permits indemnification of expenses, including attorneys’ fees, actually and reasonably incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of a disinterested quorum of the directors, by independent legal counsel or by a majority vote of a quorum of the stockholders that the person seeking indemnification acted in good faith and in a manner reasonably believed to be in best interests of the corporation. Without court approval, however, no indemnification may be made in respect of any derivative action in which such person is adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation. Delaware law requires indemnification of expenses to the extent the individual being indemnified has successfully defended any action, claim, issue or matter therein, on the merits or otherwise.

Expenses incurred by an officer or director in defending any action may be paid in advance, under Delaware law, if such director or officer undertakes to repay such amounts if it is ultimately determined that he or she is not entitled to indemnification. In addition, Delaware law authorizes a corporation’s purchase of indemnity insurance for the benefit of its officers, directors, employees and agents whether or not the corporation would have the power to indemnify against the liability covered by the policy.

Delaware law also permits a Delaware corporation to provide indemnification in excess of that provided by statute. Delaware law does not require authorizing provisions in the certificate of incorporation. Limitations on indemnification may be imposed by a court based on principles of public policy.

Dividends and Repurchases of Shares

Oregon law permits a corporation, unless otherwise restricted by its articles of incorporation, to make distributions to its stockholders if both of the following factors are satisfied:

•	in the judgment of the directors, the corporation would be able to pay its debts as they come due in the usual course of business; and

•
the corporation’s total assets would at least equal the sum of its total liabilities plus, unless the articles permit otherwise, the amount that would be needed if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution.

The Trendwest articles do not otherwise restrict the ability of its board of directors to make distributions to its stockholders. In addition, Oregon law generally provides that a corporation may redeem or repurchase its shares.

Delaware law permits a corporation to declare and pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year. However, if the amount of capital of the corporation following the declaration and payment of the dividend is less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors may not declare and pay out a dividend from the corporation’s net profits. In addition, Delaware law generally provides that a corporation may redeem or repurchase its shares only if the capital of the corporation is not impaired and such redemption or repurchase would not impair the capital of the corporation.

Approval of Certain Corporate Transactions

Under both Oregon law and Delaware law, with certain exceptions, any merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the corporation’s board of directors and a majority of the outstanding shares entitled to vote.

In addition, Cendant’s certificate contains an approval provisions concerning creditor compromises or arrangements. The provision states that whenever a compromise or arrangement is proposed between this Cendant and its creditors or any class of them and/or between Cendant and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of Cendant or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for Cendant under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of Cendant, as the case may be, and also on Cendant.

Class Voting in Certain Corporate Transactions

Under Delaware law, certain amendments of a corporation’s certificate of incorporation must be approved by a majority of the outstanding shares of each class of stock (without regard to limitations on voting rights). With certain exceptions, any merger or sale of all or substantially all of the assets of a corporation must be approved by the holders of a majority of the outstanding stock of the corporation. Oregon law does not generally require separate class votes of all voting classes in order to approve charter amendments and sales of substantially all the corporate assets. Oregon law, however, provides that all classes of stock, even nonvoting classes of stock, vote on charter amendments, mergers and share exchanges that affect the rights of holders of such class.

Business Combinations/Merger

Under Section 203 of the Delaware General Corporation Law, a Delaware corporation is prohibited from engaging in a business combination with an interested stockholder, as defined below, for three years following the date that such person or entity becomes an interested stockholder. With certain exceptions, an interested stockholder is a person or entity who or which owns, individually or with or through certain other persons or entities, 15% or more of the corporation’s outstanding voting stock, including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only. The three-year moratorium imposed by Section 203 on business combinations of Section 203 does not apply if one or more of the following applies:

•
prior to the date on which such stockholder becomes an interested stockholder, the board of directors of the subject corporation approves either the business combination or the transaction that resulted in the person or entity becoming an interested stockholder;

•
upon consummation of the transaction that made him or her an interested stockholder, the interested stockholder owns at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced, excluding from the 85% calculation shares owned by directors who are also officers of the subject corporation and shares held by employee stock plans that do not give employee participants the right to decide confidentially whether to accept a tender or exchange offer; or

•
on or after the date such person or entity becomes an interested stockholder, the board of directors approves the business combination and it is also approved at a stockholder meeting by 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

In addition to the approval requirements of business combinations under Delaware law, the Cendant certificate of incorporation includes what generally is referred to as a “fair price provision.”

In general, this provision of the Cendant certificate of incorporation provides that a business combination, which is defined to include any of the following:

•
any merger or consolidation of Cendant or any majority-owned subsidiary with (a) any interested stockholder or (b) any other corporation (whether or not itself an interested stockholder) that is, or after such merger or consolidation would be, an affiliate of an interested stockholder;

•
any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any interested stockholder of any assets of Cendant or any majority-owned subsidiary having an aggregate fair market value of $10 million or more;

•
the issuance or transfer by Cendant or any majority-owned subsidiary (in one transaction or series of transactions) of any securities of Cendant or any majority-owned subsidiary to any interested stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $10 million or more;

•	the adoption of any plan or proposal for the liquidation or dissolution of Cendant proposed by or on behalf of any interested stockholder or any affiliate of any interested stockholder; or

•
any reclassification of securities (including any reverse stock split) or recapitalization of Cendant or any merger or consolidation of Cendant with any of its majority-owned subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity security of Cendant or any majority-owned subsidiary that is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder;

requires approval by the affirmative vote of at least 80% of the voting power of the then outstanding shares of capital stock of Cendant entitled to vote generally in the election of directors, voting as a single class, unless:

•	the business combination is approved by a majority of the disinterested directors; or

•	minimum price criteria and procedural requirements that are intended to assure an adequate and fair price under the circumstances are satisfied.

In general, under Cendant’s certificate of incorporation, an interested stockholder includes any person who is the beneficial owner of 5% or more of the voting capital stock of Cendant or is an affiliate of Cendant and at any time within the two-year period immediately prior to the date in question was the beneficial owner of 5% or more of the voting capital stock of Cendant.

In general, a disinterested director means a director that is not affiliated with the interested stockholder and was a member of the board of directors prior to the time that the interested stockholder became an interested stockholder.

Oregon law contains a “business combinations” provision that is essentially the same as Section 203 of the Delaware law.

Control Share Act

The Oregon Control Share Act generally provides that a person who acquires “control shares” cannot vote the shares unless voting rights are approved by the corporation’s preexisting disinterested stockholders. Delaware law does not contain an equivalent to the Control Share Act.

Appraisal Rights

Under Oregon law and Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under varying circumstances, be entitled to dissenters’ rights or to appraisal rights pursuant to which such stockholder may receive cash in the amount of the fair market value of the shares held by such stockholder (as determined by a court or by agreement of the corporation and the stockholder) in lieu of the consideration such stockholder would otherwise receive in the transaction.

The limitations on the availability of appraisal rights under Oregon law are different from those under Delaware law. Under Delaware law, such fair market value is determined exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, and such appraisal rights are not available in the following situations:

•	with respect to the sale, lease or exchange of all or substantially all of the assets of a corporation;

•
with respect to a merger or consolidation by a corporation the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders if such stockholders receive only shares of the surviving company or shares of any other corporation that are either listed on a national securities exchange or held of record by more than 2,000 holders, plus cash in lieu of fractional shares of such corporations; or

•	to stockholders of a corporation surviving a merger if no vote of the stockholders of the surviving company is required to approve the merger under Delaware law.

Under Oregon law, appraisal rights are generally not available to holders of shares of any class or series if the shares of the class or series were registered with respect to a merger on a national securities exchange or quoted on the Nasdaq National Market as a national market security on the record date for the meeting at which the merger is to be approved or on which is mailed to shareholders a notice of a “short-form” merger.

Inspection of Stockholder List

Delaware law allows any stockholder to inspect the stockholder list for a purpose reasonably related to such person’s interest as a stockholder. Delaware law also provides for inspection rights as to a list of stockholders entitled to vote at a meeting within a ten day period preceding a stockholders’ meeting for any purpose germane to the meeting. Oregon law allows any stockholder to inspect the stockholder list beginning two days after notice of a meeting is given for which the list was prepared and continuing through the meeting.

Bylaws

Under Delaware law, the corporation’s bylaws may be adopted, amended or repealed by the stockholders of the corporation. However, under Delaware law, a corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal the bylaws upon the directors, subject to the stockholders’ right to do the same. The Cendant certificate provides that the board of directors has the right to make, alter, or repeal the bylaws. Under Oregon law, a corporation’s bylaws may be adopted, amended or repealed either by the board of directors or the stockholders of the corporation, unless the corporation’s articles provide that the stockholders solely have the power to amend or repeal the bylaws, or the stockholders, in amending or repealing a particular bylaw, provide expressly that the board of directors may not amend or repeal that bylaw. The Trendwest bylaws state that the bylaws of Trendwest may be amended or repealed by the directors, subject to amendment or repeal by action of the shareholders, at any regular meeting or at any special meeting called for that purpose, provided notice of the proposed change is given in the notice of the meeting or notice thereof is waived in writing.

Dissolution

Under Oregon law, a dissolution must be approved by written consent of all stockholders or the dissolution must be initiated by the board of directors and, unless the articles of incorporation or the board requires a greater vote or a vote by voting groups, approved by a majority of the votes entitled to be cast on the proposal for dissolution. The Trendwest articles do not contain any such supermajority or voting group requirement. Under Delaware law, unless the board of directors approves the proposal to dissolve, the dissolution must be unanimously approved by all the stockholders entitled to vote thereon. Only if the dissolution is initially approved by the board of directors may the dissolution be approved by a simply majority of the outstanding shares of the corporation’s stock entitled to vote. In the event of such a board-initiated dissolution, Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions. The Cendant certificate does not contain a supermajority voting requirement.

EXPERTS

The consolidated financial statements of Cendant and its subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001, incorporated by reference into this prospectus from Cendant’s Annual Report on Form 10-K for the year ended December 31, 2001, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes an explanatory paragraph relating to the modification of the accounting for interest income and impairment of beneficial interests in securitization transactions, the accounting for derivative instruments and hedging activities and the revision of certain revenue recognition policies, as discussed in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2002 and 2001 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their report included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because the report is not a “report” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act of 1933.

The consolidated financial statements of Trendwest as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been incorporated by reference herein from Trendwest’s 2001 Annual Report on Form 10-K in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the CD common stock offered hereby will be passed upon for Cendant by Eric J. Bock, Executive Vice President and Corporate Secretary of Cendant Corporation at the effective time of the merger.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

As a result of the merger, Trendwest does not currently expect to hold a 2002 annual meeting of stockholders because Trendwest will have become a wholly owned subsidiary of Cendant in the merger. In the event that the merger is not consummated and the 2002 annual meeting is held, Trendwest shareholders may propose matters to be presented at the 2002 annual meeting of stockholders and may also nominate persons to be directors of Trendwest.

Stockholder proposals intended for inclusion in the proxy materials for the 2002 annual meeting of stockholders must have been received by Trendwest no later than December 7, 2001.

Stockholder proposals not included in the proxy materials for the 2002 annual meeting as well as proposed stockholder nominations for the election of directors at the 2002 annual meeting must each comply with advance notice procedures set forth in Trendwest’s bylaws in order to be brought properly before that meeting.

In addition to the timing requirements, the advance notice provisions of Trendwest’s bylaws contain informational content requirements that also must be met. A copy of the bylaw provisions governing these timing procedures and content requirements may be obtained by writing to the Secretary of Trendwest.

Unless shareholder proposals meet the requirements set forth above, the persons named in the proxies solicited on behalf of the Trendwest board will have discretionary authority to vote on and may vote against any such stockholder proposal.

WHERE YOU CAN FIND MORE INFORMATION

Trendwest and Cendant file annual, quarterly and current reports, proxy and registration statements and other information with the SEC. You may read and copy any reports, statements or other information that the companies file at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Trendwest’s and Cendant’s public filings are also available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC at “http://www.sec.gov.” Reports, proxy statements and other information concerning Cendant also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Cendant has filed a registration statement on Form S-4 to register with the SEC the shares of CD common stock to be issued to Trendwest shareholders in the merger. This prospectus is a part of that registration statement and constitutes a prospectus of Cendant.

As allowed by SEC rules, this prospectus omits certain information contained in the registration statement or the exhibits to the registration statement. Any statements contained in this prospectus concerning the provisions of any other document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement is qualified in its entirety by such reference.

We are “incorporating by reference” the information we file with the SEC into this prospectus, which means that we are disclosing important business and financial information to you by referring you to another document filed separately with the SEC. Cendant incorporates by reference into this prospectus the documents listed below and any future filings made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), until the completion of the offering of the shares of CD Common Stock.

Cendant’s Filings with the SEC	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2001

Quarterly Report on Form 10-Q	Quarter ended March 31, 2002

Current Reports on Form 8-K	Filed on: • October 15, 2001 • February 7, 2002 • February 14, 2002 • March 19, 2002 • April 1, 2002 • April 18, 2002 • May 1, 2002 • May 3, 2002 • May 23, 2002

Proxy statement describing CD common stock, including any amendments or reports filed for the purpose of updating such description	Dated February 10, 2000 (filed on February 11, 2000)

Trendwest’s Filings with the SEC	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2001

Quarterly Report on Form 10-Q	Quarter ended March 31, 2002

Current Reports on Form 8-K	Filed on: • April 1, 2002 • May 2, 2002

Cendant incorporates by reference additional documents that either Cendant or Trendwest may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) between the date of this prospectus and the date of the consummation of the merger (other than any Form 8-K reporting solely an earning’s release in respect of a quarterly period which quarterly period is covered in a Form 10-Q subsequently filed and incorporated herein by reference). These include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as registration statements and proxy statements.

Trendwest has supplied all information contained or incorporated by reference into this prospectus relating to Trendwest, JELD-WEN has supplied all information contained or incorporated by reference into this prospectus relating to JELD-WEN and Cendant has supplied all such information relating to Cendant. Cendant assumes no responsibility for the accuracy or completeness of any information contained or incorporated by reference into this prospectus (or the registration statement of which it is a part) relating to Trendwest or JELD-WEN.

You can obtain a copy of any Cendant document or any Trendwest document incorporated by reference except for the exhibits to those documents from the appropriate company. You may also obtain these documents from the SEC or through the SEC’s Internet World Wide Web site described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this prospectus. You may obtain documents incorporated by reference into this prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

For Cendant documents:	For Trendwest documents:

Cendant Company 9 West 57th Street New York, NY 10019 Attention: Investor Relations Department Telephone: (212) 413-1800	Trendwest Resorts, Inc. 9805 Willows Rd. Redmond, WA 98052 Attention: Investor Relations Department Telephone: (425) 498-2500

If you request any of these documents from us we will mail them to you by first-class mail, or similar means.

You should rely only on the information contained or incorporated by reference into this prospectus. Trendwest and Cendant have not authorized anyone to provide you with information that is different from what is contained in this prospectus. This prospectus is dated May 23, 2002. You should not assume that the information contained in the prospectus is accurate as of any other date, and neither the mailing of this prospectus to Trendwest’s stockholders nor the issuance of Cendant’s securities in the merger will create any implication to the contrary.

ANNEX A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

by and among

CENDANT CORPORATION

TORNADO ACQUISITION CORPORATION

JELD-WEN, INC.

and

TRENDWEST RESORTS, INC.

dated

March 30, 2002

A-i

A-ii

A-iii

		Page

Section 12.7	Severability	77

Section 12.8	Governing Law	77

Section 12.9	Assignment	77

Section 12.10	Headings	77

Section 12.11	Jurisdiction and Venue	78

Section 12.12	Acknowledgements	78

EXHIBITS

Exhibit 7.5

Exhibit 7.11(b)

Exhibit 7.14(a)

Exhibit 7.16(c)

Exhibit 9.2(c)

A-iv

INDEX OF DEFINED TERMS

Acquisition Proposal	67
Acquisition Proposal Interest	67
Additional MountainStar Debt	81
Action	22
Affiliate	78
Affiliate Agreement	78
Agreement	1
Amenities	41
Appointment Time	4
Articles of Merger	3
ASIC	17
ASIC Act	17
Association	34
Assumed Option	11
Average Trading Price	7
Balance Sheet	21
Balance Sheet Date.	21
California Mutual Benefit Nonprofit Corporation Law	43
Call Notice	80
Call Termination Date	80
Cancellation.	83
Cash Portion	70
CBA	18
Certificates.	8
Change in the Company’s Recommendation	66
Change Orders	64
Class A Memberships	44
Club	4
Club Balance Sheet	49
Club Balance Sheet Date	49
Club Financial Statements	17
Club Governing Documents	40
Club Improvements	47
Club Lease	46
Club Leased Real Property	46
Club Material Adverse Effect	42
Club Owned Real Property	46
Club Permits	50
Club Real Property	46
Club Resorts	39
Clubs	12
Code	2
Commitment	86
Company	1
Company Board of Directors	1
Company Common Stock	1
Company Employees	76
Company Foreign Securities Filings	16
Company Material Adverse Effect	12
Company Note	81

Company Recommendation	70
Company SEC Documents	16
Company Shareholder Approval	13
Company Unconsolidated Subsidiaries	17
Completion Conditions	79
Completion Date	25
Confidentiality Agreement	65
Construction Contract	25
Construction Project	24
Construction Schedule	24
Contract	16
Controlled Associations	74
Custodian	46
D&O Insurance	74
Damages	96
Declaration	40
EC Marketing Agreement	87
EC Resort	87
ECI	87
Effective Time	3
Employees	77
Environmental Claim	30
Environmental Investigation	70
Environmental Laws	31
ERISA	19
ERISA Affiliate	19
ESPP	11
Exchange Act	15
Exchange Agent	8
Exchange Fund	8
Exclusivity Right	83
Existing Parent Warrants	56
FIRB	15
FIRB Approval	15
Form S-4	15
Fractional Interest	41
GAAP	17
Governing Documents	41
Governmental Authority	14
High-End Ratio	7
Holiday Credit	41
Hyperion	72
Improvements	23
Indemnified Persons	96
Independent Directors	5
Installment Sales Contract	27
Intellectual Property	35
IRS	19
IRS Materials	92
JW Affiliates	70
Laws	29
Lease	22

License Agreements	36
Licensing Fee	82
Liens	16
Low-End Fractional Interests	89
Low-End Fractional Notice	83
Low-End Fractional Valuation Procedure	84
Majority Shareholder	1
Majority Shareholder Schedule	53
Material Contracts	26
Material Variation	65
Materials of Environmental Concern	31
Membership	41
Merger	3
Merger Closing	3
Merger Closing Date	3
Merger Consideration	7
Merger Sub	1
Merger Sub Common Stock	6
Mortgage	27
MountainStar	80
MountainStar Assets	80
MountainStar Employees	79
MountainStar Redemption	81
Move.com Common Stock	56
Nasdaq	15
New Club Directors	4
New SoPac Directors	4
NYSE	7
OBCA	1
Offer Conditions	85
Option	11
Option Exchange Ratio	11
Option Plan	11
Order	15
Original Declaration	40
ORS	3
Owned Real Property	22
Parcel(s)	78
Parent	1
Parent Authorized Preferred Stock	56
Parent Common Stock	7
Parent Employee Stock Options	56
Parent Material Adverse Effect	59
Parent Plans	76
Parent Schedule	55
Parent SEC Documents	60
Parent Stock Plans	54
Permits	28
Permitted Liens	39
Person	95
Plan	19
Premium	74

Proposed Price	84
Proxy Statement	15
Public Shareholder Exchange Ratio	7
Purchase Conditions	85
Recipient	93
Real Property	22
Recorded Documents	50
Redeemed Shares	81
Redemption Agreement	82
Refund Recipient	93
Representatives	65
Reserves	27
Resigning Club Director	4
Resorts	39
Resort Documents	41
Responsible Entity	4
Restraints	00
Ruling Request	92
Ruling Request Materials	92
RYI	87
RY Resort	87
Schedule	12
SEC	15
Securities Act	17
Selected Appraiser	84
Shareholder	1
Software	35
SoPac Club	12
SoPac Governing Documents	41
Special Committee Directors	5
Stock Option Agreement	1
Stock Purchase	1
Stock Purchase Closing Date	4
Subsidiary	13
Superior Proposal	66
Surviving Corporation	3
Tax	33
Tax Accountant	93
Tax Average Trading Price	95
Tax Claim	93
Tax Damages	91
Tax Returns	34
Tax Sharing Agreement	33
Taxes	33
TII	81
TII Call	80
TII Pad Cost	84
TII Price	81
Timeshare Interests	89
Timeshare Notice	84
Timeshare Pads	84
Top-up Public Shareholder Exchange Ratio	7

Trade Secrets	35
Trademarks	35
Trading Day	7
Transactions	13
Transfer Agreement	87
Transfer Taxes	94
Treasury Regulations	34
Unconsolidated Subsidiaries Statements	17
Vacation Credit	41
Vacation Credit Notes Receivables	27
Vacation Program Agreement	40
Valuation Period	7
VOI	41
VOI Consumer Documents	28
VOI Laws	42
VOI Receivables	27
VOI Registrations	39
WARN Act	19

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated March 30, 2002, by and among CENDANT CORPORATION, a Delaware corporation (“Parent”), TORNADO ACQUISITION CORPORATION, an Oregon corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), JELD-WEN, INC., Inc. an Oregon corporation (“Majority Shareholder”) and TRENDWEST RESORTS, INC., an Oregon corporation (the “Company”).

WHEREAS, the board of directors of each of Parent, Merger Sub and the Company has approved, and deems advisable and in the best interests of its respective stockholders or shareholders this Agreement and the Merger (as defined in Section 1.1 hereof) upon the terms and subject to the conditions set forth herein and in accordance with the Oregon Business Corporation Act (the “OBCA”);

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has determined that the consideration to be paid for each issued and outstanding share of common stock, no par value, of the Company (“Company Common Stock”) in the Merger is fair to the holders of the Company Common Stock (and has resolved, in the event that a Company Shareholders Meeting is required in order to approve the Merger in accordance with applicable law, to recommend that the holders of the Company Common Stock approve this Agreement and the transactions contemplated hereby), upon the terms and subject to the conditions set forth herein;

WHEREAS, Majority Shareholder and certain other shareholders of the Company (each a “Shareholder”) beneficially owning approximately ninety percent (90%) of the outstanding shares of Company Common Stock have agreed to sell, pursuant to a Stock Purchase Agreement, dated the date hereof, such shares to Merger Sub and Merger Sub has agreed to purchase such shares (the purchase of Company Common Stock under the Stock Purchase Agreement, the “Stock Purchase”), subject to the terms and conditions of the Stock Purchase Agreement, and, concurrently with the execution of such Stock Purchase Agreement, Parent and Merger Sub have agreed to execute this Agreement pursuant to which all other shareholders of the Company, subject to the terms and conditions of this Agreement, shall receive in the Merger consideration per share of Common Stock that is at least, and under certain circumstances, superior, to the consideration to be received by Majority Shareholder pursuant to the Stock Purchase Agreement;

WHEREAS, as a condition and inducement to Parent and Merger Sub to enter into this Agreement and incur the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Merger Sub and the Company are entering into a Stock Option Agreement in the form of Exhibit A hereto (the “Stock Option Agreement”), pursuant to which, among other things, the Company has granted Parent an option to purchase certain newly-issued shares of Common Stock (as hereinafter defined), subject to certain conditions;

WHEREAS, for federal income tax purposes, it is intended that the purchases of Company Common Stock pursuant to the Stock Purchase Agreement and the Merger shall be treated as an integrated transaction and shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization;

WHEREAS, as an inducement for Parent and Merger Sub to enter into this Agreement and to assure that Parent and Merger Sub realize the benefits of the Stock Purchase and the Merger, Majority Shareholder covenants and agrees as set forth Sections 7.14 through 7.18 hereof; and

WHEREAS, the Company, Majority Shareholder, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

THE MERGER

Section 1.1    The Merger.

Upon the terms, subject to the conditions set forth in this Agreement, and in accordance with the OBCA, Merger Sub shall be merged with and into the Company at the Effective Time (the “Merger”). Following the Effective Time, the Company shall be the surviving corporation (the “Surviving Corporation”), shall become a direct wholly owned subsidiary of Parent and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the OBCA.

Section 1.2    Merger Closing.

Subject to the satisfaction or waiver of all the conditions to closing contained in Article X hereof, the closing of the Merger (the “Merger Closing”) will take place at 4:00 p.m., New York City time on a date to be specified by Parent and the Company (the “Merger Closing Date”), which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Merger Closing, but subject to the fulfillment of those conditions at the Merger Closing or their waiver at or prior thereto). The Merger Closing will be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036 or at such other location as is agreed to by Parent and the Company.

Section 1.3    Effective Time.

Subject to the provisions of this Agreement, Parent and the Company shall cause the Merger to be consummated by filing on the Merger Closing Date articles of merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the OBCA and shall make all other filings or recordings required under the OBCA to effectuate the Merger. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Oregon, or at such subsequent date or time as Parent and the Company shall agree and specify in the Articles of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

Section 1.4    Effects of the Merger.

The separate corporate existence of the Company with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in Section 60.497 of the Oregon Revised Statutes (“ORS”).

Section 1.5    Articles of Incorporation and Bylaws of the Surviving Corporation.

The articles of incorporation and the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (as defined in Section 3.12 hereof), except that the first article of the articles of incorporation of Merger Sub shall be amended as of the Effective Time to read in its entirety as follows: “The name of the corporation is Trendwest Resorts, Inc.”

Section 1.6    Directors and Officers.

(a)    Subject to applicable Laws, the directors of Merger Sub shall, from and after the Effective Time, become the directors of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation. The officers of the Company shall, from and after the Effective Time, become the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and the bylaws of the Surviving Corporation.

(b)    The Company agrees that, except as may be set forth in a written notice provided by Parent to the Company prior to the date on which the Stock Purchase shall have been consummated (the “Stock Purchase Closing Date”), each of the individuals listed on Schedule 1.6(b) shall have resigned as a director (each, a “Resigning Club Director”) of WorldMark, the Club, a California Nonprofit Mutual Benefit Corporation (the “Club”) and each of the individuals (“New Club Directors”) listed as their replacements on Schedule 1.6(b) shall have been appointed, in accordance with the Club’s organizational documents and applicable law, as directors of the Club, in each case as of the Stock Purchase Closing Date such that at the Stock Purchase Closing (as defined in the Stock Purchase Agreement) at least three of the Club’s directors are New Club Directors (such resignations and appointments to be effected seriatim, with each vacancy created by a resignation of a Resigning Club Director to be filled, in accordance with Section 4.4 of the bylaws of the Club, by action of a majority of the then remaining directors of the Club (viz., by joint action of the Resigning Club Directors who have not yet resigned and such New Club Directors as shall have been elected prior to such resignation)).

(c)    The Company shall secure the resignation of all of the directors of Trendwest South Pacific Pty. Ltd. (the “Responsible Entity”) (other than the two directors listed on Schedule 1.6(c) hereof, each of whom is an Australian citizen) and the appointment, in accordance with the governing documents of the SoPac Club and the Trustee Entity, respectively, and applicable law, of the individuals listed on Schedule 1.6(c) (“New SoPac Directors”) as directors of the Responsible Entity to fill the vacancies so created so that on the Stock Purchase Closing Date at least a majority of the board of directors of the Responsible Entity are composed entirely of New SoPac Directors.

(d)    Promptly upon Stock Purchase Closing Date, subject to Section 1.6(f) below and the penultimate sentence of this Section 1.6(d), Parent shall be entitled to designate such number of directors, rounded up to the next whole number, of the Company as is equal to the product of the total number of directors on such Board (giving effect to the directors elected or designated by Parent pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Company Common Stock owned by Merger Sub, Parent and any of their Affiliates bears to the total number of shares of Company Common Stock then outstanding. The Directors so designated by Parent shall take office immediately after (i) the purchase of and payment for shares of Company Common Stock pursuant to the Stock Purchase Agreement by Parent or any of its Subsidiaries and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later (the time at which a majority of Company Board of Directors shall be comprised of designees of Parent, the “Appointment Time”). In furtherance thereof, the Company shall, upon request of the Parent, use its best efforts promptly either to increase the size of its Board of Directors, including by amending the Bylaws of the Company if necessary so as to increase the size of the Company Board of Directors, or to secure the resignations of such number of its incumbent directors other than the directors set forth on Schedule 1.6(d) (such directors, the “Special Committee Directors”), or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company’s Board, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed at such time. At such time, the Company shall, if requested by Parent, also take all action necessary to cause persons designated by Parent to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of Directors of each committee of the Company’s Board of Directors.

(e)    The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder in order to fulfill its obligations under Section 1.6(d), including mailing to shareholders the information required by such Section 14(f) and Rule 14f-1 as is necessary to enable Parent’s designees to be elected or appointed to the Company’s Board of Directors immediately after any purchase of shares of Company Common Stock by Parent or any of its Subsidiaries pursuant to the Stock Purchase Agreement as a result of which Parent and its Subsidiaries own beneficially at least a majority of then outstanding shares of Company Common Stock. Parent and Merger Sub will supply the Company all information with respect to either of them and their nominees, officers, directors and Affiliates (as defined below) required to be disclosed by such Section 14(f) and Rule 14f-1. The provisions of Sections 1.6(d) and (e) are in addition to and shall not limit any rights which Merger Sub, Parent or any of their Affiliates may have as a holder or beneficial owner of shares of Company Common Stock as a matter of law with respect to the election of directors or otherwise.

(f)    In the event that Parent’s designees are elected or appointed to the Company’s Board of Directors, until the Effective Time, neither Parent nor Merger Sub shall take any action to remove any of the Special Committee Directors without cause or fail to nominate for re-election or elect such directors to another term and, in any case, in the event that any of such individuals shall resign or decline to be nominated for re-election, the Company’s Board shall have at least two directors who meet the independence requirements of the rules and regulations of Nasdaq (including any of the Special Committee Directors) (the “Independent Directors”), provided, that, in such event, if the number of Independent Directors shall be reduced below two for any reason whatsoever, any remaining Independent Directors (or Independent Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Independent Directors for purposes of this Agreement or, if no Independent Director then remains, the other directors shall designate two persons to fill such vacancies who shall not be shareholders, Affiliates, employees or associates of the Company, Majority Shareholder, Parent or Merger Sub, and such persons shall be deemed to be Independent Directors for purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, in the event that Parent’s designees constitute a majority of the directors on the Company Board of Directors, the affirmative vote of a majority of the Independent Directors shall be required after the Stock Purchase Closing Date and prior to the Effective Time, to (a) amend or terminate this Agreement by the Company, (b) exercise or waive any of the Company’s rights, benefits or remedies hereunder if such exercise or waiver materially and adversely affects holders of shares of Company Common Stock other than Parent or Merger Sub, or (c) take any other action under or in connection with this Agreement if such action materially and adversely affects holders of shares of Company Common Stock other than Parent or Merger Sub; provided, that, if there shall be no such directors, such actions may be effected by unanimous vote of the entire Company Board of Directors.

Section 1.7    Subsequent Actions.

If at any time after the Effective Time the Surviving Corporation shall determine, in its sole discretion, or shall be advised, that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise confirm in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, instruments of conveyance, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

CONVERSION OF SECURITIES

Section 2.1    Conversion of Capital Stock.

As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any Company Common Stock, or common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”):

(a)    Merger Sub Common Stock. Each issued and outstanding share of Merger Sub Common Stock shall be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)    Cancellation of Parent-Owned Stock. Company Common Stock owned by Parent, Merger Sub or any other wholly-owned Subsidiary of Parent or Merger Sub shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c)    Conversion of Company Common Stock. Subject to Section 2.2 hereof, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time, other than shares to be cancelled and retired in accordance with Section 2.1(b), shall be converted, by virtue of the Merger and without any action on the part of the holder thereof, in accordance with the procedures set forth in Section 2.2 below, into the Merger Consideration.

(i)    As used herein, the term “Merger Consideration” shall mean the right to receive a number of fully paid and nonassessable shares of common stock, par value $0.01 per share, of Parent, designated as CD common stock (“Parent Common Stock”), rounded to the nearest thousandth of a share, equal to the Majority Shareholder Exchange Ratio (as such term is defined in the Stock Purchase Agreement); provided, however, that:

(x)    in the event that the number determined by dividing twenty-four dollars ($24.00) by the Average Trading Price (as adjusted pursuant to Section 2.3 and this subsection 2.1(c), the “Public Shareholder Exchange Ratio”) is greater than the Majority Shareholder Exchange Ratio, then the Merger Consideration shall equal a number of fully paid and nonassessable shares of Parent Common Stock equal to the Public Shareholder Exchange Ratio; provided, however, that if the calculation pursuant to this clause (x) would result in a Public Shareholder Exchange Ratio greater than the High-End Ratio, then, subject to clause (y) below, the Public Shareholder Exchange Ratio shall be the High-End Ratio; and

(y)    in the event that the Average Trading Price is less than thirteen dollars and fifty cents ($13.50) per share, then the Merger Consideration shall equal a number of fully paid and nonassessable shares of Parent Common Stock equal to the Top-up Public Shareholder Exchange Ratio.

(ii)    For purposes of this Agreement:

“Average Trading Price” shall mean the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of Parent Common Stock reported on the New York Stock Exchange (“NYSE ”) Composite Tape for the ten (10) consecutive NYSE trading days (each, a “Trading Day”) ending on (and including) the second Trading Day immediately prior to, and excluding, (x) in the event that no Company Shareholders Meeting is required to be held, in accordance with applicable Law, in order to approve the Merger, the date of the satisfaction of the condition set forth in Section 10(b) and (y) in the event approval of the Merger at the Company Shareholders Meeting is required, in accordance with applicable Law, in order to consummate the Merger, the date of the Company Shareholders Meeting (such period, the “Valuation Period ”).

“High-End Ratio” shall mean the number determined by dividing (I) twenty-four dollars ($24.00) by (II) sixteen dollars and fifteen cents ($16.15).

“Top-up Public Shareholder Exchange Ratio” shall mean a number of fully paid and nonassessable shares of Parent Common Stock, rounded to the nearest thousandth of a share, equal to the quotient determined by dividing (i) the product of (x) thirteen dollars and fifty cents ($13.50) and (y) the High-End Ratio by (ii) the Average Trading Price.

Section 2.2    Exchange of Certificates.

At the Effective Time, Parent shall deposit with Mellon Shareholder Services or such other bank or trust company as may be designated by Parent (the “Exchange Agent ”) and which shall be reasonably acceptable to the Company, for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the hares of Parent Common Stock (such shares of Parent Common Stock, together with any dividends or distributions with respect hereto with a record date after the Effective Time and any cash payments in lieu of any fractional shares of Parent Common Stock, being hereinafter referred to as the “Exchange Fund ”) assumable and payable pursuant to Section 2.1 in exchange for Company Common Stock.

(a)    As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time represented outstanding Company Common Stock (the “Certificates”) whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(b), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in surrendering the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent or to other such agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor (x) certificates representing that number of whole shares of Parent Common Stock which such holder has the right to receive pursuant to the provisions of this Article II after taking into account all Company Common Stock then held by such holder under all such Certificates so surrendered, and (y) cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) (in each case after giving effect to any required withholding taxes), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, certificates representing the proper number of shares of Parent Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if, upon presentation to the Exchange Agent, such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of shares of Parent Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Notwithstanding anything to the contrary contained herein, no certificate representing Parent Common Stock or cash (including in lieu of a fractional share interest) shall be delivered to a Person who is an “affiliate” (as contemplated by Section 7.13 hereof) of the Company unless such affiliate has theretofore executed and delivered to Parent the agreement referred to in Section 7.13. Until surrendered as contemplated by this Section 2.2(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration or cash in lieu of any fractional shares of Parent Common Stock as contemplated by Section 2.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.2(c). No interest will be paid or will accrue on any cash payable to holders of Certificates.

(b)    No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.2(e) until the holder of record of such Certificate shall surrender such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock, less the amount of any withholding taxes which may be required thereon.

(c)    All shares of Parent Common Stock issued upon the surrender for exchange of Certificates in accordance with the terms of this Article II (including any cash paid pursuant to Section 2.2(e)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Company Common Stock previously represented by such Certificates.

(d)    No Fractional Shares.

(i)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii)    Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes, as contemplated by Section 2.2(f), which are required to be withheld with respect thereto, equal to the product of (A) such fractional part of a share and (B) Average Trading Price.

(e)    Each of the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be.

(f)    Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates for six (6) months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent for, and Parent shall remain liable for, payment of their claim for Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to Parent Common Stock. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Laws, become the property of the Surviving Corporation free and clear of any claims or interest of any Person previously entitled thereto.

(g)    None of Parent, Sub, the Company or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Parent Common Stock, in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)    The Exchange Agent shall invest cash included in the Exchange Fund, as directed by Parent, on a daily basis, provided that no such investment or loss thereon shall affect the amounts payable or the timing of the amounts payable pursuant to the provisions of this Article II. Any interest and other income resulting from such investments shall be paid to Parent.

(i)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the

Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock, and unpaid dividends and distributions on shares of Parent Common Stock deliverable in respect thereof, in each case pursuant to this Agreement.

(j)    The stock transfer books of the Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of Company Common Stock thereafter on the records of the Company. On or after the Effective Time, any Certificates presented to the Exchange Agent or the Surviving Corporation for any reason shall be converted into the Merger Consideration with respect to the Company Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2(e)) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2(c).

Section 2.3    Certain Adjustments.

If after the date hereof and on or prior to the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall be changed into a different number of shares as a result of any stock split, reverse stock split, stock dividend, reclassification or any similar transaction, the Public Shareholder Exchange Ratio, Top-up Public Shareholder Exchange Ratio and High-End Ratio shall be appropriately and equitably adjusted.

Section 2.4    Option Plan; ESPP.

(a)    Options.    Effective at the Effective Time, each outstanding stock option, stock equivalent right or right to acquire shares of Company Common Stock (each, an “Option”) granted under the Company’s 1997 Employee Stock Option Plan, as amended, (the “Option Plan”), whether or not then exercisable or vested, which is outstanding and unexercised immediately prior thereto shall become vested immediately prior to the Effective Time and cease to represent a right to acquire shares of Company Common Stock. Each Option shall be converted as of the Effective Time automatically into an option to purchase shares of Parent Common Stock, and Parent shall assume each such Option (hereinafter, an “Assumed Option”) subject to the terms of the Option Plan and the agreement evidencing the grant thereunder of such Option, and all references to the Company in each such Option shall be deemed to refer to Parent, where appropriate; provided, however, that from and after the Effective Time, (A) the number of shares of Parent Common Stock purchasable upon exercise of an Assumed Option shall be equal to the number of shares of Company Common Stock that were purchasable under such Assumed Option immediately prior to the Effective Time multiplied by the Majority Shareholder Exchange Ratio, the Public Shareholder Exchange Ratio or the Top-up Public Shareholder Exchange Ratio, as the case may be (whichever forms the basis for determining the Merger Consideration pursuant to Section 2.2(c)) (the “Option Exchange Ratio”), rounded down to the nearest whole share, and (B) the per share exercise price under such Assumed Option shall be equal to the quotient obtained by dividing the per share exercise price under such Assumed Option immediately prior to the Effective Time by the Option Exchange Ratio rounded up to the nearest cent. Each of the Company, Parent and Merger Sub acknowledges that no Options are “incentive stock options” (as defined in Section 422 of the Code). Except as set forth above, the other provisions of each Assumed Option shall otherwise remain unchanged. Parent shall file with the SEC, no later than two (2) business days after the Effective Time, a registration statement on Form S-8 relating to the shares of Parent Common Stock issuable with respect to the Assumed Options. Parent agrees to use reasonable efforts to take such actions as are necessary to provide for the reservation, issuance and listing Parent Common Stock to be issued pursuant to this Section 2.4(a).

(b)    ESPP.    Effective at or prior to the Effective Time, the Company shall take all actions necessary to cause the termination of the Company’s 1999 Employee Stock Purchase Plan (the “ESPP”) and shall take all necessary steps to refund, without interest, to each Participant (as defined in the ESPP) any amounts withheld from such Participant’s compensation pursuant to an enrollment agreement under the ESPP to the extent that such amount has not been used to purchase whole shares of Company Common Stock on an Ending Date (as defined in the ESPP) occurring prior to the effective date of termination of the ESPP.

(c)    Termination of All Rights.    Prior to the Effective Time, the Company shall take all actions necessary to provide that any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company or any Subsidiary of the Company, and any and all rights, options or other interests granted or issued thereunder, shall be cancelled; provided, however, that the Option Plan shall remain in effect.

(d)    Section 16.    Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY

Except as set forth in the schedule (the “Schedule”) attached hereto, the Company represents and warrants to Parent and Merger Sub as set forth below. Disclosure in any section of the Schedule qualifies only the correspondingly numbered representations and warranties; disclosure made with reference to one section of the Schedule shall be deemed disclosed with respect to another section of the Schedule if and to the extent that such disclosure is clearly referenced on such other section of the Schedule.

Section 3.1    Corporate Organization; Authority; No Violation.

(a)    The Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease, operate or otherwise hold its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Company Material Adverse Effect. A “Company Material Adverse Effect ” means any change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected (i) to have a materially adverse effect, either in the short term or in the long term, on the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its Subsidiaries (including for such purposes, the Club and WorldMark South Pacific Club (the “SoPac Club” and, together with the Club, the “Clubs”)), taken as a whole, (ii) to impair in any material respect the ability of the Company to perform its obligations under this Agreement or the Stock Option Agreement, or (iii) to have a materially adverse effect on or prevent or materially delay the consummation of any of the Transactions; provided, however, that for purposes of clause (i) above, any adverse effect resulting primarily from the following shall be disregarded in determining whether there has been a Company Material Adverse Effect: (x) changes in the United States economy generally which do not disproportionately affect the Company in any material respect or (y) changes in the timeshare industry generally which do not disproportionately affect the Company in any material respect; provided, further, however, in the case of each of the foregoing clauses (x) and (y), that changes resulting (A) from the commencement or material worsening of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Australia, (B) any terrorist activities and (C) changes in any of the VOI Laws (as defined in Section 3.20 below) set forth in clauses (i), (vi), (ix), (x), (xi) and (xviii) of the definition thereof (and foreign Law equivalents of the foregoing) shall not be so disregarded. “Transactions” means each of the transactions provided for or contemplated by this Agreement, the Stock Option Agreement and the Stock Purchase Agreement, including, but not limited to, the Stock Purchase and the Merger. The Company and each of its Subsidiaries are duly qualified or licensed and in good standing as a foreign corporation or other entity authorized to do business under the Laws of each jurisdiction where the character of the properties owned, leased or used by it or the nature of its activities makes such qualification or licensing necessary except where the failure of any such Subsidiary to be so qualified would not reasonably be expected to have a Company Material Adverse Effect. Schedule 3.1(a) sets forth a complete and correct list of each Subsidiary of the Company and of all jurisdictions in which the Company or any such Subsidiary is qualified or licensed to do business. As used in this Agreement, “Subsidiary” of any Person means any entity, whether incorporated or unincorporated, in which such Person, owns, directly or indirectly, at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions.

(b)    The Company has full corporate power and authority to execute and deliver this Agreement and has full corporate power and authority to consummate each of the transactions provided for or contemplated by this Agreement and the Stock Option Agreement. The execution, delivery and performance by the Company of this Agreement and the Stock Option Agreement and the consummation by it of each of the Transactions, have been duly and validly authorized by the Company Board of Directors, and no other corporate action on the part of the Company is necessary (other than, if required by the OBCA to consummate the Merger, the approval of this Agreement or the Stock Option Agreement by holders of a majority of the shares of Company Common Stock outstanding on the Record Date (the “Company Shareholder Approval”), which is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement, and the filing of the Articles of Merger, in each case pursuant to the OBCA) to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions. This Agreement and the Stock Option Agreement have each been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto and thereto, are each a valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms except to the extent that their enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally or by general equitable principles.

(c)    The Company Board of Directors, at a meeting duly called and held, has (i) unanimously determined that this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby and thereby, are advisable and fair to and in the best interests of the shareholders of the Company, (ii) duly and validly approved and taken all corporate action required to be taken by the Company Board of Directors to authorize this Agreement, the Stock Option Agreement and the consummation of the Merger and the other Transactions, and (iii) unanimously resolved to recommend that the shareholders of the Company approve this Agreement, the Stock Option Agreement, the Merger and the other transactions contemplated hereby and thereby if the Company Shareholders Meeting is required to be held in accordance with applicable law in order to approve the Merger, and none of the aforesaid actions by the Company Board of Directors has been amended, rescinded or modified in whole or in part. The actions so taken by the Company Board of Directors constitute approval of the Merger, this Agreement, the Stock Option Agreement and the Stock Purchase Agreement and the other Transactions by the Company Board of Directors under the provisions of Section 60.801 et seq. and 60.825 et seq. of the ORS, such that Sections 60.801 et seq. and 60.825 et seq. of the ORS do not apply to the execution or delivery of this Agreement, the Stock Option Agreement or the Stock Purchase Agreement or the consummation or performance of any of the Transactions. Other than Sections 60.801 et seq. and 60.825 et seq. of the ORS, no state anti-takeover or similar statute and no provision in any of the articles of incorporation or bylaws or other governing documents of the Company or any of its Subsidiaries is applicable to Parent or Merger Sub in connection with the Merger, this Agreement, the Stock Option Agreement, the Stock Purchase Agreement or any of the Transactions. In addition, at such meeting, the Company Board of Directors has duly and validly amended the Company’s bylaws to provide, in accordance with Section 60.804 of the ORS, that the Company, Parent, Merger Sub, this Agreement, the Stock Option Agreement the Stock Purchase Agreement and the Transactions are not subject to the Oregon Control Share Acquisition Statute (ORS Sections 60.801 et seq.).

(d)    The Company has received the written opinion of its financial advisor, Banc of America Securities LLC, dated the date hereof, and the special committee of the Company Board of Directors has received the written opinion of its financial advisor, Houlihan Lokey Howard & Zukin, in each case to the effect that as of the date hereof, the consideration to be received by the holders of Company Common Stock in the Merger, other than the selling Shareholders under the Stock Purchase Agreement is fair to such holders of Company Common Stock from a financial point of view. True and correct copies of such opinions have been furnished to Parent. The Company has been authorized to permit the inclusion of reproduced copies of each such opinion in its entirety in the Form S-4 and, if one is required, the Proxy Statement.

(e)    Except as set forth on Schedule 3.1(e), none of the execution, delivery or performance of this Agreement or the Stock Option Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement or the Stock Option Agreement will (i) conflict with or result in any breach of any provision of the (x) articles of incorporation, the bylaws or similar organizational documents of the Company or any of its Subsidiaries, or (y) state securities or blue sky laws or the OBCA, (ii) require any filing by the Company with, or permit, authorization, consent or approval of or notice to, any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, or any other federal, state, local or foreign authority or forum (a “Governmental Authority”) (except for (A) compliance with any applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (B) any filings as may be required under the OBCA in connection with the Merger, including without limitation, the Articles of Merger, (C) the approval of the Foreign Investment Review Board (“FIRB ”) of Australia under the Australian Foreign Acquisitions and Takeovers Act 1975 (“FIRB Approval ”), (D) the filing with the Securities and Exchange Commission (the “SEC”) and, to the extent necessary, The Nasdaq Stock Market, Inc. (“Nasdaq”) of (1) (x) a proxy statement relating to the Company Shareholders Meeting, if required by the OBCA to consummate the Merger (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement ”) and (y) a registration statement on Form S-4 to be prepared and filed in connection with the issuance of Parent Common Stock in the Merger (such registration statement, as amended or supplemented from time to time, the “Form S-4 ”) and (2) such reports under Section 13(a), 13(d) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Stock Option Agreement, the Stock Purchase Agreement and the Transactions, (E) such filings and approvals as may be required by any applicable state securities, blue sky, Transfer Tax or takeover Laws, and (F) any consents, approvals or exemptions required in connection with the VOI Registrations (as defined in Section 3.20 below) listed on Schedule 3.1(e) and the related consents, approvals or exemptions under foreign timeshare registration Laws or, in states or countries that do not have specific timeshare Laws, related real estate or securities registration Laws, in each case listed on Schedule 3.1(e)), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, agreement, understanding or other instrument or obligation to which the Company or any of its Subsidiaries (including for purposes of this Section 3.1(e), the Clubs) is a party or by which any of them or any of their properties or assets may be bound (each, a “Contract ”), or (iv) violate any order, writ, injunction, decree, consent decree, statute, rule or regulation (“Order”) applicable to the Company, any Subsidiary of the Company or any of their respective properties or assets, except in the case of clauses (ii), (iii) and (iv) for (x) such failures to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings or give such notices, and (z) any such breaches, defaults or violations which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.2    Capitalization; Subsidiaries.

(a)    Capitalization.    The authorized capital stock of the Company consists solely of 90,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, no par value per share. As of the close of business on March 28, 2002, (i) 38,173,114 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Common Stock were held by any of the Company’s Subsidiaries, (iii) no shares of

Preferred Stock were issued and outstanding and (iv) a total of 3,817,311 shares of Company Common Stock were reserved for issuance pursuant to the Option Plan, of which 1,864,100 shares of Company Common Stock were subject to outstanding Options. No other class of capital stock of the Company is authorized or outstanding, and, except as set forth on Schedule 3.2(b) or Schedule 3.2(c), there are no securities convertible into or exchangeable for any shares of its capital stock or containing any profit participation features. All of the outstanding, shares of Company Common Stock of the Company have been duly authorized and validly issued and are fully paid and non-assessable and not subject to any preemptive or similar rights. Except as set forth on Schedule 3.2(a) or as set forth in Section 3.2(b) below, there are no warrants, options, agreements, call rights, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings which call for the issuance, sale, delivery, pledge, transfer, redemption or other disposition of any shares of capital stock of the Company or any of its Subsidiaries or any securities convertible into or other rights to acquire, any shares of capital stock of the Company or any of its Subsidiaries or obligates the Company to grant, offer or enter into any of the foregoing. To the Company’s knowledge, except as set forth on Schedule 3.2(a), none of the outstanding shares of the Company’s capital stock is subject to any voting trust, transfer restrictions or other similar arrangements that relates to the voting or control of such capital stock or rights. Except for ownership of its Subsidiaries as set forth on Schedule 3.1(a) hereto, neither the Company nor any Subsidiary of the Company has, directly or indirectly, any joint venture, partnership or similar relationship with, or any ownership interest in, any Person.

(b)    Schedule 3.2(b) sets forth a listing of all outstanding Options and, with respect to such Options: (i) the portion of each Option which is then vested, (ii) the vesting and acceleration provisions thereof, if any, (iii) the date upon which each Option expires and (iv) a summary of the terms of acceleration pursuant to such Option, if any. All Options granted under the Option Plan have been granted pursuant to option award agreements in substantially the form of such agreement attached as an exhibit to Schedule 3.2.

(c)    Subsidiaries.    Except as set forth on Schedule 3.2(c), all of the outstanding shares of the Company’s wholly owned, direct or indirect, Subsidiaries (and all of the shares of non-wholly owned Subsidiaries owned, directly or indirectly, by the Company) are owned, directly or indirectly, by the Company, free and clear of any liens, charges, pledges, security interests, mortgages, claims, encumbrances, options, rights of first refusal and other proscriptions, restrictions, conditions or covenants or similar rights whatsoever (“Liens”). All of the outstanding shares of capital stock of each of such Subsidiaries owned by the Company have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. Except as contemplated by the Transactions, there are no warrants, options, agreements, call rights, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings relating to the issuance, sale, delivery, pledge, transfer, redemption or other disposition by the Company or its Subsidiaries (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock of any of the Company’s Subsidiaries. None of the Subsidiaries owns any stock of the Company.

Section 3.3    Company SEC Documents; Company Financial Statements; Other Financial Statements.

Except as set forth on Schedule 3.3 (indicating in respect of which subsection hereof any such exception is made):

(a)    since December 31, 1998, the Company has filed in a timely manner all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) that it was required to file with the Securities and Exchange Commission (the “Company SEC Documents”) or any other similar Governmental Authority in Australia (the “Company Foreign Securities Filings”).

(b)    As of their respective filing dates, (i) the Company SEC Documents complied in all material respects with the then-applicable requirements of the Securities Act of 1933, as amended (the “Securities Act ”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and (ii) no Company SEC Document contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)    The financial statements of the Company and its Subsidiaries included in the Company SEC Documents, including without limitation the financial statements included in the Company’s Form 10-Q for the period ended March 31, 2002, which shall have been filed by the Stock Purchase Closing Date, (x) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with United States generally accepted accounting principles (“GAAP ”) (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly present the consolidated financial position of the Company and its Subsidiaries, as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material).

(d)    The Company has provided to Parent true and complete copies of the unaudited financial statements for the years ended December 31, 1999, 2000 and 2001 for each of the unconsolidated subsidiaries of the Company identified on Schedule 3.1(d) (the “Company Unconsolidated Subsidiaries”) (collectively, the “Unconsolidated Subsidiaries Statements”). The Unconsolidated Subsidiaries Statements were prepared in conformity with GAAP for the periods covered thereby and fairly present the financial position of the Company Unconsolidated Subsidiaries as at the respective dates thereof and the results of operations of such subsidiaries for the respective periods covered thereby. The Company Unconsolidated Subsidiaries are not required to be consolidated with the Company’s financial statements under GAAP.

(e)    The Company has provided to Parent true and complete copies of the audited financial statements for the years ended December 31, 1999, 2000 and 2001 for each of the Clubs (the “Club Financial Statements”). The Club Financial Statements were prepared in conformity with generally accepted accounting principles for the periods covered thereby and fairly present the financial position of the Clubs as at the respective dates thereof and the results of operations of the Clubs for the respective periods covered thereby.

(f)    None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC or with any foreign Governmental Authority, except the Australia Securities and Investment Commission (“ASIC”). As of their respective filing dates, (i) each Company Foreign Securities Filing complied in all material respects with the requirements of the Australia Securities and Investments Commission Act 1989 and the rules and regulations promulgated thereunder (“ASIC Act ”) thereunder, and (ii) no Company Foreign Securities Filing contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company and its Subsidiaries included in the Company Foreign Securities Filings comply, (x) as to form in all material respects with applicable accounting requirements and the published rules and regulations of ASIC with respect thereto, (y) have been prepared in accordance with applicable generally accepted accounting principles applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly present the consolidated financial position of the Company and its Subsidiaries, as of the dates thereof and the consolidated results of their operations, cash flows and changes in their financial position for the periods covered thereby (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material).

Section 3.4    Directors, Officers and Employees; Employee Benefit Plans; ERISA.

(a)    Schedule 3.4(a) contains a complete and accurate list of the names and titles of all current directors and officers of the Company and each Subsidiary of the Company, indicating thereon which directors of any such Subsidiary are not employees of the Company or any Subsidiary of the Company; any such non-employee directors of any such Subsidiary may be replaced at or after the Stock Purchase Closing, by the stockholder of such Subsidiary without any cost or other liability. Parent or its representatives have been provided with a complete and accurate schedule of the employees of the Company and each Subsidiary of the Company whose base salary for the year ending December 31, 2002, is expected to be $100,000 or more or who earned bonuses or commissions during the year ending December 31, 2001 of $50,000 or more, setting forth the rates of compensation (including salary and target bonus) payable to each such person as of the date hereof.

(b)    Except as set forth in Schedule 3.4(b), there is no (i) collective bargaining agreement or any other agreement with any labor organization, to which the Company or any Subsidiary of the Company is a party, applicable to the employees of the Company or any of its Subsidiaries (a “CBA”);

(ii)    unfair labor practice complaint or charge pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before the National Labor Relations Board or any other federal, state, local or foreign agency; (iii) strike, slowdown, work stoppage, lockout or other collective labor action by or with respect to any employees of the Company or any of its Subsidiaries pending or, to the Company’s knowledge, threatened or affecting the Company; (iv) material pending arbitration proceeding arising out of or under any CBA to which the Company or any of its Subsidiaries is a party; (v) pending or, to the Company’s knowledge, threatened representation question or union organizing activities with respect to employees of the Company or any of its Subsidiaries; or (vi) except for such which, if determined or resolved adversely to the Company or its Subsidiaries, could, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, (x) grievance or unfair dismissal proceeding pending against the Company or any of its Subsidiaries; (y) claim or charge by employees of the Company or any of its Subsidiaries alleging discrimination based on race, color, creed, age, sex, sexual orientation, national origin, religion or disability pending before any court or federal, state or local administrative agency; or (z) other pending or, to the Company’s knowledge, threatened claim by employees of the Company or any of its Subsidiaries, including those based on statute, contract or tort. Neither the Company nor any of its Subsidiaries is in default with respect to any material term or condition of any CBA and no event has occurred which through the passage of time or the giving of notice, or both, would constitute such a default thereunder. Except as set forth on Schedule 3.4(b), during the past three (3) years, neither the Company nor any of its Subsidiaries has effectuated (x) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act ”), 29 U.S.C. 2101 et seq., affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (y) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law except in compliance with such laws and where the costs associated therewith have been expensed or reserved for in accordance with GAAP. Except as set forth on Schedule 3.4(b), to the knowledge of the Company, neither the Company’s nor any of its Subsidiaries’ employees has suffered an “employment loss” (as defined in the WARN Act) in the three (3) months prior to the date of this Agreement. Except as set forth on Schedule 3.4(b), the Company and its Subsidiaries have at all times properly classified each of their respective employees as employees and each of its independent contractors as independent contractors, as applicable. There is no Action (as defined in Section 3.7) pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries by any Person challenging or questioning the classification by the Company of any Person as an independent contractor, including without limitation, any claim for unpaid benefits, for or on behalf of, any such Persons.

(c)    Schedule 3.4(c) contains a complete and accurate list of each pension, retirement, profit sharing, savings, stock option, restricted stock, severance, termination, bonus, fringe benefit, insurance, supplemental benefit, medical, education reimbursement or other employee benefit plan, including, without limitation, each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income

Security Act of 1974, as amended (“ERISA”), and all employment, severance or similar agreements, in any case, sponsored, maintained or contributed or required to be contributed to, or entered into by the Company or any trade or business, whether or not incorporated (an “ERISA Affiliate”), all of which together with the Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA, in each case, for the benefit of current or former directors or employees of the Company or any of its Subsidiaries (each, a “Plan”). There is no Plan that is sponsored solely by the Company or, except as set forth on Schedule 3.4(c) in respect of Subsidiaries doing business in Australia, any of its Subsidiaries. Complete and accurate copies of the following items relating to each Plan listed on Schedule 3.4(c) (except as otherwise indicated in Schedule 3.4(c)), where applicable, have been delivered to Parent or its representatives:

(i)    all material Plan documents and related trust agreements, including amendments thereto;

(ii)    the most recent determination letter received from the Internal Revenue Service (the “IRS”) with respect to each Plan that is intended to be qualified under Section 401 of the Code;

(iii)    the most recent summary plan description, summary of material modifications and all material communications to participants since January 1, 1999; and

(iv)    the three most recent Annual Reports (5500 Series), actuarial reports and accompanying schedules for each Plan.

(d)    Each of the Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has been determined by the IRS to be so qualified by the IRS and no event has occurred and no condition exists that is likely to adversely affect the qualification of any such Plan.

(e)    Neither the Company nor any Subsidiary of the Company nor any ERISA Affiliate has any liability with respect to a plan termination under Title IV of ERISA or a funding deficiency under Section 412 of the Code or Section 302 of ERISA. No condition exists that presents a risk to the Company, any Subsidiary of the Company or any ERISA Affiliate of incurring any liability under Section 302 or Title IV of ERISA, other than liability for premiums due the Pension Benefit Guaranty Corporation (“PBGC ”) (which premiums have been paid when due). Insofar as the representation made in this Section 3.4(e) applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which the Company or any ERISA Affiliate made, or was required to make, contributions during the five (5) year period ending on the last day of the most recent plan year ended prior to the Merger Closing Date.

(f)    No Plan that is a “single employer plan” within the meaning of Section 3(41) of ERISA is subject to Title IV or Section 302 of ERISA. No Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA.

(g)    Each Plan (including each Plan sponsored by an ERISA affiliate) has been operated and administered in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code.

(h)    No Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary of the Company for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, or (ii) death benefits under any “pension plan”.

(i)    Except as set forth in Schedule 3.4(i), the consummation of the Transactions will not, either alone or in combination with another event, (x) entitle any current or former director, employee or officer of the Company or any Subsidiary of the Company to severance pay or any other payment, or (y) accelerate the time of payment or vesting, or increase the amount of compensation due any such director, employee or officer.

(j)    There are no pending or threatened or anticipated claims by or on behalf of any Plan, by any employee or beneficiary covered under any such Plan, or otherwise involving any such Plan (other than routine claims for benefits).

(k)    The Club does not have any employees.

Section 3.5    Absence of Certain Changes or Events.

Except as expressly contemplated by this Agreement, since the Balance Sheet Date:

(a)    no events, changes, developments or circumstances which could reasonably be expected to have a Company Material Adverse Effect have occurred;

(b)    the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course of business consistent with past practice, except as disclosed on Schedule 3.5(b); and

(c)    neither the Company nor any of its Subsidiaries has taken any action or failed to take any action (or agreed to do so) that, if taken between the Balance Sheet Date hereof and the Effective Time, would constitute a violation of any of clauses (b) through (p) of Section 6.1 below, except as set forth on Schedule 3.5(c) (indicating thereon in respect of which clause of Section 6.1 such action is being disclosed).

Section 3.6    Absence of Undisclosed Liabilities.

Except as set forth on Schedule 3.6, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature (whether absolute, accrued or unaccrued, contingent, determined, determinable or otherwise), except:

(a)    for liabilities reflected (including those disclosed in the footnotes thereto) in the audited consolidated balance sheet of the Company (the “Balance Sheet”), as of December 31, 2001 (the “Balance Sheet Date”);

(b)    liabilities incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date;

(c)    liabilities which are immaterial to the Company and its Subsidiaries, taken as a whole; and

(d)    independent appraiser’s, accountants’, lawyers’ and financial advisors’ fees and expenses incurred in connection with the Transactions listed on Schedule 3.11.

Section 3.7    Litigation.

Except as set forth on Schedule 3.7, (i) there is no action, suit, inquiry, judicial, administrative or other proceeding or arbitration or investigation by or before any Governmental Authority (each, an “Action”) pending or, to the Company’s knowledge, threatened against or involving the Company or any of its Subsidiaries (including for purposes of this Section 3.7, the Clubs) or the directors, officers or employees of the Company or any of its Subsidiaries (x) which, if determined or resolved adversely to the Company or its Subsidiaries, could, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or (y) which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the Merger or any of the other Transactions, and (ii) neither the Company nor any such Subsidiary (including for purposes of this Section 3.7, the Clubs) is subject to any Order of any Governmental Authority which has had or may reasonably be expected to have a Company Material Adverse Effect or a Club Material Adverse Effect (as defined in Section 3.21 below).

Section 3.8    Real Property.

(a)    Schedule 3.8(a) sets forth a list of (i) each parcel of real property owned in fee simple (or with respect to real property located outside the United States, such other similar form of title as may be described in the title policy for such parcel identified on Schedule 3.8(a)) by the Company or any of its Subsidiaries (including all land, interests in buildings, structures, improvements and fixtures located thereon owned by either the Company or any such Subsidiary, collectively the “Owned Real Property”) and (ii) each leasehold or subleasehold estate in all real property presently leased by the Company or any of its

Subsidiaries, in each case as a lessee (including all leasehold or subleasehold estates and related rights to use or occupy any land, buildings (including sales kiosks), and improvements thereon, collectively the “Leased Real Property” and collectively with the Owned Real Property, the “Real Property”). The term Real Property does not include Vacation Credits (as defined in Section 3.20 below). The Real Property, together with all easements and other rights and interests appurtenant thereto, constitutes all of the real property owned, leased or occupied by the Company or any of its Subsidiaries in connection with the businesses of the Company and its Subsidiaries, other than Vacation Credits.

(b)    A complete and accurate copy of each lease under which the Company or any of its Subsidiaries is lessee, including all amendments, modifications and supplements relating thereto (collectively, a “Lease”), for each location of the Leased Real Property has been delivered or made available to Merger Sub or its representatives and all such Leases are itemized on Schedule 3.8(b). To the knowledge of the Company, the Company or applicable Subsidiary possesses and quietly enjoys all of the Leased Real Property.

(c)    With respect to each parcel of Owned Real Property, the Company or its Subsidiaries has good and marketable fee simple title (or with respect to real property located outside the United States, such other similar form of title as may be described in the title policy for such parcel identified on Schedule 3.8(a)), free and clear of all Liens and possessory interests of any other Person (other than Subsidiaries, Clubs or Associations), except Permitted Liens or as itemized on Schedule 3.8(c).

(d)    All of the Real Property is free from any use or occupancy restrictions, except Permitted Liens or, with respect to Leased Real Property, as provided in the applicable Lease.

(e)    Prior to the date hereof, the Company has furnished or made available to Parent or its representatives true and correct copies of all deeds, mortgages, surveys, licenses, leases, title insurance policies and permanent certificates of occupancy (or documents equivalent to certificates of occupancy in the jurisdiction where the Real Property is located) with respect to the Real Property that are in the possession of Company or its Subsidiaries.

(f)    To the knowledge of the Company and its Subsidiaries, there are no outstanding claims made by or against the Company or any applicable Subsidiary with respect to title or ownership of the Owned Real Property.

(g)    Except for Permitted Liens, neither the Company nor any of its Subsidiaries is obligated under or a party to, and none of the Real Property is subject to, any option, right of first refusal, right of first offer or other obligation to sell, transfer, dispose of, grant any interest in or lease any of the Real Property or any portion thereof or interest therein to any Person other than (x) the Company and its Subsidiaries, (y) rights held by the Clubs, Associations or VOI owners or (z) such leases, subleases, licenses, concessions or other agreements entered into by the Company or its Subsidiaries in the ordinary course of business.

(h)    To the Company’s or applicable Subsidiary’s knowledge, there is sufficient vehicular access to and from each parcel of Owned Real Property, except where the absence of access would not reasonably be expected to interfere with the intended business at such Owned Real Property.

(i)    None of the Company or any of its Subsidiaries has received any written notice of any pending, threatened or contemplated condemnation proceeding affecting the Owned Real Property or any part thereof or of any sale or other disposition of the Owned Real Property or any part thereof in lieu of condemnation.

(j)    Except as set forth on Schedule 3.8(j), all improvements upon or constituting a part of the Owned Real Property (including, but not limited to, the buildings, structures, fixtures, roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, elevator mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein) (the “Improvements”) are adequate for the purposes for which they are being or shall be put in the ordinary course of business. There are no facts or conditions affecting any of the Improvements which would interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the business of the Company and its Subsidiaries or which would not permit the Company or its Subsidiaries to convey such Improvements to the Club upon their completion.

(k)    The Company or its Subsidiaries are the holders of the lessee’s interest in each of the Leases free and clear of any Liens, other than Permitted Liens. With respect to each of the Leases, except as set forth on Schedule 3.8(k), and except as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (i) such Lease is legal, valid, binding, enforceable, in full force and effect and has not expired; (ii) the Transactions do not require the consent of any other party to such Lease (except for those lease consents to be obtained pursuant to Section 3.1(e)), will not result in a breach of or default under such Lease, or otherwise cause such Lease to cease to be legal, valid, binding, enforceable and in full force and effect following the Merger Closing; (iii) such Lease has not been amended, modified or supplemented; (iv) no security deposit or portion thereof deposited with respect to such Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full; (v) except as may be disclosed in any Lease, the Company and its Subsidiaries do not owe, nor will they owe in the future, any brokerage commissions or finder’s fees with respect to such Lease which is not paid; (vi) the other party to such Lease, except where such other party is the Company, Subsidiaries, Clubs or Associations, is not an affiliate of, and otherwise does not have any economic interest in, the Company and its Subsidiaries; (vii) the Company and its Subsidiaries have not assigned, subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof, except for Permitted Liens; (viii) the Company and its Subsidiaries have not collaterally assigned or granted any other security interest in such Lease or any interest therein, except for Permitted Liens; (ix) there are no Liens on the estate or interest created by such Lease, except for Permitted Liens; and (x) such Lease constitutes the entire agreement between the landlord named therein and the Company and/or Subsidiary party thereto with respect to the Leased Real Property described therein.

(l)    None of the Company nor any of its Subsidiaries nor, to the knowledge of the Company or applicable Subsidiary, any of the landlords under the Leases, is in default (past applicable notice and cure periods) in the keeping, observing or performing of any term, covenant, agreement, provision, condition or limitation contained in the Leases on the part of the Company, any such Subsidiary or any such landlord to be observed and/or performed thereunder and no act has been committed or event or circumstance exists which, with notice or lapse of time, or both, could constitute a default in the keeping, observing or performing by the Company, any such Subsidiary or any such landlord of any term, covenant, agreement, provision, condition or limitation contained in the Leases on the part of the Company, any such Subsidiary or any such landlord to be observed and/or performed, except for such defaults as would not, individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect. All rent and other sums and charges due and payable beyond any applicable grace period by the Company or any Subsidiary of the Company under each of the Leases have been paid or such sums and charges are being disputed in good faith.

(m)    The schedule attached hereto as Schedule 3.8(m) (the “Construction Schedule”) is a true, correct and complete list of all Construction Contracts to which the Company or any of its Subsidiaries are a party with respect to any present or contemplated construction by the Company or any Subsidiary on the Real Property with amounts paid and/or payable from and after the Balance Sheet Date in excess of $100,000 for which no certificate of occupancy has been obtained (each, a “Construction Project ”). The Construction Schedule completely and accurately lists (i) all Construction Projects; (ii) the most recent budget prepared by the Company in the ordinary course of business for the costs, including hard and soft costs to the extent included in the budget in the Company’s ordinary course of business, necessary to complete each Construction Project in the manner contemplated by the Construction Contracts identified on Schedule 3.8(m), and (iii) the most recent schedule for each Construction Project prepared by the Company in the ordinary course of business showing all milestone dates and the anticipated “Completion Date” of such Construction Project. As used herein, with respect to any Construction Project, the term “Completion Date” shall mean the date the Resort being built or developed under each respective Construction Contract is currently scheduled to be transferred to the Club, as set forth on Schedule 3.8(m) hereto. As used herein,

“Construction Contracts” shall mean any and all development agreements, master architectural contracts and general contractor agreements for the design, construction and development of any portion of a Construction Project at the Real Property. Except as set forth on the Construction Schedule, the Company and its Subsidiaries have not executed any Construction Contract for the Construction Projects which would be binding on the Company or any of its Subsidiaries or would otherwise remain in effect with respect the Real Property subsequent to the Stock Purchase Closing. The Construction Contracts on Schedule 3.8(m) are in full force and effect and to the Company’s knowledge, there are no present defaults by either party thereto and there are no facts or circumstances which, with or without the passage of time or both, would result in a breach of any of the terms thereof.

(n)    To the knowledge of the Company or applicable Subsidiary, there are no facts or circumstances that will prevent any Construction Project from being completed in accordance with the Construction Contracts and all applicable Laws without Material Variation on or before the Completion Date for such Construction Project set forth in the Construction Schedule, except to the extent arising from or relating to force majeure events, including without limitation circumstances beyond the reasonable control of the Company or the applicable Subsidiary.

(o)    Each timeshare or condominium declaration related to a Resort (as defined in Section 3.20 below) in which Fractional Interests (as defined in Section 3.20 below) have been or are being sold by the Company or any of its Subsidiaries that is required to be filed in the real estate records of the county or other local jurisdiction in which such Resort is located has been properly filed and recorded with the appropriate county or other local jurisdiction office in which the respective Resort is located, except for any failures to be so filed or recorded which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect.

Section 3.9    Exempt Assets.

The Company and its Subsidiaries are engaged in the business of developing, selling and financing time share units; the Company and its Subsidiaries manage time share units exclusively for resorts that have been deeded over to the Clubs or in which the Clubs own timeshare units; the Company and its Subsidiaries own undeveloped property that has not generated revenues of $5,000,000 or more in the last three (3) years; and the fair market value of any assets of the Company and its Subsidiaries (other than assets attributed to or engaged in the foregoing activities) does not exceed $50,000,000. The Company acknowledges that Parent and Merger Sub are entering into this Agreement in reliance upon the valuation of the Company’s and its Subsidiaries’ assets provided by the Company as set forth in this Section 3.9.

Section 3.10    Contracts.

Except as set forth on Schedule 3.10 (with each Contract listed thereon indicating the subsection(s) of this Section 3.10 in respect of which it is being disclosed), none of the Company, any of its Subsidiaries or either Club is a party to or bound by (i) any Contract relating to the incurring of indebtedness for borrowed money in excess of $1,000,000 (it being understood that the aggregate indebtedness of the Company and its Subsidiaries, taken as a whole, for borrowed money under Contracts not listed on Schedule 3.10(i) does not exceed $1,000,000), (ii) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iii) any non-competition Contract or any other Contract which limits the manner in which, or the localities in which, all or any material portion of the business of the Company, any of its Subsidiaries or either Club is or may be conducted, or any material Contract that contains a “most favored nation” clause, (iv) any Contract providing for the indemnification by the Company, a Subsidiary of the Company or a Club of any Person, except (for the sake of clarity, other than pursuant to any Contract for the sale or transfer of real property to any Person other than a Club) a Contract entered into in the ordinary course of business, (v) any joint venture or partnership Contract or material marketing alliance or similar Contract, (vi) any Contract that limits or purports to limit the ability of the Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets having an aggregate value in excess of $500,000, (vii) any Contract providing for future payments that are conditioned, in whole or in part, on a change of control of the Company or any of its subsidiaries, (viii) any Contract pursuant to which any Person (other than the Company or any of its Subsidiaries), is entitled to sell VOIs, (ix) any employment Contract or any Contract that contains any severance pay or post-employment liabilities or obligations, (x) any affiliation Contract with a timeshare exchange company or other resort affiliation agreement, (xi) as to the Clubs, any agreement other than the type of agreement enumerated in the Clubs’ bylaws as being of the kind which the Clubs may enter into without the approval of its Members, (xii) any Contract with (A) Majority Shareholder or any of its affiliates other than the Company and its Subsidiaries or, (B) in the case of the Company and its Subsidiaries, either Club, (xiii) any Contract involving the purchase or sale of more than $1,000,000 in principle amount of VOI Receivables (as defined in Section 3.11 below), or (xiv) involve the annual payment or receipt by or to the Company, any such Subsidiary or either Club of more than $1,000,000 including any Contract for the construction or development of any Resort (as defined in Section 3.20 below)(a “Construction Contract”) or (xv) any Contract not made in the ordinary course of business which, (A) as to the Company and its Subsidiaries, is material to the Company and its Subsidiaries taken as a whole or, as to the Clubs, is material to the Clubs, or (B) which would prohibit or delay the consummation of the Merger or any of the other Transactions (the Contracts of the type described in clauses (i) through (xv) being referred to herein as “Material Contracts”); provided, however, that for purposes of clauses (v), (x) and (xiv) and (xv)(A) a Contract that may be terminated by the Company without liability on less than ninety-one (91) days notice shall not be deemed a Material Contract. Complete and accurate copies of the Material Contracts have been provided or made available to Parent or its representatives. Except as set forth on Schedule 3.10 each of the Material Contracts is a legal, valid and binding obligation of the Company, the applicable Subsidiary or applicable Club, enforceable by and against it in accordance with its terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar applicable Law of general application affecting enforcement of creditors’ rights and as limited by general principles of equity that restrict the availability of equitable remedies). None of the Company, any Subsidiary of the Company or any Club, or, to the Company’s knowledge, any of the other parties thereto are in default in respect of any such Material Contract.

Section 3.11    VOI Receivables.

(a)    The VOI Receivables (as defined below) and other accounts receivable owned or serviced by each of the Company or any Subsidiary of the Company reflected in the Balance Sheet and the most recent applicable Unconsolidated Subsidiaries Statements and reflected on the books of the Company and its Subsidiaries for subsequent periods are, except to the extent reserved against thereon (“Reserves”) (which Reserves have been determined based upon actual prior and current experience, are consistent with prior practices and are reasonably adequate) valid, genuine and subsisting, arise out of bona fide sales and deliveries of VOIs, performance of services or other business transactions relating to the sales of VOIs and (except for such as, in the aggregate, would not result in Reserves being inadequate) are not subject to defenses, setoffs, counterclaims, refunds or rights of rescission. Except as set forth in Schedule 3.11, all VOI Receivables owned by the Company and its Subsidiaries are owned free and clear of all Liens. “VOI Receivables” means Vacation Credits Notes Receivable together with Mortgages, each as hereinafter defined. “Vacation Credit Notes Receivables” means any installment sales contracts (including any “retail installment contract/vacation owner agreement” of the type referred to in Section 3.11(d)(i) below) (such Contracts, “Installment Sales Contracts”) creating a purchaser’s beneficial or equitable interest in, or (except for the Club’s lien for non-payment of dues or assessments) first and prior lien on, a Vacation Credit and evidencing and/or securing the obligation to pay to the Company or a Subsidiary of the Company all or any portion of the purchase price of a Vacation Credit (and the obligation to pay to a Club the fees assessed in respect of Membership in the Club). “Mortgage” means any contracts for deed, deeds of trust, conditional sale contracts, mortgages or similar security instruments and all related documents and instruments (including, without limitation, any security agreements entered into in connection with or constituting a part of any purchase agreement or any installment sales contract relating to the sale of a Fractional Interest) creating a Lien on or security interest in a Fractional Interest and securing a loan to acquire a Fractional Interest.

(b)    All “Inventories” reflected on the Balance Sheet relating to VOIs are so reflected at the lower of cost or market value (taking into account the usability or salability thereof), in accordance with GAAP.

(c)    Section 3.11(c) of the Company Disclosure Schedule sets forth as of December 31, 2001, (i) the aggregate amount of VOI Receivables owned or serviced by each of the Company and its Subsidiaries; (ii) the weighted average maturity of such VOI Receivables; (iii) their weighted average interest; and (iv) the historical nonperformance rate of such VOI Receivables since inception of the various VOI Receivables pools referred to on Schedule 3.11(c).

(d)    The Company has delivered or made available to Parent complete and accurate copies of the forms of all (i) VOI retail installment agreements, including vacation ownership agreements, contracts for deed and any other form of purchase agreement relating to the conveyance of a VOI and the creation of a VOI Receivable, (ii) credit applications, (iii) timeshare instruments, (iv) owner’s acknowledgments, (v) good faith estimate of closing costs, (vi) loan servicing disclosure statements, (vii) HUD-I settlement statements, (viii) deeds, (ix) conveyance, exchange and transfer agreements with respect to upgrade sales, (x) existing owner’s upgrade/add-on acknowledgments, (xi) authorization agreements for pre-approved payments (ACH debits), (xii) upgrade addendums, (xiii) termination of Vacation Credits or timeshare interests, (xiv) mortgages or deeds of trust, (xv) promissory notes, and (xvi) security agreements used in each jurisdiction in connection with the sale of VOIs (collectively, the “VOI Consumer Documents”). The VOI Consumer Documents, in substantially the forms delivered, are the only documents currently used by the Company and its Subsidiaries or permitted by the Company or its Subsidiaries to be used by others in connection with the sale of VOIs. Except as set forth on Schedule 3.11(d), the VOI Consumer Documents underlying or related to a VOI Receivable meet all material requirements of applicable VOI Laws.

(e)    Each Vacation Credit Note Receivable is evidenced by an Installment Sales Contract which is effective in creating a purchaser’s beneficial or equitable interest in, or first and prior lien on, a Vacation Credit and evidencing and/or securing such purchaser’s obligation to pay to the Company or a Subsidiary of the Company the portion of the purchase price of a Vacation Credit (and the obligation to pay to a Club the fees assessed in respect of membership in such Club) indicated in such Installment Sales Contract, except for such failures to be so effective as, in the aggregate, would not result in Reserves being inadequate. Each Mortgage which requires recordation to perfect the interest in the related Fractional Interest has been properly recorded or is in the process of being recorded in the appropriate jurisdiction and is in compliance with all applicable Laws of the jurisdiction in which the related Fractional Interest is located, and all costs, fees, and expenses, including, where applicable, recording fees, documentary stamps and intangible taxes due in connection with the filing of each Mortgage that has been filed, have been paid, except for any failures to pay costs, fees and expenses as, in the aggregate, would not result in Reserves being inadequate.

Section 3.12    Licenses; Compliance with Laws.

(a)    The Company and its Subsidiaries hold all licenses, franchises, exemptions, permits, approvals and authorizations reasonably necessary (the “Permits”) for the operation of their respective businesses as presently conducted, except as set forth on Schedule 3.12(a). The Company and the Subsidiaries are in compliance with the terms of such Permits, except for instances of possible noncompliance that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. All VOI Registrations, material Permits relating to current Construction Projects and other Permits the absence of which would significantly impair or interfere with the ability of the Company or any of its Subsidiaries to conduct their businesses in the manner heretofore conducted are listed on Schedule 3.12(a).

(b)    The Company and its Subsidiaries and, to the Company’s knowledge, each Person acting as an agent of the Company and its Subsidiaries, are in compliance with all federal, state, local and foreign Laws having the purpose or effect of prohibiting unlawful discrimination against customers or potential customers and, to the Company’s knowledge, neither the Company nor any of its Subsidiaries has received any complaints from any Person or Governmental Authority that the Company or any of its Subsidiaries or any Person acting as an agent of the Company or any of its Subsidiaries has engaged in any unlawful discrimination.

(c)    Except as set forth on Schedule 3.12(c), the Company and all of its Subsidiaries (including, without limitation, all Real Property) are in compliance in all material respects with all laws, statutes, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions of any Governmental Authority (collectively, “Laws”), except for instances of possible noncompliance that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect. No written notice, charge, claim, action or assertion has been received by the Company or any of its Subsidiaries and, to the Company’s knowledge, no written notice, charge, claim, action has been filed, commenced or threatened against the Company or any of its Subsidiaries or any portion of the Real Property alleging any violation of any Laws, except for instances of possible noncompliance that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.13    Environmental Matters.

(a)    Except as set forth on Schedule 3.13(a), the Company, its Subsidiaries (including, for purposes of this Section 3.13, the Clubs) and their respective businesses are in material compliance with all applicable Environmental Laws, which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Except as set forth on Schedule 3.13(a), none of the Company or any of its Subsidiaries has received any communication (written or, to the knowledge of the Company oral), whether from a Governmental Authority, citizens group, employee or otherwise, that alleges that any of the Company, its Subsidiaries or their respective businesses are not in material compliance with applicable Environmental Laws, and to the Company’s knowledge, there are no circumstances that may reasonably be expected to prevent or interfere with such material compliance in the future. All material permits and other governmental authorizations currently held by the Company or any of its Subsidiaries pursuant to the Environmental Laws are identified in Schedule 3.13(a).

(b)    Except as set forth on Schedule 3.13(b), there is no material Environmental Claim pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries, or against any Person whose liability for any Environmental Claim the Company or any such Subsidiary has retained or assumed either contractually or by operation of Law.

(c)    Except as set forth on Schedule 3.13(c), to the Company’s knowledge, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge or disposal of any Material of Environmental Concern, that could reasonably be expected to form the basis of any material Environmental Claim against the Company or any of its Subsidiaries or against any Person whose liability for any Environmental Claim the Company or any such Subsidiary has retained or assumed either contractually or by operation of Law.

(d)    Without in any way limiting the generality of the foregoing, (i) all wastes disposed of by the Company or any of its Subsidiaries that are or should have been manifested under RCRA or an equivalent state law are identified on Schedule 3.13(d), (ii) all underground storage tanks, and the capacity and contents of such tanks, located on property owned by the Company or any of its Subsidiaries, as well as those underground storage tanks that are operated or managed by the Company or any of its Subsidiaries on property operated or leased by the Company or any of its Subsidiaries are identified on Schedule 3.13(d), (iii) except as set forth on Schedule 3.13(d)(iii), to the knowledge of the Company there is no asbestos contained in or forming part of any building, building component, structure or office space owned, operated or leased by the Company or any of its Subsidiaries, (iv) except as set forth on Schedule 3.13(d)(iv), no polychlorinated biphenyls (PCB’s) are used or stored at any property owned, operated or leased by the Company or any of its Subsidiaries, (v) except as set forth on Schedule 3.13(d)(v), the knowledge of the Company, there is no mold, yeast, fungi or similar biological agent toxic to human health, whether visible or invisible or hidden, that exceeds permissible regulated limits, requires remediation or abatement under Environmental Laws, or for which the Company or any of its Subsidiaries may have liability under Environmental Laws contained in or forming any part of any building, building component, structure or office space owned, operated or leased by the Company or any of its Subsidiaries, and (vi) all properties formerly owned or operated by the Company, or any present or former Subsidiary, or predecessor thereof are identified on Schedule 3.13(d).

(e)    The Company has provided to Parent all assessments, reports, data, results of investigations or audits, or other information that is in the possession of, or reasonably available to the Company relating to environmental matters at, or the environmental condition of, the Real Property and the Club Real Property.

(f)    The Company is not required under state, or to the knowledge of the Company, local Environmental Laws by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effect iveness of any transactions contemplated hereby, (i) to perform a site assessment for Materials of Environmental Concern, (ii) to remove or remediate Materials of Environmental Concern, (iii) to give notice to or receive approval from any governmental authority, or (iv) to record or deliver to any person or entity any disclosure document or statement pertaining to environmental matters.

(g)    For purposes of this Agreement:

(i)    “Environmental Claim” means any claim, action, cause of action, investigation or notice (written or, to the knowledge of the Company, oral) by any Person alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, or release into the environment or human exposure to any Material of Environmental Concern at any location, whether or not owned by the Company or any of its Subsidiaries or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

(ii)    “Environmental Laws” means all federal, interstate, state, local and foreign Laws relating to pollution or protection of human health and safety (excluding non-environmental related provisions of the federal Occupational Safety and Health Act and similar Laws affecting worker safety) or the environment (including, without limitation, ambient air, surface water, ground water, land surface, subsurface strata or natural resources), including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

(iii)    “Materials of Environmental Concern” means chemicals, pollutants, contaminants, wastes, toxic or hazardous substances, petroleum and petroleum products, radioactive materials, asbestos or asbestos-containing materials, polychlorinated biphenyls, lead or lead-based paints or materials, radon, or toxic mold, toxic fungi, toxic yeast or other substances that are regulated or which the Company or any of its Subsidiaries may have liability under any Environmental Law.

Section 3.14    Tax Matters.

(a)    Except as set forth on Schedules 3.14(a)(i) through (a)(xvi):

(i)    The Company and each of its Subsidiaries has (x) timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it (giving effect to all valid extensions of due dates) other than Tax Returns that the failure to have filed could not reasonably be expected to, individually or in the aggregate, be material to the Company and/or its Subsidiaries and all Tax Returns are true, correct and complete in all material respects and (y) paid in full all Taxes required to be paid by it other than Taxes that the failure to have paid could not reasonably be expected to, individually or in the aggregate, be material to the Company and/or its Subsidiaries.

(ii)    The Company Balance Sheet has accrued all unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP, and since the date of the Company Balance Sheet, neither the Company nor its Subsidiaries has accrued any liabilities for Taxes other than Taxes incurred in the ordinary course of business.

(iii)    There are no liens for Taxes upon any assets of the Company or any of its Subsidiaries, except statutory liens for Taxes not yet due and payable.

(iv)    No deficiency for any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries that has not been resolved and paid in full. No waiver, extension or comparable consent given by the Company or any of its Subsidiaries regarding the application of the statute of limitations with respect to any Taxes or Tax Return is currently in effect, nor is any request for any such waiver or consent pending.

(v)    The Company and each of its Subsidiaries has properly filed all informational Tax Returns (including Form 1099) required to be filed by it.

(vi)    The Company and each of its Subsidiaries has complied with all applicable Laws relating to the withholding of Taxes and has timely withheld and paid over to the relevant Tax authority all amounts required to be so withheld and paid over for all periods under all applicable Laws, including withholding in connection with payments to employees, independent contractors, creditors, shareholders, partners or other third parties.

(vii)    None of the Company or any of its Subsidiaries has granted any power of attorney which is currently in force with respect to Taxes or Tax Returns.

(viii)    There are no federal, state, local or foreign audits, actions, suits, or other administrative or court proceedings relating to Taxes or any Tax Returns of the Company or any of its Subsidiaries now pending, and none of the Company or any of its Subsidiaries has received any written notice of any proposed audits, actions, suits, or other administrative or court proceedings relating to Taxes or any Tax Returns.

(ix)    None of the Company or any of its Subsidiaries has agreed and/or is required to make any adjustments under section 481(a) of the Code (or any similar provision of state, local or foreign Law) by reason of a change in accounting method or otherwise for any Tax period for which the applicable federal statute of limitations has not yet expired.

(x)    None of the Company or any of its Subsidiaries has received or requested (directly or indirectly through Majority Shareholder) a ruling from any Tax authority. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign Law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(xi)    None of the Company or any of its Subsidiaries has filed a consent pursuant to section 341(f) of the Code to have section 341(f)(2) of the Code apply to the disposition of a “subsection (f) asset” (as such term is defined in section 341(f)(4) of the Code) owned by the Company or any of its Subsidiaries.

(xii)    No jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return has made a claim that the Company or any of its Subsidiaries, as the case may be, is required to file a Tax Return for such jurisdiction.

(xiii)    The deduction of any amount payable or benefit provided pursuant to the terms of any plan, agreement or arrangement, whether written or oral, of the Company or any of its Subsidiaries will not be subject to disallowance under section 162(m) or section 280G of the Code.

(xiv)    No Person is entitled to receive any “gross-up” payment from the Company or any of its Subsidiaries in the event that the excise Tax of section 4999(a) of the Code is imposed on such Person.

(xv)    None of the Company or any of its Subsidiaries (i) is a party to, is bound by or has any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement (collectively, “Tax Sharing Agreement”) and (ii) has any potential liability or obligation to any Person as a result of, or pursuant to, any such Tax Sharing Agreement.

(xvi)    Neither the Company nor any of its Subsidiaries has participated in an international boycott within the meaning of Section 999 of the Code.

(b)    The Company is not and has not been a real property holding corporation within the meaning of section 897(c)(2) of the Code during the applicable periods specified in such section.

(c)    Neither the Company nor any of its Subsidiaries has taken, failed to take or agreed to take any action or knows of any fact, circumstance, plan or intention that is or would be reasonably likely to prevent the purchases of Company Common Stock pursuant to the Stock Purchase Agreement and the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(d)    Except as set forth on Schedule 3.14(d), none of the Company or any of its Subsidiaries has been a member of any federal, state, local or foreign consolidated, unitary, combined or similar group.

(e)    Other than any Tax Returns which have not yet been required to be filed, true and correct copies of the United States federal income Tax Return and any state, local or foreign Tax Return for any jurisdiction that represents five percent (5%) or more of the aggregate taxable income of the Company and its Subsidiaries as filed by the Company and any of its Subsidiaries for each of the taxable years ended December 31, 2000, 1999, 1998, and 1997 have been made available to Parent or its representatives.

(f)    True and correct copies of each of the following have been made available to Parent or its representatives: (i) all audit reports, letter rulings and technical advice memoranda and similar documents issued by a Governmental Authority since 1996 relating to the United States federal, state, local or foreign Taxes due from or with respect to any of the Company or any of its Subsidiaries and (ii) any closing agreements entered into by any of the Company or any of its Subsidiaries with any Tax authority since 1996.

(g)    As used in this Agreement, (i) “Tax” or “Taxes” means (x) any and all taxes, assessments, customs, duties, levies, fees, tariffs, imposts, deficiencies and other governmental charges of the same or of a similar nature (including, but not limited to, taxes on or with respect to net or gross income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, real property transfer, transfer gains, inventory, capital stock, license, payroll, employment, social security, unemployment, severance, occupation, real or personal property, estimated taxes, rent, excise, occupancy, recordation, bulk transfer, intangibles, alternative minimum, doing business, withholding and stamp), together with any interest thereon, penalties, fines, damages costs, fees, additions to tax or additional amounts with respect thereto, imposed by the United States (federal, state or local) or other applicable jurisdiction; (y) any liability for the payment of any amounts described in (x) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group or as a result of transferor or successor liability and (z) any liability for the payments of any amounts as a result of being a party to any tax sharing agreement or as a result of any obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (x) or (y); (ii) “Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed by, or on behalf of, the Company in respect to any Taxes; and (iii) “Treasury Regulations” means the treasury regulations (including temporary regulations) promulgated under the Code, including successor provisions thereof.

Section 3.15    Associations.

(a)    Each timeshare or other form of owner’s club or association organized or managed by the Company, a Club or any of their Subsidiaries is listed on Schedule 3.15(a) (each, an “Association”) and is duly organized, legally existing, and in good standing under the laws of the jurisdiction of its incorporation or organization and is in compliance in all material respects with all applicable VOI Laws except where the failure to be so (i) would not have a material adverse effect on the liabilities of the relevant Association or (ii) would have a material adverse effect on the liabilities of the relevant Association for which the Club or the Company, as the case may be, would not be responsible. The books and records of each Association are complete, true and correct in all material respects, and all funds collected from VOI owners or the Club and others on behalf of the Associations have been properly accounted for in all material respects and expended in all material respects for such purposes as are authorized under the certificate or articles of incorporation, as the case may be, or bylaws of the applicable Association. For purposes of this Agreement, an Association is managed by the Company, any of its Subsidiaries or a Club if the Company, any of its Subsidiaries or a Club (x) has the statutory right to elect or appoint a majority of the members of the Association’s board of governors or directors or other governing body or (y) is directly or indirectly a party to a management contract with the Association.

(b)    Complete, true and correct copies of the most recent unaudited yearly financial statements and interim unaudited financial statements of each Association have been made available to Merger Sub or its representatives. Such financial statements adequately reflect the financial condition in all material respects of each Association as of the dates indicated, and there have been no changes to any of the Association’s financial conditions since the date of the respective Association’s most recent financial statements which, individually or in the aggregate would reasonably be expected to have a Company Material Adverse Effect.

(c)    The boards of governors of each of the Associations have the authority to levy the assessments to cover the costs of maintaining and operating the applicable Club Resort. Each of the Associations is solvent, and currently levied assessments payable by owners of the units comprising such Association are adequate to cover the costs of maintaining and operating the Club Resorts and to establish and maintain adequate reserves for deferred maintenance and capital improvements as set forth in the budget approved by such Association, in accordance with the certificate or articles of incorporation, as the case may be, or bylaws of each Association and applicable VOI Laws. There are no events which currently exist or are reasonably foreseeable which could give rise to a material increase in such costs, considered in the aggregate.

(d)    Except as set forth on Schedule 3.15(d), the Tax Returns of each Association have been timely filed (giving effect to all extensions) and are complete, true and correct, and copies of such Tax Returns for the most recent tax year have been delivered, or will be delivered as promptly as practicable after the date hereof to Parent or its representatives except for such failures as, individually or in the aggregate, would not reasonably be expected to be material to the Company and/or its Subsidiaries.

(e)    The management agreements between each Association and the Company, Subsidiary of the Company or Club are valid and in full force and effect and the Company, its Subsidiaries and the Clubs and are in compliance in all material respects with the terms of each such agreement. None of the Company, its Subsidiaries or the Clubs has received notification of termination of any such management agreement.

Section 3.16    Intellectual Property.

(a)    Except as set forth on Schedule 3.16(a), the Company and its Subsidiaries own or possess licenses or other legally enforceable rights (free and clear of any Liens) to use all Intellectual Property reasonably necessary to carry on its business as currently conducted by them by them and. To the knowledge of the Company, such Intellectual Property does not conflict with, infringe upon, misappropriate or otherwise violate any Intellectual Property of others. For purposes of this Agreement, the term “Intellectual Property” means any trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing (collectively, “Trademarks”); patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); copyrights (including any registrations and applications for any of the foregoing); Software; “mask works” (as defined under 17 U.S.C. Section 901) and any registrations and applications for “mask works”; technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies (collectively, “Trade Secrets”); and rights of publicity and privacy relating to the use of the names, likenesses, voices, signatures and biographical information of real persons. For purposes of this Agreement, the term “Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) databases and compilations, including any and all data and collections of data, and (c) all documentation, including user manuals and training materials, relating to any of the foregoing.

(b)    Schedule 3.16(b) sets forth, for the Intellectual Property owned by the Company or any of its Subsidiaries, a complete and accurate list of all U.S. and foreign (i) trademark registrations (including Internet domain registrations), trademark applications, and material unregistered trademarks; (iii) copyright registrations, copyright applications, and material unregistered copyrights; and (iv) Software (other than readily available off-the-shelf commercial software programs) which are owned, licensed, leased, by the Company or any of its Subsidiaries, describing which Software is owned, licensed, or leased, as the case may be.

(c)    Schedule 3.16(c) sets forth a complete and accurate list of all material agreements (whether oral or written, and whether between the Company, Subsidiaries and third parties or inter-corporate) to which the Company or any of its Subsidiaries is a party or otherwise bound and necessary to carry on its businesses as currently conducted, (i) granting or obtaining any right to use or practice any rights under any Intellectual Property (other than licenses for readily available off-the-shelf commercial software programs having an acquisition price of less than $10,000 per license or seat), or (ii) restricting the Company’s or any of its Subsidiaries’ rights to use any Intellectual Property, including license agreements, development agreements, distribution agreements, settlement agreements, consent to use agreements, and covenants not to sue (collectively, the “License Agreements”). The License Agreements are valid and binding obligations of all parties thereto, enforceable in accordance with their terms, and there exists no event or condition which will result in a violation or breach of, or constitute (with or without due notice of lapse of time or both) a default by any party under any such License Agreement. None of the Company or any of its Subsidiaries have licensed or sublicensed its rights in any material Intellectual Property other than pursuant to the License Agreements. No material royalties, honoraria or other fees are payable by the Company or any of its Subsidiaries to any third parties for the use of or right to use any Intellectual Property except pursuant to the License Agreements.

(d)    Except as set forth on Schedule 3.16(d):

(i)    The Intellectual Property owned by the Company, or any of its Subsidiaries and, to the Company’s knowledge, any Intellectual Property used by the Company or any of its Subsidiaries, is subsisting, in full force and effect.

(ii)    There is no pending or, to the Company’s knowledge, threatened claim, suit, arbitration or other adversarial proceeding before any court, agency, arbitral tribunal, or registration authority in any jurisdiction involving the Intellectual Property owned by the Company or any of its Subsidiaries, or, to the Company’s knowledge, the Intellectual Property licensed to the Company or any of its Subsidiaries, alleging that the activities or the conduct of the Company’s or any of its Subsidiaries’ businesses infringe upon, violate or constitute the unauthorized use of the intellectual property rights of any third party or challenging the Company or any of its Subsidiaries’ ownership, use, validity, enforceability or registrability of any Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, or orders or similar obligations other than the License Agreements which (1) restrict the Company’s or any of its Subsidiaries’ right to use any Intellectual Property, (2) restrict the Company’s or any of its Subsidiaries’ businesses in order to accommodate a third party’s intellectual property rights or (3) permit third parties to use any Intellectual Property owned or controlled by the Company or any of its Subsidiaries.

(iii)    To the Company’s knowledge, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned or used by the Company or any of its Subsidiaries’ and no such claims, suits, arbitrations or other adversarial proceedings have been brought or threatened against any third party by the Company or any of its Subsidiaries’.

(iv)    No current or former partner, director, officer, employee or consultant of the Company or any of its Subsidiaries (or any of their respective predecessors in interest) will, after giving effect to the Transactions, own or retain any rights to use any of the Intellectual Property owned or used by the Company or any of its Subsidiaries.

(v)    With respect to the Software set forth in Schedule 3.16(a) which the Company purports to own, such Software was either developed (x) by employees of the Company or any of its Subsidiaries within the scope of their employment or (y) by independent contractors who have assigned their rights to the Company or any of its Subsidiaries pursuant to written agreements. The Company shall have obtained prior to the Merger Closing appropriate assignment of Intellectual Property agreements from all current members of its IT staff.

Section 3.17    Affiliated Transactions.

Except as set forth on Schedule 3.17 and for compensation and benefits arrangements in the ordinary course of business as disclosed on Schedule 3.4, no holder of more than five percent (5%) of the Company Common Stock, officer or director of the Company or any Subsidiary of the Company or of either Club, or any affiliate of any of the foregoing (other than the Company and its Subsidiaries) (i) has borrowed or loaned money or other property to the Company or any Subsidiary of the Company or any Club which has not as of the date hereof been repaid or returned; (ii) has any direct or indirect material interest in any Person which is a customer of goods or services provided by or supplier of goods or services provided to the Company, any Subsidiary of the Company or any Club, which Person’s purchases or sales of such goods and services in any of the past two (2) fiscal years exceeded or whose business in fiscal 2002 is expected to exceed $60,000 per year; or (iii) is party to any other agreement, transaction or business relationship with the Company (other than this Agreement) or any of its Subsidiaries or any Club.

Section 3.18    Insurance.

Schedule 3.18 sets forth a list of all material insurance policies covering the properties and activities of the Company, its Subsidiaries and their respective businesses. All such policies are in full force and effect and shall be kept in full force and effect in the ordinary course of business. Neither the Company nor any Subsidiary of the Company has received any notice of cancellation or non-renewal with respect to such policies. Neither the Company nor any Subsidiary of the Company is in default with respect to its obligations under such insurance policies. Except as set forth on Schedule 3.18, neither the Company nor any Subsidiary of the Company has been refused any insurance coverage obtained for the purpose of protecting and insuring against any material loss or exposure, nor has any such coverage been limited or cancelled by any insurance carrier to which the Company or any such Subsidiary has applied for any such insurance or with which the Company or any such Subsidiary has carried insurance, nor has there been any significant increase in the premiums paid under any such policy during the past five (5) years. All such insurance policies provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, including construction projects. Schedule 3.18 identifies those pending (or threatened) Actions with respect to which an insurance carrier has denied coverage or has advised the Company or the relevant Subsidiary that it is defending such claim under reservation of rights and which, if determined or resolved adversely to the Company or its Subsidiaries, could, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries.

Section 3.19    Assets.

Except as set forth in Schedule 3.19, (and except for Real Property, which is the subject of Section 3.8 above, and VOIs, which are the subject of Section 3.20 below), the Company and its Subsidiaries have good and valid title to all of their properties and assets owned by them, free and clear of all Liens, except for (i) Permitted Liens and (ii) Liens which do not, and are not reasonably likely to, impair in any material respect the ability of the Company and its Subsidiaries, taken as a whole, to conduct their business in the manner in which such business is presently conducted. “Permitted Liens” means (whether or not recorded in the public land records or filed in other public records) (i) statutory Liens for Taxes, assessments or charges of any Governmental Authority imposed by Law that are not yet due and payable, (ii) Liens which are purchase money Liens arising in the ordinary course of business for amounts which are not in default; (iii) carriers’, warehousemen’s, mechanics, landlords’, materialmen’s, repairmen’s or other similar Liens arising under Law (x) for amounts not yet due and payable, (y) that are bonded or (z) that are being contested in good faith and by appropriate proceedings and in respect of which adequate reserves are maintained in accordance with GAAP; (iv) easements, rights-of-way, covenants, conditions, reservations, encroachments, restrictions, encumbrances, consents, variations, zoning, subdivision and other applicable Laws which do not, individually or in the aggregate, materially impair the present or contemplated use or materially detract from the value of the relevant asset; (v) Liens and other matters disclosed in the title policies existing as of the date hereof and provided to or made available to Parent or Merger Sub by the Company or its Subsidiaries on or before the date hereof; (vi) Liens securing obligations shown as liabilities on the Balance Sheet or in the financial statements of the Company and its Subsidiaries included in the Company SEC Documents which Liens are described to in the notes to such financial statements; and (vii) amendments, extensions, renewals or replacements of any Lien referred to in clauses (i) through (vi) above, to the extent that the scope, duration and effect of the Lien so amended, extended, renewed or replaced remains the same in all material respects.

Section 3.20    Resorts; VOIs.

(a)    Set forth on Schedule 3.20(a)(i) are (i) all the resorts (the resorts described in clause (x) together with the Club Resorts, the “Resorts”) (x) in which the Company or any of its Subsidiaries owns Fractional Interests (or, for purposes of Section 3.8(o), has sold within the past five (5) years Fractional Interests) or (y) which are owned or leased by one of the Clubs (“Club Resorts”) and in respect of which Vacation Credits have been created for sale by the Company or any of its Subsidiaries. Set forth on Schedule 3.20(a)(ii) are (ii) each jurisdiction in which each of the Resorts is registered with a Governmental Authority for (x) the ownership of any VOI or Resort or (y) the advertising, marketing or selling of VOIs by the Company or any of its Subsidiaries (or any other Persons with the right to sell VOIs) or the soliciting of consumers to visit any Resort or sales office by the Company or any of its Subsidiaries (or any other Persons with the right to sell VOIs). Schedule 3.20(a)(ii) indicates, in respect of the jurisdictions listed thereon, which jurisdiction the Company or any of its Subsidiaries are currently advertising, marketing or selling VOIs or soliciting consumers to visit any Resort or sales office.

(b)    Except as set forth on Schedule 3.20(b), (i) the registration statements of the Company and its Subsidiaries (including, without limitation, the applicable public offering statements) filed with Governmental Authorities in connection with the registration of the Resorts and/or marketing, offering and sale of VOIs (the “VOI Registrations”) comply in all material respects with the requirements of VOI Laws applicable to such VOI Registrations, (ii) no VOI Registration as currently filed contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. All VOI sales, and all VOIs to be advertised or marketed, have been and remain subject to a valid registration in the jurisdictions in which such VOIs have been and are being advertised, marketed and sold (other than any such failures to be so subject which are not, individually or in the aggregate, material). To the knowledge of the Company, the marketing, offering and sale of VOIs, together with the transactions creating the related VOI Receivables arising therefrom, have been effected in compliance in all material respects with all applicable VOI Laws. The Company and its Subsidiaries (including for such purposes, the Clubs) have made (or caused to be made) and maintained (or caused to be maintained) all deposits and reserves required of developers or sellers of VOIs pursuant to applicable Law (other than failures which are not, in the aggregate, material to the relevant Resort or in the relevant jurisdiction). To the Company’s knowledge, VOIs have not been offered or marketed as an investment to potential purchasers of VOIs.

(c)    Except as set forth on Schedule 3.20(c), any Club Real Property that has been conveyed or assigned to the Club was so conveyed or assigned in accordance with the requirements of the Amended Vacation Program Agreement for WorldMark, The Club (the “Vacation Program Agreement”), dated as of June 3, 1994, by and among the Company and the Club, or the requirements of Section 5.1 of the Constitution for the SoPac Club. The Company or its Subsidiaries have transferred, or caused to be transferred to the Club, and the Club has, good record title to sufficient “Units” (as such term is defined in the Declarations) to comply with the terms and provisions of Section 3.4(b) of each Declaration. The

Company or its Subsidiaries have transferred, or caused to be transferred to the SoPac Club and the SoPac Club has, good record title to sufficient “Resorts” and “Apartments” (as such terms are defined in the Constitution for the SoPac Club) to comply with the terms and provisions of Section 5.1(a) and (b) of the Constitution for the SoPac Club.

(d)    Each Declaration of Vacation Owner Program (each, a “Declaration”) filed in respect of a property transferred by or at the request of the Company to the Club is, except as indicated on Schedule 3.20(d), substantially identical to the original Declaration of Vacation Owner Program (the “Original Declaration”) recorded, on September 6, 1989 in Lincoln County, Oregon (other than with respect to the description of (x) the Resort in respect of which such Declaration was filed and (y) the Vacation Credits allocated to the “Units” (as such term is defined in the Declarations) and the “Resorts” and “Apartments” (as such terms are defined in the Constitution for the SoPac Club) transferred pursuant to such Declaration to the Clubs). Any differences between any Declaration (other than the Original Declaration) and the Original Declaration represent amendments thereto that were properly approved in accordance with the Governing Documents and comply with the Governing Documents and applicable Law. A Declaration has been filed in respect of each Club Resort. Attached hereto as Exhibit A to Schedule 3.20(d) is a copy of each document containing provisions which govern the rights, benefits, privileges, obligations and liabilities granted to or imposed upon the owner of Vacation Credits (as such term is defined in the Original Declaration) (the “Club Governing Documents”). Attached hereto as Exhibit B to Schedule 3.20(d) is a copy of each document containing provisions which govern the rights, benefits, privileges, obligations and liabilities granted to or imposed upon the owner of Holiday Credits (the “SoPac Governing Documents” and, together with the Club Governing Documents, the “Governing Documents”). All VOI Registrations filed in Australia incorporate by reference each of the documents set forth on such Exhibit B.

(e)    Except as set forth in Schedule 3.20(e), the Company and its Subsidiaries have title to all Vacation Credits owned by the Company or any of its Subsidiaries, free and clear of all Liens, no other Person is entitled to sell the Vacation Credits and no other Person has the right to the proceeds arising out of the sale of such Vacation Credits. Except for such as may be acquired by the Company or a Subsidiary pursuant to the exercise of rights as a secured party, neither the Company nor any Subsidiary currently owns any Fractional Interests.

(f)    All equipment, inventory, or furnishings located in or on the Resorts and promised or represented as available in documents presented or provided to purchasers of Vacation Credits or Fractional Interests (the “Resort Documents”) have been substantially paid and satisfied. To the Company’s knowledge, all Amenities, walkways and parking areas described in the Resort Documents are complete. To the Company’s knowledge, each purchaser of a VOI has dedicated and unencumbered access to and use of all of the Amenities of the applicable Resorts in accordance with the applicable Resort Documents. “Amenities” means the common elements described in the Declarations of the Associations and other similar documents, which may include such items as swimming pools, tennis courts, snack bars, restaurants, coffee shops, pools, golf courses, bath houses, marinas, convenience stores, boat launches, boat stalls, camping areas, activity centers, reading rooms, decks, picnic tables, tether ball courts, horseshoe pits, archery ranges, putting greens, baseball diamonds, miniature golf courses, volleyball courts, private airstrips, lakes, beaches, pavilions, playground areas, lodges, retail golf shops, pro shops, barbeque areas, badminton courts, lakeside parks, paddleboats, laundry facilities, clubhouses, resort signage, stables, corrals, entry monuments, guardhouses, sports courts, skating rinks and other similar amenities.

(g)    For purposes of this Agreement:

“VOI ” means (i) a fee simple or leasehold ownership interest in a condominium unit or an entire timeshare resort developed or acquired by the Company or any of its Subsidiaries or either of the Clubs coupled with the right to use and occupy one or more residential accommodations at such timeshare resort in accordance with the terms, provisions and conditions of the applicable declaration of condominium, master deed and all other documents and instruments that govern the use and occupancy of such resort’s accommodations and facilities (a “Fractional Interest ”) or (ii) (x) a “Vacation Credit” (as such term is described in Section 3.4 of any each

Declaration filed by the Company and the Club in respect of a Club Resort, which delineates the magnitude and extent of rights, benefits, privileges, obligations and liabilities of a membership (“Membership”) in the Club) or (y) a Holiday Credit (as defined below) (each of (x) and (y), a “Vacation Credit”). The term “VOI” shall further include all rights, benefits, privileges, obligations and liabilities granted to or imposed upon the owner of a VOI under applicable VOI Laws.

“VOI Laws” means the applicable provisions of (i) the Consumer Credit Protection Act; (ii) Regulation Z of the Federal Reserve Board; (iii) the Equal Credit Opportunity Act; (iv) Regulation B of the Federal Reserve Board; (v) the Federal Trade Commission’s three (3) day cooling-off Rule for Door-to-Door Sales; (vi) Section 5 of the Federal Trade Commission Act and regulations thereunder; (vii) the Interstate Land Sales Full Disclosure Act; (viii) the federal postal laws; (ix) usury laws; (x) trade practices, home and telephone solicitation, sweepstakes, anti-lottery and consumer credit and protection Law, in including the Telephone Consumer Protection Act and the Telemarketing and Consumer Fraud and Abuse Prevention Act and regulations thereunder; (xi) real estate sales licensing, disclosure, reporting condominium and timeshare and escrow Law; (xii) the Americans with Disabilities Act and related accessibility guidelines; (xiii) the Real Estate Settlement Procedures Act; (xiv) the Truth-in-Lending Act; (xv) the Fair Housing Act; (xvi) Regulation X; (xvii) Civil Rights Acts of 1964 and 1968; (xviii) state condominium, timeshare, registration and seller of travel Laws; (xix) Federal Fair Debt Collection Practices Act and applicable state debt collection Laws; (xx) the Gramm-Leach-Bliley Act; (xxi) any state Laws concerning construction, escrow or surety bonds; (xxii) federal and state securities laws and (xxiii) foreign Law equivalents of the foregoing.

Section 3.21    Club Corporate Organization; Authority; No Violation.

(a)    The Club is a non-profit mutual benefit corporation duly organized, validly existing and in good standing under the laws of the State of California, the SoPac Club is a registered managed investment scheme duly organized, validly existing and in good standing under the laws of Australia, and each of them has all requisite corporate or similar power and authority to own, lease, operate or otherwise hold their properties and assets and to carry on their respective businesses as now being conducted, except where the failure to be so organized, existing or to have such power and authority would not be reasonably expected to have a Club Material Adverse Effect. A “Club Material Adverse Effect” means any change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected (i) to have a materially adverse effect, either in the short term or in the long term, on the business, results of operations, assets, liabilities or condition (financial or otherwise) of the Clubs, taken together, (ii) to impair in any material respect the ability of the Company to perform its obligations under this Agreement, or (iii) to have a materially adverse effect or prevent or materially delay the consummation of any the Transactions; provided, however, that for purposes of clause (i) above, any adverse effect resulting primarily from the following shall be disregarded in determining whether there has been a Club Company Material Adverse Effect: (x) changes in the United States economy generally which do not disproportionately affect the Company in any material respect or (y) changes in the timeshare industry generally which do not disproportionately affect the Company in any material respect; provided, further, however, in the case of each of the foregoing clauses (x) and (y), that changes resulting (A) from the commencement or material worsening of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Australia, (B) any terrorist activities and (C) changes in VOI Laws (as defined in Section 3.20 below) shall not be so disregarded. The Clubs are duly qualified or licensed and in good standing as a foreign corporation or other entity authorized to do business under the Laws of each jurisdiction where the character of the properties or assets owned, leased or used by it or the nature of its activities makes such qualification or licensing necessary or requires such qualification.

(b)    No corporate action on the part of the Clubs is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions. Appointment of the New Club Directors and New SoPac Directors in the manner contemplated by Section 1.6 will comply with the Club’s governing documents and applicable VOI Laws.

(c)    Except as set forth on Schedule 3.21(c), none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Transactions or compliance by the Company with any of the provisions of this Agreement, including without limitation the provisions of Section 1.6(b) hereof, will (i) conflict with or result in any breach of any provision of the (x) certificate of incorporation, the bylaws or similar organizational documents of the Clubs, or (y) applicable California or Australian law, including, without limitation, Part 3 of Division 2 of Title 1 of the California Corporation Code (the “California Mutual Benefit Nonprofit Corporation Law”), (ii) require any filing by the Clubs with or notice to, or permit, authorization, consent or approval of, any Governmental Authority (except for the VOI Registrations), (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Club Lease (as defined in Section 3.28(b)) or Contracts to which such Club is a party, or (iv) violate any Order applicable to the Clubs, or any of their respective properties or assets, except in the case of clauses (ii), (iii) and (iv) for (x) such failures to obtain such permits, authorizations, consents or approvals, (y) such failures to make such filings, or (z) such violations, breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a Club Material Adverse Effect.

Section 3.22    Club Memberships; Subsidiaries.

As of December 31, 2001, there were 143,239 Class A memberships outstanding, as such term is defined in or for the purposes of (including by reference to the Declaration) the bylaws of the Club (“Class A Memberships”) and 1,134,985,000 “Vacation Credits” as such term is defined in or for the purposes of (including by reference to the Declaration) the bylaws of the Club (“Vacation Credits”). There are no Class B Memberships, as such term is used in the bylaws of the Club. As of December 31, 2001, the Company held 12,496 Class A Memberships. As of March 14, 2002 the SoPac Club has issued and outstanding 54,702,000 Authorised Holiday Credits and 48,088,000 Owner Holiday Credits, as such terms are defined in the SoPac Club’s governing documents (together, the “Holiday Credits”). No other class of capital stock or membership of either Club is authorized, outstanding or exists. All of the outstanding Holiday Credits have been validly issued and are fully paid and non-assessable and not subject to any preemptive or similar rights and comport with any and all requirements of the Australian Corporations Act. No Club has permitted the creation of more Memberships than are permitted in accordance with the “Vacation Owner Program” created by the Declarations. To the knowledge of the Company, none of the Memberships are subject to any voting trust, transfer restrictions or other similar arrangements that relate to the voting rights held by such Memberships. Neither the Club nor the SoPac Club has any Subsidiaries.

Section 3.23    Club Directors, Officers and Employees; Employee Benefit Plans; ERISA.

(a)    Schedule 3.23(a) contains a complete and accurate list of the names and titles of all current directors and officers of the Clubs. Parent or its representatives have been provided with a complete and accurate schedule of the employees of the Clubs whose base salary for the year ending December 31, 2002, is expected to be $100,000 or more or who earned bonuses during the year ending December 31, 2001 of $50,000 or more setting forth the rates of compensation payable to each such person as of the date hereof. None of the directors and officers of the Clubs has delivered any notice of resignation and, to the Company’s knowledge, none of the directors and officers of the Clubs intends to resign his or her respective offices other than as contemplated under Section 1.6(b) hereof. The fees paid and payable to the directors of the Clubs for services rendered in 1999, 2000 and 2001 are set forth on Schedule 3.23(a).

(b)    Except as set forth in Schedule 3.23(b), there is no (i) collective bargaining agreement or any other agreement with any labor organization, to which the Clubs is a party, applicable to the employees of the Clubs (also a “CBA”); (ii) unfair labor practice complaint or charge pending or, to the Company’s knowledge, threatened against the Clubs before the National Labor Relations Board or any other federal, state, local or foreign agency; (iii) pending or, to the Company’s knowledge, threatened or affecting the Clubs, strike, slowdown, work stoppage, lockout or other collective labor action by or with respect to any employees of the Clubs; (iv) grievance or unfair dismissal proceeding pending against the Clubs; (v) claim or charge by employees of the Clubs alleging discrimination based on race, color, creed, age, sex, sexual orientation, national origin, religion or disability pending before any court or federal, state or local administrative agency; (vi) other pending or, to the Company’s knowledge, threatened claim by employees of the Clubs, including those based on statute, contract or tort; (vii) material pending arbitration proceeding arising out of or under any CBA to which either of the Clubs is a party; or (viii) pending or threatened representation question or union organizing activities with respect to employees of the Clubs. During the past three (3) years, neither of the Clubs has effectuated (x) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Clubs, or (y) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Clubs or any of its Subsidiaries; nor has the Clubs or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. Except as set forth on Schedule 3.23(b), neither of the Club’s employees has suffered an “employment loss” (as defined in the WARN Act) in the three (3) months prior to the date of this Agreement. Except as set forth on Schedule 3.23(b), the Clubs have at all times properly classified each of their respective employees as employees and each of its independent contractors as independent contractors, as applicable. There is no Action pending or threatened in writing against the Clubs by any Person challenging or questioning the classification by the Clubs of any Person as an independent contractor, including without limitation, any claim for unpaid benefits, for or on behalf of, any such Persons.

(c)    Schedule 3.23(c) contains a complete and accurate list of those of the Plans in which the Clubs’ directors, officers and employees participate. There are no other plans, policies, agreements or arrangements providing compensation, benefits or incentives to such individuals.

Section 3.24    Business of the Clubs.

(a)    The Clubs do not obtain any revenue in any manner that is not in compliance with the Governing Documents. Except as set forth in Schedule 3.24, the Club has not levied a “special assessment” as such term is defined in the bylaws of the Club, since January 1, 1997.

(b)    The Board of Directors of each Club has the authority to levy the assessments to cover the costs of maintaining and operating all Club Resorts. Currently levied assessments payable by Members of each of the Clubs are reasonably expected to be adequate (i) to cover the costs of maintaining and operating the such Club’s Club Resorts, (ii) to establish and maintain adequate reserves for deferred maintenance and capital improvements that are established in accordance with the budget approved by such Club, the applicable Governing Documents and applicable VOI Laws, and (iii) to comply with all of such Club’s obligations. Such reserves for deferred maintenance and capital improvements are reasonably expected to be adequate, given the type and age of the Club Real Property and the use of such Club Real Property by its Members.

Section 3.25    Club Intellectual Property.

Except as set forth on Schedule 3.25, the Clubs own or possess licenses or other legally enforceable rights (free and clear of any Liens) to use all Intellectual Property necessary to conduct the business now operated by them and, to the knowledge of the Company and the Clubs, such Intellectual Property does not conflict with, infringe upon, misappropriate or otherwise violate any Intellectual Property of others. Neither Club has granted any licenses or rights to use any of the Intellectual Property owned by such Club to any Person other than the Company and its Subsidiaries. There is no pending or, to the knowledge of either Club, threatened claim, suit, arbitration or other adversarial proceeding before any court, agency, arbitral tribunal, or registration authority in any jurisdiction involving the Intellectual Property owned by either Club, or, to the knowledge of either Club, the Intellectual Property licensed to either Club, alleging that the activities or the conduct of either Club’s businesses infringe upon, violate or constitute the unauthorized use of the intellectual property rights of any third party or challenging either Club’s ownership, use, validity, enforceability or registrability of any Intellectual Property.

Section 3.26    Club Assets.

Except as set forth in Schedule 3.26 and except for Club Intellectual Property which is the subject of Section 3.25 above and Club Real Property which is the subject of Section 3.28 below, the Clubs have good and valid title to all of their properties and assets owned by them, free and clear of all Liens, except for Permitted Liens.

Section 3.27    Club Litigation.

Except as set forth on Schedule 3.27, there is no Action pending or, to the Company’s knowledge, threatened, against either Club or the directors, officers or employees of either Club before any Governmental Authority, and there is no Order of any Governmental Authority outstanding against either Clubs or affecting any of their respective properties or limiting the manner in which either Club may conduct its business.

Section 3.28    Club Real Property.

(a)    Schedule 3.28(a) sets forth a list of (i) each parcel of real property owned in fee simple (or with respect to real property located outside the United States, such other similar form of title as may be described in the title policy for such parcel identified on Schedule 3.28(a)) by either of the Clubs (including all land and buildings owned by the applicable Club) (for purposes of this Section 3.28, the term SoPac Club (as incorporated into the definition of Clubs) shall include Permanent Trustee Australia Limited (the “Custodian”)) (collectively the “Club Owned Real Property”) and (ii) all real property presently leased by either of the Clubs, in each case as a lessee (including all leasehold or subleasehold estates and other rights to use or occupy any land, buildings (including sales kiosks), and improvements thereon, (the “Club Leased Real Property” and collectively with the Club Owned Real Property and all easements and other rights and interests appurtenant thereto, the “Club Real Property”). The term Club Real Property does not include any VOIs. Except for VOI’s, the Club Real Property constitutes all of the real property owned, leased or occupied by the Clubs in connection with the businesses of either of the Clubs.

(b)    A complete and accurate copy of each lease under which a Club is a lessee, including all amendments, modifications and supplements relating thereto for each location of the Club Leased Real Property (each, a “Club Lease”) has been delivered or made available to Merger Sub or its representatives and all such Club Leases are itemized on Schedule 3.28(b). To the knowledge of the Company, each Club possesses and quietly enjoys all of the Club Leased Real Property.

(c)    Schedule 3.28(c) sets forth a complete, true and correct summary of the number of lodging units at each Club Resort as of January 31, 2002, including the allocation among such units of studios, one, two and three bedroom units.

(d)    To the knowledge of the Company, with respect to each parcel of Club Owned Real Property, either of the Clubs has good and marketable fee simple title (or with respect to real property located outside the United States, such other similar form of title as may be described in the title policy for such parcel identified on Schedule 3.28(a)), free and clear of all Liens, except Permitted Liens.

(e)    All of the Club Real Property is free from any use or occupancy restrictions, except for Permitted Liens or with respect to Club Leased Real Property, as provided in the Club Leases.

(f)    Prior to the date hereof, the Company or its Subsidiaries have furnished or made available to Parent, Merger Sub or their representatives true and correct copies of all deeds, mortgages, surveys, licenses, leases, title insurance policies and permanent certificates of occupancy (or documents equivalent to certificates of occupancy in the jurisdiction where the Club Real Property is located) with respect to the Club Real Property that are in the possession of Company or its Subsidiaries.

(g)    To the knowledge of the Company and its Subsidiaries, there are no outstanding claims made by or against the Club or any applicable Subsidiary with respect to title or ownership of the Club Owned Real Property.

(h)    To the knowledge of the Company, except for Permitted Liens, the Clubs are not obligated under or a party to, and none of the Club Real Property is subject to, any option, right of first refusal, right of first offer or other obligation to sell, transfer, dispose of, grant any interest in or lease any of the Club Real Property or any portion thereof or interest therein to any Person other than (x) the Company and its Subsidiaries, (y) rights held by the Clubs, Associations or VOI owners, or (z) such leases, subleases, licenses, concessions or other agreements entered into in the ordinary course of business.

(i)    To the knowledge of the Company, except for Permitted Liens or as described in Sections 3.28(h) and 3.28(n), there are no Persons other than the Clubs that have a possessory interest (other than transient guests, VOI owners, invitees and licensees) in any of the Club Real Property other than the Company, Subsidiaries, Clubs, Associations VOI owners or Persons holding rights under such leases, subleases, licenses, concessions or other agreements entered into in the ordinary course of business.

(j)    To the knowledge of the Company, neither of the Clubs has received any written notice of any pending, threatened or contemplated condemnation proceeding affecting the Club Real Property or any part thereof or of any sale or other disposition of the Club Real Property or any part thereof in lieu of condemnation.

(k)    To the knowledge of the Company, there is sufficient vehicular access to and from each parcel of Club Owned Real Property, except where the absence of access would not reasonably be expected to interfere with the intended business at such Club Owned Real Property.

(l)    To the knowledge of the Company, all of the improvements constituting a part of the Club Real Property (the “Club Improvements”) (including, but not limited to, the buildings, structures, fixtures, roofs and structural elements thereof and the heating, ventilation, air conditioning, plumbing, electrical, elevator mechanical, sewer, waste water, storm water, paving and parking equipment, systems and facilities included therein) are adequate for the purposes for which they are being put in the ordinary course of the Clubs’ business. To the knowledge of the Company, there are no facts or conditions affecting any of the Club Improvements which would interfere in any material respect with the use or occupancy of the Club Improvements or any portion thereof in the operation of the business of the Company and its Subsidiaries or the Clubs.

(m)    All requisite certificates of occupancy and other material permits or approvals required with respect to the buildings, structures and Club Improvements on any of the Club Real Property and the occupancy and use thereof have been obtained and are currently in effect.

(n)    To the knowledge of the Company, with respect to each of the Club Leases, except as set forth in the Club Leases or on Schedule 3.28(n), Sections 3.28(h) or 3.28(i): (i) such Club Lease is legal, valid, binding, enforceable, in full force and effect and has not expired; (ii) the Transactions do not require the consent of any other party to such Club Lease (except for those lease consents to be obtained pursuant to Section 3.21(c)), will not result in a breach of or default under such Club Lease, or otherwise cause such Club Lease to cease to be legal, valid, binding, enforceable, in full force and effect following the Merger Closing; (iii) such Club Lease has not been amended, modified or supplemented; (iv) no security deposit or portion thereof deposited with respect to such Club Lease has been applied in respect of a breach or default under such Club Lease which has not been redeposited in full; (v) except as may be disclosed in any applicable Club Lease, the Clubs do not owe, nor will they owe in the future, any brokerage commissions or finder’s fees with respect to such Club Lease which is not paid; (vi) the other party to such Club Lease, except where such other party is the Company, Subsidiaries, Clubs or Associations, is not an affiliate of, and otherwise does not have any economic interest in, the Clubs; (vii) the Club and its Subsidiaries have not assigned, subleased, licensed or otherwise granted any Person the right to use or occupy such Club Leased Real Property or any portion thereof, except for Permitted Liens; (viii) the Clubs have not collaterally assigned or granted any other security interest in such Club Lease or any interest therein, except for Permitted Liens; (ix) there are no Liens on the estate or interest created by such Club Lease, except for Permitted Liens; and (x) such Club Lease constitutes the entire agreement between the landlord named therein and the Clubs.

(o)    To the knowledge of the Company, neither Club nor any of the landlords under the Club Leases is in default under the Club Leases (past applicable notice and cure periods) in the keeping, observing or performing of any material term, covenant, agreement, provision, condition or limitation contained in the Club Leases on the part of the Clubs, any such Subsidiary or any such landlord to be observed and/or performed thereunder and no act has been committed or event or circumstance exists which, with notice or lapse of time, or both, could constitute a default in the keeping, observing or performing by the Club, any such Subsidiary or any such landlord of any material term, covenant, agreement, provision, condition or limitation contained in the Club Leases on the part of the Clubs, any such Subsidiary or any such landlord to be observed and/or performed. All rent and other sums and charges due and payable (beyond any applicable grace period) by the Club under each of the Club Leases have been paid or such sums and charges are being disputed in good faith.

The Custodian must act upon the instructions of the Responsible Entity regarding any Club Real Property nominally held by the Custodian pursuant to the Custody Agreement dated March 21, 2000, between Permanent Trustee Australia Limited ACN 008 412 93 and Trendwest Resorts South Pacific Limited ACN 090 503 923.

Section 3.29    Absence of Undisclosed Club Liabilities.

Except as set forth on Schedule 3.29, neither Club has any liabilities or obligations of any nature (whether absolute, accrued or unaccrued, contingent, determined, determinable or otherwise), except:

(a)    for liabilities reflected (including those disclosed in the footnotes thereto) in the unaudited balance sheet of the Club (as to each, the “Club Balance Sheet  ”), as of December 31, 2001 (the “Club Balance Sheet Date”), copies of which have heretofore been provided to Parent;

(b)    normal and recurring liabilities incurred the ordinary course of business and consistent with past practice since the applicable Club Balance Sheet Date (each of which liabilities, if greater than $50,000, are also set forth on Schedule 3.29); and

(c)    liabilities which are immaterial to the Club and that were incurred in the ordinary course of business and consistent with past practice.

Section 3.30    Absence of Certain Club Changes or Events.

Except as set forth on Schedule 3.30 or as expressly contemplated by this Agreement, since the Club Balance Sheet Date:

(a)    no events, changes, developments or circumstances which could reasonably be expected to have a Club Material Adverse Effect have occurred;

(b)    the Clubs have conducted their respective businesses in all material respects only in the ordinary course of business consistent with past practice;

(c)    neither of the Clubs has sustained or incurred any material loss or damage with respect to their respective businesses (whether or not insured against) which has or is reasonably likely to materially interfere with the operation of such businesses; and

(d)    neither of the Clubs has taken any action or failed to take any action (or agreed to do so) that, if taken between the date hereof and the Effective Time, would constitute a violation of any of clauses (b) through (p) of Section 6.1 below.

Section 3.31    Club Licenses; Compliance with Laws.

(a)    Each timeshare or condominium declaration related to a Club Resort that is required to be filed in the real estate records of the county or other local jurisdiction in which the Club Resort is located (the “Recorded Documents”) has been properly filed and recorded with the appropriate county or other local jurisdiction office in which the respective Club Resort is located so that they are valid, binding, effective and enforceable according to their terms.

(b)    The Clubs hold all licenses, franchises, exemptions, permits, approvals and authorizations reasonably necessary (the “Club Permits”) for the operation of their respective businesses as presently conducted. The Clubs are in compliance in all material respects with the terms of the Club Permits. All Club Permits the absence of which would significantly impair or interfere with the ability of the Company or any of its Subsidiaries to conduct their businesses in the manner heretofore conducted are listed on Schedule 3.31(a).

(c)    The Clubs and, to the Company’s knowledge, each Person acting as an agent of either of the Clubs, are in compliance with all federal, state, local and foreign Laws having the purpose or effect of prohibiting unlawful discrimination against customers or potential customers and, to the Company’s knowledge, neither of the Clubs has received any complaints from any Person or Governmental Authority that either of the Clubs or any Person acting as an agent of either of the Clubs has engaged in any unlawful discrimination.

(d)    The Clubs (including without limitation the Club Property) are in compliance in all material respects with all Laws, except for instances of possible noncompliance that individually or in the aggregate would not reasonably be expected to have Club Material Adverse Effect. No written notice, charge, claim, action or assertion has been received by either of the Clubs and to the Company’s knowledge, no written notice, charge, claim, action has been filed, commenced or threatened against either of the Clubs or any portion of the Club Real Property alleging any violation of any Laws except for instances of possible noncompliance that individually or in the aggregate would not reasonably be expected to have Club Material Adverse Effect.

(e)    To the knowledge of the Company, the directors and officers of the Clubs are authorized and qualified to conduct the business of the Clubs in all states in which any Club Resorts are located.

Section 3.32    Club Tax Matters.

(a)    Each of the Clubs (and each of their predecessors) has (i) timely filed (or there has been filed on its behalf) all Tax Returns required to be filed by it (giving effect to all valid extensions of due dates) other than Tax Returns that the failure to have filed could not reasonably be expected, individually or in the aggregate, to be material to the Clubs, and all Tax Returns are true, correct and complete in all material respects and (ii) paid in full all Taxes required to be paid by it other than Taxes that the failure to have paid could not reasonably be expected, individually or in the aggregate, to be material to the Clubs.

(b)    There are no liens for Taxes upon any assets of either of the Clubs (or any of their predecessors), except statutory liens for Taxes not yet due and payable.

(c)    No deficiency for any Taxes has been proposed, asserted or assessed against either of the Clubs (or any of their predecessors) that has not been resolved and paid in full. No waiver, extension or comparable consent given by either of the Clubs (or any of their predecessors) regarding the application of the statute of limitations with respect to any Taxes or Tax Return is currently in effect, nor is any request for any such waiver or consent pending.

(d)    There are no federal, state, local or foreign audits, actions, suits, or other administrative or court proceedings relating to Taxes or any Tax Returns of either of the Clubs (or any of their predecessors) now pending, and neither of the Clubs (nor any of their predecessors) has received any written notice of any proposed audits, actions, suits or other administrative or court proceedings relating to Taxes or any Tax Returns.

(e)    No jurisdiction where either of the Clubs (or any of their predecessors) does not file a Tax Return has made a Claim that such Club or predecessor is required to file a Tax Return for such jurisdiction.

(f)    The Club is (and any predecessor was) properly classified as a “homeowners association” within the meaning of section 528(c) of the Code for each of its taxable periods beginning after December 31, 1996.

(g)    No Tax Sharing Agreement (or similar agreement, plan or arrangement providing for the payment by the Company and/or any of its Subsidiaries of any Taxes of either Club) exists between the Company and/or its Subsidiaries and either Club.

Section 3.33    Club Insurance.

Schedule 3.33 sets forth a list of all material insurance policies covering the properties and activities of the Clubs and their respective businesses. All such policies are in full force and effect and shall be kept in full force and effect in the ordinary course of business.

Neither of the Clubs has received any notice of cancellation or non-renewal with respect thereto. Neither of the Clubs is in default with respect to its obligations under such insurance policies. Except as set forth on Schedule 3.33, neither of the Clubs has been refused any insurance coverage obtained for the purpose of protecting and insuring against any material loss or exposure, nor has any such coverage been limited or cancelled in any material respect by any insurance carrier to which either of the Clubs has applied for any such insurance or with which the Clubs or any such Subsidiary has carried insurance, nor has there been any significant increase in the premiums paid under any such policy during the past five (5) years. All such insurance policies provide adequate coverage for all normal risks incident to the business of the Club and its Subsidiaries and their respective properties and assets. Schedule 3.33 identifies those pending (or threatened) Actions with respect to which an insurance carrier has denied coverage or has advised the Company or the relevant Subsidiary that it is defending such claim under reservation of rights.

Section 3.34    Brokers and Finders.

Except for Banc of America Securities LLC and Houlihan Lokey Zukin and Howard, copies of whose engagement letters have been provided to Parent, no broker, finder, officer or director of the Company or any of its Subsidiaries, investment banker or other Person is entitled to any fees (including any fee or payment conditioned upon the successful sale of the Company) or commissions in connection with the Transactions. Except as set forth on Schedule 3.34 hereof, none of such fees or commissions are or will be obligations of or payable by the Company, any of its Subsidiaries, either Club or any of their respective affiliates in connection with the Transactions.

Section 3.35    Information in the Proxy Statement.

The Proxy Statement, if one is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger, will not, at the date the Proxy Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by the Parent or Merger Sub for inclusion therein. The Form S-4 and the information supplied by the Company for inclusion or incorporation by reference in the Form S-4 will not, at the date such Form S-4 becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by the Company with respect to statements made therein based on information supplied by the Parent or Merger Sub for inclusion therein. Subject to the provisions set forth in the second preceding sentence, the Proxy Statement, if one is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger, will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF MAJORITY SHAREHOLDER

Except as set forth in the schedule of exceptions to Majority Shareholder’s representations and warranties set forth in this Agreement and delivered to Parent and Merger Sub prior to the execution of this Agreement (the “Majority Shareholder Schedule”), Majority Shareholder represents and warrants to the Company, Parent and Merger Sub as set forth below.

Section 4.1    Corporate Organization; Authority; No Violation.

(a)    Majority Shareholder and each of its material Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease, operate or otherwise hold its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not be reasonably expected to impair in any material respect the ability of Majority Shareholder to perform its obligations under this Agreement or the Stock Purchase Agreement, or to have a materially adverse effect or prevent or materially delay the consummation of any the Transactions. Majority Shareholder and each of its Subsidiaries are duly qualified or licensed and in good standing as a foreign corporation or other entity authorized to do business under the Laws of each jurisdiction where the character of the properties owned, leased or used by it or the nature of its activities makes such qualification or licensing necessary, except where the failure of the Majority Shareholder and each of its material Subsidiaries to be duly qualified or licensed and in good standing would not have a material adverse effect on the ability of Majority Shareholder to perform its obligation under this Agreement or the Stock Purchase Agreement.

(b)    Majority Shareholder has full corporate power and authority to execute and deliver this Agreement and the Stock Purchase Agreement and has the full corporate power and authority to perform the Transactions. The execution, delivery and performance by Majority Shareholder of this Agreement and the Stock Purchase Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of Majority Shareholder, and no other corporate action on the part of Majority Shareholder is necessary to authorize the execution and delivery by Majority Shareholder of this Agreement and the Stock Purchase Agreement and the consummation by it of the Transactions. Each of this Agreement and the Stock Purchase Agreement have been duly executed and delivered by Majority Shareholder and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto, is a valid and binding obligation of Majority Shareholder enforceable against Majority Shareholder in accordance with their respective terms.

(c)    No vote of any class or series of the capital stock of Majority Shareholder is necessary to approve this Agreement. No vote of any class or series of the capital stock of Majority Shareholder is necessary to approve any of the Transactions.

(d)    None of the execution, delivery or performance of this Agreement and the Shareholders Agreement by Majority Shareholder, the consummation by Majority Shareholder of the Transactions or compliance by Majority Shareholder with any of the provisions of this Agreement and the Shareholders Agreement will (i) conflict with or result in any breach of any provision of the (x) articles of incorporation, the bylaws or similar organizational documents of Majority Shareholder or any of its material Subsidiaries, or (y) state securities or blue sky laws or the OBCA, (ii) require any filing by Majority Shareholder with, or permit, authorization, consent or approval of, any Governmental Authority, or (iii) violate any Order applicable to Majority Shareholder, any material Subsidiary of Majority Shareholder or any of their respective properties or assets, except in the case of clauses (ii) or (iii) where (x) any failure to obtain such permits, authorizations, consents or approvals, (y) any failure to make such filings, or (z) any such violations, breaches or defaults could not be expected, individually or in the aggregate, to impair in any material respect the ability of Majority Shareholder to perform its obligations under this Agreement or the Shareholders Agreement, or to have a materially adverse effect or prevent or materially delay the consummation of any the Transactions.

Section 4.2    Brokers and Finders.

Except as set forth in Schedule 4.2, no broker, finder, officer or director of the Majority Shareholder or any of its Subsidiaries, investment banker or other Person is entitled to any fees (including any fee or payment conditioned upon the successful sale of the Company) or commissions in connection with the Transactions.

Section 4.3    Information in the Proxy Statement/Prospectus.

None of the information supplied or to be supplied by Majority Shareholder for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement (if one is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger) will, at the time such Form S-4 becomes effective and, if one is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger, at the time of the filing of the Proxy Statement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. If at any time prior to the date of the Company Shareholder Meeting, if a Proxy Statement is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger, or any adjournment thereof, any event with respect to Majority Shareholder, its officers and directors or any of its Subsidiaries shall occur which is required to be described in an amendment of, or a supplement to the Form S-4 or any other filing with the SEC, Majority Shareholder shall notify Parent thereof by reference to this Section 4.3 and such event shall be so described.

Section 4.4    Affiliated Transactions.

Except as set forth on Schedule 3.17, neither Majority Shareholder nor any of its affiliates (other than the Company and its Subsidiaries) is party to any agreement, transaction or business relationship with the Company (other than this Agreement) or any of its Subsidiaries or any Club. Except as set forth on Schedule 4.4, neither Majority Shareholder nor any of its Subsidiaries (other than the Company and its Subsidiaries) has in the past twelve (12) months hired any Person who was previously employed in a management capacity by the Company or any of its Subsidiaries nor, to the knowledge of Majority Shareholder, has either of ECI or RYI hired any sales representatives of the Company or any of its Subsidiaries.

ARTICLE V

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

Except as set forth in the schedule of exceptions to Parent’s and Merger Sub’s representations and warranties set forth herein delivered to the Company prior to the execution of this Agreement (“Parent Schedule”), Parent and Merger Sub represent and warrant to the Company as set forth below:

Disclosure made with reference to one or more schedules shall be deemed disclosed with respect to another schedule if and to the extent that such disclosure is clearly referenced on such other schedule.

Section 5.1    Organization.

Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate power to own, lease, operate or otherwise hold its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to impair in any material respect the ability of the Company to perform its obligations under this Agreement, the Stock Option Agreement or the Stock Purchase Agreement or to have a materially adverse effect or prevent or materially delay the consummation of any the Transactions.

Section 5.2    Capitalization.

(a)    The authorized capital stock of Parent consists of (a) 2,500,000,000 shares of common stock, par value $0.01 per share, of which (i) 2,000,000,000 shares are designated as Parent Common Stock and (ii) 500,000,000 shares are designated as Move.com common stock (“Move.com Common Stock”) and (b) 10,000,000 shares of preferred stock, par value $.01 per share, of Parent (“Parent Authorized Preferred Stock”). As of February 28, 2002, (A) 978,676,300 shares of Parent Common Stock and no shares of Move.com Common Stock were issued and outstanding; (B) no shares of Parent Authorized Preferred Stock and no other shares of capital stock of Parent were issued and outstanding; (C) approximately 241,274,761 shares of Parent Common Stock and no shares of Move.com Common Stock are subject to outstanding employee stock options or other rights to purchase or receive Parent Common Stock granted under any stock-based plans of Parent (collectively, “Parent Employee Stock Options”); (D) 1,563,214 shares of Parent Common Stock and no shares of Move.com Common Stock are subject to warrants (collectively, “Existing Parent Warrants”); and (E) 190,070,740 shares of Parent Common Stock were held by Parent in its treasury. No other class of capital stock of Parent is authorized or outstanding, and, except as set forth on Parent Schedule 5.2(a), there are no securities convertible into or exchangeable for any shares of its capital stock or containing any profit participation features. All issued and outstanding shares of capital stock of Parent are duly authorized, validly issued and are fully paid and nonassessable and not subject to any preemptive or similar rights. Except (1) as set forth in this Section 5.2, (2) for the three and seven-eighths percent (3 7/8%) Convertible Senior Debentures, (3) for the Zero Coupon Senior Convertible Contingent Debt Securities (CODESSM), (4) the Zero Coupon Convertible Debentures, (5) for changes since September 31, 2001 resulting from the issuance of shares of Parent Common Stock pursuant to the Parent Stock Plans or Parent Employee Stock Options or Existing Parent Warrants and other rights referred to in this Section 5.2, and (6) as set forth on Parent Schedule 5.2(a), there are no warrants, options, agreements, call rights, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings which call for the issuance, sale, delivery, pledge, transfer, redemption or other disposition of any shares of capital stock of Parent or Merger Sub or any of their Subsidiaries or any securities convertible into or other rights to acquire any shares of capital stock of Parent or any of its Subsidiaries or Merger Sub or obligates Parent or Merger Sub to grant, offer or enter into any of the foregoing. Except as set forth in Parent Schedule 5.2(a), to Parent’s knowledge, none of the outstanding shares of the capital stock of Parent or Merger Sub is subject to any voting trust, transfer restrictions or other similar arrangements that relates to the voting or control of such capital stock or rights.

(b)    All shares of Parent Common Stock to be issued in the Merger shall be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid and non-assessable.

(c)    Subsidiaries. Except as set forth on Parent Schedule 5.2(c), all of the outstanding shares of the Parent’s wholly owned Subsidiaries (and all of the shares of non-wholly owned Subsidiaries owned, directly or indirectly, by Parent) are owned, directly or indirectly, by Parent, free and clear of any Liens. All of the outstanding shares of capital stock of each of such Subsidiaries owned by Parent have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive or similar rights. There are no warrants, options, agreements, call rights, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings relating to the issuance, sale, delivery, pledge, transfer, redemption or other disposition by Parent or its Subsidiaries (including any right of conversion or exchange under any outstanding security or other instrument) of the capital stock of any of Parent’s Subsidiaries. There are no Subsidiaries of Merger Sub.

Section 5.3    Authorization; Validity of Agreement; Necessary Action.

Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement, the Stock Option Agreement and the Stock Purchase Agreement and has the full corporate power and authority to perform the Transactions. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, the Stock Option Agreement and the Shareholders Agreements (in the case of Merger Sub) and the consummation by each of Parent and Merger Sub of the Transactions have been duly and validly authorized by the boards of directors of each of Parent and Merger Sub, and by Parent as the sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by each of Parent and Merger Sub of this Agreement, the Stock Option Agreement or the Stock Purchase Agreement and the consummation by each of the Transactions. This Agreement, the Stock Option Agreement and the Stock Purchase Agreement have been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery hereof by the other parties thereto, are the valid and binding obligations of each of Parent and Merger Sub enforceable against each of them in accordance with their respective terms.

Section 5.4    Consents and Approvals; No Violations.

None of the execution, delivery or performance of this Agreement, the Stock Option Agreement or the Stock Purchase Agreement by Parent or Merger Sub, the consummation by Parent or Merger Sub of the Transactions, or compliance by Parent or Merger Sub with any of the provisions of this Agreement, the Stock Option Agreement and the Stock Purchase Agreement will (a) conflict with or result in any breach of any provision of the (i) certificate of incorporation, the bylaws or similar organizational documents of Parent or Merger Sub or (ii) state securities or blue sky laws, the OBCA or the Delaware General Corporation law, (b) require any filing by Parent or Merger Sub with, or permit, authorization, consent or approval of, any Governmental Authority (except for (i) compliance with any applicable requirements of the Exchange Act, (ii) any filings as may be required under the OBCA in connection with the Merger, (iii) the filing with the SEC and Nasdaq of (A) the Proxy Statement and the Form S-4, and (B) such reports under Section 13(a), 13(d) or 15(d) of the Exchange Act as may be required in connection with this Agreement, the Stock Option Agreement or the Stock Purchase Agreement and the Transactions, (iv) the FIRB Approval or (v) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws), (c) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Parent, any of its Subsidiaries (including, without limitation, Merger Sub) or any of their properties or assets or (d) result in a breach of a default under any contract, note, bond, indenture, license, lease or other instrument to which Parent or any Subsidiary of Parent is bound, except in the case of clause (a)(ii), (b), (c) or (d) for such violations, breaches or defaults which would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, to impair in any material respect the ability of Parent or Merger Sub to perform its obligations under this Agreement, the Stock Option Agreement or the Stock Purchase Agreement or have a materially adverse effect or prevent or to materially delay the consummation of any the Transactions. A “Parent Material Adverse Effect” means any change(s), event(s), development(s) or circumstance(s) which, individually or in the aggregate, would be reasonably expected (i) to have a materially adverse effect, either in the short term or in the long term, on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Parent and its Subsidiaries, taken as a whole; provided, however, that any adverse effect resulting primarily from the following shall be disregarded in determining whether there has been a Parent Material Adverse Effect: (x) changes in the United States economy generally which do not disproportionately affect Parent in any material respect or (y) changes in the industries in which Parent and its Subsidiaries operate generally which do not disproportionately affect Parent and its Subsidiaries in any material respect; provided, further, however, in the case of each of the foregoing clauses (x) and (y), that changes resulting from (A) the commencement or material worsening of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or Australia and (B) any terrorist activities shall not be so disregarded.

Section 5.5    Parent Documents.

Since January 1, 2001, Parent has filed in a timely manner all required reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) that it was required to file with the SEC (the “Parent SEC Documents”). As of their respective filing dates and the date of any amendment or restatement or supplement by a subsequently filed Parent SEC Document, the Parent SEC Documents (i) complied in all material respects with the then-applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Documents and (ii) did not contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Parent included in the Parent SEC Documents (i) at the time filed complied as to form with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), applied (except as may be indicated in the notes thereto) on a consistent basis during the periods involved and (iii) fairly present the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited statements, to normal year-end audit adjustments and to other adjustments described in the notes to such unaudited statements), in each case in accordance with GAAP (except as may be noted therein).

Section 5.6    Absence of Changes or Events.

Except as set forth on Schedule 5.6, since December 31, 2001, no events, changes, developments or circumstances which would reasonably be expected to have a Parent Material Adverse Effect have occurred.

Section 5.7    Information in the Proxy Statement/Prospectus.

The Form S-4 will not, at the date the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company or Majority Shareholder for inclusion therein. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, if one is required to be prepared in connection with a Company Shareholders Meeting required by applicable Law to consummate the Merger, will, at the date mailed to the Company’s shareholders and at the time of such Company Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statement therein, in light of the circumstances under which they are made, not misleading. Subject to the provisions set forth in the second preceding sentence, the Form S-4 will comply in all material respects with the requirements of the Securities Act and the rules and regulations thereunder.

Section 5.8    Tax Matters.

Neither Parent nor Merger Sub nor any of either of their affiliates has taken, failed to take or agreed to take any action or knows of any fact, circumstance, plan or intention that is or would be reasonable likely to prevent the purchases of Company Common Stock pursuant to the Stock Purchase Agreement and the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1    Interim Operations.

The Company covenants and agrees that, except (i) as expressly contemplated by this Agreement, or (ii) as agreed in writing by Parent, after the date hereof, and prior to the earlier of (x) the termination of this Agreement in accordance with Article XI and (y) the Stock Purchase Closing Date, the Company shall, and shall cause each of its Subsidiaries (including for purposes of this Section 6.1 the Clubs) to:

(a)    conduct the business, operations, activities and practices of the Company and its Subsidiaries and the Club, respectively, in the ordinary course of business consistent with past practice;

(b)    use its reasonable best efforts to preserve its present business organization intact and maintain satisfactory relations with customers, employees, contractors, regulators and others having business dealings with it;

(c)    not amend its articles or certificates of incorporation or bylaws or comparable governing instruments;

(d)    not, (i) except for (A) borrowing under Material Contracts (including, without limitation receivables purchase agreements) listed on Schedule 3.10(i), as in effect on the date hereof, and (B) additional borrowings from a recognized financial institution not involving the financing of VOI Receivables in a maximum amount of fifteen million dollars ($15,000,000.00) on terms that do not impose in relation to the sum being borrowed any material prepayment penalties, incur, or assume or become subject to, whether directly, indirectly or by way of guarantee or otherwise, any indebtedness (long-term, short-term or otherwise) for borrowed money, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person (x) other than any wholly-owned Subsidiary of the Company, (y) other than loans in the form of VOI Receivables and (z) ordinary advances (A) to employees for travel and related business expenses and (B) to commission-based sales representatives not exceeding $40,000 for any individual and $500,000 in the aggregate, in the case of each of clauses (x) through (z), in the ordinary course of business consistent with past practice;

(e)    not (x) issue, sell, grant pursuant to any Plan (including the Option Plan), pledge, encumber, subject to any Lien or dispose of, (y) split, combine or reclassify or (z) redeem, purchase or otherwise acquire, in each case, any shares of any class or series of its capital stock or other equity interest in the Company or any of its Subsidiaries or any options, warrants or other rights to purchase any such capital stock or equity interest or any securities convertible into or exchangeable for such capital stock or equity interests or otherwise make or effect any change in the issued and outstanding capitalization of the Company or any of its Subsidiaries, except for shares of Company Common Stock issued prior to the Effective Time (A) upon the exercise of the Options outstanding on the date hereof under the Option Plan or (B) in the ordinary course of business pursuant to rights granted under the Company ESPP;

(f)    not declare, set aside or pay any dividend or make any distribution of any assets of any kind whatsoever (i) to any of its shareholders including, without limitation, distributions in redemption of or as the purchase price for any capital stock or equity interest, or (ii) in discharge or cancellation, in whole or in part, of any indebtedness, whether in payment of principal, interest or otherwise; provided, however, that the Company may redeem shares of Company Common Stock from Majority Shareholder in exchange for TII (as defined in Section 7.15 below) pursuant to its agreement set forth in Section 7.15 and the Redemption Agreement;

(g)    except as set forth in Schedule 6.1(g), not (i) sell, lease, transfer, assign, license, mortgage, pledge, encumber, subject to any Liens (other than (but not including for the purposes of this exception, Vacation Credits) Permitted Liens) or otherwise dispose of any of its assets, except for (x) sales to consumers of VOIs in the ordinary course of business consistent with past practice, (y) dispositions of tangible personal property in the ordinary course of business consistent with past practice and (z) the disposition of TII to Majority Shareholder in accordance with Section 7.15 and pursuant to the Redemption Agreement, or (ii) license, dispose of or permit to lapse any right under or respecting, or enter into any settlement regarding the infringement of, any Intellectual Property;

(h)    not (i) enter into any Contract for the purchase or lease of, or otherwise acquire, any assets or make any capital expenditures or commitments involving the expenditure of more than $500,000 in the aggregate, (ii) merge or consolidate with, purchase all or any substantial part of the assets of, or otherwise acquire any Person, corporation or firm or division thereof, (iii) except as permitted by clause (i) above, enter into any Contract obligating the Company to spend more than $100,000 (on a one time or annual basis) that is not terminable without cost upon sixty (60) days notice other than (x) any marketing Contract (relating to the generation of sales leads and tours) which does not obligate the Company to spend more than $500,000 and (y) Contracts relating to the payment of expenses associated with the Transactions listed on Schedule 6.1(h)(iv)(y), or (iv) except as permitted by Section 6.1(d)(i)(B) above, enter into any agreement of the type that would be a Material Contact if it were in existence as of the date hereof;

(i)    not (i) modify, amend, terminate waive, or release or assign any rights or claims under, any of its Material Contracts or (ii) modify, amend, terminate waive, or release or assign any rights or claims under, its other Contracts except, in the case of clause (ii), (x) in the ordinary course of business consistent with past practice and (y) for such actions which, individually or in the aggregate, are not material to the Company and its Subsidiaries taken as a whole;

(j)    not (i) make any change in the compensation or benefits payable or to become payable (including, without limitation, changes in the commission or bonus structure for sales representatives) to any of its officers, directors, employees, agents or consultants (other than increases in wages to employees who are not directors, officers or affiliates, in the ordinary course of business consistent with past practice, not exceeding $10,000 per annum for any individual employee, agent or consultant and $250,000 per annum in the aggregate) or to persons providing management services, (ii) enter into or amend any employment, severance, consulting, termination or other Contract or employee benefit plan or, other than ordinary advances to employees for travel and related business expenses, make any loans to any of its officers, directors, employees, affiliates, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such persons pursuant to an employee benefit plan or otherwise or (iii) negotiate, adopt or enter into any CBA;

(k)    not (i) pay or make any accrual or arrangement for payment of any pension, retirement allowance or other employee benefit pursuant to any Plan (or any other Contract) to any of its officers, directors, employees or affiliates or pay or agree to pay or make any accrual or arrangement for payment to any of its officers, directors, employees or affiliates of any amount relating to unused vacation days, except payments and accruals made required by the terms of any Plan or in the ordinary course of business consistent with past practice; or (ii) adopt or pay, grant, issue, accelerate or accrue salary or other payments or benefits pursuant to any pension, profit-sharing, bonus, extra compensation, incentive, deferred compensation, stock purchase, stock option, stock appreciation right, group insurance, severance pay, retirement or other employee benefit plan or Contract or any employment or consulting Contract with or for the benefit of any of its directors, officers, employees, agents or consultants, whether past or present, or amend in any material respect any such existing plan, agreement or arrangement in a manner inconsistent with the foregoing;

(l)    except to the extent required to maintain compliance with applicable Law, the Company and its Subsidiaries shall not (i) terminate, establish, implement, adopt, amend, enter into, make any new, or accelerate the vesting or payment of any existing grants or awards under, amend or otherwise modify any Plan (including the funding arrangements in respect thereof) or Contract in effect as of the date of this Agreement or as contemplated by this Agreement, (ii) waive any debts due to the Company from any officer or director of the Company, (iii) otherwise take any action that would reasonably be expected to materially increase any funding liability with respect to any Plan, or (iv) exercise any discretion or authority under the terms of any Plan or Contract in any manner that would result in an acceleration or increase or modification of the rights of or payments or benefits to any employee, officer, director, agent or consultant;

(m)    not permit any insurance policy obtained for the purpose of protecting and insuring against any material loss or exposure and naming it (or one of its Subsidiaries) as a beneficiary or a loss payee to be cancelled or terminated without notice to Parent except where replaced by another insurance policy providing at least as much coverage on terms no less favorable to the Company or such Subsidiary or Club, as the case may be;

(n)    not change (i) their respective accounting principles (or underlying assumptions), methods or practices (including without limitation, any reserving, renewal or residual method, practice or policy, depreciation or amortization policy or rate or recognition of accounts receivable or accounting for inventories policy, in each case, as in effect at December 31, 2000) except for any such change required by reason of a concurrent change after the date hereof in GAAP, or (ii) their respective Tax accounting principles, methods or practices or any of its methods of reporting income and deductions for federal income tax purposes from those employed in the preparation of the federal income tax returns of the Company for the taxable year ending December 31, 2000, except as required by changes in law or regulation;

(o)    not (i) settle or compromise any Tax liability, (ii) agree to any adjustment of any Tax attribute, (iii) make or change any election with respect to Taxes, (iv) surrender any right to claim a refund of Taxes, (v) consent to any extension or waiver of the statute of limitation period applicable to any Taxes, Tax Return or Tax Claim, (vi) file any amended Tax Return, or (vii) enter into any closing agreement;

(p)    not pay, discharge or satisfy any claims or liabilities (whether absolute, accrued or unaccrued, contingent, determined, determinable or otherwise) other than in the ordinary course of business consistent with past practice or in an amount not exceeding any reserve established in respect of such claim in the Balance Sheet;

(q)    not enter into any agreement containing any provision or covenant limiting in any respect the ability of the Company or any of its Subsidiaries or affiliates (or, giving effect to the Merger, Parent or any of its Subsidiaries or affiliates) to (i) sell or buy any products or services to or from any other Person, (ii) engage in any line of business anywhere in the world, or (iii) compete with any Person anywhere in the world;

(r)    not take any action for its winding up, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or reorganization or for the appointment of a receiver, administrator or administrative receiver, trustee or similar officer of all or any of its assets or revenues (other than the Merger);

(s)    not enter into any agreement or commit to take any action which would reasonably be likely to result in a breach of the foregoing covenants contained in this Section 6.1, make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect as of the Merger Closing Date and any prior time to the Merger Closing Date or prevent the Company from performing or cause the Company not to perform its covenants hereunder;

(t)    except in accordance with the Construction Contracts and applicable Laws or in the ordinary course of business consistent with past practice, not take any actions with respect to the development of the Owned Real Property, including, without limitation, applying for, pursuing, accepting or obtaining any permits, approvals or other development entitlements from any Governmental Authority or finalizing or entering into any agreements relating thereto;

(u)    not approve or request changes to the Construction Contracts (“Change Orders”) that result in a change which (i) violates a governmental requirement, any Law or Lease; (ii) would reasonably be expected to reduce the overall scope, quality, character or Amenities of the parcel of Real Property, (iii) increases construction costs for such project by more than one per cent of the project cost (calculated by including together with such change order request any prior change orders for such project which in and of themselves did not constitute a Change Order), (iv) reduces the number of “Units” (as such term is defined in the Declarations) or VOIs to be allocated to such parcel of Real Property after conveyance to the Club or (v) extends the Completion Date for any parcel of Owned Real Property more than thirty (30) days beyond the date indicated therefor on the Construction Schedule (any such change, a “Material Variation”) and will deliver to Parent within three (3) business days of receipt: (a) all notices sent to or received from any Governmental Authority regarding the governmental requirements with respect to any Construction Project indicating a material problem with or the likelihood of a material delay in the completion of any Construction Project; and (b) all requests for “Change Orders” (as hereinafter defined); and

(v)    not enter into any written agreement, contract, commitment or arrangement to do any of the foregoing, or authorize, recommend, propose, in writing or announce an intention to do any of the foregoing.

Section 6.2    No Solicitation.

(a)    The Company agrees that it shall immediately cease and cause to be terminated all existing discussions, negotiations and communications with any Persons with respect to any Acquisition Proposal (as defined in Section 6.3). Except as otherwise provided in Section 6.2(b) below, from the date of this Agreement until the earlier of termination of this Agreement and the Stock Purchase Closing Date, the Company and its Subsidiaries and their respective officers, directors, employees, investment bankers, attorneys, accountants or other agents (collectively, “Representatives”) shall not, directly or indirectly (i) initiate, solicit or encourage (including, without limitation, by way of furnishing information), or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement regarding an Acquisition Proposal, (iii) participate in negotiations or discussions with, or provide any information or data to, any Person (other than Parent, Merger Sub or any of their respective affiliates or Representatives) regarding any Acquisition Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal, or otherwise encourage any effort or attempt by any Person to do or seek any of the foregoing. Any violation of the foregoing restrictions by any of the Company’s Representatives, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(b)    Notwithstanding the foregoing, prior to the Stock Purchase Closing Date, the Company may furnish information concerning its business, properties or assets to any Person pursuant to a customary confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreements, dated July 23, 2001 and March 5, 2002, entered into between Parent and the Company (the “Confidentiality Agreement”) and may negotiate and participate in discussions and negotiations with such Person concerning an Acquisition Proposal if, and only if, (x) such entity or group has on an unsolicited basis, and in the absence of any violation of this Section 6.2 by the Company or any of its Representatives, submitted a bona fide written Superior Proposal to the Company and (y) in the good faith opinion of the Company Board of Directors, only after consultation with independent outside legal counsel to the Company, providing such information or access or engaging in such discussions or negotiations is in the best interests of the Company and its shareholders and the failure to provide such information or access or to engage in such discussions or negotiations would be inconsistent with the Board’s fiduciary duties to the Company’s shareholders under applicable law. A “Superior Proposal” means any Acquisition Proposal that is not conditioned upon the ability to obtain financing (A) which is for all, but not less than all, of the issued and outstanding shares of Company Common Stock or one hundred percent (100%) of the consolidated assets of the Company and (B) which the Company Board of Directors determines in good faith, after consultation with a nationally recognized investment banking firm, is (I) superior to the Company’s shareholders from a financial point of view and, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the third party making such proposal, and the conditions for completion of such proposal, a more favorable transaction than the Merger and

(II) reasonably likely to be completed. The Company shall promptly, and in any event within twenty-four hours following receipt by the Company or any of its Representatives of a Superior Proposal or any inquiry or expression of interest relating to an Acquisition Proposal or Acquisition Proposal Interest (as defined below) and prior to providing any such party from whom a Superior Proposal has been received with any material non-public information, notify Parent and Majority Shareholder of the receipt of the same. The Company shall promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent, such additional information to be provided no later than the date of provision of such information to such other party.

(c)    Except as expressly permitted by this Section 6.2(c), neither the Company Board of Directors nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or to Merger Sub, the approval or recommendation by the Company Board of Directors or any such committee of this Agreement, the Merger or take any action or make any statement inconsistent with such approval, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal (any action described in the foregoing clauses (i) and (ii), a “Change in the Company’s Recommendation”), or (iii) enter into any letter of intent, agreement in principle or agreement with respect to any Acquisition Proposal. Notwithstanding the foregoing, prior to the Stock Purchase Closing Date, the Company Board of Directors, subject to the terms of this and the following two sentences, to the extent that it determines in good faith, after consultation with independent outside counsel, that the failure to do so would be inconsistent with the Board’s fiduciary duties to the Company’s shareholders under applicable law, may make a Change in the Company’s Recommendation. The Company may make a Change in the Company’s Recommendation (A) at a time that is after the third business day following the Company’s delivery to Parent of written notice advising Parent that the Company Board of Directors has determined that it has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the Person making such Superior Proposal and indicating that it intends to make a Change in the Company’s Recommendation and (B) if, during such three (3) business day period, the Company and its advisors shall have negotiated in good faith with Parent to make adjustments in the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal. Any such Change in the Company’s Recommendation shall not change the approval of the Company Board of Directors for purposes of causing any state takeover statute or other state law to be inapplicable to the Transactions, including the Merger, the Stock Option Agreement and the Stock Purchase Agreement.

(d)    Notwithstanding the foregoing, nothing contained in this Section 6.2 or any other provision hereof shall prohibit the Company or the Company Board of Directors from taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2 promulgated under the Exchange Act or from making any disclosure if, in the good faith judgment of the Board of Directors of the Company, after consultation with outside counsel, failure to do so would be inconsistent with the Board’s fiduciary duties to the Company’s shareholders under applicable law; provided, however, that the Company Board of Directors shall not in any case make a Change in the Company’s Recommendation except in accordance with Section 6.2(c).

Section 6.3    Acquisition Proposals.

The Company shall promptly notify Parent, Merger Sub and Majority Shareholder if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company or any of its Subsidiaries or any of their respective Representatives, in each case in connection with any Acquisition Proposal (as hereinafter defined) or the possibility or consideration of making an Acquisition Proposal (“Acquisition Proposal Interest”) indicating, in connection with such notice, the name of the Person indicating such Acquisition Proposal Interest and the material terms and conditions of any proposals or offers. The Company agrees that it shall keep Parent, Merger Sub and Majority Shareholder informed, on a current basis, of the status and terms of any Acquisition Proposal Interest. As used in this Agreement, “Acquisition Proposal” means any tender or exchange offer involving the Company or any of its Subsidiaries, any proposal for a merger, consolidation or other business combination involving the Company or any of its

Subsidiaries, any proposal or offer to acquire in any manner an interest in excess of fifteen percent (15%) of the outstanding equity securities, or a substantial portion of the business or assets of, the Company or any of its Subsidiaries (other than assets or inventory in the ordinary course of business or assets held for sale), any proposal or offer with respect to any recapitalization or restructuring with respect to the Company or any of its Subsidiaries or any proposal or offer with respect to any other transaction similar to any of the foregoing with respect to the Company or any of its Subsidiaries other than pursuant to the Transactions.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1    Preparation of the Form S-4.

(a)    As promptly as practicable following the date of this Agreement, Parent shall prepare and as promptly as practicable following the performance of the covenant contained in Section 7.9(c) hereof Parent shall file with the SEC the Form S-4. Parent shall use all reasonable efforts to have the Form S-4, declared effective under the Securities Act as promptly as practicable after such filing.

(b)    Each of the Company, Majority Shareholder and Parent covenants that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing, no representation or covenant is made by Parent with respect to statements made or incorporated by reference based on information supplied in writing by the Company or Majority Shareholder for inclusion or incorporation by reference in the Form S-4. If at any time prior to the Effective Time there shall occur (i) any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by Company or Majority Shareholder for inclusion in the Form S-4 or (ii) any event with respect to Parent which event is required to be described in an amendment of, or a supplement to the Form S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by applicable federal securities laws, disseminated to the shareholders of Company.

(c)    Parent shall promptly notify the Company of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other Transaction or for additional information and shall supply the Company with copies of all correspondence between Parent or any of its representatives, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. Parent shall use their respective reasonable efforts to respond to any comments of the SEC with respect to the Form S-4 as promptly as practicable (and to the extent that Parent’s ability to so respond depends upon the response of the Company or Majority Shareholder, in turn, the Company and Majority Shareholder each agrees to use its reasonable efforts to permit Parent to so respond). The Company and Majority Shareholder shall provide Parent with all information necessary in order to prepare the Form S-4 and any information such party may obtain that could necessitate amending any the Form S-4.

Section 7.2    Preparation of the Proxy Statement; Company Shareholders Meeting; Nasdaq.

(a)    If approval by the Company’s shareholders is required by applicable law or the applicable rules and regulations of Nasdaq in order to consummate the Merger:

(i)    as promptly as practicable following the Stock Purchase Closing Date, the Company shall prepare and file with the SEC under the Exchange Act the Proxy Statement and use all reasonable efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after the consummation of such purchase of shares of Company Common Stock. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders as promptly as practicable after it shall have been cleared by the SEC. Parent and its counsel shall be given a reasonable opportunity to review and comment upon the Proxy Statement before it is filed with the SEC.

(ii)    Each of the Company, Majority Shareholder and Parent covenants that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the shareholders of the Company, or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, as applicable. Notwithstanding the foregoing, no representation or covenant is made by the Company with respect to statements made or incorporated by reference based on information supplied in writing by Parent or Majority Shareholder specifically for inclusion or incorporation by reference in the Proxy Statement. If at any time prior to the Effective Time there shall occur (i) (x) any event with respect to the Company or any of its Subsidiaries, or with respect to other information supplied by Company for inclusion in the Proxy Statement or (y) any event with respect to Majority Shareholder, or with respect to other information supplied by Majority Shareholder for inclusion in the Proxy Statement, or (ii) any event with respect to Parent, or with respect to information supplied by Parent for inclusion in the Proxy Statement, in either case, which event is required to be described in an amendment of, or a supplement to the Proxy Statement, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by applicable federal securities laws, disseminated to the shareholders of Company.

(iii)    The Company shall promptly notify Parent of the receipt of any comments from the SEC or its staff or any other appropriate government official and of any requests by the SEC or its staff or any other appropriate government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other Transaction or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or its staff or any other appropriate government official, on the other hand, with respect thereto. The Company shall use all reasonable efforts to respond to any comments of the SEC with respect to the Proxy Statement as promptly as practicable (and to the extent that the Company’s ability to so respond depends upon the response of Majority Shareholder, in turn, Majority Shareholder agrees to use its reasonable efforts to permit the Company to so respond) and to consult with Parent and its counsel prior to responding to such comments. The Company and Majority Shareholder and Parent shall cooperate with each other and provide to the Company all information necessary in order to prepare the Proxy Statement, and shall provide promptly to the Company any information such party may obtain that could necessitate amending the Proxy Statement.

(b)    If approval by the Company’s shareholders is required by applicable law or the applicable rules and regulations of Nasdaq in order to consummate the Merger:

(i)    The Company shall, as promptly as practicable after the Form S-4 is declared effective under the Securities Act and the Proxy Statement has been cleared with the SEC, in accordance with applicable law, the Company’s articles of incorporation and the applicable rules and regulations of Nasdaq, establish a record date (which shall be prior to or as soon as practicable following the date upon which the Proxy Statement has been cleared by the SEC) for, duly call, give notice of, convene and hold the Company Shareholders Meeting in accordance with the OBCA for the purpose of obtaining the Company Shareholder Approval. Subject to Section 6.2(c) hereof, the Board of Directors of the Company shall recommend to the Company’s shareholders the approval and adoption of this Agreement the Merger and the other transactions contemplated hereby (the “Company

Recommendation”) and use its reasonable efforts to solicit from holders of shares of Company Common Stock proxies in favor of this Agreement and take all other action reasonably necessary or advisable to secure the approval of shareholders required by the OBCA, any other applicable Law and the Company’s articles of incorporation to effect the Merger. Once the Company Shareholders Meeting has been called and noticed, the Company shall not postpone or adjourn the Company Shareholders Meeting (other than for the absence of a quorum) without the consent of Parent. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to the first sentence of this Section 7.2(b)(i) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal or Acquisition Proposal Interest or any Change in the Company’s Recommendation. Notwithstanding any Change in the Company’s Recommendation, this Agreement and the Merger shall be submitted to the shareholders of the Company at the Company’s Shareholders Meeting for the purpose of approving the Agreement and the Merger and nothing contained herein shall be deemed to relieve the Company of such obligation.

(ii)    The Company shall coordinate and cooperate with Parent with respect to the timing of the Company Shareholders Meeting.

(c)    Notwithstanding the foregoing clauses (a) and (b) above, if Parent shall acquire at least ninety percent (90%) of the outstanding shares of Company Common Stock pursuant to the Stock Purchase Agreement and/or the Stock Option Agreement, and if permitted by Section 60.491 of the ORS, subject to the satisfaction or (to the extent permitted hereunder) waiver of all conditions to the Merger, the Company and Parent shall take all necessary actions to cause the Merger to become effective, as soon as practicable after the acquisition of at least ninety percent (90%) of the outstanding shares of Company Common Stock, without a meeting of shareholders, in accordance with Section 60.491 of the ORS.

(d)    Until the Effective Time, Parent and the Company shall use commercially reasonable efforts to maintain the listing of the Company Common Stock on the Nasdaq National Market System.

Section 7.3    Letters of the Company’s Accountants.

The Company and Parent shall each use commercially reasonably efforts to cause to be delivered to the other party two letters from their respective independent accountants, one dated a date within two (2) business days before the date on which the Form S-4 shall become effective and one dated a date within two (2) business days before the Merger Closing Date, each addressed to the other party, in form and substance reasonably satisfactory to Parent and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4. In addition, the Company shall each use commercially reasonably efforts to cause to be delivered to Parent such a letter from its independent accountants dated a date within two (2) business days before the Stock Purchase Closing Date.

Section 7.4    Notification of Certain Matters.

The Company and Majority Shareholder shall give prompt notice to Merger Sub and Parent and Merger Sub and Parent shall give prompt notice to the Company and Majority Shareholder, of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would be likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date hereof to the Effective Time or (ii) any condition set forth in Article X to be unsatisfied on any date (assuming, for such purposes, that such date was the Stock Purchase Closing Date) from the date hereof to the Stock Purchase Closing Date and (b) any material failure of the Company, Majority Shareholder, Merger Sub or Parent, as the case may be, or any officer, director, employee or agent thereof, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, the representations or warranties of the parties, the conditions to the obligations of the parties hereto, or any indemnification obligation contained in Articles VIII or IX hereof.

Section 7.5    Access; Confidentiality.

(a)    From the date of this Agreement until the Stock Purchase Closing, the Company shall, and shall cause the Company’s Subsidiaries to, (i) give Parent, its officers and a reasonable number of its employees and its authorized representatives, reasonable access at all reasonable times during normal business hours to the agreements, contracts, books, records, analyses, projections, plans, systems, personnel, commitments, offices and other facilities and properties of the Company and its Subsidiaries and their accountants, and (ii) furnish Parent on a timely basis with such financial and operating data and other information with respect to the business and properties of the Company and its Subsidiaries as Parent may from time to time reasonably request in writing and use reasonable best efforts to make available at all reasonable times during normal business hours to the officers, employees, accountants, counsel, financing sources and other representatives of the Parent the appropriate individuals (including management personnel, attorneys, accountants and other professionals) for discussion of the Company’s and its Subsidiaries’ business, properties, prospects and personnel as Parent may reasonably request. Each of Parent, Merger Sub, the Company and Majority Shareholder shall hold, and shall cause its Representatives to hold non-public information confidential and in accordance with the terms of the Confidentiality Agreements.

(b)    As soon as practicable after the execution of this Agreement, the Company shall permit Parent to electronically link the Company’s financial reporting system to Parent’s financial reporting system (“Hyperion”). Access to Hyperion will be provided by Parent’s financial reporting staff and the tasks necessary to complete the link to Hyperion will be led by Parent’s accounting staff, with the necessary assistance from the Company’s accounting staff and other technical staff, if necessary, at no cost to the Company and provided that neither such installment nor the operation or use by Parent of Hyperion shall interfere with or disrupt the normal operation of the Company’s business or its financial reporting system or violate any applicable software licenses. Parent will provide the necessary Hyperion software to be installed on a computer in the Company’s accounting department; provided, however, that the information retrieved from the Company’s financial reporting system will not be made available to persons who are directly involved in pricing or any other competitive activity at Parent or any Subsidiary of Parent; provided, further, however, that Parent shall not use such information other than for purposes of assessing the financial condition of the Company for purposes of the Transactions, and shall not share, provide or sell the information to any third party or use the information in any manner that could reasonably be considered a restraint on competition or result in a violation of any applicable Laws. Any information provided under this Section 7.5(b) shall be subject to the terms of the Confidentiality Agreement.

(i)    Up to and including the Stock Purchase Closing Date, Parent or its employees, representatives, engineers, consultants or agents may enter into and upon all or any portion of the Real Property and Club Real Property listed on Exhibit 7.5 in order to investigate and assess, as Parent deems necessary or appropriate in its sole and absolute discretion, the environmental condition of such property. The Investigation may include the performance of soil and surface or ground water sampling, monitoring, borings, or testing, Phase II environmental site assessment of such property and any other tests, investigations, audits, assessments, studies, inspections or other procedures relating to environmental conditions or Materials of Environmental Concern (together, the “Environmental Investigation”) relating to the Real Property and Club Property. The Company shall cooperate with Parent in conducting any such Environmental Investigation, shall allow Parent full access to such Real Property and Club Real Property, together with full permission to conduct any such Environmental Investigation, and shall provide to Parent all plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of the Company or its predecessors or Majority Shareholder, and all information relating to environmental matters in respect of such Real Property and Club Property that is in the Company’s or Majority Shareholder’s possession or control, or is reasonably available to the Company or Majority Shareholder or any of its employees, representatives, engineers, consultants or agents.

(c)    No investigation pursuant to this Section 7.5 shall affect any representation or warranty made by the parties hereunder or any indemnification obligation contained in Articles VIII or IX hereof.

Section 7.6    Consents and Approvals.

(a)    Each of Parent, Merger Sub and the Company and Majority Shareholder shall take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on it with respect to this Agreement, the Stock Purchase Agreement and the Transactions (which actions shall include, without limitation, furnishing all information required in connection with approvals of or filings with any other Governmental Authority) and shall promptly cooperate with and furnish information to each other or their counsel in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with this Agreement, the Stock Purchase Agreement and the Transactions. Each of the Company and Majority Shareholder and Parent and Merger Sub shall, and shall cause their respective Subsidiaries to, take all reasonable actions necessary to obtain (and shall cooperate with each other in obtaining) any consent, authorization, order or approval of, or any exemption by, any Governmental Authority or other public or private third party required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated thereby or by this Agreement, the Stock Option Agreement or the Stock Purchase Agreement, including without limitation obtaining estoppel certificates in respect of the Construction Contracts set forth on Schedule 3.8(m).

(b)    Nothing in this Agreement shall require, or be construed to require, Parent or Merger Sub, in connection with the receipt of any regulatory approval, to proffer to, or agree to sell or hold separate and agree to sell, divest, discontinue or limit, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, Merger Sub, the Company or any of their respective affiliates or enter into any consent decree or other agreement that would restrict Parent or the Company in the conduct of its respective businesses as heretofore conducted.

(c)    Prior to the Stock Purchase Closing, each party shall promptly consult with the other parties hereto with respect to, provide any necessary information with respect to, and provide the other (or its counsel) copies of, all filings made by such party with any Governmental Authority or any other information supplied by such party to a Governmental Authority in connection with this Agreement, the Stock Option Agreement, the Stock Purchase Agreement and the Transactions. Each party hereto shall promptly inform the other of any communication from any Governmental Authority regarding any of the Transactions unless otherwise prohibited by Law. If any party hereto or affiliate thereof receives a request for additional information or documentary material from any such Government Authority with respect to the Transactions, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. To the extent that transfers, amendments or modifications of permits (including environmental permits) are required as a result of the execution of this Agreement, the Stock Option Agreement, the Stock Purchase Agreement or consummation of the Transactions, the Company shall use its reasonable best efforts to effect such transfers.

Section 7.7    Publicity.

Parent and the Company will consult with each other before issuing, and provide to each other the opportunity to review, comment upon and concur with and use reasonable efforts to agree on, any press release or other public statements or internal communications with respect to the Transactions, and shall not issue any press release or make any such public announcement prior to such consultation, except as either party may determine is required by applicable Law, court process or obligations pursuant to any listing agreement with any national securities exchange or Nasdaq. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties.

Section 7.8    Directors’ and Officers’ Insurance and Indemnification.

(a)    For a period of six (6) years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the officers and directors of the Company and its Subsidiaries, and persons who become any of the foregoing prior to the Effective Time, against all losses, claims, damages, liabilities, costs, fees and expenses (including reasonable fees and disbursements of counsel and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided, that any such settlement is effected with the written consent of the Parent or the Surviving Corporation, which consent shall not unreasonably be withheld)) arising out of actions or omissions solely in their capacities as such occurring at or prior to the Effective Time to the fullest extent permissible under applicable provisions of the OBCA, the terms of the Company’s articles of incorporation or bylaws, or under any agreements as in effect at the date hereof (true and correct copies of which have been previously delivered to Parent); provided, however, that in the event any claim or claims are asserted or made within such six (6) year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims.

(b)    Parent or the Surviving Corporation shall maintain the Company’s existing officers’ and directors’ liability insurance (“D&O Insurance”) for a period of not less than three (3) years after the Effective Time; provided, however, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms (taken as a whole) no less favorable to such directors or officers; provided, further, that if the existing D&O Insurance expires or is terminated or cancelled during such period, then Parent or the Surviving Corporation shall use reasonable best efforts to obtain substantially similar D&O Insurance; provided, further, however, that in no event shall Parent be required to pay aggregate premiums for insurance under this Section 7.8(b) in excess of two hundred percent (200%) of premium which was paid by the Company in 2001 or prior to the date hereof in 2002, whichever is greater, for such purpose (the “Premium”), which true and correct amounts are set forth on Schedule 7.8(b); and provided, further, that if Parent or the Surviving Corporation is unable to obtain the amount of insurance required by this Section 7.8(b) for such aggregate premium, Parent or the Surviving Corporation shall obtain as much insurance as can be obtained for an annual premium not in excess of two hundred percent (200%) of the Premium.

(c)    In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume the obligations thereof set forth in this Section 7.8.

(d)    The provisions of this Section 7.8, (i) are intended to be for the benefit of, and will be enforceable by, each indemnified party, his or her heirs and his or her representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

Section 7.9    Certain Tax and other Matters.

(a)    During the period from the date hereof to the Stock Purchase Closing Date, the Company and each of its Subsidiaries shall: (i) timely file (or there shall be filed on its behalf) all Tax Returns required to be filed by it (giving effect to all valid extensions of due dates) and such Tax Returns shall be prepared in a manner consistent with past practice (provided, however, that the Company and/or its Subsidiaries shall not file any income Tax Return for the 2001 year prior to the earlier of (A) the resolution of the Ruling request or (B) September 15, 2002, without the consent of Parent), (ii) timely pay all Taxes shown to be due on such Tax Returns (other than Taxes subject to a good faith dispute and for which the Company has properly accrued in accordance with GAAP) and (iii) promptly notify Parent of any federal or state income or franchise (or other material) Tax Claim, investigation or audit initiated against or with respect to the Company or any of its Subsidiaries or either Club in respect of any Tax matters (or any significant developments with respect to any ongoing Tax matters), including material Tax liabilities and material Tax refund Claims.

(b)    The Company shall use all reasonable efforts to obtain from a nationally recognized credit bureau provider, (e.g., Fair Issac, Equifax, etc.) within thirty (30) days of the date hereof credit scores for each Note Receivable held by it or any of its Subsidiaries, including, without limitation, the Unconsolidated Subsidiaries, and shall promptly thereafter provide such scores to Parent.

(c)    On or before the Stock Purchase Closing Date, the Company agrees that it shall have filed its Form 10-Q for the period ended March 31, 2002, (i) with the financial statements contained therein having been prepared in accordance with GAAP (except as permitted by Form 10-Q) and (ii) with the valuation of the “Residual interest in securitizations” asset set forth in such Form 10-Q being reasonably satisfactory to Parent, based on Parent’s review of the Form 10-Q prior to filing.

Section 7.10    State Takeover Laws.

If any state takeover statute becomes or is deemed to become applicable to the Company or the acquisition of shares of Company Common Stock pursuant to the Stock Option Agreement, the Stock Purchase Agreement and/or Merger, then the Company Board of Directors shall take all lawful action necessary to render such statute inapplicable to the foregoing.

Section 7.11    Employee Benefits.

(a)    Following the Effective Time, Parent shall, or shall cause the Surviving Corporation to, provide the employees of the Surviving Corporation and its Subsidiaries including employees of the Surviving Corporation who are performing services for the Club (collectively, “Company Employees”) with employee benefits that are no less favorable in the aggregate than those provided to the Company Employees by Majority Shareholder and/or its Subsidiaries as of the date hereof. With respect to those Parent employee benefit plans (“Parent Plans”) in which Parent, in its sole discretion, shall determine that Company Employees may participate on or after the Stock Purchase Closing Date, Parent shall, and shall cause the Surviving Corporation to, credit prior service of Company Employees with the Company or any of its Subsidiaries, as applicable, for purposes of eligibility and vesting under such Parent Plans to the extent that such service was recognized under the analogous Plans; provided, however, that such service need not be credited to the extent it would result in a duplication of benefits. Company Employees shall also be given credit for any deductible or co-payment amounts paid in respect of the Parent Plan year in which the Effective Time occurs, to the extent that, following the Effective Time, they participate in any Parent Plan during such plan year for which deductibles or co-payments are required. Parent shall, and shall cause the Surviving Corporation to, waive (i) any preexisting condition restriction which was waived under the terms of any analogous Plan immediately prior to the Effective Time or (ii) waiting period limitation which would otherwise be applicable to a Company Employee on or after the Effective Time to the extent such Company Employee had satisfied any similar waiting period limitation under an analogous Plan prior to the Effective Time.

(b)    Merger Sub agrees that, from and after the Effective Time, the Surviving Corporation shall honor, in accordance with the terms thereof, the Plans (including all employment, change in control, severance, termination, consulting, retirement or other benefit agreements or arrangements) if and to the extent listed on Exhibit 7.11(b). Notwithstanding the foregoing, except as set forth in Section 7.11(c) below, neither the Surviving Corporation nor Parent shall be required to assume, and neither shall assume by virtue of the Transactions, any liability with respect to any plan in which employees or directors of the Company or any of its Subsidiaries (including for such purposes employees who are performing services for the Club) are not the sole participants or which is not sponsored solely by the Company.

(c)    (i)    For the period beginning at the Stock Purchase Closing and ending on December 31, 2002 (unless Parent elects to shorten such period by providing written notice to Majority Shareholder), Majority Shareholder will provide (or cause to be provided) the following employee benefits to all Company employees, including Company employees currently on leave of absence and including any Company employees hired after the Stock Purchase Closing (“Employees”): medical and health insurance (including prescription drug), dental insurance, vision benefits, flexible spending accounts, life and survivor benefit insurance and disability insurance (including COBRA coverages). The foregoing benefits provided to Employees will be substantially similar to the benefits provided to such persons as of the date hereof. It is understood that Parent or Surviving Corporation will be the plan sponsor of the arrangement provided for in this Section 7.11(c). Majority Shareholder and the Company will each reasonably cooperate with each other with respect to coordinating payroll interfaces and administrative functions, and each will take any reasonable actions necessary and appropriate to facilitate the provision of such benefits in a manner substantially similar to the manner such benefits are provided to Employees as of the date hereof. Majority Shareholder will provide typical administrative services, payroll system support, claim payment services, enrollment assistance, and telephonic and recordkeeping support for participants. The Employees will be covered with the specific types and levels of coverages currently in effect for such Employees pursuant to their valid open enrollment elections in respect of the 2002 plan year. Employees will be permitted to amend their current coverages in the event of any “life status change” but only to the extent consistent with the then effective terms of the applicable plan and applicable law. Majority Shareholder will present Parent a monthly invoice reflecting the Costs (as defined below) with sufficient detail for Parent to assess the accuracy of such invoice. Parent will pay the Costs to Majority Shareholder within 30 days of receipt of such invoice. The Costs relating to the provision of the foregoing benefits will equal the actual direct costs incurred by Majority Shareholder after giving effect to actual losses (as a self-insurer) and taking into account the terms, conditions and individual limits of the applicable plans, as well as premium costs paid to third party benefits providers. With respect to medical, health, dental and vision benefits, Parent will be charged only with respect to claims which are incurred by an Employee following the Stock Purchase Closing (Majority Shareholder will be responsible for claims incurred prior to the Stock Purchase Closing, including “run-off” of such claims for a period of one year following the Stock Purchase Closing). Parent will be responsible for the “run-off” of any claims which are incurred from and after the Stock Purchase Closing and prior to December 31, 2002 (or such earlier date upon which the provision of such benefits ceases). Majority Shareholder will also charge the Company an additional “administration fee” equal to twenty two dollars and fifty cents ($22.50) per covered Employee per month (or fraction of such amount per fraction of any month, in the case where such benefits are not provided for an entire month), which fee shall be paid within thirty (30) days of the Company’s receipt of Majority Shareholder’s invoice.

(ii)    Within thirty (30) days of the Company’s receipt of Majority Shareholder’s invoice, the Company will pay (x) up to the first fifty thousand dollars ($50,000.00) paid by Majority Shareholder in respect of each worker’s compensation claim based on an occurrence giving rise to such claim which occurrence occurred prior to the Stock Purchase Closing (it being understood that claims under Majority Shareholder’s worker’s compensation may be made after the Stock Purchase Closing based on an occurrence prior to the Stock Purchase Closing), with Majority Shareholder being responsible, consistent with past practice, for any and all payments in excess of the first fifty thousand dollars ($50,000.00) payable in respect of any such claim and (y) premiums that have accrued but have not been paid as of the Stock Purchase Closing in respect of employees of the Company and its Subsidiaries covered by Majority Shareholder’s Health Benefit Plan and worker’s compensation plan for periods ending on the Stock Purchase Closing Date.

(d)    The Company shall use all reasonable efforts to obtain on or prior to the Stock Purchase Closing Date fully executed written agreements from: (i) every current employee working in the Company’s Employees in connection with the transfer to Majority Shareholder of MountainStar and (B) hiring in connection with MountainStar of any of the employees of the Company listed on Exhibit 7.14.

(c)    Parent agrees that prior to the fourth anniversary of the Stock Purchase Closing Date, it shall not and it shall cause its current or future Subsidiaries not to (i) solicit, induce or attempt to induce any information technology department, assigning to the Company all such employee’s right, title and interest in any Intellectual Property developed within the scope of such employee’s employment with the Company during the entire period of such employee’s employment whether before or after the date of such agreement; and (ii) every independent contractor currently working in the development of any Software for the Company, assigning to the Company all such independent contractor’s right, title and interest in any Intellectual Property developed for the Company as a “work for hire” (as that term defined in the Copyright Act, 17 U.S.C. Section.101), or under any other theory of law, during the entire period of such individual’s working for the Company, whether before or after the date of such agreement.

Section 7.12    Resignations and Appointments.

The Company shall use reasonable efforts to obtain the resignations of all (i) the members of the Boards of Governors (or other governing bodies) of any Association (the “Controlled Associations”) which Parent lists in a written notice delivered to the Company, in the event Parent delivers such a notice, and have persons chosen by Parent appointed as (i) members of the Boards of Governors (or other governing bodies) of such Controlled Associations immediately prior to the Merger Closing.

Section 7.13    Affiliates.

Schedule 7.13 sets forth those persons who are “affiliates” of the Company within the meaning of Rule 145 promulgated under the Securities Act (each such person an “Affiliate”). The Company shall provide Parent such information and documents as Parent shall request for purposes of reviewing such list. The Company has delivered or shall cause to be delivered to Parent, concurrently with the execution of this Agreement, from each of its respective Affiliates, an executed Affiliate Agreement in the form attached hereto as Exhibit A (each, an “Affiliate Agreement ”). Parent and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Parent Common Stock to be received by Affiliates of the Company pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock, consistent with the terms of such Affiliate Agreements.

Section 7.14    Non-solicitation and No-hire.

(a)    Majority Shareholder agrees that prior to the fourth anniversary of the Stock Purchase Closing Date, it shall not and it shall cause its current or future Subsidiaries (or entities in which a significant interest is held by Richard Wendt or Roderick Wendt as of the date hereof or as of such later date) (collectively, the “JW Affiliates”) not to (i) solicit, induce or attempt to induce any individual who is an employee of the Company, the Club or any of their respective Subsidiaries to leave the employ of such entity or hire any individual who was an employee of the Company, the Club or any of their respective Subsidiaries at any time within four (4) months prior to the date of such hire, or (ii) in any way interfere with the relationship between the Company, the Club or any of their respective Subsidiaries and any individual who is an employee of the Company, the Club or any of their respective Subsidiaries, except the foregoing restrictions shall not apply to (x) employees of the Company, the Clubs or any of their respective Subsidiaries that have been terminated without cause by the Company, the Clubs or any of their respective Subsidiaries, as the case may be or (y) (A) the employees of the Company or its Subsidiaries whose employment relationship is transferred to a JW Affiliate in connection with the Redemption Agreement (as defined in Section 7.15 below) (“MountainStar Employees”) and (B) any of the employees of the Company listed on Exhibit 7.14.

(b)    Majority Shareholder agrees that prior to the second anniversary of the Stock Purchase Closing Date it shall not and it shall cause the JW Affiliates not to employ, or otherwise engage as an employee, independent contractor, or otherwise, any individual who, on the date hereof, was an employee of the Company, the Club or any of their respective Subsidiaries, except the foregoing restrictions shall not apply to (x) employees of the Company, the Clubs or any of their respective Subsidiaries that have been terminated without cause by the Company, the Clubs or any of their respective Subsidiaries, as the case may be or (y) (A) the employment by TII or any Subsidiary of Majority Shareholder of any MountainStar

individual who is an employee of TII to leave the employ of such entity or hire any individual who was an employee of TII at any time within four (4) months prior to the date of such hire, or (ii) in any way interfere with the relationship between TII or MountainStar and any individual who is an employee of TII, except the foregoing restrictions shall not apply to employees of TII that have been terminated without cause by TII.

(d)    Parent further agrees that prior to the second anniversary of the Stock Purchase Closing Date it shall not and it shall cause its current or future Subsidiaries not to employ, or otherwise engage as an employee, independent contractor, or otherwise, any individual who, on the date hereof, was an employee of TII, except the foregoing restrictions shall not apply to employees of TII that have been terminated without cause by TII.

(e)    A solicitation directed at the public in general (by means of advertising on radio or in a newspaper of general circulation or by way of an on-line listing) shall not constitute a breach of the foregoing provisions of this Section 7.14.

(f)    Except as may be expressly set forth herein, each of Majority Shareholder, Richard Wendt and Roderick Wendt agrees not to directly or indirectly take any actions or act in concert with any one who takes an action (including the failure to take a reasonable action) such that the resulting effect is inconsistent with the material terms herein.

Section 7.15    Transfer of MountainStar Assets.

(a)    MountainStar Call.

(i)    Majority Shareholder hereby grants the Company and Parent the right to call (the “TII Call”) all of the outstanding equity of Trendwest Investments, Inc., a Washington corporation (“TII”), the Company Subsidiary which owns the MountainStar development project (as more fully described on Schedule 7.15 hereto) (“MountainStar”), the Subsidiaries of the Company listed on Schedule 7.15 hereto and certain other assets of the Company related to MountainStar described on Schedule 7.15 (collectively, the “MountainStar Assets”) from Majority Shareholder for a price equal to the TII Price (as defined below). If Parent exercises the TII Call, the word “Parent” shall be read everywhere in this Section 7.15(a) where the words “the Company” appear. The parties shall use reasonable commercial efforts to structure the TII Call on a tax-efficient basis. The Company hereby represents and warrants that the MountainStar Assets do not include any assets used in or for the operation of any of the businesses of the Company and its Subsidiaries (other than MountainStar). The TII Call may be exercised by the Company (then the Surviving Corporation), in its sole discretion, at any time during the period beginning on the calendar day after the Merger Closing Date and ending on the day which is the earlier of (x) sixty (60) days after the Merger Closing Date and (y) one hundred fifty (150) days after the Stock Purchase Closing Date, by delivery of a written notice (the “Call Notice”) on or before the last day of such period to Majority Shareholder indicating that it is exercising the TII Call (the “Call Termination Date”).

(ii)    The closing of the sale of the MountainStar Assets to the Company shall occur on the third business day following the date on which the Call Notice is delivered by the Company to the Majority Shareholder or on such other date as the parties shall mutually agree. The sale of the MountainStar Assets to the Company shall be made without representations or warranties of any kind; provided, however, that Majority Shareholder agrees to take all commercially reasonable actions from and after the date of the MountainStar Redemption to ensure that (i) there is no adverse consequence in respect of any of the development rights associated with MountainStar and (ii) none of the MountainStar Assets are subjected to any Liens other than those in existence on the date of the MountainStar Redemption. At such closing Majority Shareholder shall deliver (or cause to be delivered) to the Company the certificates representing all outstanding equity securities of TII and such other documents and instruments as are necessary or appropriate to convey the MountainStar Assets, and the Company shall deliver the TII Price to Majority Shareholder. The TII Price shall be paid by delivery to Majority Shareholder of a number of shares of Parent Common Stock equal to the quotient determined by dividing (x) the TII Price plus (i) any appropriate adjustment in the book value of MountainStar (as defined below) resulting from the operation/financing of MountainStar between the date of the MountainStar Redemption and the date on which the TII Call closes, provided any such adjustments reflect investments not greater than those indicated in the MountainStar budget attached hereto as Exhibit A to Schedule 7.15 (or variances from such budget, including adjustments for capitalized interest, that are reasonable under the circumstances), and (ii) as appropriately adjusted for any change in the amount owing on the Company Note (as defined below) to Majority Shareholder or the Additional MountainStar Debt (both as defined below) owing to the Company, in either case pursuant to their respective terms as in effect on the date hereof (and interest accrued thereon) between the date of the MountainStar Redemption and the date on which the TII Call closes, and for any Transfer Taxes that may be payable in connection with the transfer of the MountainStar Assets to the Company by (y) the Stock Purchase Average Trading Price (as defined in the Stock Purchase Agreement); provided, however, if the Stock Purchase Average Trading Price exceeds eighteen dollars and fifty cents ($18.50) then the Stock Purchase Average Trading Price shall be deemed to be eighteen dollars and fifty cents ($18.50); and provided further that if the Stock Purchase Average Trading Price is less than sixteen dollars and fifteen cents ($16.15) then the Stock Purchase Average Trading Price shall be deemed to be sixteen dollars and fifteen cents ($16.15).

(iii)    Majority Shareholder shall, until the Call Termination Date, provide Parent and the Company with reasonable access to MountainStar and to any books and records of TII and the other Subsidiaries included in the MountainStar Assets reasonably relevant to assessing MountainStar as an investment.

(b)    MountainStar Conditional Redemption.

(i)    On the Stock Purchase Closing Date and prior to the Stock Purchase Closing, Company shall redeem from Majority Shareholder (or a wholly-owned Subsidiary of Majority Shareholder) a portion of Majority Shareholder’s interest in Company in exchange for the MountainStar Assets, subject to the condition with respect to Parent’s per share price described in Section 7.15(c) below (the “MountainStar Redemption”). The number of shares of Company Common Stock to be redeemed by the Company in connection with the MountainStar Redemption (the “Redeemed Shares”) shall equal the quotient determined by dividing (i) the TII Price by (ii) twenty-four dollars ($24.00). The “TII Price” shall mean (i) the sum of (x) the amount reflected as total assets on the TII balance sheet (which amount was approximately $80.07 million on the February 28, 2002 TII balance sheet) as of the date of closing of the MountainStar Redemption (the “Redemption Closing Date”) and (y) any Transfer Taxes that may be payable in connection with the transfer of the MountainStar Assets by the Company, minus (ii) the sum of (x) an amount equal to the principal amount owing as of the Redemption Closing Date on the Company’s note payable (the “Company Note”) to Majority Shareholder (and interest accrued thereon) (in the principle amount of approximately $13.2 million as of the date hereof), (y) the amount owing on the debt payable to the Company listed on Schedule 7.15 hereto (the “Additional MountainStar Debt ”) as of the Redemption Closing Date, which Additional MountainStar Debt shall bear interest at the rate of six and one-half percent (6.5%) per annum (compounded annually) (in the principle amount of approximately $18.7 million dollars as of the date hereof) and (z) the sum of (A) the amounts reflected as “accrued liabilities” and “accounts payable and bank overdraft” on the TII balance sheet as of the Redemption Closing Date and (B) the amount of any other liabilities reflected on the TII balance sheet as of the date of Redemption Closing Date which liabilities (I) correspond to assets that have been included in total assets reflected on the TII balance Sheet as of the Redemption Closing Date and (II) have been accrued for but unpaid as of the as of the Redemption Closing Date (the liabilities described in this clause (z), the “Permitted Accrued Liabilities”). Majority Shareholder and the Company agree that the assets and liabilities of MountainStar from and after February 28, 2002 shall be accounted for in a manner consistent with the preparation of the February 28, 2002 TII balance sheet, with the only liabilities being reflected thereon as of the Redemption Closing Date representing amounts owing in respect of Permitted Accrued Liabilities incurred in the ordinary course of business and the amounts owing under the Company Note and the Additional MountainStar Debt, as such amounts may be adjusted from and after the date hereof pursuant to their terms as in effect on the date hereof.- Majority Shareholder acknowledges that the MountainStar Assets do not include any assets reflected on the Company’s consolidated balance sheet other than assets reflected on the TII balance sheet. Majority Shareholder and the Company each acknowledges that TII has a liability for commissions payable that are contingent upon closing of lot sales at MountainStar and that is and will not be reflected on the TII balance sheet. The parties acknowledge that the Redemption Closing Date shall be the Stock Purchase Closing Date.

(ii)    Pursuant to the Redemption Agreement, Majority Shareholder shall deliver to the Company stock certificates representing the Redeemed Shares and the Company shall deliver to Majority Shareholder certificates representing all of the outstanding shares of each of TII and the other Subsidiaries of the Company comprising the MountainStar Assets, as well as an assignment of other miscellaneous assets comprising the MountainStar Assets (none of which are used in or related to the operations of the businesses of the Company or any of its Subsidiaries (other than those comprising the MountainStar Assets)).

(iii)    Majority Shareholder hereby acknowledges that (A) the Company Note shall be transferred to and assumed by TII prior to the effectuation of the MountainStar Redemption and shall become a direct obligation of TII to the holder of the Company Note, (B) TII shall have agreed to indemnify the Company in respect of any claim made with respect thereto and (C) Majority Shareholder shall have released the Company from any and all obligations under the Company Note. Majority Shareholder hereby agrees that it shall cause the Additional MountainStar Debt to be repaid in cash within five (5) business days following the later of (x) the Merger Closing Date and (y) the date on which the registration statement on Form S-3 to be filed pursuant to the registration rights agreement (to be entered into pursuant to Section 6(g) of the Stock Purchase Agreement) goes effective.

(iv)    The Redemption will be effected pursuant to the redemption agreement attached as Exhibit A hereto (“Redemption Agreement”). The Redemption Agreement shall not include any representations, warranties or indemnities of any kind, except: (x) Company shall warrant that it has conveyed to Majority Shareholder its entire right, title and interest in TII, and (y) by the Stock Purchase Closing the MountainStar Assets shall have been released as security under the Credit Agreement; provided, however, that Parent hereby agrees that in the event the lenders under the Credit Agreement are unwilling to release the MountainStar Assets as security for obligations being secured thereby, that Parent shall agree to provide such lenders with such guarantee of such obligations as they may request as a condition to granting such release.

(v)    The Company agrees that in the event TII receives any invoice relating to cash expenditures by the Company or TII prior to the date of the MountainStar Redemption which were reflected on the books and records of the Company as an increase in the book value of TII and, consequently, in the TII Price, it shall pay over to TII within fifteen (15) days following receipt from TII of such invoice the amount thereof (it being understood that the Company shall not be responsible for any interest (other than interest which has been reflected as in increase in the book value of TII) or other liabilities arising out of the failure to have timely paid such invoice or otherwise or any other liabilities or obligations associated with the matters giving rise to such invoice).

(c)    Cancellation of the MountainStar Redemption.    In the event that the closing price of Parent Common Stock on the NYSE on the Merger Closing Date is less than ten dollars ($10.00), then the MountainStar Redemption shall be cancelled and shall have no effect, and Majority Shareholder and the Company shall be returned to their respective positions immediately before the MountainStar Redemption as if such MountainStar Redemption had never occurred (the “Cancellation”), and the Redeemed Shares shall be purchased by Merger Sub prior to the Merger in accordance with the Stock Purchase Agreement.

Section 7.16    Majority Shareholder Post-Redemption Covenants.

Following the date of the Redemption, and continuing until such time that Parent exercises the TII Call, Majority Shareholder agrees as follows:

(a)    Exclusivity: Timeshare Interests.    Majority Shareholder agrees that the Company shall have, subject to subsection (c) below, the exclusive right (“Exclusivity Right”) to develop, market and sell Timeshare Interests (as defined in Section 7.18 below) at MountainStar, including, without limitation, (x) the right to develop “Units” (as such term is defined in the Declarations) located at MountainStar, (y) the right to market and sell anywhere in the United States Timeshare Interests relating to the right to own or use property located at MountainStar and (z) the right to have a sales office or sales representative on or at MountainStar for the purposes of marketing and selling Timeshare Interests relating to the right to own or use property anywhere in the United States or the world.

(b)    Right of First Offer: Low-End Fractional Interests.    Majority Shareholder agrees that the Company shall have a right of first offer with respect to becoming the exclusive developer, marketer and seller of Low-End Fractional Interests at MountainStar during the term of the Non-competition Agreement. Prior to commencing development of any plat at MountainStar that will include Low-End Fractional Interests, Majority Shareholder shall cause TII to first offer to Company the right to purchase and develop the pads slated for Low-End Fractional Interests pursuant to the then existing development plan by delivering to Company a notice (a “Low-End Fractional Notice”) specifying: (i) the number and location of pads subject to the Low-End Fractional Notice, (ii) the price per pad (including without limitation, the utility hook-up fees, an estimated range for improvement fees, if any, payable in respect of such pads), (iii) the TII Pad Cost (as defined below), and (iv) and latest date on which the closing of the sale of such pads must occur. Within thirty (30) days after it receives the Low-End Fractional Notice, Company must either (x) accept the offer reflected by the Low-End Fractional Notice by delivering to TII an acceptance notice, (y) deliver a notice to TII invoking the Low-End Fractional Valuation Procedure (as described below), or (z) do nothing. If Company does nothing, the right of first offer set evidenced by this subsection (b) shall terminate with respect to the pads covered by such Low-End Fractional Notice and any subsequent Low-End Fractional pads to be developed at MountainStar, and TII shall be permitted to develop, construct, market and sell Low-End Fractional Interests with respect to all such pads. If Company delivers an acceptance notice or invokes the Low-End Fractional Valuation Procedure, such action shall constitute an irrevocable obligation to purchase all the pads subject to such Low-End Fractional Notice on the terms in such notice, except as the price may be modified by the Low-End Fractional Valuation Procedure, and further represents an irrevocable commitment to develop, construct, market and sell such pads as Low-End Fractional Interests consistent with the schedule and requirements set forth in the then existing development plan for MountainStar. If Company fails to complete development and construction of the Low End Fractional pads within the schedule and requirements of the development plan, then in addition to any other rights available to TII, Company’s right of first offer in this subsection (b) shall terminate.

The “TII Pad Cost ” shall be TII’s actual cost of such Timeshare Pads and Majority Shareholder agrees that in the event that the Company desires in good faith to offer a price lower than the TII Pad Cost after its receipt of the Low-End Fractional Notice, Majority Shareholder shall obtain the certification of Majority Shareholders independent accountants certifying that the TII Pad Cost equals TII’s actual cost for such pads in accordance with GAAP; provided, however, that in such event the Company’s obligation to timely respond following delivery of the Low-End Fractional Notice shall be tolled during the period it takes to obtain such certification.

The “Low-End Fractional Valuation Procedure ” shall operate as follows: The notice by which Company invokes the Low-End Fractional Valuation Procedure shall set forth a price per pad pursuant to which Company will purchase the pads subject to the Low-End Fractional Notice. The price proposed by the Company shall not be less than the TII Pad Cost. If Company and TII are unable to come to agreement on within five (5) calendar days after TII’s receipt of such notice from the Company, then each party shall within two (2) calendar days thereafter select a valuation designee, and those two persons shall, within five (5) calendar days of their appointment select a third person who is an MAI appraiser with more than 10 years of experience valuing real estate assets utilized for Timeshare Interest and Low-End Fractional Interest purposes (the “Selected Appraiser”). TII and Company shall be permitted to provide Selected Appraiser with such information as it deems appropriate to justify the price proposed by such party. The Selected Appraiser shall, within fifteen (15) calendar days of his or her appointment, select either the price per pad proposed by TII in the Low-End Fractional Notice, or by Company in its notice invoking the Low-End Fractional Valuation Procedure. The Selected Appraiser shall not be permitted to select a price other than the price proposed by TII or by Company. The costs and expenses of the Selected Appraiser shall be borne by the party whose price is not selected.

(c)    If in fact a master planned resort development is developed upon the MountainStar property, upon satisfaction of the Offer Conditions (as defined below), TII shall deliver to Company a notice (a “Timeshare Notice”) specifying the price per pad (the “Proposed Price”) for 200 pads located in no less favorable a position than the location indicated on the preliminary master plan attached as Exhibit 7.16(c) hereto as the location for Timeshare Interests, including, without limitation, in terms of proximity to the planned “village green” and the percentage of such Timeshare Pads that border a golf course (the “Timeshare Pads”). The Proposed Price shall include sufficient detail to enable one to determine what portion of the price relates to utility hook-up fees and other non-land components of price, if any. The timeshare pads offered hereunder shall be subject to impact fees described below, CC&Rs and other restrictions applicable to such parcels as set forth in the applicable title report. Within forty-five days after it receives the Timeshare Notice, Company must either (x) accept the offer reflected by the Timeshare Notice by delivering to TII an acceptance notice, (y) refuse the offer reflected by the Timeshare Notice by delivering a notice to TII indicating same, or (z) do nothing. If Company refuses or does nothing, (i) TII shall be permitted to sell the Timeshare Pads to another Person (that is not a Subsidiary of Majority Shareholder or any affiliate of Majority Shareholder) for development, marketing and sale as Timeshare Interests; provided, however, such Timeshare Pads may not be sold at a price less than the Proposed Price without first offering to Company a right to acquire such Timeshare Pads at the lower price offered to such third party, and (ii), provided such third party completes construction of 200 units on such Timeshare Pads within the schedule on which the Company would have had to complete such units in order to retain its Exclusivity Right set forth herein, Company’s Exclusivity Right shall terminate. Any re-offer of the Timeshare Pads to Company at a lower price shall again be by means of a Timeshare Notice, except that Company must either accept or reject such lower Proposed Price within 15 days after its receipt of the new Timeshare Notice. If Company delivers an acceptance notice to a Timeshare Notice, such action shall constitute an irrevocable obligation to (i) purchase all the pads subject to such Timeshare Notice, subject to satisfaction of the Purchase Conditions, on the terms in such notice and (ii) complete development and construction of 200 units on such Timeshare Pads in accordance with the following schedule: the Company will have, within twenty-four (24) months of the closing of the purchase of the Timeshare Pads, completed construction of one hundred (100) units and the Company will have, within forty-eight (48) months of the closing of the purchase of the Timeshare Pads, completed construction of an additional one hundred (100) units, in each case subject to appropriate delays arising out of any cause that is beyond the reasonable control of the Company which, despite the Company exercise of due diligence to prevent or overcome, prevents its performance of the obligations set forth in the previous sentence, including without limitation, strikes or other labor difficulties, acts of God, wars, earthquake, flood, explosion, fire, lightning, landslides, or similar cataclysmic event or Order imposed by Governmental Authorities (but, for the sake of clarity, not including: (a) economic hardship of the Company or (b) events attributable to negligence or willful misconduct, failure to comply with any Applicable Laws and Regulations, or any default by the Company under any construction agreement for the construction of the units to be built on the Timeshare Pads. If Company fails to complete development and construction of such 200 units in accordance with the foregoing schedule, Company’s Exclusivity Right shall terminate (which loss of the Exclusivity Right shall, for the sake of clarity, constitute Majority Shareholder (and TII’s) sole remedy for the Company’s failure to have constructed Timeshare Interests on the Timeshare Pads). If Company purchase the Timeshare Pads, its Exclusivity Right shall become irrevocable unless as set froth above it fails to complete construction of 200 units in accordance with the schedule set forth above.

(d)    The “Offer Conditions” consist of (i) receipt of permits sufficient to ensure (x) completion of utility hook-ups for the 200 pads, (y) accessible all weather roadways and (ii) certification by TII of a range of the cost of impact fees associated with such 200 units. The “Purchase Conditions” consist of: (i) existence of sewer, water and other utility plant capacity sufficient for the 200 units to be constructed on the Timeshare Pads and all utility hook-ups to property boundaries, (ii) completion of accessible all weather roads to the property boundaries, (iii) all entitlements for the 200 units to be constructed on the Timeshare Pads shall have been obtained by TII, and (iv) impact fees for the 200 units to be constructed on the Timeshare Pads shall have been determined and shall fall within the range indicated in the Timeshare Notice.

(e)    Majority Shareholder agrees that the covenants contained in Sections 7.16(a) and 7.16(c) run with the land and that Majority Shareholder shall cause TII to take whatever action is necessary to ensure that any purchaser or transferee of all or any portion of MountainStar or of TII, or any of their respective successors in interest, shall be bound by these restrictions and agreements; provided, however, that in the event that Majority Shareholder determines to sell all of TII (or its successor) or all or substantially all the assets comprising MountainStar to a third party (other than to a Subsidiary of Majority Shareholder or other Person in which Majority Shareholder or any Subsidiary of Majority Shareholder holds a significant interest or to any Person in which William Peare, Richard Wendt or Roderick Wendt holds a significant interest) at a time prior to the time at which it shall have delivered a Timeshare Notice then:

(i)    TII shall first offer the Timeshare Pads to the Company at a price determined by TII by delivering a written notice to the Company. The proposed price shall include sufficient detail to enable one to determine what portion of the price relates to utility hook-up fees and other non-land components of price, if any. The Company shall then either (x) accept the offer reflected by the TII’s notice by delivering to TII an acceptance notice, (y) refuse the offer reflected by the TII’s notice by delivering a written notice to TII indicating same, or (z) if the Company believes the offered price is too high, it may counter-offer to purchase the Timeshare Pads at a lower price, in which case the parties shall then negotiate in good faith to reach agreement on a price for the Timeshare Pads. In the case of clause (z) above, in the event that the parties are unable to agree upon a price for the Timeshare Pads, a third-party designated by both parties shall within fifteen days of being so designated determine the fair market value for the Timeshare Pads and upon receipt of such value determination, TII shall have the right to determine whether to proceed with the procedure contemplated by this Section 7.16(e), and if within five days of such determination it has not delivered written notice of its election not to proceed, the Company shall then have the option, but not the obligation, to (A) agreeing in writing (the “Commitment”) that it shall purchase the Timeshare Pads promptly following satisfaction of the Offer Conditions and the Purchase Conditions or (B) delivering a written notice to TII indicating that it elects not to make the Commitment; and

(ii)    in the event that the Company delivers a notice pursuant to subsection (i)(y) above or elects not to make the Commitment, then an instrument, fully executed by the Company and placed in escrow immediately prior to the Redemption which shall be fully effective in effecting a release of the covenant on the land shall be released to Majority Shareholder in the event that Majority Shareholder enters into a binding written agreement for the sale of all or substantially all of TII (or its successor) or all or substantially all of MountainStar to a third party on or before the day which is eighteen (18) months after the date on which the Company shall have delivered the notice pursuant to which it declined to purchase the Timeshare Pads.

(f)    The Company’s rights under this Section 7.16 may be assigned by the Company (and any of its affiliates to whom it shall have assigned such rights) to any one or more of its affiliates.

Section 7.17    Eagle Crest and Running Y.

(a)    Majority Shareholder has two wholly owned Subsidiaries, Eagle Crest, Inc. (“ECI”) and Running Y Resort, Inc. (“RYI”). ECI owns, develops and operates a resort called the Eagle Crest Resort

(“EC Resort”) and RYI owns, develops and operates a resort called the Running Y Resort (“RY Resort”). There are currently Club Resorts located at each of the EC Resort and the RY Resort. In addition, ECI, and RYI are parties to (i) the Acquisition Agreement (Eagle Crest Vacation Club), dated as of May 5, 2001, among ECI, RYI and Eagle Crest Vacation Club and the Company and the Club, (ii) the WorldMark Marketing Agreement, dated as of May 5, 2001, among the Company and ECI and RYI (the “EC Marketing Agreement”), and (iii) the Receivables Transfer Agreement, dated as of September 28, 2001, among ECI, RYI and the Company (the “Transfer Agreement”). Except as set forth on Schedule 3.17, there are no other Contracts between, on the one hand, ECI and/or RYI, and on the other hand, the Company, any of its Subsidiaries or the Club.

(b)    Majority Shareholder agrees (i) to cause each of ECI and RYI to comply with its repurchase obligations under Section 6.2 of the EC Marketing Agreement and (ii) that the term “Licensing Fee” (as defined in EC Marketing Agreement) shall be amended effective from and as of the Stock Purchase Closing Date to delete the words “$350 for each new WorldMark Contract” therein and replace such words with the words “five percent (5%) of the purchase price (meaning the price payable for the purchase of the Vacation Credits being sold pursuant thereto) of each new WorldMark Contract” and (iii) that Majority Shareholder will pay to Parent any amounts that would be payable by ECI and RYI if their repurchase obligations under Section 1.4(b) of the Transfer Agreement, were not limited by the limitation on the Company’s rights set forth in the Section 1.4(a) of the Transfer Agreement or the first sentence of Section 1.4(c).

(c)    Majority Shareholder agrees that during the period of the non-competition provisions set forth in Section 7.18 below, except as permitted by the Marketing Agreement in respect of Vacation Credits and as provided in Section 7.16(e) below, it shall not permit ECI or RYI to develop, market or sell any Timeshare Interests at the EC Resort or the RY Resort, and Majority Shareholder shall cause ECI and RYI to take whatever action is necessary to ensure that any purchaser or transferee of a portion comprising less than substantially all of EC Resort or RY Resort shall not develop, market or sell any Timeshare Interests at the EC Resort or the RY Resort, it being understood that any purchaser or transferee unaffiliated with Majority Shareholder (or with either Richard Wendt or Roderick Wendt) of all or substantially all of EC Resort or RY Resort, as the case may be, or of ECI or RYI, as the case may be, or any of their respective successors in interest, shall not be bound by these restrictions; provided, however, that in the case of any such transfer or purchase of all or substantially all of EC Resort or RY Resort, as the case may be, or of all or substantially all of ECI or RYI, as the case may be, Majority Shareholder agrees that the Company shall have the right to terminate (without regard to the notice provision contained therein) the EC Marketing Agreement as to the EC Resort or the RY Resort, as the case may be. The foregoing covenants shall not be understood to limit in any way the scope of the terms of Section 7.18 hereof or imply that the terms of Section 7.18 do not otherwise have the same consequences as the terms of this Section 7.17(c).

(d)    Parent agrees that notwithstanding the terms of the Non-competition Agreement, ECI and RYI shall be entitled to develop, market and sell Low-End Fractional Interests at the EC Resort and the RY Resort, respectively, to the extent to which Low-End Fractional Interests could be built today given the amount of land owned by each of ECI and RYI, as of the date hereof

(e)    Parent agrees that in the event that the EC Marketing Agreement is terminated after the Stock Purchase Closing Date by the Company without cause pursuant to a written notice of termination delivered by the Company thereunder, then the terms of the Non-competition Agreement shall not apply in respect of the development, marketing or sale by ECI and RYI of Timeshare Interests at the EC Resort and the RY Resort, respectively, to the extent to which Timeshare Interests could be built today given the amount of land owned by each of ECI and RYI, as of the date hereof.

(f)    Majority Shareholder agrees that it shall not, and shall not permit any of its Subsidiaries to, propose or vote for any change in any master or other condominium (or similar) declaration or ancillary document relating to the properties at the EC Resort that would result in the current transient use of the Club’s units located there being prohibited or restricted.

Section 7.18    Non-competition.

(a)    For a period of five (5) years after the Stock Purchase Closing Date, each of Majority Shareholder and Richard Wendt and Roderick Wendt agrees that, except and only to the extent permitted (A) in respect of Majority’s Shareholder’s Subsidiaries by the provisions of Section 7.17(d) hereof and, (B) in respect of the MountainStar Assets, provided the Cancellation has not occurred or the MountainStar Call has not been not exercised, by the provisions of Section 7.16(b) hereof, it or he, as the case may be, will not and, in the case of Majority Shareholder will cause its Subsidiaries not to, directly or indirectly, engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation, financing, or control of, be in any manner connected with, lend the name of Majority Shareholder or of any of its Subsidiaries or any similar name to, lend its or his (or in the case of Majority Shareholder, any of its Subsidiary’s) credit to, any business whose products or activities that compete in whole or in part with timeshare business of the Company, anywhere within the United States, western Canada or Australia, (including, without limitation, rendering to any such business or Person engaged in any such business any services or advice consisting of developing, building, designing, managing, selling (or assisting in the development, design, management, marketing or selling of) any Timeshare Interests or Low End Fractional Interests, but not including, for the sake of clarity, the provision of golf course design or construction services), it being understood for these purposes that the timeshare business is comprised of the development, construction, marketing and/or sales of (x) any product entitling the possessor thereof to (based on the initial purchase of such product) less than four (4) weeks (or the equivalent of less than four (4) weeks worth) of ownership rights in respect of or right to use any real estate (or other property use of which is made available to the purchaser of such products), whether marketed or sold in the form of weeks, undivided interests, points or credits, whether in deeded or undeeded form, and whether in a continuous duration or aggregate duration in any one (1) year (it being understood that the ability of the holder or owner of such product to borrow or bank time in respect of different years shall not be considered in calculating such four (4) week time period) (“Timeshare Interests”) and (y) any product (A) entitling the possessor thereof to four (4) weeks or less of ownership rights in respect of or right to use any real estate (or other property use of which is made available to the purchaser of such products), whether marketed or sold in the form of weeks, undivided interests, points or credits, and whether in deeded or undeeded form, which (B) has a retail sales price (net of taxes and customary charges and fees) of not more than sixty thousand dollars ($60,000.00) (“Low-End Fractional Interests”). Timeshare Interests and Low-End Fractional Interests shall not be deemed to include customary hotel operations.

Notwithstanding the foregoing, Majority Shareholder may (I) purchase or otherwise acquire up to (but, except in the case of shares of Parent Common Stock, not more than) four and nine tenths percent (4.9%) of any class of securities of any enterprise (but without otherwise participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act and (II) engage in development and construction activities towards the creation of Timeshare Interests and Low-End Fractional Interests on the approximately 2600 acre parcel of land near the EC Resort in respect of which ECI currently owns an option to purchase. Each of Majority Shareholder and Richard Wendt and Roderick Wendt agrees that this covenant is reasonable with respect to its duration, geographical area, and scope.

(b)    Except as may be expressly set forth herein, each of Majority Shareholder, Richard Wendt and Roderick Wendt agrees not to directly or indirectly take any actions or act in concert with any one who takes an action (including the failure to take a reasonable action) such that the resulting effect is inconsistent with the material terms herein.

(c)    In the event of a breach by Majority Shareholder of any covenant set forth in Section 7.18(a) hereof, the term of such covenant will be extended by the period of the duration of such breach.

(d)    If any provision of this or the preceding Section is found not to be enforceable in accordance with its terms because of the duration of such provision of the scope of activities covered thereby, the parties agree that the judge, arbitrator, or other entity making such determination will have the power to reduce the duration or scope of such provision, and in its reduced form such provision shall enforceable. The parties agree that a breach of this or the preceding Section will cause irreparable damage to Parent or the Company and, upon any such breach, Parent shall be entitled to injunctive relief, specific performance, or other equitable relief; provided, however, that the foregoing remedies will in no way limit any other remedies that Parent or the Company may have.

ARTICLE VIII

TAX MATTERS

Section 8.1    Tax Indemnification.

(a)    The Majority Shareholder shall indemnify, defend and hold harmless all Indemnified Persons from and against, and will reimburse all Indemnified Persons for, any and all Tax Damages (as defined below) arising out of or relating or attributable to (without duplication):

(i)    Taxes imposed on the Company or any of its Subsidiaries under section 1.1502-6 of the Treasury Regulations (and corresponding provisions of state, local or foreign Law) as a result of being a member of any federal, state, local or foreign consolidated, unitary, combined or similar group of which the Majority Shareholder or any of its Subsidiaries (other than the Company or its Subsidiaries) is or was the common parent;

(ii)    the Company and its Subsidiaries being treated as members of a Federal, state, or local consolidated, combined, unitary or similar group of which the Majority Shareholder or any of its Subsidiaries (other than the Company or its Subsidiaries) is or was the common parent for any taxable period ending in 1999, 2000, 2001 or 2002;

(iii)    Transfer Taxes imposed on the Company or any of its Subsidiaries relating or attributable to the transactions contemplated pursuant to Section 7.15(b);

(iv)    Taxes imposed on the Company and its Subsidiaries under Section 541 of the Code (and corresponding provisions of state and local law) for any period (or portion thereof) ending on or before the Effective Time but only to the extent that such Tax Damages (together with all Tax Damages resulting from Section 8.1(a)(v)) exceed $1,000,000;

(v)    in the event that the applicable Taxing authority determines that the Company and/or any of its Subsidiaries should file separate or non-consolidated income Tax Returns, or the Company and/or any of its Subsidiaries file separate or nonconsolidated income Tax Returns for taxable periods ending on or prior to the Stock Purchase Closing Date (in each case, for which the Company and/or any its Subsidiaries had previously filed as part of a consolidated, combined, unitary or similar group for such period), improper inclusion of the Company and/or any of its Subsidiaries as members of a Federal, state or local consolidated, combined, unitary or similar group but only to the extent that such Tax Damages (together, with all Tax Damages resulting from Section 8.1(a)(iv)) exceed $1,000,000; and

(vi)    the breach by the Majority Shareholder or the failure of the Majority Shareholder to perform (or cause to have performed) any of the covenants made by it or agreements entered into pursuant to this Agreement that relate to Taxes.

(b)    Certain Tax Benefits.

(i)    Subject to Section 8.1(b)(iii), no later than 45 days after the filing of an income Tax Return of the Company or any of its Subsidiaries, or any consolidated, combined, unitary or similar income Tax Return of Parent or its Subsidiaries which includes the Company and or any of its Subsidiaries as members of such consolidated, combined, unitary or similar group (in each case, for tax years ending December 31, 2001 and thereafter), subject to Section 8.6(b), Parent shall pay to the Majority

Shareholder the amount, if any, of Company Tax Benefits Actually Realized by any of Parent, its Subsidiaries, the Company or its Subsidiaries with respect to such Tax years ending December 31, 2001 and thereafter.

(ii)    For purposes of this Agreement, “Company Tax Benefit” shall mean the sum of the amounts by which the actual Tax liability (after giving effect to the alternative minimum or similar Tax) of a corporation to the appropriate Taxing authority is reduced by or as a result of a deduction relating to any net operating loss carryover of the Company or any of its Subsidiaries, any alternative minimum tax net operating loss carryover of the Company or any of its Subsidiaries or any capital loss carryover of the Company or any of its Subsidiaries, or any offset relating to any credit carryover of the Company or any of its Subsidiaries and any increase in the basis of an asset of the Company or any of its Subsidiaries, in each case, that exists solely as a result of the Company and its Subsidiaries being required to file separate income Tax Returns (rather than consolidated, combined, unitary or similar Tax Returns) for taxable years ending December 31, 1999 and December 31, 2000 (each such Tax attribute, a “Company Tax Attribute”). For purposes of this Agreement, a Company Tax Benefit shall be deemed to be “Actually Realized” at the time of the filing of a Tax Return on which a Company Tax Attribute is applied to reduce the amount of Taxes which would otherwise be payable.

(iii)    Notwithstanding anything to the contrary contained in this Agreement, the amount Parent shall be required to pay to the Majority Shareholder pursuant to Section 8.1(b)(i) shall not exceed the Tax Damages paid by the Majority Shareholder to Parent pursuant to Section 8.1(a)(v).

(c)    For purposes of this Agreement, “Tax Damages” shall mean all Taxes and all damages relating to the utilization by the Majority Shareholder and its Subsidiaries of Tax attributes of the Company and/or any of its Subsidiaries and, in each case, all related reasonable attorney’s, accountant’s and similar fees and expenses.

Section 8.2    Tax Cooperation.

(a)    Each of Majority Shareholder and Parent agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records and the reasonably requested assistance of its employees or representatives) relating to the Company and/or any Subsidiary of the Company as is reasonably requested for the filing of any Tax Returns, for the response to or preparation for any audit, or for the prosecution or defense of any Tax Claim. Any information obtained under this Section 8.2 shall be kept confidential except (i) as may otherwise be necessary in connection with the filing of Tax Returns, the prosecution or defense of any Tax Claim, or the conducting of any audit or other proceeding or (ii) as consented to by Majority Shareholder or Parent, as the case may be.

(b)    Parent shall not permit the Company or any of its Subsidiaries, subject to Section 8.2(e) and Section 8.3, to make or change any Tax election or amend any Tax Return (other than with respect to the carryback of a Tax Attribute from a period ending after the Stock Purchase Closing Date) if and only to the extent such election or amendment specifically relates to Taxes for which the Majority Shareholder has agreed to indemnify Parent pursuant to Section 8.1 of this Agreement, without the consent of the majority Shareholder not to be unreasonably withheld.

(c)    Subject to Section 8.2(d), Majority Shareholder shall not, and Parent shall not be required by Majority Shareholder to, amend any Tax Return of or relating to the Company or any Subsidiary.

(d)    Ruling Request

(i)    Majority Shareholder shall provide to Parent all (A) supplements, documents and other written information (“Ruling Request Materials”) to be submitted or provided to the IRS) and (B) any written requests, documents or other information (including any private letter ruling) received from the IRS (“IRS Materials”), in each case, in connection with the “Request for Relief under Treasury Regulation Section 301.9100-3” by the Majority Shareholder dated February 19, 2002 (the “Ruling Request ”), provided, however, that Majority Shareholder shall be entitled to redact any information contained in any Ruling Request Materials or IRS Materials that directly or indirectly disclose confidential information of Majority Shareholder.

(ii)    To the extent that the IRS rules favorably in respect of the Ruling Request, Parent shall cause the Company and its Subsidiaries to furnish to Majority Shareholder, upon request and as promptly as reasonably practicable, such information (including reasonable access to books and records and the reasonably requested assistance of its employees or representatives) relating to the Company and/or any of its Subsidiaries as is reasonably requested for the filing of any consolidated, unitary, combined or similar Tax Return (for any taxable period ending in 1999, 2000, 2001 and 2002) of which Majority Shareholder is the common parent, and thereafter Majority Shareholder, as soon as reasonably practicable, shall provide to Parent copies of each of the pro forma Tax Returns of each of the Company and its Subsidiaries to be included in such Majority Shareholder’s U.S. federal consolidated (and any applicable state or local combined, unitary or similar) income Tax Return. If any request by the Majority Shareholder to the Company and/or any of its Subsidiaries pursuant to this Section 8.2(d)(ii) requires the Company or any of its Subsidiaries to incur accountant’s and similar fees and expenses (other than such fees and expenses incurred in the ordinary course), the Majority Shareholder shall pay such fees and expenses as such fees and expenses are incurred.

(e)    To the extent that the IRS does not rule favorably in respect of the Ruling Request, Parent shall provide to the Majority Shareholder all separate or non-consolidated income Tax Returns to be filed by the Company or its Subsidiaries for taxable periods ending in 1999 and 2000 at least 10 business days prior to such filing. The Company and/or its Subsidiaries shall not file such Tax Returns without the consent of the Majority Shareholder, which consent shall not be unreasonably withheld or delayed. If the Majority Shareholder disputes any item on such Tax Return, it shall notify Parent (by written notice within ten days of receipt of such Tax Returns) of such disputed item (or items) and the basis for its objection. The parties hereto shall act in good faith to resolve any such dispute prior to the date on which the Tax Return is required to be filed. If the parties hereto cannot resolve any disputed item, the item in question shall be resolved by a nationally recognized independent accounting firm acceptable to both the Majority Shareholder and Parent (the “Tax Accountant ”) in accordance with the standards set forth in this Section 8.2(e) and as promptly as practicable. The fees and expenses of the Tax Accountant shall be borne by the Majority Shareholder, provided, however, that Parent shall pay to Majority Shareholder (no later than 10 days after payment by the Majority Shareholder of such fees and expenses) a number of shares of Parent Common Stock, rounded down to the nearest whole share, equal to the quotient determined by dividing (i) one-half of the fees and expenses of the Tax Accountant that are payable by the Majority Shareholder under this Section 8.2(e) by (ii) the Tax Average Trading Price.

(f)    Certain Refunds.    If Majority Shareholder (or any of its affiliates) or the Company (or any of its affiliates) receives (the receiving party, the “Refund Recipient ”) any refund or credit of California income or franchise Taxes for taxable years in which Majority Shareholder and the Company were members of a California combined (or similar) group, the Refund Recipient shall notify the other party in writing upon receipt by the Refund Recipient of such refund or credit, and shall pay in immediately available funds to the other party such party’s equitable portion of the refund or credit received.

Section 8.3    Tax Audits.

(a)    After the Stock Purchase Closing Date, each of Parent, on the one hand, and the Majority Shareholder, on the other hand (“Recipient”), will promptly notify the other party in writing upon receipt by the Recipient or any of its Affiliates (including in the case of the Parent, the Company or any of its Subsidiaries) of any written notice of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar Claim received by the Recipient or any of its Affiliates from any Tax authority or any other party with respect to Taxes for which the Majority Shareholder is liable pursuant to Section 8.1 (any such claim, a “Tax Claim”); provided, however, that a failure by Parent to give such notice will not affect Parent’s or the Company’s (or an Indemnified Person’s) rights to indemnification under Section 8.1 unless and to the extent that the Majority

Shareholder demonstrates that the defense of such action is prejudiced by the Indemnified Person’s failure to give such notice.

(b)    In any Tax Claim involving any asserted liability for which the Majority Shareholder may be required to indemnify Parent pursuant to Section 8.1, the Majority Shareholder may elect to control the conduct of such Tax Claim, through counsel of the Majority Shareholder’s own choosing and at the Majority Shareholder’s own expense and with the participation of Parent. If the Majority Shareholder desires to elect to control any such Tax Claim, the Majority Shareholder shall within 10 calendar days of receipt of the notice of asserted Tax liability notify Parent in writing of its intent to do so. If the Majority Shareholder properly elects to control such Tax Claim, then the Majority Shareholder shall have all rights to settle, compromise and/or concede such asserted liability and Parent shall reasonably cooperate and shall cause the Company and each of its Subsidiaries to reasonably cooperate in each phase of such Tax Claim; provided, however, that the Majority Shareholder shall not settle, compromise and/or concede such asserted liability without the consent of Parent, not to be unreasonably withheld or, if such settlement, compromise or concession could increase the Tax liability of any of Parent (or any of its Affiliates) or the Company or any of its Subsidiaries for any other taxable period without the consent of Parent. If the Majority Shareholder does not elect to control a Tax Claim pursuant to this Section 8.3(b) (or, after assuming control, the Majority Shareholder fails to reasonably defend against such Tax Claim), Parent or the Company (or any Subsidiary) may, without affecting its or any other indemnified party’s rights to indemnification under this Article VIII, assume and control the defense of such Tax Claim with participation by the Majority Shareholder (at the Majority Shareholder’s expense); provided, however, that Parent may not settle or compromise such Tax Claim without the consent of the Majority Shareholder, which consent shall not be unreasonably withheld.

Section 8.4    Transfer Taxes.

(a)    The Majority Shareholder shall pay or cause to be paid all sales, use, real property transfer, real property gains, transfer, stamp, registration, documentary, recording or similar Taxes together with any interest thereon, penalties, fines, costs, fees, additions to tax or additional amounts with respect thereto (collectively, “Transfer Taxes”), if any, incurred in connection with the transactions contemplated by the Stock Purchase Agreement. The Majority Shareholder will be responsible for preparing and timely filing (and Parent will cooperate with the Majority Shareholder, at the Majority Shareholder’s expense, in preparing and filing) any Tax Returns required with respect to any such Transfer Taxes. The Majority Shareholder will provide to Parent a true copy of each such Tax Return as filed and evidence of the timely filing thereof.

(b)    The Majority Shareholder shall pay all Transfer Taxes, if any, incurred in connection with the transaction contemplated by Section 7.15(c) of this Agreement; provided, however, that Parent shall pay to Majority Shareholder (no later than 10 days after payment by the Majority Shareholder of such Transfer Taxes) a number of shares of Parent Common Stock, rounded down to the nearest whole share, equal to the quotient determined by dividing (i) one-half of the Transfer Taxes that are payable by the Majority Shareholder pursuant to this Section 8.4(b) by (ii) the Tax Average Trading Price.

Section 8.5    Tax Sharing Agreements.

As of the Stock Purchase Closing, all Tax Sharing Agreements, written or unwritten, with respect to or involving any of the Company and/or any Subsidiary shall be terminated and, after the Stock Purchase Closing Date, the Company and each Subsidiary shall not have any further rights or obligations under any such agreement.

Section 8.6    Payments.

(a)    Subject to 8.6(b), any amounts owed by any party to any other party under this Article VIII shall be paid in cash within five (5) days’ notice from such other party. Any amounts that are not paid within such five (5) day period (or as otherwise set forth herein) shall accrue interest at an annual rate of eight percent (8%) per year.

(b)    Notwithstanding anything to the contrary contained in this Article VIII, any payment by Parent to the Majority Shareholder pursuant to Section 8.1(b) shall be paid solely in Parent Common Stock. The number of shares of Parent Common Stock payable by Parent pursuant hereto shall equal the number of shares of Parent Common Stock, rounded down to the nearest whole share, equal to the quotient determined by dividing (i) amount that would otherwise be payable by Parent to Majority Shareholder pursuant to Section 8.1(b) by (ii) the Tax Average Trading Price. For purposes of this Agreement, the “Tax Average Trading Price” shall mean the arithmetic average of the 4:00 p.m. eastern Time closing sales prices of Parent Common Stock reported on the NYSE Composite Tape for the ten (10) consecutive Trading Days ending on (and including) the second Trading Day immediately prior to, and excluding, the date that the payment by Parent to Majority Shareholder is required to be made pursuant to Section 8.1(b).

Section 8.7    Conflicts; Survival.

Notwithstanding any other provision of this Agreement to the contrary, the obligations of the parties hereto set forth in this Article VIII shall: (a) be unconditional and absolute and (b) remain in full force and effect indefinitely. In the event of a conflict between this Article VIII and any other provision of this Agreement, this Article VIII shall govern and control.

Section 8.8    Tax Treatment of Indemnification Payment.

The parties hereto agree to treat any payment made pursuant to this Article VIII and Article IX as an adjustment to the Purchase Price (as defined in the Stock Purchase Agreement), or as a contribution to capital, for all Tax purposes.

ARTICLE IX

INDEMNIFICATION; REMEDIES

Section 9.1    Survival.

The representations and warranties set forth in Articles III, IV and V (including, without limitation, in the Schedule and the Majority Shareholder Schedule) shall expire at the Stock Purchase Closing Date (at the time of the Stock Purchase Closing), except, solely for purposes of Section 9.2(c) below, for the representations and warranties in Section 3.13. All covenants and obligations of Majority Shareholder set forth in Sections 7.14, 7.15, 7.16, 7.17 and 7.18 and in Articles VIII and this Article IX shall survive the Stock Purchase Closing. All other covenants and obligations set forth in this Agreement shall not survive the Stock Purchase Closing, except for those covenants and agreements contained herein which by their terms apply in whole or in part after the Stock Purchase Closing. The right to indemnification, payment of Damages or other remedy will not be affected by any investigation conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Stock Purchase Closing Date. The waiver of any condition based on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Damages, or other remedy.

Section 9.2    Indemnification and Payment of Damages by Majority Shareholder.

Subject to the limitations set forth in Section 9.4 below, Majority Shareholder will indemnify, defend and hold harmless Parent, Merger Sub, the Company and their respective Representatives, shareholders or stockholders, controlling persons, and affiliates and any of their successors or assigns (collectively, the “Indemnified Persons”) for, and will pay to the Indemnified Persons the amount of, any loss, liability, claim, damage, judgment, settlement and expense (including interest and penalties recovered by a third party with respect thereto, and reasonable attorneys’, consultants’ and accountants’ fees and expenses incurred in the investigation and defense of any of the same or in asserting, preserving or enforcing any of the rights under this Article IX or Article VIII, including with respect to Section 9.2(c), any costs and expenses associated with investigatory or remedial action), whether or not involving a third-party claim (collectively, “Damages”), directly or indirectly resulting from, arising out of or incurred in connection with:

(a)    any breach by Majority Shareholder of any of its covenants or obligations contained in the Agreement (including without limitation in Sections 7.14, 7.15, 7.16, 7.17 and 7.18 and in Article VIII hereof);

(b)    any and all Damages incurred by Parent or the Surviving Corporation or any of their respective Subsidiaries arising under or relating to (i) any Plan sponsored or maintained by the Majority Shareholder or any of its Subsidiaries other than the Company and its Subsidiaries (or any plan, agreement, arrangement which should have been listed under the heading “JELD-WEN, Inc. Sponsored Plans” on Schedule 3.4(c) but was not so listed) other than Damages arising under a Plan that is extended to Company Employees pursuant to Section 7.11(c)(i); or (ii) the participation of any employee, officer or director of the Company or any of its Subsidiaries (including for these purposes the Clubs) prior to the Stock Purchase Closing in any such Plan (or any plan, agreement, arrangement which should have been listed under the heading “JELD-WEN, inc. Sponsored Plans” on Schedule 3.4(c) but was not so listed) (regardless of the manner in which any suit or claim of violation may be brought under any applicable foreign, federal, state or local law, common law, statute, rule or regulation as a result of such participation) (including actions or omissions by Majority Shareholder in respect of Plans (or any plan, agreement, arrangement which should have been listed under the heading “ JELD-WEN, inc. Sponsored Plans” on Schedule 3.4(c) but was not so listed) maintained by Majority Shareholder for the benefit of such employees, officers or directors);

(c) (i)    the events, circumstances, and conditions described in Schedules 3.13 ; (ii) any pollution or threat to human health or the environment that is related in any way to the Company’s, any of its Subsidiaries (including for purposes of this Section Article IX, the Clubs) or Majority Shareholder’s or any
other owner’s or operator’s management, use, control, ownership or operation of the Company or any of its Subsidiaries, including, without limitation, all on-site and off-site activities involving Materials of Environmental Concern, and that occurred, existed, arises out of conditions or circumstances that occurred or existed, or was caused, in whole or in part, on or before the Stock Purchase Closing Date, whether or not the pollution or threat to human health or the environment is described in Schedules 3.13; (iii) any Environmental Claim against the Company or any of its Subsidiaries or any person or entity whose liability for such Environmental Claim the Company or its Subsidiaries or Majority Shareholder has assumed or retained either contractually or by operation of law that arises out of conditions or circumstances that occurred or existed, or were caused, in whole or in part, on or before the Stock Purchase Closing Date; and (iv) the breach of any environmental representation or warranty set forth in Sections 3.13, in the case of each of the foregoing clauses (i) through (iv), only insofar as such Damages relate to or arise out of the EC Resort or the RY Resort; provided, however, that Majority Shareholder shall have such indemnification obligations for the matters listed on Exhibit 9.2(c) only to the extent the amounts spent on such matters exceed the dollar amounts set forth on Exhibit 9.2(c); and provided, further, however, that Majority Shareholder shall not have any indemnification obligations under this Section 9.2(c) to the extent that the conditions or Claims subject to indemnification relate solely to the above-ground Improvements or Club Improvements which were initially constructed by or on behalf of the Company at the EC Resort or the RY Resort; and

(d)    unless the Call is voluntarily exercised by the Company (it being understood, for the sake of clarity, that the Cancellation shall not be considered a voluntary exercise of the MountainStar Call), any and all Damages suffered by any Indemnified Person in respect of any third party claim (whether relating to facts in existence or events occurring before or after the Stock Purchase Closing) brought arising out of or relating to TII or MountainStar or for any breach of the representations and warranties set forth in the second sentence of Section 7.15(a)(i); provided, however, that Majority Shareholder shall not be required to pay over to the Company (or any other Indemnified Person) the amount owing in respect of any invoice received by the Company or any of its Subsidiaries from and after the date of the MountainStar Redemption in respect of any cash expenditures by the Company or TII prior to the date of the MountainStar Redemption which were reflected on the books and records of the Company as an increase in the book value of TII and, consequently, in the TII Price; provided, further, however, that, in the event of the Cancellation, Majority Shareholder shall not have any obligation under this Section 9.2(d) for matters resulting from events which arise after the Cancellation Date.

(e)    Any and all Damages suffered by any Indemnified Person in respect of any litigation, legal action, arbitration proceeding or demand, claim or investigation referred to on Exhibit 9.2(e).

The remedies provided in this Section 9.2 will not be exclusive of or limit any other remedies that may be available to Parent or the other Indemnified Persons.

Majority Shareholder hereby irrevocably waives any and all right of recourse against the Company or and Company Subsidiary (including for such purposes the Club) with respect to any representation, warranty, indemnity or other agreement or action made by or pursuant to this Agreement. Majority Shareholder shall not be entitled to any contribution from, subrogation to or recovery against the Company or and Company Subsidiary (including for such purposes the Club) with respect to the liability of Majority Shareholder that may arise under or pursuant to this Agreement.

Section 9.3    Time Limitations.

The indemnification obligations under Sections 9.2(b) hereof shall survive until the second anniversary of the date of this Agreement. The indemnification obligations under Sections 9.2(c) hereof shall survive until the third anniversary of the date of this Agreement. The indemnification obligations under Section 9.2(a), 9.2(d) and 9.2(e) hereof shall survive until the expiration of the applicable statute of limitations. No indemnification claim may be asserted under this Article IX by any Indemnified Person after the expiration of the applicable indemnification period; provided, however, that claims in writing by any Indemnified Person with reasonable specificity prior to the expiration of the applicable indemnification period shall not thereafter be barred by the expiration of the applicable indemnification period.

Section 9.4    Procedure for Indemnification—Third Party Claims.

(a)    Promptly after receipt by an indemnified party under Section 9.2 of notice of the commencement of any Proceeding against it, such Indemnified Person will, if a claim is to be made against an Indemnified Person under such Section, give notice to the Majority Shareholder of the commencement of such claim, but the failure to notify the indemnifying party will not relieve the Majority Shareholder of any liability that it may have to any Indemnified Person, except to the extent that the indemnifying party demonstrates that the defense of such action is prejudiced by the Indemnified Person’s failure to give such notice.

(b)    If any Proceeding referred to in Section 9.4(a) is brought against an Indemnified Person and it gives notice to Majority Shareholder of the commencement of such Proceeding, Majority Shareholder will, unless the claim involves Taxes, be entitled to participate in such Proceeding and, to the extent that it wishes ((i) unless (x) Majority Shareholder is also a party to such Proceeding and the Indemnified Person determines in good faith that joint representation would be inappropriate, or (y) Majority Shareholder fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Proceeding and provide indemnification with respect to such Proceeding and (ii) except in the case of Section 9.2(e)), to assume the defense of such Proceeding with counsel satisfactory to the Indemnified Person and, after notice from Majority Shareholder to the Indemnified Person of its election to assume the defense of such Proceeding, Majority Shareholder will not, as long as it diligently conducts such defense, be liable to the indemnified party under this Article IX for any fees of other counsel or any other expenses with respect to the defense of such Proceeding, in each case subsequently incurred by the Indemnified Person(s) in connection with the defense of such Proceeding, other than reasonable costs of investigation. If Majority Shareholder assumes the defense of a Proceeding, (i) no compromise, settlement or consent to the entry of judgment in respect of such claims may be effected by the indemnifying party without the Indemnified

Person(s)’ consent unless (A) there is no finding or admission of any violation of legal requirements or any violation of the rights of any Person and no effect on any other claims that may be made against the Indemnified Person(s), (B) the sole relief provided is monetary damages that are paid in full by Majority Shareholder and (C) such compromise, settlement or consent to the entry of judgment includes as an unconditional term thereof the giving by the claimant or the plaintiff to the Indemnified Person(s) a release from all liability with respect to such claims; and (ii) the Indemnified Person(s) will have no liability with respect to any compromise or settlement of such claims effected without its consent. If notice is given to Majority Shareholder of the commencement of any Proceeding and the Majority Shareholder does not, within fifteen (15) days after the Indemnified Person’s notice is given, give notice to the Indemnified Person of its election to assume the defense of such Proceeding, Majority Shareholder will be bound by any determination made in such Proceeding or any compromise or settlement effected by the Indemnified Person.

(c)    Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to Majority Shareholder, assume the exclusive right to defend, compromise, or settle such Proceeding, but Majority Shareholder will not be bound by any determination of a Proceeding so defended or any compromise or settlement effected without its consent (which may not be unreasonably withheld).

(d)    Majority Shareholder hereby consents to the non-exclusive jurisdiction of any court in which a Proceeding is brought by a third party against any Indemnified Person for purposes of any claim that an Indemnified Person may have under this Agreement with respect to such Proceeding or the matters alleged therein, and agree that process may be served on Majority Shareholder with respect to such a claim anywhere in the world.

Section 9.5    Procedure for Indemnification—Other Claims.

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the party from whom indemnification is sought.

Section 9.6    Conflicts.

Notwithstanding anything to the contrary contained in this Agreement, this Article IX shall have no application with respect to any matter that is governed by Article VIII. In the event of a conflict between Article VIII and this Article IX, Article VIII shall govern and control.

ARTICLE X

CONDITIONS

The respective obligations of each party to effect the Merger shall be subject to the satisfaction on or prior to the Merger Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a)    If required by applicable Law, the Company shall have obtained the Company Shareholder Approval;

(b)    The Form S-4 shall have become effective under the Securities Act and no stop order or proceedings seeking a stop order shall have been entered or be pending by the SEC;

(c)    The shares of Parent Common Stock issuable to the Company’s shareholders as contemplated by Article II shall have been approved for listing on the NYSE, subject to official notice of issuance;

(d)    Statutes; Court Orders. No judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect restraining or prohibiting the consummation of the any of the Merger; and

(e)    At least a majority of the then outstanding shares of Company Common Stock shall have been purchased by Merger Sub pursuant to the Stock Purchase Agreement.

ARTICLE XI

TERMINATION

Section 11.1    Termination.

This Agreement may be terminated and the Transactions may be abandoned at any time before the Appointment Time, whether before or, in the event Company Shareholder Approval is required in accordance with applicable Law in order to consummate the Merger, after Company Shareholder Approval has been obtained (and regardless of the time that may have elapsed since the event giving rise to the right to terminate hereunder):

(a)    Prior to the Appointment Time, by mutual written consent of Parent and the Company; or

(b)    By either Parent or the Company,

(i)    if a Governmental Authority shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; or

(ii)    if Parent or Majority Shareholder shall have terminated the Stock Purchase Agreement (other than any such termination pursuant to Section 10(a)(vii), Section 10(a)(ii)(x) (in the case where the Company shall have breached any of its representations, warranties, covenants or agreements), or Section 10(a)(ii)(y) (if the Company has failed to fulfill any of its covenants and agreements hereunder and such failure contributed to the failure of the Stock Purchase to be consummated by the date set forth in Section 10(a)(ii)(y))); or

(c)    By Parent, if Parent shall have terminated the Stock Purchase Agreement pursuant to Section 10(a)(vi), Section 10(a)(ii)(x) (in the case where the Company shall have breached any of its representations, warranties, covenants or agreements) or Section 10(a)(ii)(y) (if the Company has failed to fulfill any of its covenants and agreements hereunder and such failure contributed to the failure of the Stock Purchase to be consummated by the date set forth in Section 10(a)(ii)(y)); or

(d)    By the Company, if Majority Shareholder shall have terminated the Stock Purchase Agreement pursuant to Section 10(a)(v); or

(e)    By the Company or Parent, if Majority Shareholder shall have terminated the Stock Purchase Agreement pursuant to Section 10(a)(iv) thereof.

Section 11.2    Effect of Termination.

In the event of the termination of this Agreement as provided in Section 11.1, written notice thereof shall forthwith be given to the other party or parties in accordance with Section 12.3, specifying the provision hereof pursuant to which such termination is made, and except for the last three sentences of Section 3.1(c), the last sentence of Section 7.5(a), this Section 11.2 and Article XII, this Agreement shall forthwith become null and void; provided, however, that termination of this Agreement shall not relieve any party from liability for any breach of this Agreement.

ARTICLE XII

MISCELLANEOUS

Section 12.1    Amendment; Modification and Waiver.

Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of the Company contemplated hereby, by written agreement of the parties hereto, by action taken by their respective boards of directors or equivalent governing bodies, but, after the Stock Purchase Closing Date, no amendment shall be made which decreases the Merger Consideration and, after the approval of this Agreement by the shareholders, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

Section 12.2    Expenses.

Except as expressly set forth in Section 11.2(b), all fees, costs and expenses incurred in connection with this Agreement, the Shareholders Agreement and the Transactions shall be paid by the party incurring such fees, costs and expenses.

Section 12.3    Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service (providing proof of delivery), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    if to Parent or Merger Sub, to:

Cendant Corporation
9 West 57th Street
New York, NY 10019
Attention:    General Counsel
Telephone:    (212) 413-1836
Facsimile:    (212) 413-1922

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522
Attention:    David Fox, Esq.
Telephone:    (212) 735-3000
Facsimile:    (212) 735-2000

(b)    if to the Company, to:

Trendwest Resorts, Inc.
9805 Willows Road
Redmond, WA 98052
Attention:    Timothy O’Neil
Telephone:    (425) 498-2557
Facsimile:    (425) 498-3050

with a copy to
Attention: Andy Bott
Telephone:    (425) 498-2676
Facsimile:    (425) 498-3059

with a copy (which shall not constitute notice) to:

Heller Ehrman White & McAuliffe LLP
701 Fifth Avenue, Suite 6100
Seattle, WA 98104-7098
Attention:    David R. Wilson
Telephone:    (206) 447-0900
Facsimile:    (206) 447-0849

(c)    if to Majority Shareholder, to:

JELD-WEN, inc.
3250 Lakeport Boulevard
P.O. Box 1329
Klamath Falls, OR 97601-0268
Attention:    General Counsel
Facsimile:    (541) 885-7447

with a copy (which shall not constitute notice) to:

Foster Pepper & Shefelman PLLC
111 Third Avenue, 34th Floor
Seattle, WA 98101
Attention:    Lucas D. Schenck
Telephone:    (206) 447-4400
Facsimile:    (206) 447-9700

Section 12.4    Interpretation.

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents is for convenience of reference only, does not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise stated, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. As used in this Agreement, “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or entity of any kind whatsoever, including any Governmental Authority. References to a Person are also to its permitted successors and assigns. When this Agreement provides that something is to the “knowledge” of the Company, that means to the actual knowledge after due reasonable investigation of the individuals listed on Schedule 12.4.

Section 12.5    Counterparts.

This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 12.6    Entire Agreement; No Third-Party Beneficiaries.

This Agreement, including the Schedule, the Confidentiality Agreements and, to the extent applicable, the Stock Option Agreement and the Stock Purchase Agreement, constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof (provided, that the provisions of this Agreement shall not, except as set forth herein, supersede the provisions of the Confidentiality Agreement), and except as provided in Section 7.8 hereof and Articles VIII and IX hereof, is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 12.7    Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 12.8    Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof and, so far as state law requirements for effecting a merger are applicable to the Merger as set forth in Article II hereof, the merger provisions of the OBCA.

Section 12.9    Assignment.

This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder (x) to Parent, (y) to Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent, or (z) to one or more direct or indirect wholly-owned Subsidiaries of Parent (each, a “Parent Assignee”). Any such Parent Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Parent Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 12.10    Headings.

The article and section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 12.11    Jurisdiction and Venue.

EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE COURT OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS, AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN SUCH DELAWARE STATE OR FEDERAL COURT. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS TO PERSONAL JURISDICTION IN ANY SUCH ACTION BROUGHT IN ANY SUCH DELAWARE STATE OR FEDERAL COURT, CONSENTS TO SERVICE OF PROCESS BY REGISTERED MAIL MADE UPON SUCH PARTY AND SUCH PARTY’S AGENT AND WAIVES ANY OBJECTION TO VENUE IN ANY SUCH DELAWARE STATE OR FEDERAL COURT AND ANY CLAIM THAT ANY SUCH DELAWARE STATE OR FEDERAL COURT IS AN INCONVENIENT FORUM. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 12.11.

Section 12.12    Acknowledgements.

The parties hereto acknowledge and agree that (i) each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision, and (ii) each party has been represented by counsel in reviewing and negotiating such terms and provisions. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

IN WITNESS WHEREOF, Parent, Merger Sub, the Company and Majority Shareholder have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CENDANT CORPORATION

By:	/s/ ERIC J. BOCK
Name: Title:

TORNADO ACQUISITION CORPORATION

By:	/s/ ERIC J. BOCK
Name: Title:

TRENDWEST RESORTS, INC.

By:	/s/ TIMOTHY O’NEIL
Name: Title:

JELD-WEN, INC.

By:	/s/ DOUGLAS P. KINTZINGER
Name: Title:

ANNEX B

STOCK PURCHASE AGREEMENT

DATED MARCH 30, 2002

BY AND BETWEEN

CENDANT CORPORATION

TORNADO ACQUISITION CORPORATION

JELD-WEN, INC.

AND CERTAIN OTHER SHAREHOLDERS

OF

TRENDWEST RESORTS, INC.

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (the “Agreement”), dated as of March 30, 2002, is made by and among Cendant Corporation, a Delaware corporation (“Parent”), Tornado Acquisition Corporation, an Oregon corporation (“Purchaser”), JELD-WEN, inc., an Oregon corporation (“Majority Shareholder”), and certain other shareholders of the Company (as defined below) set forth on Schedule 1 hereto, each such shareholder and Majority Shareholder being each a “Seller”, and collectively the “Sellers”.

R E C I T A L S

WHEREAS, as of the date hereof, each Seller is the record and Beneficial Owner (as defined below) of the number of shares of common stock, no par value (the “Company Common Stock”), of Trendwest Resorts, Inc., an Oregon corporation (the “Company”) and the number of options to acquire Company Common Stock (each, a “Company Option”) set forth opposite the name of such Seller on Schedule 1 hereto;

WHEREAS, Parent, Purchaser, Majority Shareholder and the Company have agreed to enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), which provides, among other things, following the stock purchase contemplated hereby for the merger of Purchaser with and into the Company with the Company continuing as the surviving corporation (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement (capitalized terms used herein without definition shall have the respective meanings specified in the Merger Agreement) and in accordance with the Oregon Business Corporation Act (the “OBCA”);

WHEREAS, each Seller desires to sell to Purchaser, and Purchaser desires to purchase from each Seller, the Company Common Stock owned by such Seller on the terms and subject to the conditions hereinafter set forth;

WHEREAS, on the date hereof and prior to the Stock Purchase Closing (as defined below), Majority Shareholder and the Company effected the Redemptions;

WHEREAS, for federal income tax purposes, it is intended that the purchases of Company Common Stock pursuant to this Stock Purchase Agreement and the Merger shall be treated as an integrated transaction and shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a plan of reorganization; and

WHEREAS, concurrently with the execution of the Merger Agreement and as an inducement to the willingness of Parent and Purchaser to enter into the Merger Agreement, each of the Sellers have agreed to enter into this Stock Purchase Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and the agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree to be legally bound as follows:

Section 1.    Certain Definitions.    In addition to the terms defined elsewhere in this Stock Purchase Agreement, capitalized terms used and not defined in this Agreement have the respective meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a)    “Beneficially Own” or “Beneficial Ownership” with respect to any securities means having “beneficial ownership” of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a person include securities Beneficially Owned by all other persons with whom such person would constitute a “group” within the meaning of

Section 13(d) of the Exchange Act with respect to securities of the same issuer, except that for purposes of Section 7(b) hereof only, the number of shares of Parent Common Stock beneficially owned by Majority Shareholder shall mean the number of shares of Parent Common Stock owned by Majority Shareholder and any Person to whom Majority Shareholder is permitted to transfer such shares in accordance with Section 7(b)(iii).

(b)    “Existing Shares” means the shares of Company Common Stock Beneficially Owned by each Seller as of the date of this Agreement as set forth on Schedule 1 hereto; provided, however, that in the event of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock split, reclassification or the like, the term “Existing Shares” will be deemed to refer to and include the shares of Company Common Stock as well as all such stock dividends and distributions and any shares into which or for which any or all of the shares of Company Common Stock may be changed or exchanged, and appropriate adjustments shall be made to the terms and provisions of this Agreement.

(c)    “Voting Shares” means the Existing Shares together with any shares of Company Common Stock or other securities of the Company acquired by each Seller in any capacity after the date of this Agreement and prior to its termination whether upon the exercise of options, warrants, or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, or the like, gift, bequest, inheritance, or as a successor in interest in any capacity, or otherwise.

(d)    A Person shall be deemed to have a effected a “Transfer” of a security if such Person directly or indirectly: (i) sells, pledges, encumbers, grants an option with respect to, transfers, distributes, transfers the economic risk of ownership in or otherwise disposes of such security or any interest in such security; (ii) enters into an agreement or commitment contemplating the possible sale of, pledge of, encumbrance of, grant of an option with respect to, transfer of or disposition of such security or any interest therein; (iii) grants any proxy, power-of-attorney or other authorization or consent with respects to any such security or any interest therein; (iv) deposits any such security or any interest therein into a voting trust, or enters into a voting agreement or arrangement with respect to any such security or any interest therein; or (v) takes any other action that would in any way restrict, limit or interfere with the performance of such Shareholder’s obligations hereunder or the transactions contemplated hereby.

Section 2.    Purchase and Sale of Company Common Stock.

(a)    Agreement to Purchase and Sell.    On the Stock Purchase Closing Date (as defined in Section 3(a)) and upon the terms and subject to the conditions set forth in this Agreement, each Seller shall sell, assign, transfer, convey and deliver to Purchaser, and Purchaser will accept and purchase from each Seller, all of such Seller’s rights, title and interests in and to all of the shares of Company Common Stock beneficially owned by such Seller at the Stock Purchase Closing (as defined below) (the “Stock Purchase”), in each case free and clear of all Liens.

(b)    Purchase Price.    Subject to the terms and conditions set forth herein, the purchase price to be paid by Purchaser for each share of Company Common Stock (the “Per Share Purchase Price” and, in respect of all shares of Company Common Stock, in the aggregate, the “Purchase Price”) shall be a number of shares of Parent Common Stock, rounded to the nearest thousandth of a share, equal to the number determined by dividing twenty-four dollars ($24.00) by the Stock Purchase Average Trading Price (as adjusted pursuant to Section 2(d) below and this Section 2(b)) (the “Majority Shareholder Exchange Ratio”); provided, however, that (x) if the foregoing would result in an Exchange Ratio less than the Low-End Ratio, then the Majority Shareholder Exchange Ratio shall be the Low-End Ratio, and (y) if the foregoing would result in an Exchange Ratio greater than the High-End Ratio, then the Majority Shareholder Exchange Ratio shall be the High-End Ratio; provided, further, however, that (A) in the event the Merger Consideration is determined to be a number of fully paid and nonassessable shares of Parent Common Stock equal to the Public Shareholder Exchange Ratio, then the Per Share Purchase Price to be paid to the Sellers other than the Majority Shareholder shall be adjusted upward, with an additional number of shares of Parent Common Stock to be issued to each such Seller immediately prior to the Merger at the Merger Closing (certificates evidencing which shall be delivered thereafter by Purchaser by first class mail to each such Seller at the address listed next to such Seller’s name on Schedule 1 hereto) equal to the product of (i) (x) the Public Shareholder Exchange Ratio minus (y) the Majority Shareholder Exchange Ratio and (ii) the aggregate number of shares of Company Common Stock sold by each such Seller pursuant hereto and (B) in the event that the Merger Consideration is determined to be a number of fully paid and nonassessable shares of Parent Common Stock equal to the Top-Up Public Shareholder Exchange Ratio, then the Per Share Purchase Price to be paid to the Sellers other than the Majority Shareholder shall be adjusted upward, with an additional number of shares of Parent Common Stock to be issued to each such Seller immediately prior to the Merger at the Merger Closing (certificates evidencing which shall be delivered thereafter by Purchaser by first class mail to each such Seller at the address listed next to such Seller’s name on Schedule 1 hereto) equal to the product of (i) (x) the Top-up Public Shareholder Exchange Ratio minus (y) the Majority Shareholder Exchange Ratio and (ii) the aggregate number of shares of Company Common Stock sold by each such Seller pursuant hereto; and provided, further, however, that in the event that the Cancellation occurs pursuant to Section 7.15(c) of the Merger Agreement and the Redemption Agreement, Parent shall issue to Majority Shareholder immediately prior to the Merger at the Merger Closing the number of shares of Parent Common Stock (certificates evidencing which shall be delivered thereafter by Purchaser by first class mail to each such Seller at the address listed next to such Seller’s name on Schedule 1 hereto) equal to the product of (i) the Redeemed Shares multiplied by (ii) the Majority Shareholder Exchange Ratio.

(c)    For purposes of this Agreement:

(i)    “Stock Purchase Average Trading Price” shall mean the arithmetic average of the 4:00 p.m. Eastern Time closing sales prices of Parent Common Stock reported on the New York Stock Exchange (“NYSE”) Composite Tape for the ten (10) consecutive NYSE trading days (each, a “Trading Day”) ending on (and including) the second Trading Day immediately prior to, and excluding, the Stock Purchase Closing Date (such period, the “Valuation Period”).

(ii)    “High-End Ratio” shall mean the number determined by dividing (I) twenty-four dollars ($24.00) by (II) sixteen dollars and fifteen cents ($16.15).

(iii)    “Low-End Ratio” shall mean the number determined by dividing (I) twenty-four dollars ($24.00) by (II) eighteen dollars and fifty cents ($18.50).

(d)    If after the date hereof and on or prior to the Effective Time the outstanding shares of Parent Common Stock or Company Common Stock shall be changed into a different number of shares as a result of any stock split, reverse stock split, stock dividend, reclassification or any similar transaction, the Majority Shareholder Exchange Ratio, High-End Ratio and Low-End Ratio shall be appropriately and equitably adjusted.

(e)    All shares of Parent Common Stock issued pursuant hereto in accordance with the terms of this Article II (including any cash paid pursuant to Section 2(f)) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the Company Common Stock previously represented by the Certificates delivered at the Stock Purchase Closing (it being understood that the MountainStar Redemption may be deemed to constitute a distribution by the Company in redemption of certain of the shares of Company Common Stock held by Majority Shareholder such that the shares of Company Common Stock redeemed, subject to Section 7.15(c) of the Merger Agreement, shall be no longer outstanding at the Stock Purchase Closing).

(f)    No Fractional Shares.

(i)    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued as part of the Purchase Price, no dividend or distribution of Parent shall relate to such fractional share interests and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent.

(ii)    Notwithstanding any other provision of this Agreement, each Seller who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all of such Seller’s shares of Company Common Stock sold pursuant hereto) shall receive, in lieu thereof, cash (without interest) in an amount, less the amount of any withholding taxes, as contemplated by Section 2(g), which are required to be withheld with respect thereto, equal to the product of (A) such fractional part of a share and (B) the Stock Purchase Average Trading Price.

(g)    Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Seller such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Law. To the extent that amounts are so withheld by the Purchaser such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller in respect of which such deduction and withholding was made by the Purchaser.

Section 3.    Closing.

(a)    Consummation of the transactions contemplated hereby (the “Stock Purchase Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, NY 10036, at 10:00 a.m., local time, on the first business day following the day on which notice that the last of the conditions set forth in Sections 9(a), 9(b) and 9(c) is fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the Stock Purchase Closing, but subject to the fulfillment or waiver of those conditions) and has been delivered in accordance with Section 11(c) hereof by Purchaser to Majority Shareholder, or at such other time and place and on such other date as Purchaser and Majority Shareholder shall agree (the “Stock Purchase Closing Date”).

(b)    Seller’s Closing Deliveries.    Subject to the conditions set forth in this Agreement, at the Stock Purchase Closing, simultaneously with Purchaser’s deliveries hereunder, each Seller shall deliver or cause to be delivered to Purchaser stock certificates representing the Company Common Stock accompanied by stock powers duly endorsed in blank or accompanied by duly executed instruments of transfer and appropriate signature guarantees, with all necessary transfer tax and other revenue stamps affixed thereto.

(i)    At the Stock Purchase Closing, Sellers shall also deliver the following to Purchaser:

(x)    The certificate of each Seller contemplated by Section 9(b)(xiii);

(y)    all such other certificates, documents and instruments as Purchaser shall reasonably request in connection with the consummation of the transactions contemplated by this Agreement.

(c)    Purchaser’s Closing Deliveries.    Subject to the conditions set forth in this Agreement, at the Stock Purchase Closing, simultaneously with each Seller’s deliveries hereunder, Purchaser shall deliver or cause to be delivered to each Seller, stock certificates evidencing the shares of Parent Common Stock paid to each such as in consideration of such Seller’s shares of Company Common Stock being sold pursuant hereto.

(d)    Majority Shareholder Lock-Up Legend.    The certificates evidencing seventy percent (70%) of the aggregate number of shares of Parent Common Stock to be delivered to Majority Shareholder in accordance with Section 3(c) above shall bear the following legend:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER PURSUANT TO THAT CERTAIN STOCK PURCHASE AGREEMENT, DATED AS OF MARCH 29, 2002, BY AND BETWEEN CENDANT CORPORATION, TORNADO ACQUISITION CORPORATION, JELD-WEN, INC. AND CERTAIN OTHER SHAREHOLDERS OF TRENDWEST RESORTS, INC. ANY TRANSFER OF SUCH SHARES OF COMMON STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

(e)    Securities Act Legend.    The certificates evidencing all shares of Parent Common Stock to be delivered to the Sellers, including without limitation the shares of Parent Common Stock referred to in Section 3(d) above, in accordance with Section 3(c) above shall bear the following legend:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED, OR HYPOTHECATED UNLESS AND UNTIL REGISTERED UNDER SUCH ACT, OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL OR OTHER EVIDENCE, SATISFACTORY TO THE COMPANY AND ITS COUNSEL, THAT SUCH REGISTRATION IS NOT REQUIRED.

Section 4.    Representations and Warranties of Sellers.    Each Seller hereby represents and warrants, severally and not jointly, in respect of himself only (or in the case of Majority Shareholder, in respect of itself only) to Parent and Purchaser as follows:

(a)    Ownership of Stock; Title.    Seller is the sole lawful record and beneficial owner of the Existing Shares listed on Schedule 1 opposite Seller’s name, free and clear of all Liens (except in the case of Mr. Roderick Wendt and Mr. Richard Wendt (the “Wendts”), some or all of whose Existing Shares are subject to Liens in favor of certain banks securing indebtedness for borrowed money, which Liens shall be removed prior to the Stock Purchase Closing). Except for the Options listed on Schedule 1 hereto opposite Seller’s name, the Existing Shares are the only shares of Company Common Stock, securities convertible into or exchangeable for any shares of Company Common Stock or other capital stock, warrants, options, agreements, call rights, conversion rights, exchange rights, preemptive rights or other rights or commitments or understandings which call for the issuance, sale, delivery, pledge, transfer, redemption or other disposition of any shares of Company Common Stock or other capital stock of the Company or any of its Subsidiaries that Seller owns, beneficially or of record. Seller is not a party to any agreement creating in any Person other than Purchaser rights with respect to the Existing Shares or Options, and Seller has the full power and legal right to sell, assign, transfer and deliver his or its Existing Shares and all other Voting Shares beneficial ownership of which is acquired by Seller on or after the date hereof. There are no existing warrants, options, stock purchase agreements, redemption agreements, restrictions of any nature, voting trust agreement, proxies, calls or rights to subscribe of any character relating to the Existing Shares, Options or shares of Company Stock receivable by Seller upon exercise of any such Options. Seller has not received any notice of any adverse claim to the ownership of any Existing Shares, has no reason to know of any such adverse claim that may be justified and is not aware of existing facts that would give rise to any adverse claim to the ownership of Existing Shares. On the Stock Purchase Closing Date, Seller shall have good and marketable title to the Existing Shares, free and clear of all Liens, and to all other Voting Shares beneficial ownership of which is acquired by Seller on or after the date hereof. The delivery to Purchaser of certificates for the Existing Shares (and all other Voting Shares beneficial ownership of which is acquired by Seller on or after the date hereof) owned by Seller pursuant to the provisions of this Agreement will transfer to Purchaser good and marketable title to such Existing Shares (and such other Voting Shares), free and clear of all Liens, except for Liens created in favor of Purchaser pursuant hereto. The Existing Shares and the certificates representing the Existing Shares owned by Seller are now, and at all times during the term hereof will be, held by Seller, or by a nominee, trustee or custodian for the benefit of Seller, free and clear of all Liens, except for any such Liens arising hereunder.

(b)    Authority.

(i)    Seller (other than Majority Shareholder) has full legal capacity necessary to execute, deliver and perform his or her obligations under this Agreement and the other agreements and instruments to be executed and delivered by Seller hereunder or in connection herewith and to carry out Seller’s obligations hereunder and thereunder and the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered to Purchaser by Seller and constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms.

(ii)    Majority Shareholder has full corporate power and authority to execute and deliver this Agreement. The execution, delivery and performance by Majority Shareholder of this Agreement has been duly and validly authorized by the Board of Directors of Majority Shareholder, and no other corporate action on the part of Majority Shareholder is necessary to authorize the execution and delivery by Majority Shareholder of this Agreement and the consummation by it of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Majority Shareholder and, assuming due and valid authorization, execution and delivery hereof by Purchaser, is a valid and binding obligation of Majority Shareholder enforceable against Majority Shareholder in accordance with its terms. No vote of any class or series of the capital stock of Majority Shareholder is necessary to approve this Agreement or any of the transactions contemplated hereby.

(c)    No Violation; Consents and Approvals.

(i)    The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby do not and will not: (i) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination, cancellation, modification or acceleration of the performance required by or a loss of a benefit under, any note, bond, mortgage, indenture, deed of trust, lease contract or agreement by which Seller or any of the Existing Shares are bound; (ii) constitute a violation of any Order to which Seller or any of such the Existing Shares are bound; or (iii) result in the creation of any Lien upon any of the assets or properties of any Seller, including the Existing Shares.

(ii)    Except to the extent set forth in Section 4.1 of the Merger Agreement, no consent, approval, permit, waiver, authorization, notice or filing is required to be made or obtained in connection with the execution, delivery and performance by any Seller of this Agreement or the consummation of the transactions contemplated hereby.

(d)    Litigation.    There are no suits, claims, arbitrations, mediations, actions or proceedings pending or, to Sellers’ knowledge, threatened or investigations pending or threatened against Seller or with respect to any material property or assets of Seller, including the Existing Shares, before any Governmental Authority, and neither Seller nor any of their property or assets are subject to any order, judgment, injunction or decree of any Governmental Authority, in each case, which restricts in any material respect or prohibits (or, if successful, would restrict or prohibit), the exercise by Purchaser of its rights under this Agreement or the performance by Seller of its obligations under this Agreement.

(e)    Finder’s Fee.    Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Seller.

(f)    Investment Representations.

(i)    Seller is not acquiring the shares of Parent Common Stock constituting the Purchase Price with any present intention of distributing or selling such shares in violation of federal, state or other securities laws. Seller agrees that it will not sell, transfer, offer for sale, pledge, hypothecate or otherwise dispose of the shares of Parent Common Stock constituting the Purchase Price in violation of any federal, state or other securities laws. Seller acknowledges that the Parent Common Stock is subject to market and other conditions beyond the control of Parent or Purchaser.

(ii)    Reliance upon Seller’s Representations.    Seller understands that the Parent Common Stock is being offered and sold to it in reliance on specific exemptions from the registration requirements of the United States federal securities laws and that Parent and Purchaser are relying on the truth and accuracy of, and Seller’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of Seller set forth herein in order to determine the availability of such exemptions and the eligibility of Seller to acquire Parent Common Stock.

(iii)    Accredited Investor.    Seller is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act.

(iv)    Restricted Securities.    Seller understands that the Parent Common Stock may not be sold, transferred, or otherwise disposed of without registration under the Securities Act or an exemption therefrom, and that in the absence of an effective registration statement covering the Parent Common Stock or an available exemption from registration under the Securities Act, the Parent Common Stock must be held indefinitely. In particular, Seller is aware that the Parent Common Stock may not be sold pursuant to Rule 144 promulgated under the Securities Act unless all of the conditions of that Rule are met. Among the conditions for use of Rule 144 may be the availability of current information to the public about Parent.

(v)    Experience.    Each Seller represents that such Seller is experienced in evaluating can bear the economic risk of investment in securities which are not registered under the Securities Act, and has such knowledge and experience in financial and business matters that such Seller is capable of evaluating the merits and risks of an investment in Parent Common Stock. If other than an individual, such Seller represents that such Seller has not been organized for the purpose of acquiring Parent Common Stock.

(g)    Merger Agreement Covenants.    Each of the Wendts agrees that the covenants contained in Section 7.14 and 7.18 of the Merger Agreement are incorporated herein as if set forth herein.

Section 5.    Representations and Warranties of Parent and Purchaser.    Parent and Purchaser hereby represent and warrant to each Seller as follows:

(a)    Organization; Authority.    Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Oregon and each has all requisite corporate power and authority to carry on its business as now being conducted. Parent and Purchaser have full power and authority necessary to execute, deliver and perform their respective obligations under this Agreement and the other agreements and instruments to be executed and delivered by Parent or Purchaser hereunder or in connection herewith and to carry out their respective obligations hereunder and thereunder. The execution and delivery of this Agreement and the other agreements and instruments to be executed and delivered by Parent and Purchaser hereunder or in connection herewith, and the consummation by Parent and Purchaser of the transactions contemplated hereby to be consummated by each of them, have been duly authorized pursuant to and in accordance with the laws governing each of Parent and Purchaser. This Agreement and the other agreements and instruments to be executed and delivered by each of Parent and Purchaser hereunder or in connection herewith have been duly and validly executed and delivered by each of Parent and Purchaser and constitute valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms.

(b)    No Violation.    The execution and delivery by Purchaser of this Agreement and the transactions contemplated hereby do not and will not (i) conflict with or result in any breach of any provision of the certificate of incorporation or bylaws of Purchaser, (ii) violate, or conflict with, or result in a breach of any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to a right of termination, cancellation, modification or acceleration of the performance required by or a loss of a benefit under, any material agreement, permit or other instrument to which Purchaser is a party or to which Purchaser is subject (except to the extent such breach, violation or default is not reasonably likely to materially impair the ability of Purchaser to consummate the transactions contemplated hereby or to hold the Existing Shares), or (iii) violate any material order, judgment, writ, injunction, decree, statute, rule or regulation applicable to Purchaser or to which Purchaser is subject.

(c)    Consents and Approvals.    Except as set forth in the Merger Agreement, no consent, approval, permit, waiver, authorization, notice or filing is required to be made or obtained in connection with the execution, delivery and performance by Purchaser of this Agreement or the consummation by Purchaser of the transactions contemplated hereby.

Section 6.    Covenants.

(a)    Consents and Approvals.

(i)    Each Seller shall cooperate with Purchaser and use reasonable best efforts to (and Majority Shareholder shall cause the Company to) take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement in respect of such Seller as soon as reasonably practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports, applications and other filings and to obtain as promptly as reasonably practicable all consents, including, without limitation, the consents set forth on Schedule 9(b)(vii) hereto, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the transactions contemplated by this Agreement.

(ii)    Majority Shareholder shall notify Purchaser in writing promptly upon receipt by the Company of each consent set forth on Schedule 9(b)(vii) and of the satisfaction of each of the conditions set forth in Sections 9b(viii) through and 9b(x).

(iii)    Nothing in this Agreement shall require, or be construed to require, Parent or Purchaser, in connection with the receipt of any regulatory approval, to proffer to, or agree to sell or hold separate and agree to sell, divest, discontinue or limit, before or after the Stock Purchase Closing Date or the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, Purchaser, the Company or any of their respective affiliates or enter into any consent decree or other agreement that would restrict Parent or the Company in the conduct of its respective businesses as heretofore conducted.

(b)    Transfer Taxes.    All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes and fees which may be imposed or assessed as a result of the transactions effected pursuant to this Agreement, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties, shall be borne by each Seller (and not by Parent, Purchaser, the Company or its Subsidiaries).

(c)    Publicity.

(i)    Each Seller agrees that it will not issue any press release or otherwise make any public statement with respect to this Agreement or the transactions contemplated hereby without the prior consent of Purchaser; provided, however, that such disclosure may be made without obtaining such prior consent if (i) the disclosure is required by Law or is required by any Governmental Authority, including but not limited to any national securities exchange, trading market or inter-dealer quotation system on which the Company Common Stock trades, and (ii) such Seller has first used its best efforts to consult with Purchaser about the form and substance of such disclosure.

(ii)    Each Seller hereby agrees to permit Parent and Purchaser to publish and disclose (including in all documents, statements and schedules filed with the SEC) its identity and ownership of the Voting Shares and the nature of its commitments, arrangements and understandings under this Agreement.

(d)    Acquisition Proposals.    Each Seller will promptly notify Parent and Purchaser if any proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with such Seller or any of its Representatives or the Company or any of its Representatives, in each case in connection with any Acquisition Proposal or the possibility or consideration of making an Acquisition Proposal Interest indicating, in connection with such notice, the name of the person indicating such Acquisition Proposal Interest and the material terms and conditions of any proposals or offers. Each Seller agrees that it will immediately cease and cause to be terminated all existing activities, discussions, negotiations and communications with any Persons conducted heretofore with respect to any Acquisition Proposal or Acquisition Proposal Interest. Each Seller will keep Parent and Purchaser fully informed, on a current basis, of the status and terms of any Acquisition Proposal Interest.

(e)    Non-Solicitation.    Each Seller and its respective Representatives shall not directly or indirectly (i) initiate, solicit or encourage (including, without limitation, by way of furnishing information), or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal, (ii) enter into any agreement regarding an Acquisition Proposal, (iii) participate in negotiations or discussions with, or provide any information or data to, any Person (other than Parent, Purchaser or any of their respective affiliates or Representatives) regarding any Acquisition Proposal or (iv) make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal, or otherwise encourage any effort or attempt by any Person to do or seek any of the foregoing. Any violation of the foregoing restrictions by Seller or its respective Representatives, whether or not Seller or its Representatives is so authorized by Seller and whether or not Seller or its Representatives is purporting to act on behalf of the Company or Seller or otherwise, shall be deemed to be a breach of this Agreement. It is understood that this Section 6(e) limits the rights of each Seller only to the extent that such Seller is acting in such Seller’s capacity as a shareholder of the Company. Nothing herein shall be construed as limiting or restricting any Seller who is a director or officer of the Company from acting in such Seller’s capacity as a director or officer of the Company (including, subject to the limitations contained in Sections 6.2, 6.3 and 7.2 of the Merger Agreement, the performance of obligations required by the fiduciary obligations of such Seller acting solely in his or her capacity as an officer or director)

(f)    Certain Actions.    Prior to the termination of this Agreement, each Seller agrees not to, directly or indirectly, take any other action that would make any representation or warranty of Seller contained herein untrue or incorrect.

(g)    Registration Statement.    At the Stock Purchase Closing, Parent, Purchaser and Sellers shall enter into a registration rights agreement in substantially the form of Exhibit A hereto (the “Registration Rights Agreement”) relating to the shares of Parent Common Stock issued to the Sellers as the Purchase Price hereunder.

(h)    Majority Shareholder Release.    Effective as of the Stock Purchase Closing, each of Majority Shareholder, on behalf of itself and each of its predecessors, and direct and indirect Subsidiaries, and their respective officers, employees, directors, shareholders, successors and assigns, and each of the Wendts, on behalf of himself and his executors, administrators, conservators, successors and assigns (the “Releasing Parties”), hereby fully and forever releases and discharges the Company, Parent and Purchaser, and each of its respective predecessors, direct and indirect Subsidiaries (including, for such purposes, the Clubs), and affiliates, and each of their respective officers, employees, directors, and successors and assigns (collectively, the “Releasees”) from any and all claims, demands, obligations and liabilities of whatever kind or nature at law, in equity, or otherwise as of the Stock Purchase Closing based on any facts and circumstances existing the date thereof (collectively, “Claims”), except for (i) subject to the terms and conditions of the Merger Agreement, any Claims which Majority Shareholder and/or either or both of the Wendts may have against Parent or Purchaser arising out of a breach by Parent or Purchaser of their respective representations, warranties, agreements and covenants set forth in the Merger Agreement, (ii) subject to the terms and conditions of this Agreement, any Claims which Majority Shareholder and/or either or both of the Wendts may have against Parent or Purchaser arising out of a breach by Parent or Purchaser of their respective representations, warranties, agreements and covenants set forth in this Agreement, and (iii) such Claims arising solely pursuant to the items set forth on Schedule 6(h) hereof; provided, however, that the foregoing shall not be deemed to preclude Majority Shareholder’s right, except in connection with any matter in respect of which Majority Shareholder is obligated to indemnify any Indemnified Person under Article VIII or Article IX of the Merger Agreement, to pursue any Claims against the Releasees (other than Parent and Purchaser and their respective officers, employees, directors, and successors and assigns) in respect to a third party claim brought against the Majority Shareholder for which any of the Releasees (other than Parent and Purchaser and their respective officers, employees, directors, and successors and assigns) is responsible in whole or in part. The Releasing Parties hereby acknowledge that there is a possibility that subsequent to the execution of this Agreement or the Stock Purchase Closing they will discover facts or incur or suffer Claims which were unknown or unsuspected at the time this

Agreement was executed, and which if known by them at that time may have materially affected their decision to execute this Agreement and/or, in the case of Majority Shareholder, the Merger Agreement and, except for claims which otherwise would exist by virtue of a breach of any representation or warranty made by Parent or Purchaser in Article V of the Merger Agreement or Section 5 of this Agreement, the Releasing Parties acknowledge and agree that by reason of the release contained in the preceding paragraph, they are assuming any risk of such unknown facts and such unknown and unsuspected Claims.

(i)    At or prior to the Stock Purchase Closing, Mr. Peare shall, in exchange for $1.00, transfer to the Company (or any other designee of Purchaser’s) all shares owned by him on the date hereof in the Trendwest Fiji entity.

Section 7.    Transfer Restrictions

(a)    Restrictions on Company Common Stock

(i)    Prior to the termination of this Agreement in accordance with Section 10(d) hereof, each Seller agrees not to Transfer any Voting Shares. If any involuntary Transfer of any Voting Shares shall occur, the transferee (and all subsequent transferees thereof) shall take and hold such Voting Shares subject to all of the rights, obligations and restrictions under this Agreement, which shall continue in force and effect.

(ii)    Each Seller agrees to surrender to the Company, or to the transfer agent for the Company, certificates evidencing the Voting Shares, and shall cause the Company or the transfer agent for the Company to place the below legend on any and all certificates evidencing the Voting Shares:

THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER PURSUANT TO THAT CERTAIN STOCK PURCHASE AGREEMENT, DATED AS OF MARCH 29, 2002, BY AND BETWEEN TORNADO ACQUISITION CORPORATION, JELD-WEN, INC. AND CERTAIN OTHER SHAREHOLDERS OF TRENDWEST RESORTS, INC. ANY TRANSFER OF SUCH SHARES OF COMMON STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH AGREEMENT SHALL BE NULL AND VOID AND OF NO EFFECT WHATSOEVER.

(b)    Restrictions on Parent Common Stock

(i)    Majority Shareholder agrees that until the first anniversary of the Stock Purchase Closing Date, Majority Shareholder shall not cause or permit any Transfer of any shares of Parent Common Stock Beneficially Owned by Majority Shareholder as of any date after the date of this Agreement; provided, however, that during the period from and after the Stock Purchase Closing Date and ending on the first anniversary of the Stock Purchase Closing Date, Majority Shareholder may Transfer up to, but not more than, thirty percent (30%) of the number of shares of Parent Common Stock that Majority Shareholder acquires pursuant to this Agreement; and provided, further, however, that during the period from and after the Stock Purchase Closing Date and ending on the first anniversary of the Stock Purchase Closing Date, Majority Shareholder may pledge the other seventy percent (70%) of the number of shares of Parent Common Stock that Majority Shareholder acquires pursuant to this Agreement as collateral for a loan of money provided that (x) the pledgee agrees (and if the party making the loan and the pledgee are different Persons, then provided that both the pledgee and the Person making the loan each agree) not to, and not to instruct, cause or permit any Person acting on their behalf or for their benefit to, engage in any Hedging Transaction (as defined below) with respect to any of such pledged shares of Parent Common Stock and, (y) for the sake of clarity, such pledge is not associated with any Hedging Transaction.

(ii)    Majority Shareholder agrees that, from and after the date hereof until the first anniversary of the Stock Purchase Closing Date, it will not, without the prior written consent of Parent (which consent may be withheld or granted in the sole and absolute discretion of Parent) or except as otherwise expressly permitted herein, (A) effect, directly or indirectly, any “short sales” (as defined in Rule 3b-3 of the Exchange Act) of Parent Common Stock or any securities convertible, exercisable or exchangeable, directly or indirectly and with or without consideration, into any Parent Common Stock (the “Convertible Securities”) or (B) engage in any sale, exchange, transfer, distribution, redemption or other transactions or use any puts, calls, or other derivatives directly involving any Parent Common Stock or Convertible Securities to reduce in any way Seller’s risk of ownership of the Parent Common Stock (the transactions referred to in clauses (A) and (B) above are referred to herein as “Hedging Transactions”). The foregoing shall not be deemed to prohibit Majority Shareholder from engaging in Hedging Transactions (i) involving mutual funds of which the value of each such fund’s position in Parent Common Stock does not exceed more than 10% of the total value of each of such funds and (ii) in respect of a number of shares of Parent Common Stock equal, at any time, to (x) thirty percent (30%) of the number of shares of Parent Common Stock that Seller acquires pursuant to this Agreement, minus (y) the aggregate number of shares of Parent Common Stock that Majority Shareholder has Transferred as of such time, minus (z) the aggregate number of shares of Parent Common Stock in respect of which Majority Shareholder has, prior to such time, entered into Hedging Transactions.

(iii)    Majority Shareholder may Transfer shares of Parent Common Stock to any Person which is a direct wholly-owned corporate Subsidiary of Majority Shareholder or to the JW Employee Stock Purchase Plan, the JW Pension Plan or the JW Foundation (the “Permitted Transferees”), subject to applicable law, provided, however, in connection with any such Transfer, Parent is reasonably satisfied that such Transfer will not result in a violation of applicable securities laws, including by virtue of the fact that such Person shall have agreed to be bound by this Agreement to the same extent as Majority Shareholder (and, for the sake of clarity, by so doing shall be deemed to have made the representations and warranties set forth in Section 4(f) hereof) and, prior to such Transfer, shall have delivered to Parent a copy of such agreement, and provided further, that, for purposes of any calculation required hereunder, the number of such shares of Parent Common Stock then held by all such Persons shall be aggregated with the number of such shares of Parent Common Stock then held by Majority Shareholder for purposes of determining whether a Transfer or Hedging Transaction is permitted.

(iv)    From and after the first anniversary of the Stock Purchase Closing Date, Parent Common Stock Beneficially Owned by Majority Shareholder, may be Transferred without any restriction stemming from this Section 7(b), and the legend placed on Majority Shareholder’s Parent Common Stock pursuant to Section 3(c) shall be removed upon delivery of such certificates to Parent or its agent.

Section 8.    Indemnification.

Indemnification by Sellers.    Each Seller shall, severally and not jointly, indemnify Purchaser and its successors, permitted assigns and affiliates, and their respective officers, directors, employees, agents, representatives and affiliates from and against and shall reimburse the same for and in respect of any and all losses, costs, fines, liabilities, claims, penalties, damages (other than consequential damages) and expenses (including all legal fees and expenses) of any nature or kind, known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated (collectively “Losses”) which may be suffered, sustained or incurred by, or claimed or assessed against, any of them or to which any of them may be subject, in connection with any and all claims, suits or Losses which arise from or are related to a breach of any representation or warranty set forth in Sections 4(a), 4(b) and 4(f) or to a material breach of any other representation or warranty made by any Seller that is contained in or made pursuant to Section 4 of this Agreement.

Section 9.    Conditions to Closing.

(a)    Conditions to Each Party’s Obligations.    The respective obligations of each party under this Agreement are subject to the satisfaction, at or prior to the Stock Purchase Closing Date, of the following conditions, unless waived by Purchaser and Majority Shareholder in writing:

(i)    No judgment,order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect restraining or prohibiting (i) the consummation of the any of the Transactions or (ii) the effective operation of the business of the Company and its Subsidiaries after the Stock Purchase Closing Date.

(ii)    There has been no change in Laws after the execution of this Agreement that would prevent the Stock Purchase and Merger from qualifying as an integrated transaction that is a reorganization within the meaning of Section 368(a) of the Code.

(b)    Conditions to Obligations of Purchaser.    The obligations of Purchaser under this Agreement are subject to the satisfaction, at or prior to the Stock Purchase Closing Date, of the following conditions, unless waived by Purchaser in writing:

(i) (1)    Each of the Company and Majority Shareholder shall have performed and complied in all material respects with its obligations under the Merger Agreement required to be performed by it at or prior to the Stock Purchase Closing Date; and

  (2)    the Redemption shall have occurred.

(ii)    The actions required to be taken by Sections 1.6(b) and 1.6(c) of the Merger Agreement shall have been taken so that, among other things, in accordance with Section 1.6(b) of the Merger Agreement, New Club Directors shall represent at least three of the five directors of the Club on the Stock Purchase Closing Date.

(iii)    The representations and warranties of the Company and Majority Shareholder set forth in the Merger Agreement that are qualified as to materiality (including Company Material Adverse Effect and Club Material Adverse Effect) and the representations and warranties of the Company set forth in Sections 3.1(b) through (d), 3.2(a) and (b), 3.3(c) and (d), 3.9 and 3.11(f) of the Merger Agreement shall be true and correct and each of the other representations and warranties of the Company and Majority Shareholder set forth in the Merger Agreement shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and (except to the extent expressly made as of a specific earlier date or time, in which case as of such specified date or time) as of the Stock Purchase Closing Date as if made on and as of the Stock Purchase Closing Date.

(iv)    Parent shall have received a certificate signed by the chief executive officer and chief financial officer of the Company to the effect of Sections 9(b)(i), 9(b)(ii) and 9(b)(iii)

(v)    There shall not have occurred any Company Material Adverse Effect or Club Material Adverse Effect.

(vi)    No action, suit, proceeding, investigation or inquiry shall have been instituted, or shall be pending or threatened, by a Governmental Authority (i) seeking to restrain in any material respect to prohibit the consummation of the transactions contemplated hereby or any of the other Transactions, including the Merger, (ii) seeking to prohibit or materially limit the ownership or operation by the Company, parent or any of Parent’s Subsidiaries of any material portion of any business or of any assets of the Company or its Subsidiaries or of Parent or of any of Parent’s Subsidiaries or (iii) which would be reasonably likely to materially adversely affect the aggregate economic benefits of the Transactions, taken as a whole, to Parent or the Surviving Corporation or any of the businesses they operate.

(vii)    All consents, orders or approvals of, declarations or filings with any Governmental Authority or third party listed on Schedule 9(b)(vii) shall have been obtained and in effect and no condition or requirement shall have been imposed by any Governmental Authority in connection with any approval (or exemption) required of them in connection with the Transactions which, either alone or together with all such other conditions or requirements, (x) requires the Company or its Subsidiaries (including the Clubs) to be operated in a manner which is materially different from industry standards in effect or which is different in any material respect from the manner in which the Company (including the Clubs) currently conducts its operations on the date hereof or (y) would have a Company Material Adverse Effect.

(viii)    FIRB Approval shall have been received.

(ix)    Trendwest Resorts South Pacific Limited (“TRSP”) shall have (x) demonstrated to the reasonable satisfaction of Parent that its current Dealer’s Licence No. 193164 issued by ASIC permits the selling activities currently undertaken by TRSP in Australia, (y) TRSP shall have obtained changes in the conditions of such Dealer’s Licence enabling it to provide investment advice or (z) TRSP shall have obtained a licence under the Australian Financial Services Reform Act to provide financial product advice.

(x)The Company shall have received an owner’s policy of title insurance (or an equivalent in the jurisdiction in which any parcel of Owned Real Property is located) with respect to each parcel of Owned Real Property located in the United States (the “Title Policies”), in each case issued on the Closing Date by First American Title Company (the “Title Company”). Each such Title Policy shall insure the Company’s ownership of title with respect to the Owned Real Property, in an amount to be determined by Merger Sub, subject to the Schedule B standard preprinted exceptions (or equivalents) to the extent customarily and commercially utilized in the state in which the applicable Owned Real Property is located and free and clear of all other exceptions to or exclusions from coverage except the Permitted Liens or other matters which are specifically excluded from the scope of the representations and warranties set forth in Section 3.8 of the Merger Agreement. The Title Policies shall contain such endorsements as may be reasonably requested by counsel to Merger Sub and shall otherwise be in form reasonably satisfactory to Merger Sub’s counsel. Prior to Closing the Company shall attempt to cure, remove or otherwise satisfy any defects or other exceptions to title which are not Permitted Liens.

(xi)    Each of Majority Shareholder and the Sellers listed on Schedule 9(b)(xi) hereof shall have performed and complied in all material respects with its obligations under this Agreement required to be performed by it at or prior to the Stock Purchase Closing Date.

(xii)    The representations and warranties of each of Majority Shareholder and the Sellers listed on Schedule 9(b)(xi) hereof set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Stock Purchase Closing Date as if made on and as of the Stock Purchase Closing Date.

(xiii)    Purchaser shall have received certificates signed by each of Majority Shareholder and the Sellers listed on Schedule 9(b)(xi) hereof to the effect of Sections 9(b)(xi) and 9(b)(xii).

(xiv)    Each Seller shall have made the deliveries required by Section 3(b).

(c)    Conditions to Obligations of Sellers.    The obligations of Sellers under this Agreement are subject to the satisfaction or waiver, at or prior to the Stock Purchase Closing Date, of the following conditions, unless waived by Majority Shareholder in writing:

(i)    Parent and Purchaser shall have performed and complied in all material respects with their respective obligations under the Merger Agreement required to be performed by them at or prior to the Stock Purchase Closing Date.

(ii)    The representations and warranties of Parent and Purchaser set forth in the Merger Agreement that are qualified as to materiality shall be true and correct and all other representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall be true and correct in all material respects, in each case as of the date of the Merger Agreement and (except to the extent expressly made as of a specific earlier date or time, in which case as of such specified date or time) as of the Stock Purchase Closing Date as if made on and as of the Stock Purchase Closing Date.

(iii)    The Company and Majority Shareholder shall have received a certificate signed by an executive officer of Parent to the effect of Sections 9(c)(i) and 9(c)(ii).

(iv)    There shall not have occurred any Parent Material Adverse Effect.

(v)    Parent and Purchaser shall have performed and complied in all material respects with its obligations under this Agreement required to be performed by it at or prior to the Stock Purchase Closing Date.

(vi)    The representations and warranties of Parent and Purchaser contained in this Agreement shall be true and correct in all material respects in each case as of the date of this Agreement and at and as of the Stock Purchase Closing Date as if made at and as of such date.

(vii)    The Company and Majority Shareholder shall have received a certificate signed by an executive officer of Parent to the effect of Sections 9(c)(v) and 9(c)(vi).

Section 10.    Termination.

(a)    This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Stock Purchase Closing (it being understand that any termination pursuant to Section 10(a)(v) can only occur after the notice described in Section 3(a) has been delivered):

(i)    By mutual written consent of Parent and Majority Shareholder; or

(ii)    By either Parent or Majority Shareholder,

(w)    if a Governmental Authority shall have issued a non-appealable final order, decree or ruling or taken any other non-appealable final action having the effect of permanently restraining, enjoining or otherwise prohibiting the Stock Purchase or the Merger; or

(x)    if there has been a breach by the Company or Majority Shareholder, on the one hand, or by Parent, on the other hand, of any one or more (A) representations or warranties or (B) covenants or agreements set forth in the Merger Agreement, which breach shall result in any condition to Parent’s obligation, on the one hand, or the Sellers’ obligations, on the other hand, set forth in Section 9 not being satisfied (and such breach, in the case of each of clause (A) and clause (B), is not reasonably capable of being cured or has not been cured within 10 calendar days after the receipt of written notice thereof); or

(y)    if the Stock Purchase has not been consummated on or prior to July 15, 2002; provided, however, that the right to terminate this Agreement pursuant to this Section 10(a)(ii)(y) shall not be available to any party whose failure to fulfill any obligation under this Agreement or the Merger Agreement has been the cause of the failure of the Stock Purchase to be consummated by such date; or

(iii)    By Parent, if there shall have been a breach by any of Majority Shareholder and any of the Sellers listed on Schedule 9 of any of the representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) is not cured within ten days following written notice to such Seller (with a copy of such notice to Majority Shareholder) or (ii) by its nature cannot be cured prior to the Stock Purchase Closing Date;

(iv)    By Majority Shareholder, if there shall have been a breach by Parent or Purchaser of any of the representations, warranties, covenants or agreements set forth in this Agreement, which breach (i) is not cured within ten days following written notice to Parent or (ii) by its nature cannot be cured prior to the Stock Purchase Closing Date;

(v)    By Majority Shareholder, if the Stock Purchase Average Trading Price is less than $13.50 per share;

(vi)    By Parent, if a Change in the Company Recommendation shall have occurred; or

(vii)    By Parent, if the Company shall have violated or breached any of its obligations in Section 6.2 of the Merger Agreement.

(b)    Effect of Termination.    In the event of the termination of this Agreement as provided in Section 10(a), written notice thereof shall forthwith be given to the other party or parties in accordance with Section 11(c), specifying the provision hereof pursuant to which such termination is made, and except for this Section 10(b) and Section 11, this Agreement shall forthwith become null and void; provided, however, that termination of this Agreement shall not relieve any party from liability for any breach of this Agreement.

Section 11.    Miscellaneous Provisions.

(a)    Transactional Costs.    Except as set forth in Section 6(b), Purchaser shall be responsible for all of its legal, accounting, advisory and other fees and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby and each Seller shall be responsible for all legal, accounting (including all costs and fees), advisory and other fees and expenses incurred by such Seller in connection with this Agreement and the consummation of the transactions contemplated hereby.

(b)    Successors and Assigns.

(i)    This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder (x) to Parent, (y) to Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent, or (z) to one or more direct or indirect wholly-owned Subsidiaries of Parent (each, a “Parent Assignee”). Any such Parent Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Parent Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

(ii)    Notwithstanding anything to the contrary set forth herein, Purchaser may assign all or a portion of its rights under Section 8 of this Agreement in connection with the sale of the outstanding capital stock of the Company, the sale of all or substantially all of the assets of the Company or the sale of any material facility of the Company.

(c)    Notices.    All notices, requests, consents, instructions and other communications required or permitted to be given hereunder shall be in writing and hand delivered, sent by nationally-recognized, next-day delivery service or mailed by certified or registered mail, return receipt requested, postage prepaid, addressed as set forth below or by facsimile transmission; receipt shall be deemed to occur on the date of actual receipt if delivered personally or by registered or certified mail and if delivered by facsimile, then on the business day on which transmitted if transmitted before noon on such day and on the next business day if transmitted after noon on any day.

(i)    if to Purchaser, to:

Tornado Acquisition Corporation
c/o Cendant Corporation
9 West 57th Street, 37th Floor
New York, NY 10019
Attention:    General Counsel
Fax:    212-413-1923

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036
Attention:    David Fox, Esq.
Fax:    212-735-2000

(ii)    if to any Seller:

JELD-WEN, inc.
3250 Lakeport Boulevard
P.O. Box 1329
Klamath Falls, OR 97601-0268
Attention:    General Counsel
Fax:    541-885-7447

with a copy to:

Foster Pepper & Shefelman PLLC
1111 Third Avenue, 34th Floor
Seattle, Washington 98101
Attention:    Lucas D. Schenck, Esq.
Fax:    206-447-9700

or such other address or persons as the parties may from time to time designate in writing in the manner provided in this Section.

(d)    Entire Agreement; No Third Party Beneficiaries.    This Agreement, together with the Schedules and Exhibits hereto, and, to the extent relevant, the Merger Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersedes all other prior agreements and understandings, both written and oral, among the parties or any of them with respect to the subject matter hereof and thereof (provided, that the provisions of this Agreement shall not, except as set forth herein, including, without limitation, in Section 6(h) hereof, supersede the provisions of the Confidentiality Agreements, dated July 23, 2001 and March 5, 2002, respectively, between Parent and the Company and the Confidentiality Agreement, dated March 5, 2002 between Parent and Majority Shareholder), and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

(e)    Survival.    None of the representations and warranties set forth herein (including, without limitation, in any instrument or other document delivered pursuant hereto) shall survive the Stock Purchase Closing, except for those set forth in Sections 4(a), (e) and (f) hereof. The covenants and agreements set forth herein shall survive the Stock Purchase Closing.

(f)    Amendments and Waivers.    Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any purchase of shares of Company Common Stock, by written agreement of Parent and Purchaser on the one hand and Majority Shareholder on the other hand, by action taken by their respective boards of directors or equivalent governing bodies, provided that any such amendment that adversely affects the consideration to be received by any Seller for such Seller’s shares of Company Common Stock pursuant to Section 2 hereof shall not be effective to bind any Seller other than Majority Shareholder without the written consent of such Seller. This Agreement may not be amended except by an instrument in writing signed on behalf of each of Parent and Purchaser on the one hand and Majority Shareholder on the other hand. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

(g)    Headings.    The article and section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

(h)    GOVERNING LAW; JURISDICTION AND VENUE.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. EACH PARTY HERETO HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY DELAWARE STATE COURT OR FEDERAL COURT SITTING IN THE STATE OF DELAWARE IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS, AND HEREBY IRREVOCABLY AGREES THAT ALL CLAIMS IN RESPECT OF SUCH ACTION MAY BE HEARD AND DETERMINED IN SUCH DELAWARE STATE OR FEDERAL COURT. EACH PARTY HERETO HEREBY IRREVOCABLY CONSENTS TO PERSONAL JURISDICTION IN ANY SUCH ACTION BROUGHT IN ANY SUCH DELAWARE STATE OR FEDERAL COURT, CONSENTS TO SERVICE OF PROCESS BY REGISTERED MAIL MADE UPON SUCH PARTY AND SUCH PARTY’S AGENT AND WAIVES ANY OBJECTION TO VENUE IN ANY SUCH DELAWARE STATE OR FEDERAL COURT AND ANY CLAIM THAT ANY SUCH DELAWARE STATE OR FEDERAL COURT IS AN INCONVENIENT FORUM. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY HEREBY CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11(h).

(i)    Counterparts.    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

(j)    Interpretation.    When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise stated, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. As used in this Agreement, “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or entity of any kind whatsoever, including any Governmental Authority. References to a Person are also to its permitted successors and assigns.

(k)    Acknowledgements.    The parties hereto acknowledge and agree that (i) each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision, and (ii) each party has been represented by counsel in reviewing and negotiating such terms and provisions. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

(l)    Counterparts.    This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

(m)    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

(n)    EACH SELLER HEREBY DESIGNATES AND APPOINTS MAJORITY SHAREHOLDER AS HIS ATTORNEY IN FACT FOR PURPOSES OF (I) WAIVING ANY OF THE CONDITIONS SET FORTH IN SECTION 9(A) OR (C) HEREOF, (II) THE EXERCISE OF ANY RIGHTS UNDER SECTION 10 HEREOF AND (III) EXTENDING THE DATE SET FORTH IN SECTION 10(A)(II)(Y) HEREOF.

(o)    Legal Representation.    Each Seller hereto acknowledges that the law firm of Foster Pepper & Shefelman PLLC (including its members, employees, agents and successors) (“Counsel”) represents only the Majority Shareholder with respect to this Agreement, and that Counsel is not representing any other Seller with respect to this Agreement and that other Sellers acknowledge that they have been advised to seek independent counsel and have had opportunity to do so.

(p)    Consent of Spouse.    If Seller is married and a resident of Alaska, Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Puerto Rico, Texas, Washington or Wisconsin, Seller agrees to deliver to Purchaser within one week of the date hereof the Consent of Spouse attached hereto as Exhibit A on the date hereof.

IN WITNESS WHEREOF, Parent, Purchaser, Majority Shareholder and certain other Sellers have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

CENDANT CORPORATION

By:	/s/ ERIC J. BOCK
Name: Title:

TORNADO ACQUISITION CORPORATION

By:	/s/ ERIC J. BOCK
Name: Title:

SELLERS:

JELD-WEN, INC.

By:	/s/ DOUGLAS P. KINTZINGER
Name: Title:

/s/ RICHARD L. WENDT
Name: Richard L. Wendt

/s/ WILLIAM F. PEARE
Name: William F. Peare

/s/ JEFFERY P. SITES
Name: Jeffery P. Sites

/s/ GENE HENSLEY
Name: Gene Hensley

/s/ AL SCHRIBER
Name: Al Schriber

/s/ TIM O’NEIL
Name: Tim O’Neil

/s/ JEROL ANDRES
Name: Jerol Andres

/s/ DOUGLAS P. KINTZINGER
Name: Douglas P. Kintzinger

/s/ RODERICK C. WENDT
Name: Roderick C. Wendt

/s/ GARY FLORENCE
Name: Gary Florence

/s/ THEODORE SCHNORMEIER
Name: Theodore Schnormeier

/s/ LARRY V. WETTER
Name: Larry V. Wetter

/s/ WILLIAM B. EARLY
Name: William B. Early

/s/ JEWEL KINTZINGER
Name: Jewel Kintzinger

EXHIBIT A

CONSENT OF SPOUSE

I,             , spouse of             , have read and approved the foregoing Stock Purchase Agreement. In consideration of the right of my spouse to sell the Company Common Stock as set forth in such Agreement, I hereby appoint my spouse as my attorney-in-fact in respect to the exercise of any rights of such Agreement insofar as I may have any rights under such community property laws of the state in which I reside or similar laws relating to marital property in effect in the state of our residence as of the date of the signing of the foregoing Agreement.

Dated:	By:
Signature

Printed Name

ANNEX C

STOCK OPTION AGREEMENT

STOCK OPTION AGREEMENT, dated as of March 30, 2002 (this “Agreement”), between Cendant Corporation, a Delaware corporation (“Parent”), Tornado Acquisition Corp., an Oregon corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”) and Trendwest Resorts, Inc., an Oregon corporation (the “Company”). In addition to the terms defined elsewhere in this Agreement, capitalized terms used and not defined in this Agreement have the respective meanings ascribed to them in the Merger Agreement.

WHEREAS, Parent, Merger Sub, Jeld-wen, Inc., an Oregon corporation (“Majority Shareholder”), and the Company, concurrently with the execution and delivery of this Agreement, will enter into an Agreement and Plan of Merger and Reorganization, dated as of the date hereof (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”);

WHEREAS, Majority Shareholder and certain other shareholders of the Company beneficially owning approximately ninety percent (90%) of the outstanding shares of common stock, no par value, of the Company (the “Company Common Stock”) have agreed, pursuant to a Stock Purchase Agreement, dated the date hereof, by and among Parent, Merger Sub and such shareholders, to sell such shares to Merger Sub and Merger Sub has agreed to purchase such shares (a purchase of Company Common Stock under the Stock Purchase Agreement, the “Stock Purchase”), subject to the terms and conditions of the Stock Purchase Agreement; and

WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent and Merger Sub have required that the Company agree, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, and the Company has agreed, to grant Parent the Option (as hereinafter defined) upon the terms and subject to the conditions of this Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

THE OPTION

Section 1.1    Grant of Option.    The Company hereby grants to Merger Sub an irrevocable option (the “Option”) to purchase, subject to the first proviso of the next sentence of this Section 1.1, newly-issued shares (the “Option Shares”) of Company Common Stock at a purchase price per Option Share equal to twenty-four dollars ($24.00), payable in cash by wire transfer of immediately available funds, (the “Exercise Price”). The number of Option Shares that may be received upon the exercise of the Option and the Exercise Price are subject to adjustment as herein set forth; provided, however, that in no event shall the number of Option Shares issued pursuant hereto exceed 19.9% of the number of shares of Company Common Stock issued and outstanding (without giving effect to any Option Shares subject to or issued pursuant to the Option) on the date hereof (the “Original Number”) if Merger Sub’s receipt of twenty percent (20%) or more of the Original Number would on any date require the approval of the holders of Company Common Stock pursuant to the listing requirements or rules of NASDAQ; and provided, further, however, that in no event shall the number of Option Shares issued pursuant hereto exceed the number of shares of Company Common Stock necessary to make certain that Merger Sub will beneficially own not less than 90.5% of the shares of Company Common Stock on the date of any exercise (and, for the sake of clarity, to make certain that Merger Sub will beneficially own that number of shares of Company Common Stock required the Oregon Business Corporation Act to effect the Merger pursuant to Section 60.491 thereof). This Agreement shall terminate, and the Option hereby granted shall expire at the Effective Time (as defined in the Merger Agreement); provided, however, this Agreement shall not terminate, and the Option shall not expire if any Option Notice (as defined below) has been given by Parent prior to such date.

Section 1.2    Exercise Of Option.

(a)    Merger Sub (or its designee) may exercise the Option, in whole or in part, at any time and from time to time, in accordance with the terms of this Agreement, from and after the date on which Merger Sub shall have purchased pursuant to the Stock Purchase Agreement shares of Company Common Stock constituting at least 71% of the shares of Company Common Stock issued and outstanding on the date of purchase.

(b)    In the event that Merger Sub wishes to exercise all or any part of the Option, Merger Sub shall give written notice (an “Option Notice,” with the date of the Option Notice being hereinafter called a “Notice Date”) to the Company, specifying the number of Option Shares it will purchase and a place and date for closing such purchase (a “Top-Up Closing” and such date a “Top-Up Closing Date”). The Notice Date may be the Top-Up Closing Date. Merger Sub’s obligation to purchase Option Shares upon any exercise of the Option is subject (at its election) to the conditions that (i) no preliminary or permanent injunction or other order against the purchase, issuance or delivery of the Option Shares issued by any federal, state or foreign court of competent jurisdiction shall be in effect (and no action or proceeding shall have been commenced or threatened for purposes of obtaining such an injunction or order) and (ii) there shall have been no breach of the representations, warranties, covenants or agreements of the Company contained in this Agreement or the Merger Agreement; provided, however, that neither failure by Merger Sub to purchase Option Shares upon exercise of the Option at any Top-Up Closing as a result of the non-satisfaction of any of such conditions nor the withdrawal of any Option Notice in accordance with the next proviso shall not affect or prejudice Parent’s right to purchase such Option Shares upon the subsequent satisfaction of such conditions; and provided, further, however, that Merger Sub shall be entitled to withdraw any Option Notice at any time prior to the consummation of the transactions to be consummated at the Top-Up Closing to which such Option Notice relates.

Section 1.3    Purchase of Option Shares.    At any Top-Up Closing, (i) the Company will deliver to Merger Sub the certificate or certificates representing the number of Option Shares being purchased in proper form for transfer upon exercise of the Option in the denominations designated by Merger Sub in the Option Notice, and, if the Option has been exercised in part, a new Option evidencing the rights of Merger Sub to purchase the balance of the Option Shares subject thereto, and (ii) Merger Sub will deliver to the Company immediately available funds to the order of the Company equal to the Exercise Price times the number of Option Shares set forth in the applicable Option Notice to be purchased at such Top-Up Closing.

Section 1.4    Adjustments Upon Share Issuances, Changes in Capitalization, etc.    If after the date hereof and on or prior to any Top-Up Closing Date the outstanding shares of Company Common Stock shall be changed into a different number of shares as a result of any stock split, reverse stock split, stock dividend, reclassification or any similar transaction, the type and number of the Option Shares to be issued by the Company and the Exercise Price shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction, so that Merger Sub shall receive upon exercise of the Option the number and class of shares or other securities or property that Merger Sub would have received with respect to the Company Common Stock if the Option had been exercised immediately prior to such event or the record date therefor, as applicable, and Merger Sub had elected to the fullest extent it would have been permitted to elect, to receive such securities, cash or other property.

(a)    The rights of Merger Sub under this Section 1.4 shall be in addition to, and shall in no way limit, its rights against the Company for any breach of the Merger Agreement.

(b)    The provisions of this Agreement shall apply with appropriate adjustments to any securities for which the Option becomes exercisable pursuant to this Section 1.4.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 2.1    Authority Relative to this Agreement.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Oregon. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by the Company Board of Directors, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation of such transactions. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery hereof by the other parties hereto is a valid and binding obligation of the Company, enforceable against the Company in accordance with the terms hereof except to the extent that that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights or by generally equitable principles.

Section 2.2    No Conflict; Required Filings and Consents.    The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the articles of incorporation or by-laws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or by which the Company is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance of any kind on any of the Option Shares pursuant to, any agreement, contract, indenture, notice or instrument to which the Company is a party or by which the Company is bound or affected, or (iv) except for applicable requirements, if any, of the Australian Foreign Acquisitions and Takeovers Act 1975, the Nasdaq National Market relating to listing of the Option Shares, the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”), require any filing by the Company with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, domestic or foreign, except in the case of the foregoing clauses (ii) through (iv) for any such conflicts, violations breaches, defaults, failures to file or obtain the consent or approval of, or other occurrences that would not cause or create a material risk of non-performance or delayed performance by Company of its obligations under this Agreement.

Section 2.3    Option Shares.    The Company has taken all necessary corporate action to authorize and reserve and permit it to issue, and at all times from the date hereof through the Top-Up Closing shall have reserved, all the Option Shares issuable pursuant to this Agreement. All of the shares of Company Common Stock issuable under the Option, upon their issuance and delivery in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable, will be delivered free and clear of all Liens and will not be subject to any preemptive rights.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 3.1    Authority Relative to this Agreement.    Each of Parent and Merger Sub is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of Parent and Merger Sub has full corporate power and authority to execute and deliver this Agreement and has the full corporate power and authority to perform the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Board of Directors of each of Merger Sub and Parent and by Parent as sole shareholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and the consummation of such transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties hereto, is the valid and binding obligation of Merger Sub, enforceable against Parent or Merger Sub in accordance with the terms hereof.

Section 3.2    No Conflict, Required Filing and Consents.    The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, (a) conflict with or result in any breach of any provision of the certificate of incorporation, the bylaws or similar organizational documents of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or by which Parent or Merger Sub is bound or affected, (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, contract, indenture, note or instrument to which Parent or Merger Sub is a party or by which it is bound or affected or (iv) except for applicable requirements, if any, of the Australian Foreign Acquisitions and Takeovers Act 1975, the Exchange Act, or the Securities Act, require any filing by Parent or Merger Sub with, or any permit, authorization, consent or approval of, any governmental or regulatory authority, domestic or foreign, except in the case of each of the foregoing clauses (i) through (iv) for any such conflicts, violations, breaches, defaults, failures to file or obtain the consent or approval of, or other occurrences that would not cause or create a material risk of non-performance or delayed performance by each of Parent or Merger Sub of its obligations under this Agreement.

Section 3.3    Investment Intent.    The purchase of Option Shares pursuant to this Agreement is for the account of Parent for the purpose of investment and not with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act and the rules and regulations promulgated thereunder.

ARTICLE IV

ADDITIONAL AGREEMENTS

Section 4.1    Registration Rights; Listing of Option Shares.    Upon issuance of the Option Shares, the Company shall, at its expense, cause the Option Shares to be approved for quotation on the Nasdaq National Market System subject to notice of issuance, as promptly as practicable, and will provide prompt notice to The Nasdaq Stock Market, Inc. of the issuance of each Share pursuant to any exercise of the Option.

Section 4.2    Transfer of Option Shares; Restrictive Legend.    Prior to the time Option Shares are registered under the Securities Act, Merger Sub agrees not to transfer or otherwise dispose of the Option Shares, or any interest therein, without first providing to the Company an opinion of counsel for Merger Sub, reasonably satisfactory in form and substance to counsel for the Company, to the effect that such transfer or disposition will not violate the Securities Act or any applicable state law governing the offer and sale of securities, and the rules and regulations thereunder. Prior to the time Option Shares are registered under the Securities Act, Merger Sub further agrees to the placement on the certificate(s) representing the Option Shares of the following legend:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAWS, AND MAY BE RE-OFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM SUCH REGISTRATION OR QUALIFICATION IS AVAILABLE.”

provided that upon provision to the Company of any opinion of counsel for Merger Sub, reasonably satisfactory in form and substance to counsel for the Company, to the effect that such legend is no longer required under the provisions of the Securities Act or applicable state securities laws, the Company shall promptly cause new un-legended certificates representing such Option Shares to be issued to Parent against surrender of such legended certificates.

Section 4.3    Best Efforts.    Subject to the terms and conditions of this Agreement, Parent and the Company shall each use its best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Each party shall promptly consult with the other and provide any necessary information and material with respect to all filings made by such party with any governmental or regulatory authority in connection with this Agreement or the transactions contemplated hereby.

Section 4.4    Further Assurances.    The Company shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Parent the power to carry out the provisions of this Agreement. If Parent shall exercise the Option, or any portion thereof, in accordance with the terms of this Agreement, the Company shall, without additional consideration, execute and deliver all such further documents and instruments and take all such further action as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 4.5    Survival.    All of the representations, warranties and covenants contained herein shall survive a Top-Up Closing and the representations and warranties contained herein shall be deemed to have been made as of the date hereof and as of the date of each Top-Up Closing.

ARTICLE V

MISCELLANEOUS

Section 5.1    Specific Performance.    The parties hereto agree that if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof, without any requirement for securing or posting any bond, in addition to any other remedy at law or equity.

Section 5.2    Entire Agreement; No Third-Party Beneficiaries.    This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 5.3    Assignment.    This Agreement shall not be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder (x) to Parent, (y) to Parent and one or more direct or indirect wholly-owned Subsidiaries of Parent, or (z) to one or more direct or indirect wholly-owned Subsidiaries of Parent (each, a “Parent Assignee”). Any such Parent Assignee may thereafter assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more additional Parent Assignees. Subject to the preceding sentence, but without relieving any party hereto of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 5.4    Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 5.5    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

Section 5.6    Counterparts.    This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

Section 5.7    Notices.    All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by a nationally recognized overnight courier service (providing proof of delivery) to the parties at the addresses specified below (or at such other address for a party as shall be specified by like notice): (i) if to Parent or Merger Sub, to its address set forth in Section 12.3(a) of the Merger Agreement; and (ii) if to the Company, to the Company’s address set forth in Section 12.3(b) of the Merger Agreement.

Section 5.8    Interpretation.    When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The table of contents is for convenience of reference only, does not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Unless otherwise stated, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. As used in this Agreement, “Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or entity of any kind whatsoever, including any Governmental Authority. References to a Person are also to its permitted successors and assigns.

Section 5.9    Headings.    The article and section headings contained in this Agreement are solely for convenience of reference and shall not affect the meaning or interpretation of this Agreement or of any term or provision hereof.

Section 5.10    Jurisdiction and Venue.    Each party hereto hereby irrevocably submits to the exclusive jurisdiction of any Delaware state court or federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement and the Transactions, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each party hereto hereby irrevocably consents to personal jurisdiction in any such action brought in any such Delaware state or federal court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such Delaware state or federal court and any claim that any such Delaware state or federal court is an inconvenient forum. Each party hereby waives, to the fullest extent permitted by applicable

Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions. Each party hereby certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section 5.10.

Section 5.11    Acknowledgements.    The parties hereto acknowledge and agree that (i) each party has reviewed and negotiated the terms and provisions of this Agreement and has had the opportunity to contribute to its revision, and (ii) each party has been represented by counsel in reviewing and negotiating such terms and provisions. Accordingly, the rule of construction to the effect that ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement. Rather, the terms of this Agreement shall be construed fairly as to both parties hereto and not in favor or against either party.

Section 5.12    Definitions.    In addition to the terms defined elsewhere in this Agreement, capitalized terms used and not defined in this Agreement have the respective meanings ascribed to them in the Merger Agreement.

Section 5.13    Amendment; Modification and Waiver.    Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects by written agreement of the parties hereto, by action taken by their respective boards of directors or equivalent governing bodies. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the Parent, Merger Sub and the Company have caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

CENDANT CORPORATION

By:	/s/ Eric J. Bock
Name
Title:

TORNADO ACQUISITION CORPORATION

By:	/s/ Eric J. Bock
Name
Title:

TRENDWEST RESORTS, INC.

By:	/s/ Timothy O’Neil
Name
Title:

Signature page to Stock Option Agreement

ANNEX D

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the “Agreement”), dated as of April 30, 2002, is made by and among Cendant Corporation, a Delaware corporation (“Parent”) and certain shareholders (each a “Seller”) of Trendwest Resorts, Inc., an Oregon corporation (the “Company”), listed on Schedule 1 hereto.

RECITALS

WHEREAS, Parent, Tornado Acquisition Corporation, an Oregon corporation (“Purchaser”), JELD-WEN, inc., an Oregon corporation (“Majority Shareholder”) and the other Sellers beneficially owning approximately ninety percent (90%) of the outstanding shares of all shares of common stock, no par value, of the Company (“Company Common Stock”) have agreed to sell, pursuant to a Stock Purchase Agreement, dated March 29, 2002, (the “Stock Purchase Agreement”) all shares of Company Common Stock beneficially owned by such Sellers to Merger Sub and Merger Sub has agreed to purchase such shares (the “Stock Purchase”), subject to the terms and conditions of the Stock Purchase Agreement;

WHEREAS, in consideration for the purchase of shares of Company Common Stock pursuant to the Stock Purchase Agreement, shares of common stock, par value $.01 per share, of Parent (the “Parent Shares”) have been issued to the Sellers, in the amount for each Seller set forth on Schedule 1 hereto; and

WHEREAS, pursuant to Section 6(g) of the Stock Purchase Agreement, Parent has agreed to provide Sellers registration rights with respect to the Parent Shares.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

Section 1.    DEFINITIONS; INTERPRETATION.

1.1    Definitions.    In addition to the terms defined elsewhere in this Registration Rights Agreement, capitalized terms used and not defined in this Agreement have the respective meanings ascribed to them in or for purposes of the Stock Purchase Agreement. For purposes of this Agreement:

“Action” has the meaning set forth in Section 3.3.

“Commission” means the Securities and Exchange Commission.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“NYSE” means the New York Stock Exchange.

“Parent Indemnified Parties” has the meaning set forth in Section 3.2.

“Parent Offering” means the sale of equity securities of Parent, or securities convertible into or exchangeable or exercisable for equity securities of Parent, pursuant to a registration statement filed by Parent under the Securities Act (other than a registration statement filed on Form S-8 or any successor form) respecting an underwritten offering, whether primary or secondary, that is declared effective by the Commission.

“Parent Registration Statement” means a registration statement on Form S-3 to be filed by Parent with the Commission pursuant to Rule 415 under the Securities Act, so as to permit the offer and subsequent resale by each Seller of the Parent Shares held by such Seller from time to time following the effective date of such registration statement.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization, labor union or entity of any kind whatsoever, including any Governmental Authority.

“Registered Shares” means (i) the Parent Shares and (ii) any shares of capital stock issued with respect to or in exchange for the shares referred to in the preceding clause (i) by way of a stock dividend or stock split or in connection with a recapitalization or a merger, consolidation or other reorganization. As to any particular Registered Shares, such shares shall cease to be Registered Shares when (i) the Parent Registration Statement shall have become effective under the Securities Act and such Registered Shares shall have been disposed of in accordance with the Parent Registration Statement, (ii) such shares shall have been distributed pursuant to Rule 144 (as defined below) under the Securities Act, (iv) such shares shall have been otherwise transferred, new certificates or other evidences of ownership for them not bearing a legend restricting further transfer and not subject to any stop transfer order or other restrictions on transfer shall have been delivered by Parent or the transfer agent for such shares and subsequent disposition of such shares shall not require registration or qualification under the Securities Act or any state securities laws then in force, (v) such shares shall have been transferred without the written consent of Parent to the transfer or assignment of the rights and obligations hereunder, (vi) such shares shall be eligible for sale pursuant to Rule 144(k) or (vii) such shares shall cease to be outstanding.

“Registration Expenses” means the following expenses incident to Parent’s performance of its obligations hereunder: (i) registration and filing fees with the Commission; (ii) fees and expenses of compliance with state securities or “blue sky” laws (including reasonable fees and disbursements of “blue sky” counsel); (iii) printing expenses; (iv) fees and expenses incurred in connection with the listing of the Registered Shares on the NYSE or on such securities exchange or other national market system on which shares of the same class or series as the Registered Shares may then be principally traded; and (v) fees and expenses of counsel for Parent and of its independent certified public accountants, including the expenses of any special audits or “cold comfort” letters. The term “Registration Expenses” does not include, and Parent shall not be responsible for: (a) brokerage commissions, underwriting discounts and commissions and transfer taxes attributable to the sale of any of the Registered Shares; (b) fees and disbursements of underwriters and underwriters counsel (other than fees and expenses of such counsel incurred in connection the “blue sky” qualification of the Registered Shares); (c) fees and disbursements of counsel or of any experts retained by any Sellers in connection with the registration of the Registered Shares or the disposition of such securities; or (d) any other out-of-pocket expenses of any Sellers.

“Rule 144” means Rule 144 promulgated under the Securities Act (or any successor rule or rules).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Parent Indemnified Parties” has the meaning set forth in Section 3.2.

“Seller Indemnified Parties” has the meaning set forth in Section 3.1.

1.2    Interpretation.    When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement, unless otherwise clearly indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation.” The use of any gender herein shall be deemed to be or include the other genders and the use of the singular herein shall be deemed to be or include the plural (and vice versa), wherever appropriate.

Section 2.    REGISTRATION

2.1    Registration Procedures.

Following the execution by the parties of this Agreement, Parent shall (i) prepare and, as soon as practicable thereafter, cause to be filed with the Commission the Parent Registration Statement, and (ii) use its commercially reasonable efforts to cause the Parent Registration Statement to be declared effective at the earliest practicable date and, subject to the terms of this Agreement, to remain effective until the earlier of (a) such time as there are no longer any Registered Shares outstanding or (b) the second anniversary of the date of this Agreement. In connection with such registration of the Registered Shares, Parent shall:

(i)    subject to Section 2.4(b) hereof, prepare and file with the Commission such amendments and supplements to the Parent Registration Statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective in accordance with the terms of this Agreement and to comply with the provisions of the Securities Act with respect to the disposition of all Registered Shares covered by such registration statement;

(ii)    furnish to each Seller and, in the event of an underwritten offering, one underwriter such number of conformed copies of such Parent Registration Statement and of each amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such registration statement, and such other documents as a Seller or such underwriter may reasonably request to facilitate the disposition of the Registered Shares in accordance with the intended methods of disposition thereof as set forth in such registration statement;

(iii)    use its commercially reasonable efforts to register or qualify all the Registered Shares under such securities or “blue sky” laws of such jurisdictions as the Sellers shall reasonably request (given the intended methods of distribution), and do any and all other acts and things which may be reasonably necessary or advisable to enable each Seller to consummate the disposition in such jurisdictions of his or its Registered Shares covered by such registration statement; provided, however, that in connection therewith Parent shall not be required to register or qualify any Registered Shares under the securities or “blue sky” laws of any jurisdiction where Parent would be required (x) to qualify to do business as a foreign corporation or as a dealer in such jurisdiction, (y) to conform its capitalization or the composition of its assets at the time to the securities or “blue sky” laws of such jurisdiction or (z) to take any action that would subject it to service of process in suits other than those arising out of the offer and sale of the Registered Shares covered by such registration statement or subject itself to taxation in such jurisdiction;

(iv)    immediately notify each Seller, at any time when the prospectus included in such Parent Registration Statement is required to be delivered pursuant to the Securities Act in connection with a sale of Registered Securities, of the happening of any event which comes to the attention of Parent and as a result of which such prospectus, as then in effect, would contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, subject to Section 2.4(d), Parent will promptly prepare and furnish to each Seller a supplement to or an amendment of such prospectus so that, as thereafter delivered to the purchasers of such Registered Shares, such prospectus will not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v)    immediately notify each Seller of the issuance or, to the knowledge of Parent, threatened issuance of any stop order by the Commission suspending the effectiveness of the Parent Registration Statement or of the receipt by Parent of any notification with respect to the suspension or threatened suspension of the qualification of any Registered Shares for sale under the securities or blue sky laws of any jurisdiction, and Parent use all commercially reasonable efforts necessary (i) to prevent the entry of any threatened stop order or any threatened suspension or (ii) to remove any stop order or lift any suspension once entered;

(vi)    otherwise use its commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its securities holders as promptly as practicable an earnings statement covering a period of twelve months beginning after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder;

(vii)    in the event of an underwritten offering, enter into an underwriting agreement with an underwriter selected by Majority Shareholder containing representations, warranties, indemnities and agreements customarily included (but not inconsistent with the agreements contained herein) by an issuer of common stock in underwriting agreements with respect to offerings of common stock for the account of, or on behalf of, holders of common stock; provided, however, that the Sellers shall not utilize the Parent Registration Statement for more than one underwritten offering during the term of this Agreement. In connection with the sale of Parent Shares hereunder, each Seller may, at such Seller’s option, require that any and all representations and warranties by, and the other agreements of, Parent to or for the benefit of such underwriter or underwriters (or which would be made to or for the benefit of such an underwriter or underwriter if such sale of Parent Shares were pursuant to a customary underwritten offering) be made to and for the benefit of such Seller and that any or all of the conditions precedent to the obligations of such underwriter (or which would be so for the benefit of such underwriter under a customary underwriting agreement) be conditions precedent to the obligations of such Seller in connection with the disposition of such Seller’s securities pursuant to the terms hereof. In connection with any offering of Parent Shares registered pursuant to this Agreement, Parent shall, upon receipt of duly endorsed certificates representing the Parent Shares, (x) furnish to the underwriter, if any (or, if no underwriter, each Seller), un-legended certificates representing ownership of Parent Shares being sold, in such denominations as requested, and (y) instruct any transfer agent and registrar of the Parent Shares to release any stop transfer order with respect thereto; and

(viii)    use its commercially reasonable efforts to cause the Registered Shares to be listed on the NYSE or on such other securities exchange or national market system on which securities of Parent of the same class or series as the Registered Shares are then principally traded.

2.2    Registration Expenses.    Parent will pay all Registration Expenses in connection with the registration of Registered Shares pursuant to Section 2.1. Sellers will pay, and hold Parent harmless from, all other costs and expenses incurred by or on behalf of any Seller or any Seller in connection with an offer and sale or other disposition of Registered Shares pursuant to this Agreement.

2.3    Preparation; Reasonable Investigation.    In connection with the preparation and filing of the Parent Registration Statement, Parent shall provide to one counsel selected by the Sellers and, in the case of an underwritten offering, if any, one counsel for the for the underwriter, if any, drafts of each prospectus included therein or filed with the Commission (other than any documents incorporated by reference in any prospectus), and each amendment thereof or supplement thereto. Such review shall be conducted and such comments shall be delivered by Sellers with reasonable promptness. In connection with a sale of Parent Shares by or through an underwriter, Parent shall make available for inspection by Sellers, any underwriter participating in any disposition pursuant to the Parent Registration Statement, and one counsel and one nationally recognized independent accounting firm retained by Sellers or underwriter, all reasonably requested financial and other records, pertinent corporate documents and properties of Parent, and cause Parent’s officers, directors, employees, attorneys and independent accountants to supply all information reasonably requested by Sellers, the underwriter, such counsel and accounting firm in connection with the Parent Registration Statement; provided, however, that information which Parent determines, in good faith, to be confidential shall not be disclosed by such persons unless (i) the disclosure of such information is required by applicable federal securities laws or is necessary to avoid or correct a misstatement or omission in such Parent Registration Statement or (ii) the release of such information is ordered pursuant to a subpoena or other order from a court of competent jurisdiction. Each Seller agrees, on such Seller’s own behalf and on behalf of all of the Sellers’ underwriters, accountants, attorneys and agents, that the information obtained by any of them as a result of such inspections shall be deemed confidential unless and until such is made generally available to the public. Each Seller further agrees, on such Seller’s own behalf and on behalf of all of the Sellers’ underwriters, accountants, attorneys and agents, that Seller will, upon learning that disclosure of such information is sought in a court of competent jurisdiction, give notice to Parent and allow Parent, at Seller’s expense, to undertake appropriate action to prevent disclosure of the information deemed confidential. Nothing contained herein shall require Parent to waive any attorney-client privilege or disclose attorney work product.

2.4    Certain Covenants.    Each Seller shall furnish to Parent such information regarding such Seller, its intended method of distribution of Registered Shares and such other information as Parent may from time to time reasonably request for purposes of preparation of the Parent Registration Statement and to maintain the effectiveness of such registration statement.

(a)    At least two business day prior to any disposition of Registered Shares by each Seller, such Seller will orally advise Parent of the dates on which such disposition is expected to commence and terminate, the number of Registered Shares expected to be sold, the method of disposition and such other information as Parent may reasonably request in order to supplement the prospectus contained in the registration statement in accordance with the rules and regulations of the Commission. Promptly after receiving such advice, Parent will, if necessary, (i) prepare a supplement to the prospectus based upon such advice and file the same with the Commission pursuant to Rule 424(b) under the Securities Act and (ii), if necessary, qualify the Registered Shares to be sold under the securities or blue sky laws of such jurisdictions in the United States as such Seller shall reasonably request (subject to the proviso of Section 2.1(iii)).

(b)    Parent may postpone the filing or the effectiveness of the Parent Registration Statement or suspend the use of the Parent Registration Statement not to exceed 120 days in any 12-month period, (i) if Parent determines that the filing or continued use of the Parent Registration Statement would require Parent to disclose a material financing, acquisition or other corporate development of Parent or any of its affiliates and Parent shall have determined that such disclosure is not in the best interest of Parent (ii) if Parent determines that such action is required by applicable Law or (iii) upon the occurrence of any event contemplated by Section 2.1(iv) hereof. Parent shall promptly notify each Seller at such time as such financing, acquisition or other corporate development has been otherwise publicly disclosed or terminated or counsel to Parent has determined that such disclosure is not required due to subsequent events.

(c)    Each Seller agrees that, upon receipt of any notice from Parent of the happening of any event of the kind described in Section 2.1(iv), such Seller will forthwith discontinue disposition of the Registered Shares pursuant to such registration statement until receipt of copies of the supplemented or amended prospectus contemplated by Section 2.1(iv), and, if so directed by Parent, will deliver to Parent all copies of the prospectus covering the Registered Shares in its possession at the time of receipt of such notice.

(d)    Each Seller shall, at any time it is engaged in a distribution of Registered Shares, comply with all applicable laws, including Regulation M promulgated under the Exchange Act (“Regulation M”) and (i) will not engage in any stabilization activity in connection with the securities of Parent in contravention of such rules, (ii) will distribute the Registered Shares solely in the manner described in the Parent Registration Statement (iii) will not bid for or purchase any securities of Parent or attempt to induce any person to purchase any securities of Parent other than as permitted under the Exchange Act and (iv) will instruct any “affiliated purchaser” of such Seller (as such term is defined in Regulation M), including without limitation, in the event of an underwritten offering, the underwriter to comply with the above provisions.

(e)    Each Seller shall provide such information and materials, execute all such documents and take all such other actions as Parent shall reasonably request in order to permit Parent to comply with all applicable requirements of law and to effect the registration of the Registered Shares.

Section 3.    INDEMNIFICATION.

3.1    Indemnification by Parent.    Parent will indemnify and hold harmless each Seller, such Seller’s directors, officers and partners and each other Person, if any, who controls such Seller within the meaning of the

Securities Act or the Exchange Act (“Seller Indemnified Parties”), against any and all losses, claims, damages or liabilities, joint or several, and expenses to which the Parent Indemnified Parties, or any of them, may become subject, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses arise out of or are based upon (x) any untrue statement or alleged untrue statement of any material fact contained in the Parent Registration Statement, any preliminary, final or summary prospectus included therein, or any amendment or supplement thereto, or (y) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and Parent will reimburse such Parent Indemnified Parties for any legal or any other expenses reasonably incurred by them in connection with investigating or defending such loss, claim, liability, action or proceeding; provided, that Parent shall not be liable to any Seller, such Seller’s directors, officers or partners or any Person, if any, who controls such Seller within the meaning of the Securities Act or the Exchange Act to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon (i) any actual or alleged untrue statement in or any actual or alleged omission from, the Parent Registration Statement or amendment or supplement thereto or any preliminary, final or summary prospectus, in reliance upon and in conformity with written information furnished by or on behalf of such Seller to Parent specifically for use in the preparation thereof, (ii) any actual or alleged untrue statement of a material fact or any actual or alleged omission of a material fact required to be stated in any preliminary prospectus if such Seller sells Registered Shares to a Person to whom there was not sent or given, at or prior to the written confirmation of such sale, a copy of the final prospectus or of the final prospectus as then amended or supplemented, whichever is most recent, if Parent had previously furnished copies thereof to such Seller or its representatives and such final prospectus, as then amended or supplemented, corrected any such misstatement or omission or (iii) the use of any preliminary, final or summary prospectus by or on behalf of such Seller after Parent has notified such Seller, in accordance with Section 2.1(iv), that such prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein, in the light of the circumstances under which they were made, not misleading.

3.2    Indemnification by Sellers.    Each Seller will indemnify and hold harmless Parent, each of its directors and officers, and each Person, if any, who controls Parent within the meaning of the Securities Act or the Exchange Act (the “Parent Indemnified Parties”), against any and all losses, claims, damages or liabilities and expenses to which the Parent Indemnified Parties may become subject, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Parent Registration Statement, any preliminary, final or summary prospectus included therein, or amendment or supplement thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with written information furnished to Parent by or on behalf of such Sellers specifically for use in the preparation thereof or (ii) the use of any prospectus by or on behalf of such Sellers after Parent has notified such Sellers that such prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no Seller shall be liable under this Section 3.2 for any amounts exceeding the gross proceeds received by such Seller in connection with the sale of such Seller’s Registered Shares.

3.3    Indemnification Procedures.    Any Person that proposes to assert the right to be indemnified under this Section 3 shall, promptly after receipt of notice of any action, suit, inquiry, judicial, administrative or other proceeding or arbitration or investigation by or before any Governmental Authority (collectively, an “Action”) against such Person in respect of which a claim is to be made against an indemnifying party under this Section 3, notify such indemnifying party of the commencement of such Action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party of any such Action shall not relieve it from any liability that it may have to any indemnified party otherwise than under this Section 3, except to the extent that such indemnifying party is prejudiced by such failure to give notice. In case any such Action shall be brought and notice given to the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate in and to assume the defense thereof, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any further legal or other expenses incurred by such indemnified party, except as provided below and except for the reasonable costs of investigation subsequently incurred by such indemnified party in connection with the defense thereof. The indemnified party shall have the right to employ separate counsel and to participate in (but not control) any such Action, but the fees and expenses of such counsel shall be the expense of such indemnified party unless (i) the employment of counsel by such indemnified party has been authorized by the indemnifying party, (ii) the indemnified party shall have been advised by its counsel in writing that there are legal defenses available to it that are different from or in addition to those available to the indemnifying parties, (iii) the indemnified party shall have been advised by its counsel in writing that there is a conflict of interest between the indemnifying party and the indemnified party in the conduct of the defense of such Action (in which case the indemnifying party shall not have the right to direct the defense of such Action on behalf of the indemnified party) or (iv) the indemnifying party shall not in fact have employed counsel to assume the defense of such Action, in each of which cases the fees and expenses of such counsel shall be at the expense of the indemnifying party. An indemnifying party shall not be liable for any settlement of an Action effected without its written consent (which consent shall not be unreasonably withheld). No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect of such Action. An indemnifying party who is not entitled to, or elects not to, assume the defense of an Action will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such Action.

3.4    Contribution.    If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution for any and all losses, claims, damages or liabilities, joint or several, and expenses to which they may become subject, in such proportion as is appropriate to reflect the relative fault of the parties entitled to indemnification, on the one hand, and the indemnifying parties, on the other, in connection with the matter out of which such losses, claims, damages, liabilities or expenses arise or result from. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the Action was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances. Parent and each Seller agrees that it would not be equitable if the amount of such contribution were determined by pro rata or per capita allocation.

Section 4.    RULE 144.

4.1    Subject to Section 2.4, Parent hereby covenants to use its commercially reasonable efforts to file in a timely manner all reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if at any time Parent is not required to file such reports, it will, upon the request of Seller, make publicly available other information so long as necessary to permit sales under Rule 144 under the Securities Act), and it will take such further action as any Seller may reasonably request, all to the extent required from time to time to enable Parent to meet the requirements for issuers entitled to register securities on Form S-3 or any successor form.

Section 5.    MISCELLANEOUS

5.1    Effectiveness of Agreement.    The provisions of this Agreement shall be effective as of the date hereof.

5.2    Notices.    All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, by mail (certified or registered mail, return receipt requested), by reputable overnight courier or by facsimile transmission (receipt of which is confirmed):

(a)    If to Purchaser or to Parent, to:

Cendant Corporation
9 West 57th Street, 37th Floor
New York, NY 10019
Attention: General Counsel
Fax: 212-413-1923

with a copy to:

Skadden, Arps, Slate, Meagher & Flom
Four Times Square
New York, NY 10036
Attention: David Fox, Esq.
Fax: 212-735-2000;

(b)    If to Seller, to the address set forth for such Seller in Schedule 1, or to such other person or address as any party shall specify by notice in writing, given in accordance with this Section 5.2, to the other parties hereto. All such notices, requests, demands, waivers and communications shall be deemed to have been given on the date on which so hand-delivered, on the third business day following the date on which so mailed, on the next business day following the date on which delivered to such overnight courier and on the date of such facsimile transmission and confirmation, except for a notice of change of person or address, which shall be effective only upon receipt thereof.

5.3    Entire Agreement.    This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, both oral and written, with respect to the subject matter hereof.

5.4    Binding Effect; Assignment.    This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns, but, except as expressly contemplated herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, by Parent, on the one hand, or any Seller, on the other hand, without the prior written consent of the other; provided however, Majority Shareholder may, without the consent of Parent, assign its rights and obligations under this Agreement to any Permitted Transferee (as such term is defined in the Stock Purchase Agreement) (the “Permitted Assignees”) in connection with the transfer of Registered Shares to Permitted Assignees; provided, however, that (a) Majority Shareholder may assign such rights and obligations only to the extent of the number of Registered Shares transferred to such Permitted Assignees, (b) such Permitted Assignees may not further assign such rights and obligations in any way and (c) such Permitted Assignees specifically agree to be bound by the provisions hereof, a copy of of which shall have been provided to Parent prior to such transfer. Upon any such assignment, this Agreement shall be amended to substitute the assignee as a party hereto in a writing reasonably acceptable to the other party.

5.5    Amendment, Modification and Waiver.    Subject to applicable Law and as otherwise provided in the Agreement, this Agreement may be amended, modified and supplemented in any and all respects by written agreement of the parties hereto. This Agreement may not be amended except by an instrument in writing signed on behalf of Parent and the holder(s) of a majority of the Registered Shares; provided, however, that any amendment that would adversely affect the rights of an individual Seller in a manner different than it affects the rights of other Sellers shall require the consent of such affected Seller. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof; nor shall any waiver on the part of any party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

5.6    Third-Party Beneficiaries.    This Agreement is not intended to confer upon any Person other than the parties hereto and any rights hereunder.

5.7    Counterparts.    This Agreement may be executed manually or by facsimile by the parties hereto, or xerographically or electronically by their respective attorneys, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the parties and delivered to the other parties.

5.8    Governing Law.    This Agreement shall be governed by the laws of the State of Delaware, without regard to the principles of conflicts of law thereof.

5.9    Termination.    Subject to the provisions of Section 2.1 hereof, this Agreement shall terminate on the third anniversary of the date hereof; provided, however, that the provisions of Section 3 hereof shall survive termination of this Agreement.

5.10    Jurisdiction and Venue.    Each party hereto hereby irrevocably submits to the exclusive jurisdiction of any Delaware state court or federal court sitting in the State of Delaware in any action arising out of or relating to this Agreement, and hereby irrevocably agrees that all claims in respect of such action may be heard and determined in such Delaware state or federal court. Each party hereto hereby irrevocably consents to personal jurisdiction in any such action brought in any such Delaware state or federal court, consents to service of process by registered mail made upon such party and such party’s agent and waives any objection to venue in any such Delaware state or federal court and any claim that any such Delaware state or federal court is an inconvenient forum. Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions. Each party hereby certifies that it has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications set forth above in this Section 5.10.

IN WITNESS WHEREOF, each of the undersigned has caused this Agreement to be duly signed as of the date first above written.

CENDANT CORPORATION

By:	/S/ ERIC J. BOCK
Name:	Eric J. Bock
Title:

SELLERS

JELD-WEN, inc.

By:	/S/ DOUGLAS P. KINTZINGER
Name:	Douglas P. Kintzinger
Title:

/S/ RICHARD L. WENDT

Name:	Richard L. Wendt

/S/ WILLIAM F. PEARE

Name:	William F. Peare

/S/ JEFFERY P. SITES

Name:	Jeffery P. Sites

/S/ GENE HENSLEY

Name:	Gene Hensley

/S/ AL SCHRIBER

Name:	Al Schriber

/S/ TIM O’NEIL

Name:	Tim O’Neil

/S/ JEROL ANDRES

Name:	Jerol Andres

/S/ DOUGLAS P. KINTZINGER

Name:	Douglas P. Kintzinger

/S/ RODERICK C. WENDT

Name:	Roderick C. Wendt

/S/ GARY FLORENCE

Name:	Gary Florence

/S/ THEODORE SCHNORMEIER

Name:	Theodore Schnormeier

/S/ LARRY V. WETTER

Name:	Larry V. Wetter

/S/ WILLIAM B. EARLY

Name:	William B. Early

/S/ JEWEL KINTZINGER

Name:	Jewel Kintzinger

Annex E
March 28, 2002

Board of Directors
Trendwest Resorts, Inc.
9805 Willows Road
Redmond, WA 98052

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the shareholders of Trendwest Resorts, Inc. (the “Company”), other than the Selling Shareholders (as defined below), of the Exchange Ratio (as defined below) provided for in connection with the proposed merger (the “Merger”) of the Company with a wholly owned subsidiary of Cendant Corporation (the “Purchaser”). Pursuant to the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 30, 2002 (the “Agreement”), among the Company, the Purchaser and Tornado Acquisition Corporation (“Acquisition Sub”), the Company will become a wholly owned subsidiary of the Purchaser, and shareholders of the Company, other than the Selling Shareholders, will receive for each share of Common Stock, no par value, of the Company (the “Company Common Stock”) held by them, other than shares held by the Purchaser or any affiliate of the Purchaser, consideration equal to such number of shares of Common Stock, par value $0.01 per share, of the Purchaser (the “Purchaser Common Stock”) as determined pursuant to the formula set forth in the Agreement (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set out in the Agreement.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other business and financial information of the Company and the Purchaser, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company and the Purchaser, respectively;

(iii)	analyzed certain financial forecasts prepared by the management of the Company and certain publicly available financial forecasts of the Purchaser;

(iv)
discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company and discussed the past and current operations, financial condition and prospects of the Purchaser with senior executives of the Purchaser;

(v)	reviewed and discussed with senior executives of the Company information relating to certain strategic, financial and operational benefits anticipated from the Merger;

(vi)	reviewed the pro forma impact of the Merger on the Purchaser’s earnings per share;

(vii)	reviewed and considered information relating to the relative contributions of the Company and the Purchaser to the combined company;

(viii)	reviewed the reported prices and trading activity for the Company Common Stock and the Purchaser Common Stock;

(ix)
reviewed the financial performance of the Company and the Purchaser and the prices and trading activity of the Company Common Stock and the Purchaser Common Stock and, with respect to the Company and the Company Common Stock, compared such information with that of certain other publicly traded companies we deemed relevant;

Board of Directors
March 28, 2002

(x)	compared certain financial terms to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant;

(xi)	participated in discussions and negotiations among representatives of the Company and the Purchaser and their financial and legal advisors;

(xii)
reviewed the March 27, 2002 draft of the Agreement and certain related documents, including the March 27, 2002 draft of the Stock Purchase Agreement, dated as of March 30, 2002 (the “Stock Purchase Agreement”), among the Purchaser, Acquisition Sub, Jeld-Wen, Inc., the majority shareholder of the Company (“Jeld-Wen”), and certain other shareholders of the Company (together with Jeld-Wen, the “Selling Shareholders”);

(xiii)
reviewed the valuation report, dated as of March 26, 2002, prepared by Economic Research Associates (the “MountainStar Valuation Report”) relating to MountainStar, a development project of the Company (“MountainStar”); and

(xiv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information reviewed by us for purposes of this opinion. With respect to the financial forecasts of the Company prepared by the management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of the Company. With respect to the publicly available financial forecasts of the Purchaser, the management of the Purchaser has reviewed such forecasts and has advised us, and we have assumed, that such forecasts represent reasonable estimates and judgments as to the future financial performance of the Purchaser. We have not made any independent valuation or appraisal of the assets or liabilities of the Company and, other than the MountainStar Valuation Report, we have not been furnished with any such appraisals. You have informed us, and we have assumed, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In rendering our opinion, we have assumed that the terms and conditions of the Merger and the related transactions set forth in the final forms of the Agreement and the Stock Purchase Agreement will not differ in any material respects from the terms set forth in the drafts of the Agreement and Stock Purchase Agreement reviewed by us. We have also assumed that the Merger will be consummated as provided in the Agreement, with full satisfaction of all covenants and conditions and without waiver thereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Merger and will receive a fee for our services, including a fee which is contingent upon rendering this opinion and an additional fee which is contingent upon the consummation of the transactions contemplated by the Stock Purchase Agreement and the Agreement. In the past, Banc of America Securities LLC or its affiliates have provided financial advisory and financing services for the Company and the Purchaser and have received fees for the rendering of these services. In the past, Banc of America Securities LLC or its affiliates have also provided certain financial advisory and financial services to Jeld-Wen, the majority shareholder of the Company, including financial advisory services with respect to a sale of Jeld-Wen’s interest in the Company. Bank of America, N.A., an affiliate of ours, is an agent and lender under credit facilities with the Purchaser and Jeld-Wen. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company and the Purchaser for our own account or for the accounts of customers and, accordingly, we or our affiliates may at any time hold long or short positions in such securities.

Board of Directors
March 28, 2002

It is understood that this letter is for the benefit and use of the Board of Directors of the Company in connection with and for purposes of its evaluation of the Merger and is not on behalf of, and shall not confer rights or remedies upon, any person other than the Board of Directors. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written consent in each instance. However, this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission, so long as this opinion is reproduced in such filing in full and any description of or reference to us or summary of this opinion and the related analysis in such filing is in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and we do not have any obligation to update, revise, or reaffirm this opinion. This opinion does not in any manner address the prices at which the Purchaser Common Stock will trade following consummation of the Merger. In addition, we express no opinion or recommendation as to how the shareholders of the Company should vote at any shareholders’ meeting held in connection with the Merger.

Banc of America Securities LLC has not performed any analyses with respect to the arrangements between the Company and Jeld-Wen relating to MountainStar, including the proposed transfer of MountainStar from the Company to Jeld-Wen and the potential repurchase of MountainStar by the Company. This opinion does not address the impact of such arrangements upon the fairness, from a financial point of view, of the Exchange Ratio to the Company’s shareholders.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Exchange Ratio in the proposed Merger is fair from a financial point of view to the Company’s shareholders, other than the Selling Shareholders.

Very truly yours,

/s/    BANC OF AMERICA SECURITIES LLC
BANC OF AMERICA SECURITIES LLC

Annex F
Letterhead of Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

March 28, 2002

The Special Committee of the Board of Directors of
Trendwest Resorts, Inc.
9805 Willows Road
Redmond, WA 98052

Dear Special Committee Members:

We understand the following regarding Trendwest Resorts, Inc. (together with its subsidiaries, the “Company” or “Trendwest”), its controlling shareholder, JELD-WEN, Inc. (“JELD-WEN”), certain affiliates of JELD-WEN (the “JELD-WEN Affiliates”), and Cendant Corporation (“Cendant”):

Approximately 80 percent of the Company’s shares are held by JELD-WEN. Further, certain JELD-WEN Affiliates and members of the Company’s management team and Board of Directors (the “Board”) together hold a sufficient number of shares such that when the JELD-WEN Affiliates, Company management, and Board’s ownership interests in the Company are considered in combination with JELD-WEN’s interests in the Company, such collective interests total more than a 90 percent interest in the Company.

Pursuant to the Stock Purchase Agreement by and among Cendant, Trendwest Acquisition Corporation, JELD-WEN and certain other Shareholders of Trendwest (the JELD-WEN Affiliates, and certain members of the Company’s management and Board) (the “Stock Purchase Agreement”), Cendant shall purchase the shares of Trendwest held by JELD-WEN, the JELD-WEN Affiliates, and the Company’s management and Board members for consideration in the form of Cendant common shares, as follows:

(i)
in the event that the average closing price of Cendant’s common stock during the 10 days prior to Cendant’s purchase of the Trendwest stock is less than $16.15, then the consideration shall be 1.486 shares of Cendant stock in exchange for each Trendwest share;

(ii)
in the event that the average closing price of Cendant’s common stock during the 10 days prior to Cendant’s purchase of the Trendwest stock is greater than $16.15 but less than $18.50, then the consideration shall be a sufficient number of shares of Cendant stock to equal a value of $24.00 in exchange for each Trendwest share;

(iii)
in the event that the average closing price of Cendant’s common stock during the 10 days prior to Cendant’s purchase of the Trendwest stock is greater than $18.50, then the consideration shall be 1.297 shares of Cendant stock in exchange for each Trendwest share; and

(iv)
at the closing of the Merger described below, the shareholders other than JELD-WEN may have the number of Cendant shares received by them increased if the exchange ratio of the Unaffiliated Shareholders (as defined below) is greater than that received by them in the Stock Acquisition.

Cendant’s issuance of Cendant shares in exchange for the Trendwest shares owned by JELD-WEN, the JELD-WEN Affiliates, the Company’s management and Board members (as set forth above and as detailed in the Stock Purchase Agreement), and other related transactions are collectively referred to herein as the “Stock Acquisition.” The Stock Acquisition will result in Cendant owning greater than 90.0 percent of Trendwest shares.

As soon as practical following the Stock Acquisition, and pursuant to the Agreement and Plan of Merger and Reorganization by and among Cendant, Trendwest Acquisition Corporation, JELD-WEN, and Trendwest (the “Merger Agreement”), Cendant will acquire those shares of Trendwest not purchased pursuant to the Stock Purchase Agreement (the “Merger”). Such shares are currently held by Trendwest shareholders who are not

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The Special Committee of the Board of Directors of
Trendwest Resorts, Inc.
March 28, 2002

affiliated with JELD-WEN and not subject to the Stock Purchase Agreement (collectively the “Unaffiliated Shareholders”). In exchange for each Trendwest share acquired pursuant to the Merger Agreement, Cendant will provide the Unaffiliated Shareholders with consideration in the form of a number of Cendant common shares for each Trendwest share equal to the greater of:

(i)	the number of Cendant common shares actually received per share by JELD-WEN and the others pursuant to the Stock Purchase Agreement, or

(ii)
in the event that the average closing price of Cendant’s common stock during the 10 days ending two business days prior to the Merger (the “Measurement Period”) is less than $16.15, then the consideration shall be 1.486 shares of Cendant stock in exchange for each Trendwest share; in the event that the average closing price of Cendant’s common stock during the Measurement Period is greater than $16.15 but less than $18.50 then the consideration shall be a sufficient number of shares of Cendant stock to equal a value of $24 in exchange for each Trendwest share; and in the event that the average closing price of Cendant’s common stock during the Measurement Period is less than $13.50 per share, then the consideration shall be increased so that the Unaffiliated Shareholders receive Cendant shares with a value of $20.061 for each Trendwest share.

Prior to both the Stock Acquisition and the Merger, JELD-WEN will acquire the Company’s subsidiary that holds certain property known as the MountainStar Resort and certain other assets comprising the MountainStar Resort (the resort and the subsidiary are collectively referred to herein as “MountainStar”). In connection with JELD-WEN’s acquisition of MountainStar, the subsidiary will have indebtedness of approximately $13 million currently owed to JELD-WEN by Trendwest, from which Trendwest will be released, and will also have approximately $16 to $18 million of debt currently owed by that subsidiary to Trendwest. JELD-WEN will have a portion of the Trendwest shares held by JELD-WEN redeemed in exchange for MountainStar, such that the total number of shares when valued at $24 per share equals the approximate $78 million book value of MountainStar less the amount of debt held by the MountainStar subsidiary. JELD-WEN’s purchase of MountainStar, and the related JELD-WEN assumption of the subsidiary debt and the redemption of a portion of JELD-WEN’s Trendwest shares as consideration for MountainStar are collectively referred to herein as the “MountainStar Sale.”

The Stock Acquisition, the Merger, the MountainStar Sale, and other related transactions disclosed to Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey’) are collectively referred to herein as the “Transaction.” The Company has formed a Special Committee of its Board of Directors (the “Special Committee”) to consider certain matters relating to the Transaction.

You have requested our opinion (the “Opinion”) as to the matters set forth below. The Opinion does not address the Company’s underlying business decision to effect the Transaction. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(1)
met with certain members of the senior management of the Company to discuss the operations, financial condition, future prospects, projected operations and performance of the Company, MountainStar, and the pending Transaction;

(2)	held discussions with Banc of America Securities, the Company’s investment bankers, to discuss the process and evolution, as well as the structure and consideration, of the Transaction;

F-2

The Special Committee of the Board of Directors of
Trendwest Resorts, Inc.
March 28, 2002

(3)
reviewed the Company’s Form 10-K for the fiscal year ended December 31, 2000, Form 10-Q for the three quarters ended September 30, 2001, and a draft of the Company’s Form 10-K for the year ended December 31, 2001, which the Company’s management has identified as conforming the most current Company financial statements available;

(4)	reviewed various projections of the Company’s financial performance for the fiscal years ended December 31, 2002 through 2006 prepared by the Company’s management;

(5)	reviewed various projections of MountainStar’s financial performance for the fiscal years ended December 31, 2002 through 2015 prepared by the Company’s management;

(6)	reviewed various memoranda regarding management’s exit strategies for MountainStar;

(7)	reviewed the historical market prices and trading volume for the Company’s publicly traded securities and other publicly available information regarding the Company;

(8)	reviewed certain publicly available financial data for certain companies that we deemed comparable to the Company;

(9)
reviewed drafts of certain documents relating to the Transaction, including the Merger Agreement dated March 27, 2002, the Stock Purchase Agreement dated March 27, 2002, and other related agreements; and

(10)	conducted such other studies, analyses and inquiries as we have deemed appropriate.

We have relied upon and assumed, without independent verification, that the financial forecasts and projections provided to us have been reasonably prepared and reflect the best currently available estimates of the future financial results and condition of the Company and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

We consent to inclusion of our opinion in its entirety in the Prospectus relating to the proposed Merger.

Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration per share to be received by the Shareholders of the Company other than JELD-WEN and the JELD-WEN Affiliates in connection with the Transaction: (i) is fair to them from a financial point of view; and (ii) is not less than the financial consideration per share to be received by JELD-WEN or the JELD-WEN Affiliates in connection with the Transaction.

/s/    HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.
HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

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